EXHIBIT 99.2

NI 43-101 TECHNICAL REPORT

NEW FOUND GOLD CORP’S QUEENSWAY GOLD PROJECT

IN NEWFOUNDLAND AND LABRADOR, CANADA:

2024 EXPLORATION UPDATE

Prepared For:	New Found Gold Corp. 555 Burrard Street Vancouver, BC V7X 1M8 Canada
Prepared by:

APEX Geoscience Ltd. [1]

#100, 11450-160 ST NW,
Edmonton, AB, Canada, T5M 3Y7

Jorgensen Engineering and Technical Services, LLC [2]

1230 East Jamison Avenue,

Centennial, CO, USA, 80122

GL Simmons Consulting, LLC [3]

15923 Shadow Mountain Ranch Road, Larkspur, Colorado, USA, 80118

[1]	D. Roy Eccles, M.Sc., P. Geol. P. Geo.
[2]	Mark K. Jorgensen, B.Sc., QP Metallurgy
[3]	Gary Simmons, B.Sc. QP Metallurgy

Effective Date: 18 April 2024

Signing Date: 4 June 2024

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Contents

1	Summary				1
	1.1	Issuer and Purpose			1
	1.2	Authors and Site Inspection			1
	1.3	Property Location, Description and Access			1
	1.4	Property Ownership and Option Agreement			2
	1.5	Royalties			2
	1.6	Permits, Environmental Assessment, and Significant Factors			3
	1.7	Geology and Mineralization			3
	1.8	Historical Exploration			4
	1.9	New Found Gold Corp. Ground Exploration			4
	1.10	New Found Gold Corp. Drilling Update			6
	1.11	Metallurgical Test Results			7
	1.12	Conclusions and Uncertainties			7
	1.13	Recommendations			10
2	Introduction				12
	2.1	Issuer and Purpose			12
	2.2	Author and Site Inspection			12
	2.3	Sources of Information			14
	2.4	Units of Measure			15
3	Reliance of Other Experts				17
4	Property Description and Location				18
	4.1	Description and Location			18
	4.2	Property Ownership Summary			26
	4.3	Mineral Tenure Information and Maintenance			27
	4.4	Access and Surface Rights			28
	4.5	Option Agreement			29
	4.6	Royalties			30
	4.7	Permits			31
	4.8	Environmental Assessment and Significant Factors			32
5	Accessibility, Climate, Local Resources, Infrastructure and Physiography				35
	5.1	Accessibility			35
	5.2	Site Topography, Elevation and Vegetation			35
	5.3	Climate			38
	5.4	Local Resources and Infrastructure			38
		5.4.1	Power Supply		39
		5.4.2	Water Supply		40
6	History				41
	6.1	Introduction			41
	6.2	Historical Exploration by Companies Other Than New Found Gold Corp.			42
		6.2.1	Prospecting, Geological Mapping, and Geochemical Surveying		46
		6.2.2	Geophysical Surveys		51
			6.2.2.1	Airborne Geophysics	51
			6.2.2.2	Ground Geophysics	51
		6.2.3	Trenching		54
		6.2.4	Drilling		54
		6.2.5	Conclusions and Quality of Historical Data		55
	6.3	Historical Mineral Resource and Mineral Reserve Estimates at the Queensway Property			59
7	Geological Setting and Mineralization				60
	7.1	Regional Geology			60
	7.2	Property Geology			69
		7.2.1	Geology		69
			7.2.1.1	Appleton Fault: Footwall Domain	69
			7.2.1.1	Appleton Fault: Hangingwall Domain	70
		7.2.2	Preliminary Stratigraphic Framework and Lithological Descriptions		70

18 April 2024	i

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

		7.2.3	Mineralization - Overview	70
		7.2.4	Alteration	76
		7.2.5	Structure	76
	7.3	Mineralized Zones		78
	7.4	Definition of the Appleton Fault Zone Mineralized Envelope		83
8	Deposit Types			86
	8.1	Orogenic Gold Deposits		86
	8.2	Deposit Type Exploration Strategies		86
9	Exploration			89
	9.1	Historical Overview of New Found Gold Exploration Programs		89
	9.2	Prospecting and Geochemical Rock Samples		91
	9.3	Geochemistry - Till Samples		98
	9.4	Geochemistry - Soil Samples		103
	9.5	Trenching and Channel Sampling		107
	9.6	Keats Gold Prospect Trench Excavation		113
	9.7	QP Opinion on Representativity and Potential Bias of Exploration Samples		113
	9.8	Geophysical Surveys		114
	9.9	Seismic Survey		118
	9.10	Satellite Imagery and Digital Elevation Models		122
10	Drilling			124
	10.1	Drilling Procedures and Core Sampling		128
	10.2	Queensway North Block Prospects		137
		10.2.1	798 Gold Prospect	140
		10.2.2	1744 Gold Prospect	140
		10.2.3	Big Dave Gold Prospect	143
		10.2.4	Cokes Gold Prospect	143
		10.2.5	Dome Gold Prospect	147
		10.2.6	Everest Gold Prospect	151
		10.2.7	Gander Outflow Gold Prospect	153
		10.2.8	Glass Gold Prospect	153
		10.2.9	Golden Bullet Gold Prospect	155
		10.2.10	Golden Joint and Golden Joint Hanging Wall Gold Prospects	155
		10.2.11	H Pond Gold Prospect	160
		10.2.12	Honeypot Gold Prospect	160
		10.2.13	Iceberg and Iceberg East Gold Prospects	164
		10.2.14	Iceberg Alley Gold Prospect	170
		10.2.15	Jackpot Gold Prospect	173
		10.2.16	K2 Gold Prospect	176
		10.2.17	Keats Gold Prospect	181
		10.2.18	Keats North Gold Prospect	192
		10.2.19	Keats South Gold Prospect	194
		10.2.20	Keats West Gold Prospect	196
		10.2.21	Knob, Rocket, and Grouse Gold Prospects	202
		10.2.22	Little Zone Gold Prospect	205
		10.2.23	Lotto Gold Prospect	206
		10.2.24	Lotto North Gold Prospect	210
		10.2.25	Monte Carlo Gold Prospect	211
		10.2.26	Pocket Pond Gold Prospect	215
		10.2.27	Powerline Gold Prospect	218
		10.2.28	Road Gold Prospect	219
		10.2.29	Trans-Canada Highway (TCH) - Trans-Canada West (TCW) Gold Prospect	220
		10.2.30	Whiskey Pocket Gold Prospect	222
	10.3	Queensway South Block Prospects		222
		10.3.1	Aztec Gold Prospect	222
		10.3.2	Devils Pond South and Camp (Bernard’s Pond) Gold Prospects	223
		10.3.3	Devil’s Trench Gold Prospect	226
18 April 2024	ii

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

		10.3.4	Eastern Pond Gold Prospect		226
		10.3.5	Goose Gold Prospect		227
		10.3.6	Greenwood Pond #2 (Greenwood) Gold Prospect		227
		10.3.7	Nebula Gold Prospect		227
		10.3.8	Pauls Pond, Astronaut, and Nova Gold Prospects		228
	10.4	VOA Option Prospects			232
		10.4.1	69 Zone Gold Prospect		232
		10.4.2	Bigger Vein 2		234
		10.4.3	Hank 1 and Hank 2 Gold Prospects		234
		10.4.4	Home Pond Gold Prospect		235
		10.4.5	Karate Chop South Gold Prospect		235
	10.5	Twin Ponds Block			235
11	Sample Preparation, Analyses and Security				239
	11.1	Sample Collection			239
		11.1.1	Till Samples		239
		11.1.2	Soil Samples		239
		11.1.3	Rock Samples		240
		11.1.4	Drill Core		240
	11.2	Sample Security			240
	11.3	Sample Preparation and Analysis			241
		11.3.1	Introduction		241
		11.3.2	Laboratory Accreditation		242
		11.3.3	Laboratory Sample Preparation		242
		11.3.4	Laboratory Analytical Methodologies		244
			11.3.4.1	Eastern Analytical: Fire Assay Analysis	244
			11.3.4.1	ALS Canada Ltd.: Photon Assay	244
			11.3.4.2	ALS Canada Ltd.: Fire Assay and Multi-Element Analysis	245
			11.3.4.3	ALS Canada Ltd.: Specific Gravity Measurements	246
			11.3.4.4	MSALABS: PhotonAssayTM Analysis	246
			11.3.4.5	PhotonAssayTM Versus Conventional Screen Fire Assay Comparisons	248
			11.3.4.6	Activation Laboratories Ltd.: Multi-Element Analysis	250
			11.3.4.7	SGS Canada Inc.: Gold Analysis	250
			11.3.4.8	Overburden Drilling Management: Till Gold Grain Counts	250
			11.3.4.9	General Comments on Screen Fire Assays	251
	11.4	Quality Assurance and Quality Control			251
		11.4.1	Certified Reference Materials		252
			11.4.1.1	Certified Reference Materials: Fire Assay and Photon Assay at ALS	252
			11.4.1.2	Certified Reference Materials: Fire Assay at Eastern Analytical	254
			11.4.1.3	Certified Reference Materials: PhotonAssayTM at MSALABS	255
		11.4.2	Sample Blanks (Eastern Analytical, ALS, and MSALABS)		255
		11.4.3	Core Duplicates		256
		11.4.4	Precision of Laboratory Duplicates: By Fire Assay		259
		11.4.5	Precision of Laboratory Duplicates: By PhotonAssayTM		261
		11.4.6	Check Assays		263
		11.4.7	Percentage of Coarse Gold		267
		11.4.8	Adequacy of the Sample Collection, Preparation, Security, Analytical Procedures		267
12	Data Verification				269
	12.1	Data Verification Procedures			269
	12.2	Historical Exploration Information			269
	12.3	New Found Gold Corp.’s Ground Geochemical, Drillhole, and Drill Assay Databases			270
	12.4	Qualified Person Site Inspection			270
	12.5	Data Limitations			272
	12.6	Adequacy of the Data			274
13	Mineral Processing and Metallurgical Testing				276
	13.1	Historical Metallurgical Work			276
	13.2	Sample Selection and Preparation			276
18 April 2024	iii

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

		13.2.1	Sample Preparation		282
	13.3	Metallurgical Testing			283
		13.3.1	Sample Characterization		283
		13.3.2	Master Composite Testing		284
			13.3.2.1	Comminution Testing	284
			13.3.2.2	Gravity Recoverable Gold	285
			13.3.2.3	Gravity Tail Leach Evaluation	285
			13.3.2.4	Gravity Concentrate Intensive Cyanide Leaching	286
			13.3.2.5	Cyanide Detoxification Testing	286
		13.3.3	Variability Composite Testing		286
			13.3.3.1	Arsenic Content vs Gold Tails Grade	286
		13.3.4	Alternative Process Selection		288
		13.3.5	Process Selection		289
		13.3.6	Risk Analysis		289
		13.3.7	Future Metallurgical Testing		290
14	Mineral Resource Estimates				292
23	Adjacent Properties				293
24	Other Relevant Data and Information				297
25	Interpretation and Conclusions				298
	25.1	Exploration Results and Interpretations			298
	25.2	Qualified Person Opinion on NFG’s 2021-2023 Exploration Programs			301
	25.3	Metallurgical Test Results			302
	25.4	Risks and Uncertainties			302
26	Recommendations				304
27	References				307
28	Certificate of Author				315

Tables

Table 1.1 Future work recommendations.	11
Table 4.1 Queensway Project mineral licence description and status.	21
Table 4.2 Minimum expenditures for mineral claims in Newfoundland and Labrador.	28
Table 4.3 Renewal fees for mineral claims in Newfoundland and Labrador.	28
Table 4.4 Environmental permits, licences, and approvals.	33
Table 6.1 Summary of select historical exploration work conducted by companies other than NFG..	45
Table 6.2 Summary of historical drilling at Queensway.	55
Table 9.1 Sampling summary from NFG’s exploration at the Queensway Property.	92
Table 10.1 Summary of drillholes from NFG’s diamond drilling program.	126
Table 10.2 Summary of drill core sample gold assays.	127
Table 10.3 Description of NFG drillholes at the Queensway Gold Project.	130
Table 10.4 Select drillhole assay intercepts for the 1744 prospect..	140
Table 10.5 Select drillhole assay intercepts for the Big Dave prospect..	143
Table 10.6 Select drillhole assay intercepts for the Cokes prospect..	146
Table 10.7 Select drillhole assay intercepts for the Dome prospect..	147
Table 10.8 Select drillhole assay intercepts for the Everest prospect.	151
Table 10.9 Select drillhole assay intercepts for the Glass prospect..	153
Table 10.10 Select drillhole assay intercepts for the Golden Joint prospect..	159
Table 10.11 Select drillhole assay intercepts for the Honeypot prospect..	161
Table 10.12 Select drillhole assay intercepts for the Iceberg prospect..	167
Table 10.13 Select drillhole assay intercepts for the Iceberg East prospect..	169
Table 10.14 Select drillhole assay intercepts for the Iceberg Alley prospect..	173
Table 10.15 Select drillhole assay intercepts for the Jackpot prospect..	174
Table 10.16 Select drillhole assay intercepts for the K2 prospect.”.	182
Table 10.17 Select drillhole assay intercepts for the Keats Main Zone..	190
Table 10.18 Select drillhole assay intercepts for the Keats FW..	191
18 April 2024	iv

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.19 Select drillhole assay intercepts for the Keats HW..	192
Table 10.20 Select drillhole assay intercepts for the Keats North prospect.	193
Table 10.21 Select drillhole assay intercepts for the Keats South prospect..	195
Table 10.22 Select drillhole assay intercepts for the 421 Zone at Keats South prospect..	196
Table 10.23 Select drillhole assay intercepts for the Keats West prospect.	201
Table 10.24 Select drillhole assay intercepts for the Knob prospect..	203
Table 10.25 Select drillhole assay intercepts for the Rocket prospect..	204
Table 10.26 Select drillhole assay intercepts for the Grouse prospect..	205
Table 10.27 Select drillhole assay intercepts for the Little Zone prospect..	206
Table 10.28 Select drillhole assay intercepts for the Lotto FW..	207
Table 10.29 Select drillhole assay intercepts for the Lotto Main Zone..	208
Table 10.30 Select drillhole assay intercepts for the Sunday Zone..	208
Table 10.31 Select drillhole assay intercepts for the Lotto North prospect.	211
Table 10.32 Select drillhole assay intercepts for the Monte Carlo prospect.	212
Table 10.33 Select drillhole assay intercepts for the Pocket Pond prospect..	218
Table 10.34 Select drillhole assay intercepts for the Powerline prospect.	219
Table 10.35 Select drillhole assay intercepts for the Road prospect..	220
Table 10.36 Select drillhole assay intercepts for the Trans-Canada Highway prospect..	221
Table 10.37 Select drillhole assay intercepts for the Trans-Canada West prospect..	221
Table 10.38 Select drillhole assay intercepts for the Devils Pond South and Camp prospects.	223
Table 10.39 Select drillhole assay intercepts for the Astronaut prospect..	231
Table 10.40 Select drillhole assay intercepts for the Nova prospect..	232
Table 11.1 Analytical methods used by Eastern Analytical.	244
Table 11.2 Photon Assay methods used by ALS.	245
Table 11.2 Analytical methods used by ALS.	246
Table 11.3 MSALABS analytical methods used at the NFG Queensway Project.	247
Table 11.4 Overview of OREAS Certified Reference Materials	252
Table 11.5 Summary statistics on CRMs assayed at ALS using the fire assay technique.	253
Table 11.6 Summary statistics on CRMs assayed at ALS using the PhotonAssay™ technique.	254
Table 11.7 Summary statistics on CRMs assayed at Eastern Analytical.	254
Table 11.8 Summary statistics on CRMs assayed at MSALAB using the PhotoAssayTM, technique.	255
Table 12.1 Qualified Person validation of 6 drillhole collar locations.	271
Table 12.2 Summary of Qualified Person-collected core samples to validate gold mineralization.	274
Table 13.1 Mineralized Zone and Number of Variability Composites.	276
Table 13.2 Master and Variability Composite Summary.	283
Table 13.3 Master Composite Comminution Test Summary	284
Table 13.4 Master Composite CIL and Direct Leach Extractions	285
Table 13.5 Summary of Variability Composite Gravity/CIL Extractions.	286
Table 13.6 Arsenic Content (As) vs Gold (Au) Tails Grade Relationship	287
Table 13.7 Carbon and/or Sulfide Flotation/CIL Tailings Study Results	288
Table 13.8 Risks associated with gold extraction and mineral processing.	290
Table 26.1 Future work recommendations.	306

Figures

Figure 2.1 General location of New Found Gold Corp.’s Queensway Gold Project	13
Figure 4.1 Queensway Project and six NFG-defined sub-property ‘blocks’	20
Figure 4.2 Queensway North and northern property mineral licences.	24
Figure 4.3 Queensway South mineral licences.	25
Figure 5.1 Access to the Queensway Property.	36
Figure 5.2 Shaded relief image for the Queensway Project area.	37
Figure 5.3 Climate data for Gander International Airport..	39
Figure 6.1 Mineral prospects in the Queensway Property area.	43
Figure 6.2 Location of historical exploration programs conducted by companies other than NFG..	44
Figure 6.3 Historical till gold assay analytical results.	48
Figure 6.4 Historical soil gold assay analytical results..	49
18 April 2024	v

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 6.5 Historical stream and lake sediment gold assay analytical results..	52
Figure 6.6 Historical rock gold assay analytical results..	53
Figure 6.7 Historical trench channel sample gold assay analytical results..	56
Figure 6.8 Historical drillhole gold assay analytical results.	57
Figure 7.1 Regional distribution of the main lithotectonic elements.	61
Figure 7.2 Correlation of major suture zones across the Atlantic.	61
Figure 7.3 Newfoundland’s Bedrock geology and major tectonic zones.	62
Figure 7.4 Middle Cambrian to early Ordovician tectonic development of the Exploits Subzone.	64
Figure 7.5 Early to middle Ordovician to early Silurian tectonic model for the Exploits Subzone..	65
Figure 7.6 Early to middle Ordovician to early Silurian tectonic model for the Exploits Subzone.	67
Figure 7.7 Bedrock geology of the Queensway Area	68
Figure 7.8 Stratigraphic column describing the rocks underlying the Queensway Property	71
Figure 7.9 Integrated geological map of lithology, shear zones and gold showings, Queensway North..	72
Figure 7.10 Interpretation of structure and lithology on a Queensway North block cross-section	73
Figure 7.11 Typical gold-bearing quartz vein styles observed at Queensway.	74
Figure 7.12 Images of core from mineralized intervals in drillhole NFGC-19-01.	74
Figure 7.13 Plan map of the area between the Grouse and Everest prospects	75
Figure 7.14 Schematic illustration of mineralogical changes in white micas.	77
Figure 7.15 Stereographic plot with D1 structural measurements taken from Queensway North.	77
Figure 7.16 Stereographic plot with late D1 structural measurements taken from Queensway North.	77
Figure 7.17 Stereographic plot illustrating the orientation of D2 structures.	77
Figure 7.18 Gold prospects and zones within the Queensway Property.	80
Figure 7.19 Gold prospects and zones within the Queensway North Block.	81
Figure 7.20 Gold prospects and zones within the Queensway South Block.	82
Figure 7.21 Gold mineralization and prospects along the Appleton Fault Zone Mineralized Envelope	84
Figure 7.22 Cross section across the Keats West, Keats North, and Iceberg prospects.	85
Figure 8.1 Schematic for orogenic gold deposits at various depths.	87
Figure 8.2 Comparison of core samples from Queensway with Eagle Zone, Fosterville Mine, Australia	87
Figure 9.1 Locations of rock samples collected from NFG’s prospecting programs.	93
Figure 9.2 Locations of surface rock samples with greater than 0.5 ppm Au.	94
Figure 9.3 Location of glacial till samples at the Queensway Property.	100
Figure 9.4 Locations of till samples with 10 or more pristine gold grains.	101
Figure 9.5 Till samples at the Queensway Property with gold grades above 1 ppm.	102
Figure 9.6 Locations of soil samples, colour coded by sampling year.	105
Figure 9.7 Overview of soil sampling gold analytical results in the Devils Pond South, Camp, Greenwood, Aztec, Goose, Astronaut/Nova, and Nebula prospects area.	106
Figure 9.8 2023 Soil sample gold assay results at the Queensway Property.	108
Figure 9.9 Location of trenches at the Queensway Property.	109
Figure 9.10 Trench channel sample gold assay results.	112
Figure 9.11 Keats trench plan view map with location of strong visible gold mineralization..	114
Figure 9.12 First derivative of chargeability from 2021 geophysical survey.	117
Figure 9.13 Lithological and structural geophysical interpretation for the Queensway Property	119
Figure 9.14 3D seismic survey lines across the Appleton and Joe Batt’s Pond fault zones	120
Figure 9.15 Preliminary 3D cube cross-section interpretation	121
Figure 9.16 LiDAR Bare Earth image over the Queensway Property.	123
Figure 10.1 Drill collar locations from NFG’s drilling programs.	125
Figure 10.2 Histograms of drillhole orientations and end of hole depths.	129
Figure 10.3 Gold vein surface intersections along the Appleton and Joe Batt’s Pond fault zones	138
Figure 10.4 Drillhole collar locations along the Joe Batt’s Pond Fault Zone	139
Figure 10.5 Plan view of 1744 prospect	141
Figure 10.6 Longitudinal section through the 1744 and Glass prospects	142
Figure 10.7 Drill collar locations at the Big Dave and Lonely Mountain prospects.	144
Figure 10.8 Drill collar locations at the Cokes, Keats, Keats North, Keats South, and Keats West prospects	145
Figure 10.9 Drill collar locations at the Dome, Golden Joint, K2, K2 West, Little Zone, Lotto, Lotto North, Monte Carlo, Road, and Powerline prospects.	148
18 April 2024	vi

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.10 Plan view of the Road, Dome, Golden Joint, Lotto, Lotto North, and Zone 36 prospects.	149
Figure 10.11 Longitudinal section through the Golden Joint, Dome, Lotto, and Lotto North prospects.	150
Figure 10.12 Drill collar locations at the Everest, Honeypot, and Jackpot prospects	152
Figure 10.13 Drill collar locations at the Gander Outflow, Knob, Kings Point, Golden Bullet, Rocket, TCH and TCW prospects.	154
Figure 10.14 Plan view of the Keats, TCH, Rocket, Golden Bullet, and Knob prospects	156
Figure 10.15 Cross-section through the Golden Joint and Golden Joint Hangingwall prospects	157
Figure 10.16 Longitudinal section through the Honeypot prospect.	162
Figure 10.17 Plan view of the K2, Honeypot and Jackpot prospects	163
Figure 10.18 Drill collar locations at the Iceberg, Iceberg East, and Iceberg Alley prospects.	165
Figure 10.19 Photos of mineralization from drillhole NFGC-23-1210.	166
Figure 10.20 Plan view of the Iceberg and Iceberg East prospects	171
Figure 10.21 Longitudinal section through the Iceberg, Iceberg East and Iceberg Alley prospects	172
Figure 10.22 Longitudinal section through the Jackpot prospect	175
Figure 10.23 Plan view of the K2 prospect	177
Figure 10.24 Longitudinal section through the K2 prospect	178
Figure 10.25 Modelled cross-section through the K2 prospect.	179
Figure 10.26 Inclined 3D gold mineralization model for the K2 prospect with main veins.	180
Figure 10.27 Plan view of the Keats prospect	183
Figure 10.28 Three-dimensional plan view map of the Keats prospect.	184
Figure 10.29 Core photographs from NFGC-19-01	185
Figure 10.30 Longitudinal section through the TCH, Keats South, and Keats prospects	186
Figure 10.31 Keats cross-sections.	187
Figure 10.32 Plan view of the Keats West, and Cokes prospects u	197
Figure 10.33 Cross-section through the Keats West prospect	198
Figure 10.34 Inclined 3D gold mineralization model for the Keats West prospect with main veins.	199
Figure 10.35 Cross-section through the Lotto prospect.	209
Figure 10.36 Plan view of the Monte Carlo and Powerline prospects	213
Figure 10.37 Longitudinal section through the Monte Carlo prospect	214
Figure 10.38 Plan view of Pocket Pond Zone	216
Figure 10.39 Longitudinal section through the Pocket Pond prospect	217
Figure 10.40 Drill collar locations at the Mars, Potato Patch, Devils Pond, Nebula, Astronaut/Nova, Greenwood, and Eastern Pond prospects.	224
Figure 10.41 Plan view of the Devils Pond South and Camp Zone prospects	225
Figure 10.42 Plan view of the Goose, Nova, Astronaut, and Nebula prospects	229
Figure 10.43 Select photographs of drill core from the Astronaut and Nova prospects.	230
Figure 10.44 Plan view of the VOA Option gold prospects	233
Figure 10.45 Drill collar locations at the Twin Ponds Block	236
Figure 10.46 Core photo of Twin Ponds drillhole NFGC-TP-22-01	237
Figure 11.1 Comparison of MSALABS PhotonAssayTM vs ALS FA gold assays.	249
Figure 11.2 Comparison of MSALABS PA vs ALS FA gold assays over 100 ppm.	250
Figure 11.3 Comparison of two halves of the core for gold.	257
Figure 11.4 Core duplicate assays compared for larger sample aliquots.	258
Figure 11.5 Comparison of 30-g and 50-g gold assays on pulps.	260
Figure 11.6 ALS Internal preparation duplicates.	261
Figure 11.7 MSALABS analytical duplicates.	262
Figure 11.8 Duplicate jar assays by PhotonAssayTM.	263
Figure 11.9 Comparison of 50-g Fire Assays at ALS and SGS	264
Figure 11.10 Check Assays for Fine Fractions at SGS.	265
Figure 11.11 Check assays for MSA PhotonAssay™ samples by fire assay at ALS.	266
Figure 11.12: Comparison of Screen Fire Assay and PhotonAssay™ for over 100 ppm Au	266
Figure 11.13 Percentage of gold in the coarse fraction in ALS screen fire assays	268
Figure 12.1 Drillhole collar locations of QP-collected core samples and gold assay results.	273
Figure 13.1 Plan view map of metallurgical sections from Keats Main, Golden Joint and Lotto.	277
Figure 13.2 Cross section of metallurgical section Keats Main - 1.	278
Figure 13.3 Cross section of metallurgical section Keats Main - 2	279
18 April 2024	vii

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 13.4 Cross section of metallurgical section Keats Main - 4	280
Figure 13.5 Cross section of metallurgical section Lotto.	281
Figure 13.6 Cross section of metallurgical section Golden Joint	282
Figure 13.7 Arsenic Content vs Gold Tails Grade for 2.0 ppm to 4 ppm	287
Figure 13.8 Queensway Project Process Flow Sheet.	291
Figure 23.1 Adjacent properties to the Queensway Gold Property.	294

18 April 2024	viii

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

1	Summary

1.1	Issuer and Purpose

This technical report has been prepared for the Issuer, New Found Gold Corp. (NFG), a publicly traded junior mineral exploration company based in Vancouver, BC, Canada. NFG’s current exploration project includes the Queensway Gold Project in northeast Newfoundland of the Canadian province Newfoundland and Labrador.

Since the previous January 24, 2023, report, NFG has 1) expanded the land position by 2 licences (10 claims), 2) conducted prospecting and rock sampling, soil sampling, trench and channel sampling, and diamond drilling programs, 3) either discovered-by-drilling, or drill-advanced, several gold prospects within the property, and 4) conducted Phase 1 metallurgical studies. The intent of this report, therefore, is to provide a technical update on NFG’s 2023 and 2024 exploration activities at the Queensway Property.

This technical report has been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Mineral Exploration Best Practice Guidelines (2018) and the Canadian Securities Administration’s National Instrument 43-101 Standards of Disclosure for Mineral Projects.

This technical report has an Effective Date of 18 April 2024 and supersedes and replaces all previous NFG reports.

1.2	Authors and Site Inspection

This technical report has been prepared by Mr. Roy Eccles P. Geol. P. Geo., Mr. Mark Jorgenson QP Metallurgy, and Mr. Gary Simmons QP Metallurgy. Apart from Section 13, Mr. Eccles takes responsibility for all report items; Mr. Jorgenson and Mr. Simmons take responsibility for Section 13. All authors are Qualified Persons as defined in NI 43-101 and are independent of New Found Gold Corp. and the Queensway Property.

All 3 authors have completed Qualified Person site inspections at the Queensway Property: Most recently, Mr. Eccles on January 12-13, 2023, Mr. Simmons on October 19, 2023, and Mr. Jorgensen on November 29, 2023. The site inspections enabled the Qualified Persons to 1) observe the overall geological setting of the Queensway Property, 2) understand and observe the exploration work conducted by NFG including active diamond drilling, 3) independently validate the gold mineralization that is the subject of this technical report, and 4) collect and understand the nature of core material for metallurgical test work.

1.3	Property Location, Description and Access

The Queensway Property comprises 6,659 claims within 96 mineral licences and encompasses an area of 166,475 ha. The Trans-Canada Highway transects the northern Queensway Property and extends from approximately 15 km west of the Town of Gander to Appleton, NL, and south to the Bay d'Espoir Highway (Route 360). The licences can be separated spatially into 7 separate, contiguous and non-contiguous groups of licences, or blocks, that include two large contiguous blocks (Queensway North and Queensway South) and 5 smaller non-contiguous blocks (Twin Ponds, Ten Mile-Duder Lake, South Pond, Bellman’s Pond, and Little Rocky Brook) all north of Queensway North.

18 April 2024	1

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

The Queensway Property can be accessed by commercial airlines to the Gander International Airport and by vehicle from the Town of Gander via the Trans-Canada Highway which passes through the Queensway North and the Twin Ponds blocks. The Property can also be accessed by secondary highways, gravel access roads, All Terrain Vehicle trails, the NL T’Railway, winter roads, and by boat along the shores of Gander Lake. The Property can also be accessed by helicopter from bases at the towns of Appleton and Gander, NL, and from small craft float planes based at the international airport in Gander.

The nearest seaports are north of the Trans-Canada Highway at the towns of Lewisporte and Botwood, NL, which are approximately 40 and 70 km, respectively, by road from the Town of Glenwood, NL. Both port locations have established harbour facilities and developable capabilities. The deep-water port at Botwood was the export location for Cu-Pb-Zn concentrates from the former ASARCO Buchans Mines.

1.4	Property Ownership and Option Agreement

Most of the Queensway Property claims (91.73%) are fully owned by NFG (n=6,108 claims within 91 mineral licences). Additionally, 8.27% of the Queensway Property claims (n=551 claims within 5 mineral licences) are currently owned by separate licence holders and are subject to NFG satisfying conditions of a single VOA Option Agreement.

1.5	Royalties

Seventy-seven of the 96 Queensway Property mineral licences (80.2%) are subject to a Net Smelter Return royalty; the other 19 licences are not subject to any royalty. Some royalties were formed within agreements between NFG and the various individuals and companies that optioned their mineral rights to NFG in return for financial compensation that included Net Smelter Return royalties. Others arise from financing provided by GoldSpot Discoveries Corp. (GoldSpot) in 2019. All claims acquired after the NFG-GoldSpot agreement execution date and contiguous to the NFG-GoldSpot agreement original claims are also subject to a 1% Net Smelter Return royalty to GoldSpot less royalties at their time of acquisition.

Currently, the Net Smelter Return royalties range from 0.4% to 2.5% for the 77 licences subject to a Net Smelter Return royalty. Many of NFG’s option and financing agreements have included a buy-back provision that allows the company to reduce the Net Smelter Return royalty by making a lump-sum payment to the holder of the royalty. NFG has already exercised the buy-back option on some of its agreements. Were NFG to exercise all its buy-back rights, the Net Smelter Return royalties would range from 0.4% to 1.5% for the 77 licences subject to a Net Smelter Return royalty.

18 April 2024	2

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

1.6	Permits, Environmental Assessment, and Significant Factors

Permits, licences, and approvals that have currently been granted to NFG include Exploration Approvals, a Water Use Licence, Section 39 Permits for operating in a Protected Public Water Supply Area, a Section 49 Permit to Alter a Water Body, a Quarry Permit, and other environmental and operating permits.

NFG conducted a Historic Resources Impact Assessment in 2023 that determined areas with 1) temporal caribou exploration restrictions, 2) known archaeological site buffer zones, 3) low potential for archaeological resources, and 4) zones where no further investigation or mitigation measures are required.

NFG has contracted ongoing environmental baseline studies since 2020 that include groundwater, surface water and sediment sampling, as well as terrestrial and aquatic assessments. A geotechnical and hydrogeological study and baseline air quality monitoring were initiated in 2023.

To the best of the Qualified Person’s knowledge and other than the constraints cited in this report, there are no other environmental liabilities, significant factors or risks that may affect access, or the right or ability of NFG to perform exploration work, on the Queensway Property.

1.7	Geology and Mineralization

The tectonostratigraphic setting of the Queensway Property occurs within the Dunnage (mainly Exploits Subzone) and Gander zones of the Newfoundland Appalachian orogen. A poly-deformed fold and thrust belt that overprints Ordovician ophiolitic and marine carbonate/siliciclastic rocks, Silurian shallow marine/ terrestrial sequences, and Silurian magmatic rocks. The bedrock geology is comprised of Middle Ordovician sedimentary rocks of the Outflow and Hunt’s Cove formations (Davidsville Group) and the Main Point Formation (Hamilton Sound Group).

Gold prospects within the Queensway area are mostly concentrated along the Appleton Fault Zone and the Joe Batt’s Pond Fault Zone, two major fault zones that run southwest-to-northeast through the project area. Second-order brittle faults such as the Keats-Baseline Fault Zone are also known to host gold mineralization.

Gold at the Queensway Property typically occurs as coarse grains of free visible gold in quartz-carbonate veins that are brecciated, massive-vuggy, laminated, or have a closely spaced stockwork texture. High-grade gold mineralization, above 10 ppm Au, typically has a strong correlation between gold and quartz-carbonate veins associated with complex networks of brittle fault zones aligned with regional deformation zones. High-grade gold mineralization has not been observed outside of the main vein arrays.

18 April 2024	3

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Gold mineralization is often associated with arsenic-bearing accessory minerals, in addition to antimony and tungsten. An alteration halo around most of the gold-rich veins is associated with the changes in the mineralogy of white mica.

1.8	Historical Exploration

Historical mineral exploration has occurred in the Queensway Property area since the 1950s with early focus on base metals through to the 1970s. This shifted to gold with the discovery of the gold prospect at Jonathan’s Pond in the early 1980s. From the 1980s through the mid-2010s, dozens of prospectors and companies conducted exploration programs that included prospecting and rock sampling, geological mapping, surface sampling of till, soil, stream sediment and lake sediment, trenching and channel sampling, geophysics, and drilling. Several gold prospects were discovered in the Queensway area because of these historical exploration programs.

By 2012, 14 different companies had drilled 246 holes with a total of 29,593 m of drill core on NFG’s Queensway North and Queensway South blocks, and north, south, and west of Gander Lake. The historical exploration campaigns in the Queensway Property area provide ample indications of gold mineralization, with gold grades above 100 ppm in mineralized boulders, till samples, and drillhole intercepts. Fourteen and 25 historical gold prospects were discovered in NFG’s Queensway South and Queensway North blocks, respectively. The historical exploration generally occurred along and adjacent to the two linear mineralized trends associated with the Appleton Fault Zone and the Joe Batt’s Pond Fault Zone.

1.9	New Found Gold Corp. Ground Exploration

NFG has conducted exploration activities at the Queensway Property between 2016 and 2024 that include prospecting and rock sampling, soil sampling, till sampling, trenching and channel sampling, and diamond drilling programs. Ground geochemical work within the boundaries of the Property has resulted in the collection of 1,250 till samples, 28,772 soil samples, 8,897 rock samples, and 829 trench channel samples. The samples were analyzed for gold at commercial, independent, and accredited laboratories. Over 80% of the samples have been assayed (some results are pending). Current surface exploration analytical result highlights include:

•	Most rock samples assay below 1 ppm Au. At Queensway North, 3.3% of the samples assayed between 1 and 30 ppm Au, and 0.3% had between 30 and 1,131 ppm Au (highest value from the Big Dave prospect along the Appleton Fault Zone). At Queensway South, 3.1% yielded between 1 and 30 ppm Au, and 0.1% had between 30 and 479 ppm Au (the highest value from float sample at the Camp prospect). Six per cent of the rock samples collected from Twin Ponds, Little Rocky Brook, and Bellman’s Pond assayed between 1.22 and 15.79 ppm Au.
18 April 2024	4

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	Most till samples assayed below 1 ppm Au. The highest gold analytical values (30 ppm Au) were from till samples collected within the Queensway North and Queensway South blocks.

•	Soil sample grids have been used to define areas of elevated gold and other elements in soil. Most soil samples have between 0.00005 and 0.913 ppm Au (over 99%). Four soil samples yielded over 1 ppm Au to a maximum of 1.58 ppm Au.

•	Most trench channel samples assayed below 1 ppm Au. The highest Queensway North block include 18.9 ppm Au at the K2 prospect, and 4 samples from the Glass prospect trenches yielded over 11 ppm Au and up to 14.6 ppm Au. In the Queensway South block, the Pauls Pond prospect trenches yielded samples with 51.5 and 42.4 ppm Au.

•	During August to November 2023, NFG undertook a major excavation effort at the Keats trench where the Company removed overburden to expose a 200 m long by 70 m wide area that roughly corresponds to the known surface expression of the high-grade segment of the Keats-Baseline Fault Zone. A detailed mapping and sampling program is being conducted by NFG with interpretive and assay results pending.

With respect to geophysical survey work, during 2023 and 2024, NFG completed,

•	A geophysical integration study in the Pauls Pond prospect area involving the collection and interpretation of two joint magnetics and VLF-EM surveys that highlighted a large magnetized lithological unit and various conductive southwest-northeast trending lineation’s stretching the extent of the area thought to be lithological contacts or faults.

•	A 3D seismic survey covering a 46 square-km block (5.8 km by 8.0 km) along the larger extent of the Appleton and JBP fault zones in the Queensway North block. Detailed interpretive work is ongoing.

•	A drone-based magnetics survey over the Greenwood and Bernards Pond areas, covering roughly 1,470 line-km that provides a lithological and structural foundation of a large portion of Queensway South block.

Based on data from surface reconnaissance and mapping studies, surface till and grab rock prospecting samples, trench channel rock samples, and geophysical surveys, NFG has identified several mineralized prospects along the Appleton Fault Zone and the Joe Batt’s Pond Fault Zone in the Queensway North and Queensway South blocks.

18 April 2024	5

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

1.10	New Found Gold Corp. Drilling Update

To the Effective Date of this report, NFG has completed a total of 2,304 diamond drillholes for a total of 542,233 m at the Queensway Property and assayed a total of 501,891 samples from 2,275 drillholes at independent laboratories. Assay results for the remaining 29 drillholes are pending.

Since NFGs previous technical report (effectively dated January 24, 2023), NFG has either discovered-by-drilling, or drill-advanced, the following gold prospects:

•	Queensway North Prospect Drilling Updates: Cokes, Dome, Gander Outflow, Golden Bullet, Golden Joint, K2, Keats, Keats North, Keats West, Knob-Rocket, Little Zone, Lotto, Lotto North, Monte Carlo, Pocket Pond, Road, and TCH-TCW prospects.
•	Queensway North Drilling Discoveries: Everest, Honeypot, Iceberg, Iceberg Alley, Iceberg East, Jackpot, Keats South, and Powerline prospects.

•	Queensway South Drilling Discoveries: Nebula, Astronaut, Nova (part of Pauls Pond), Devil’s Trench, Devils Pond South, and Camp prospects.

•	Queensway South Prospect Drilling Updates: Aztec, Eastern Pond, Greenwood Pond #2, Pauls Pond, and Goose prospects.

•	VOA Option Drilling Discoveries: 69 Zone, Bigger Vein 2, Hank 1, Hank 2, Home Pond, and Karate Chop South prospects.

NFG’s most significant gold intercepts in the Queensway Project occur along the northern part of the Appleton Fault Zone within the Queensway North block where drilling has identified numerous gold zones that collectively include the Keats, Keats North, Cokes, Iceberg, Iceberg East, Iceberg Alley, Keats West, Road, Golden Joint, Powerline, Dome, Lotto, Monte Carlo, Lotto North, K2, Jackpot, Honeypot, Everest, Knob, Grouse, and Trans-Canada Highway prospects. The fault zone exploits the contact between a black shale interbedded with grey siltstone and greywacke in the west and a sequence of interbedded shale and greywacke in the east. Mineralization is also hosted in a network of brittle faults adjacent to the Appleton Fault Zone and crosscutting the northeast-striking stratigraphy.

While significant untested gaps still exist, NFG has defined a 4.1 km long mineralized strike area along the Appleton Fault Zone within the Queensway North block called the Appleton Fault Zone Mineralized Envelope. Mineralized zones within this mineralized envelope have been discovered on the east and west sides of the Appleton Fault Zone. The fault damage zone has an apparent width extent of 400 m, or 200 m on each side of the Appleton Fault Zone, and in certain places extends 500 m outward from the fault. In addition, gold prospects are defined to occur along offshoot faults associated with the Appleton Fault Zone. For example, the Keats, Iceberg, and Iceberg East prospects are associated with the Keats-Baseline Fault Zone, which splays outward in a northeast direction from the Appleton Fault Zone. The mineralized zones remain open at depth and minimal drilling has occurred below 200 vertical metres.

18 April 2024	6

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

NFG exploration in the northern part of the Joe Batt’s Pond Fault Zone in the Queensway North block, has established 10 prospects, 5 of which have been drilled by NFG. Gold mineralization is hosted in ductile-to-brittle deformation zones and associated irregular vein arrays that run parallel to the southwest-striking, steeply northwest-dipping stratigraphy.

NFG has located a series of gold prospects along the Appleton Fault Zone in the Queensway South block that include 1) mineralized shear zones with gold associated with quartz veining and accessory sulphide minerals in greywacke and siltstone that is locally analogous to the gold discoveries made along the northern portion of the Appleton Fault Zone (e.g., Nebula, Devil’s Trench, Devils Pond South, Camp), 2) gold hosted in siltstone that is intruded by a swarm of gabbroic dykes that has not been recognized at Queensway North (e.g., Astronaut, Nova, Goose), and 3) epithermal fault zone gold mineralization defined sinter and hydrothermal breccia (e.g., Aztec).

1.11	Metallurgical Test Results

A 2023 Phase 1 metallurgical testing program focused on 3 mineralized zones: Keats Main, Golden Joint, and Lotto, located within the Queensway North block. Three Master Composites were assembled using 116 Variability Composites generated from approximately 1,000 m of drill core with a combined weight of 3,400 kg. Gold extractions from the 3 mineralized zones demonstrated similar metallurgical characteristics when tested with gravity separation and carbon-in-leach techniques. Weighted average gold extraction on all 116 Variability Composite samples ranged between 90% and 96%. Gold extractions were achieved using both gravity separation and conventional carbon-in-leach on the gravity tails.

The test work demonstrates that conventional gravity separation and CIL are well-suited extraction methods for gold mineralization of the prospects tested to date at the Queensway Gold Project. Additional flowsheet development work is ongoing to determine if marginal improvements in gold extraction can be achieved.

1.12	Conclusions and Uncertainties

NFG has completed a significant amount of exploration at the Company’s Queensway Gold Project. Utilizing information from historical and NFG-conducted exploration programs, together with NFG’s 2,162 diamond drillholes (512,869 m), NFG has identified numerous gold prospects along the Appleton Fault Zone and the Joe Batt’s Pond Fault Zone. The prospects occur within both the Queensway North and Queensway South block along a strike length of approximately 100 km and are associated with regional-scaled Appleton and Joe Batt’s Pond fault zones. NFG exploration has delineated two distinct segments of high-grade gold mineralization in Queensway North within the fault zones that include:

18 April 2024	7

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	A semi-contiguous network of high-grade gold veins and related faults is drill-defined to occur along a 6 km segment of the Appleton Fault Zone between the Grouse and Everest gold prospects in the Queensway North block. The high-grade gold trend is supported by the 1) style of mineralization, or high gold grades in quartz-carbonate veins at various prospects along the trend, 2) structural associations defined by complex networks of brittle fault zones aligned with regional deformation zones, 3) recognition and correlation of unique veins and vein systems, 4) association between gold and accompanying gangue (arsenopyrite, lead-antimony sulfosalt) and alteration minerals (aluminum-rich NH4 white muscovite), and 5) consistently hosted in Davidsville Group sediments that form the hanging wall and footwall to the Appleton Fault Zone.

•	A possible 3.7 km segment of high-grade gold occurrences within the Joe Batt’s Pond Fault Zone between the south end of the Pocket Pond prospect and the north end of the 1744 prospect in the Queensway North block. This trend of high-grade mineralization is less well defined in comparison to the Grouse to Everest Appleton Fault Zone trend. The high-grade trend is supported by till and soil geochemical anomalies between the two drill-tested prospects, and by a uniquely different style of mineralization in that the gold mineralization associated with the Joe Batt’s Pond Fault Zone typically follows the orientation of the stratigraphy.

Most of the prospects associated with the high-grade gold segments in the Queensway North block remain open at depth and warrant further drilling to determine their down-dip extent and to refine understanding of local details of orientation.

Surface work, geophysical interpretations and targeting is ongoing in the Queensway South block by NFG, with an inaugural drill program initiated in 2022 and followed up in 2023. A total of 89 drillholes totaling 19,059 m have been drilled at QWS through to the Effective Date of this technical report, targeting several showings that straddle the AFZ. NFG exploration has made several new discoveries including Astronaut and Nebula that form part of a gold trend located west of the Appleton Fault Zone with an indicated strike length of 1.6 km. This mineralized trend occurs in the Pauls Pond area, a region known for its high concentration of gold anomalies exhibiting a similar spatial relationship to the Appleton Fault Zone as seen at Queensway North. A second gold mineralized trend situated east of the Appleton Fault Zone is developing based on ongoing exploration that spans over 12 km of strike from the Devils’ Trench south through Nebula, Camp and Devils Pond South prospects.

NFG’s studies indicate that gold mineralization throughout the Queensway Project area is hosted in quartz vein-filled brittle fault networks adjacent to regional deformation zones that reach deep into the crust.

18 April 2024	8

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

In May 2022, NFG initiated a trial of the Chrysos PhotonAssayTM non-destructive method for gold analysis at MSALABS in Val-d’Or, QC, in conjunction with follow-on screen metallic fire assay or standard 30-g fire assay method at ALS Canada Ltd. in Vancouver, BC for assay comparison. The results from the trial program demonstrated that the methods agree well, and the Company, its consultants, and the Qualified Person conclude that the PhotonAssayTM method is appropriate for Queensway samples. Since May 2022, NFG only submits core samples for gold determination to ALS and MSALABS.

It is the Qualified Person’s opinion that the exploration work conducted by NFG at the Queensway Property is reasonable and within the standard practices of gold evaluation within the Dunnage Zone of central Newfoundland. NFG exploration work results provide a significant update to the geology and mineral potential of central Newfoundland and the Qualified Person advocates that the information and data presented in this technical report forms a robust database for future exploration, and potentially, mineral resource estimation studies, at the Queensway Property.

Potential risks and uncertainties toward the advancement of NFG’s Queensway Project include:

•	NFG mineral rights ownership of licences 035047M and 035197M, 035048M and 035198M, and 035050M are subject to the successful completion of the conditions within a single Option Agreement; hence, there is some uncertainty to completion of the conditions and subsequent acquisition but currently do not cover any known gold prospects within the licences.

•	Although NFG’s exploration work is defining broad zones of mineralization, the gold mineralization can be erratic over short distances, which creates difficulties in building local vein network and gold mineralization models.

•	A risk assessment associated with the Phase 1 metallurgical testing program identified low risk for the full effect of preg-rob materials in the mineralized zones, optimization of reagent consumptions, and overestimation of gravity gold extraction, and medium risk for comminution characteristics. These risks will be re-evaluated and investigated further as part of future metallurgical test work.

•	Ultimately, there is a risk that the scalability of initial laboratory-based mineral processing/metallurgical test work may not translate to a full-scale commercial operation.

NFG will attempt to reduce risk/uncertainty through effective project management, engaging technical experts and developing contingency plans. To the best of the Qualified Person’s knowledge, there are no environmental liabilities, significant factors or risks that may affect access, title, or the right or ability of NFG to perform exploration work on the Queensway Property.

18 April 2024	9

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

1.13	Recommendations

A two-phase work program is recommended with an estimated total cost of CDN$72.1 million with a 10% contingency. A summary of the program with cost estimates is presented in Table 1.1.

Phase 1 work recommendations are estimated to cost CDN$36.7 million with a 10% contingency, and include 1) geophysical surveys in the Queensway North and Queensway South blocks, 2) surface exploration work including exploratory work and advanced trench rock sampling in the Queensway North and Queensway South blocks, 3) a Phase 1 drill program that consists of step-out and infill drilling to further define and delineate the gold mineralization at known prospects in the Queensway North and Queensway South block, target delineation drilling at the Queensway South, VOA, and Twin Ponds blocks to follow-up on recent exploration programs that yielded favourable geological interpretations, and exploratory drilling along the Appleton and Joe Batt’s Pond fault zones to test targets identified through surface exploration work programs, and 4) ongoing metallurgical test work to evaluate reagent consumptions, comminution characteristics, and gravity gold recovery.

Advancement to the Phase 2 work recommendations is contingent on the positive results of the Phase 1 work programs. The Phase 2 work program is estimated to cost approximately CDN$35.4 million with a 10% contingency, and includes 1) diamond drilling for infill, step-out, and exploration drilling in conjunction with the initiation of Reverse Circulation drilling to expedite core production rates for metallurgical test work, 2) advanced metallurgical test work with flowsheet optimization studies, 3) continue with environmental baseline and community consultation, and initiate marketing and possible mine planning studies in consideration of Modifying Factors, and 4) maiden mineral resource estimate technical reporting that is prepared in accordance with Canadian Institute of Mining, Metallurgy and Petroleum definition standards and best practice guidelines (2014, 2019) and National Instrument 43-101.

18 April 2024	10

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 1.1 Future work recommendations.

Phase	Item	Description	Estimated cost $CDN
Phase 1	Geophysical surveys	Induced Polarization in the QWN and QWS blocks. Data processing, interpretation, and modelling	$200,000
	Regional Surface exploration	Regional prospecting and till and soil geochemical sampling programs, and trench and channel rock sampling programs at QWN and QWS.	$1,000,000
	Advanced Surface Exploration	Trenching, mapping and sampling of Iceberg, Keats West and Lotto.	$6,000,000
	Diamond drill program 1	Step-out, Infill, and exploratory drilling, and analytical work, at the QWN, QWS, and TP blocks (approximately 70,000 m)	$25,000,000
	Metallurgical test work	Ongoing metallurgical test work to evaluate reagent consumptions, comminution characteristics, and gravity gold recovery.	$1,200,000
Phase 2	Diamond/RC drill program 2	Infill and step-out drilling at QWN and QWS; exploratory drilling along the Appleton and JBP fault zones (approximately 85,000 m)	$30,000,000
	Metallurgical test work	Advancement of metallurgical test work with flowsheet optimization studies.	$1,500,000
	Modifying factors	Initiate environmental, marketing, mine planning, and community consultation studies in consideration of modifying factors.	$350,000
	Technical Reports	Technical reporting that includes 3-D geological modelling, mineral resource estimation(s), and preliminary economic assessments.	$300,000
		Sub-total (Phase 1)	$33,400,000
		Sub-total (Phase 2)	$32,150,000
		Sub-total (Phase 1 and Phase 2)	$65,550,000
		Contingency (10%)	$6,555,000
		Total estimated exploration work cost	**$72,105,000**

18 April 2024	11

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

2	Introduction

2.1	Issuer and Purpose

This technical report has been prepared for the Issuer, New Found Gold Corp. (NFG or the Company) a publicly traded junior mineral exploration company based in Vancouver, BC, Canada. The focus of this technical report is on NFG’s Queensway Gold Project (the Project or the Property) located in northeast Newfoundland of the Canadian province Newfoundland and Labrador (NL; Figure 2.1). The Queensway Property located on the Trans-Canada highway 15km west of Gander, Newfoundland.

At the Effective Date of this report, the Queensway Property comprises 6,659 claims within 96 mineral licences and encompasses an area of 166,475 ha. Most of the Queensway Property claims (91.7%) are 100% owned by NFG. Additionally, 8.3% of the Queensway Property (5 licences) is currently owned by separate licence holders and are subject to NFG satisfying conditions of a single Option Agreement called the VOA Option, for which NFG is in the process of earning 100% mineral title and interest.

Since the previous January 24, 2023, report, NFG has 1) expanded the land position by 2 licences (10 claims), 2) conducted prospecting and rock sampling, soil sampling, 3D seismic survey, trench and channel sampling, and diamond drilling programs, 3) either discovered-by-drilling, or drill-advanced, several gold prospects within the property, and 4) conducted Phase 1 metallurgical studies. The intent of the present technical report, therefore, is to update the previous technical report and provide technical information on NFG’s exploration activities at the Queensway Property through to an Effective Date of 18 April 2024.

This technical report has been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Exploration Best Practice Guidelines (2018) and the Canadian Securities Administration’s (CSA) National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects.

2.2	Author and Site Inspection

This technical report has been prepared by 1) Mr. Roy Eccles P. Geol. P. Geo. of APEX Geoscience Ltd. in Edmonton, AB, 2) Mr. Mark Jorgenson QP Metallurgy of Jorgensen Engineering and Technical Services, LLC in Centennial, CO, and 3) Mr. Gary Simmons QP Metallurgy of GL Simmons Consulting, LLC in Larkspur, CO. The authors are Qualified Persons (QPs) as defined in NI 43-101 and are independent of NFG and the NFGs Queensway Property.

Apart from Section 13, Mr. Eccles takes responsibility for all report items; Mr. Jorgenson and Mr. Simmons take responsibility for the mineral processing test work conducted on representative rock material from the Queensway Gold Project as presented in Section 13.

18 April 2024	12

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 2.1 General location of New Found Gold Corp.’s Queensway Gold Project in Newfoundland, Newfoundland and Labrador, Canada.

560000
660000
760000
5560000
5460000
5360000
5260000
N
1
Grand Falls-Windsor
Glenwood
Gander
360
Queensway Property
NEWFOUNDLAND
St. John's
NF
QC
Queensway Property
Québec City
Montréal
PE
NS
USA
St John's
0
500
km
Legend
Major Roads
Drainage
Waterbody
Town
City
International Airport
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Property Location
1:2,500,000
UTM N83 Zone 21
May 2024
0
80
km
APEX GEOSCIENCE

18 April 2024	13

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Mr. Eccles is a Professional Geologist registered with the Alberta Association of Professional Geologists and Geophysicists (APEGA; Membership Number 74150) and the Professional Engineers and Geoscientists Newfoundland and Labrador (PEGNL; Membership Number 08287) and has worked as a geologist for more than 35 years since his graduation from university. He has been involved in all aspects of mineral exploration, mineral research, and mineral resource estimations for metallic, industrial, and specialty mineral projects and deposits. Specific experience includes Caledonian Orogeny gold mineralization projects in the Dunnage Zone of Newfoundland and Scotland.

Mr. Jorgensen is a Qualified Professional with the Mining and Metallurgical Society of America (MMSA; Member Number 01202QP) and has worked as a metallurgist for more than 40 years since his graduation from university. He has designed, constructed, and operated gold processing facilities and has extensive experience in comminution, gravity gold concentration, and cyanide leaching.

Mr. Simmons is Qualified Professional with the MMSA (Member Number 01013QP) and a Registered Member of the Society for Mining, Metallurgy and Exploration (SME; Member ID 2959300) and has worked as a metallurgist for more than 50 years since his graduation from university. He has operated gold leaching plants and designed test work programs for several gold properties.

All 3 authors have completed Qualified Person site inspections at the Queensway Property: Most recently, Mr. Eccles on January 12-13, 2023, Mr. Simmons on October 19, 2023, and Mr. Jorgensen on November 29, 2023. The site inspections enabled the Qualified Persons to 1) observe the overall geological setting of the Queensway Property, 2) understand and observe the exploration work conducted by NFG including active diamond drilling, 3) independently validate the gold mineralization that is the subject of this technical report, and 4) collect and understand the nature of core material for metallurgical test work.

2.3	Sources of Information

The QP, in writing this technical report, used sources of information as listed in Section 27, References.

The author relied on the information reported in NFG’s previous technical report (Srivastava, 2022), which was prepared by R. Mohan Srivastava of RedDot3D Inc. (RD3D).

The exploration information and data on which this report is based were provided by NFG. Most figure and table information were prepared by the QP and NFG; others were sourced from technical literature and public sources as referenced.

Publicly available information and data include miscellaneous reports, assessment reports, government data, scientific papers, and NFG News Releases (e.g., Kennedy and McGonigal, 1972; Williams, 1972; Blackwood, 1982; Karlstrom et al., 1982; Ermer, 1986; Williams et al., 1988; Williams et al., 1993; Sheppard, 1994; Currie, 1995; Williams, 1995; Harper et al., 1996; Williams, 2004; Dubé and Gosselin, 2007; Pollock et al., 2007; Willman, 2007; Labonte and Piercey, 2012; Piercey et al., 2014; Goldfarb et al., 2015; CGG Canada Services, 2017-2021; Holmes and Michaud, 2017; Robert et al., 2021; Sterk and Kruse, 2021; Srivastava, 2022; New Found Gold Corp. 2020a-e, 2021a-s, 2022a-x, 2023d-r, 2024a-i).

18 April 2024	14

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

The QP has reviewed NFG datasets and compilation data, public government and scientific journal reports, Srivastava (2022), company assessment reports, and Company press releases and considers the articles and datasets contain relevant and reasonable geological information in relation to the Queensway Property. The government and journal information and manuscripts were prepared by geologists and engineers that are either professional or have advanced university degrees. Industry assessment reports were vetted by government employees.

Based on the QP review of these documents and data, the QP has deemed that the reports, information, and data, to the best of his knowledge, are valid contributions to this technical report, and therefore takes ownership of the ideas as they pertain to the technical report.

NFG uses, or has used, numerous laboratories: Eastern Analytical Ltd. in Springdale, NL, ALS Canada Ltd. in Vancouver, BC (and sample preparation laboratories in NB, ON, and MB), Activation Laboratories Ltd. in Ancaster, ON, SGS Canada Inc. in Burnaby, BC, Overburden Drilling Management in Nepean, ON, and MSALABS in Val-d’Or, QC and Timmins, ON. These labs are independent of NFG and represent major commercial, accredited Canadian labs.

With respect to the Queensway Property mineral licences documented in Section 4, the legal information regarding mineral licences and claims has not been independently verified; however, the QP has reviewed the Queensway Property licence status from the Government of Newfoundland and Labrador Mineral Rights Inquiry Portal (https://licensing.gov.nl.ca/mrinquiry/sfjsp?interviewID=MRISearch) and the “Map Staked Claims” GIS file from the Government of Newfoundland and Labrador Geoscience Atlas (https://geoatlas.gov.nl.ca).

The 96 mineral licences that constitute the Queensway Gold Property are active and in good standing as of the Effective Date of this technical report.

2.4	Units of Measure

With respect to units of measure, unless otherwise stated, this Technical Report uses:

•	Abbreviated shorthand consistent with the International System of Units (International Bureau of Weights and Measures, 2006).
18 April 2024	15

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	‘Bulk’ weight is presented in both United States short tons (tons; 2,000 lbs or 907.2 kg) and metric tonnes (tonnes; 1,000 kg or 2,204.6 lbs.).

•	Geographic coordinates are projected in the Universal Transverse Mercator (UTM) system relative to Zone 21N of the North American Datum 1983 (NAD83).

•	Currency in Canadian dollars (CDN$), unless otherwise specified.

18 April 2024	16

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

3	Reliance of Other Experts

The QP for this report is not qualified to give legal opinions. On legal matters, the QP relies on information provided by the Issuer, NFG, specifically, the QP does not have the legal expertise to validate the Option Agreements and royalties described in Sections 4.5 and 4.6. The successful completion of 9 previous Option Agreements were not formally disclosed by NFG because the Issuer was a privately owned corporation to August 2020. At present, 8.3% of the Queensway Property claims are currently owned by other licence holders and are the subject of a single Option Agreement between NFG and various mineral right Optionor’s that is subject to annual payments and common shares.

Hence, the QP relies entirely on Option Agreement and royalty information disclosed by NFG (New Found Gold Corp., 2022a) and in the numerous documents provided by NFG management to the QP during the preparation of this technical report in January 2023. The title and dates of specific Option Agreement and/or confirmation of property transfer reports provided by NFG to the QP include, in no order:

•	Confirmation of Transfer - Kriask Syndicate (June 23, 2020).
•	Termination of the JBP Property Agreement (September 10, 2015).
•	Linear and JBP Mining Option Agreement (July 15, 2016).
•	Unity Project Mining Option Agreement (November 9, 2016).
•	Noreen Kennedy Mining Option Agreement (October 4, 2016).
•	Golden Bullet Project Mining Option Agreement (November 11, 2016).
•	Blackmore Mining Claim Acquisition Agreement (December 5, 2016).
•	Guinchard Claims Mining Option Agreement (April 28, 2017).
•	JBP Linear Project Mining Option Agreement (May 27, 2017).
•	Quinlan Amending Agreement to Purchase Property Agreement (May 27, 2019).
•	P-Pond Project Mining Option Agreement (May 30, 2017).
•	Mineral Licence 06821M Mining Claim Purchase Agreement (September 7, 2018).
•	Finally, the only current Option Agreement, which is between NFG and Aidan O’Neil, Suraj Amarnani, Josh Vann, and VOA Exploration Inc. (November 2, 2022).

The title and dates of specific investment agreements provided by NFG to the QP include:

•	GoldSpot Discoveries Inc. and NFG Investment Agreement (January 29, 2019).
•	GoldSpot Discoveries Inc. and NFG Amendment to Investment Agreement (August 2, 2020).
•	Allan Keats and NFG Royalty Purchase Agreement (November 9, 2021).
•	Kevin Keats and NFG Royalty Purchase Agreement (November 9, 2021).
•	Krinor Resources Inc. and NFG Royalty Purchase Agreement (November 9, 2021).

Finally, an NFG Title Opinion related to NFG’s mineral licences, which was prepared by Stewart McKelvey and dated December 14, 2022, was provided by NFG to the QP.

18 April 2024	17

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

4	Property Description and Location

4.1	Description and Location

The Queensway Gold Project is on the northeast portion of the Island of Newfoundland in the Province of Newfoundland and Labrador along the east coast of Canada. The northern portion of the Property is transected by the Trans-Canada Highway, a transcontinental federal-provincial highway system that travels through all 10 southern provinces of Canada. Via the Trans-Canada Highway, the eastern edge of the Property is located approximately 15 km west of the Town of Gander, NL.

The mineral licences encompass 166,475 hectares (ha) in a land position that is approximately 115 km long and 10-30 km wide, from the Trans-Canada Highway (TCH, Route 1) near the Town of Gander to the Bay d'Espoir Highway (Route 360; Figure 2.1). The approximate centre of the NFG Queensway Project is UTM, Zone 21N, NAD83: 651000 m Easting, 5408000 m Northing.

The Queensway Property is collectively defined by 96 mineral licences that comprise 6,659 claims, with each claim having an area of 25 ha (500 m x 500 m). In total, the Property encompasses an area of 166,475 ha (1,664.75 km2). The licences can be separated spatially into groups based on their contiguous groupings as described in the text that follows.

The geographic position of the various contiguous licence groupings, and the licence descriptions, are presented in Figure 4.1 and Table 4.1. The licences/claims are divided into 7 NFG-defined sub-properties, or blocks that include:

•	2 large contiguous blocks (Queensway North or QWN, and Queensway South or QWS) separated by Gander Lake, and

•	5 smaller blocks of single or multiple contiguous groups of licences (Twin Ponds, Ten Mile-Duder Lake, South Pond, Bellman’s Pond, and Little Rocky Brook).

The blocks have no specific administrative or legal significance but are helpful in presenting and explaining a variety of exploration activities over a very large area.

The larger QWN and QWS blocks are defined as follows:

1.	Queensway North (QWN), which consists of 36 contiguous mineral licences (688 claims) and is situated north of Gander Lake. QWN encompasses an area of 17,200 ha. The approximate centre of the QWN block is UTM, Zone 21N, NAD83: 664193 m Easting, 5430810 m Northing (Table 4.1; Figure 4.2). A single licence within the QWN Block forms part of the VOA Option (licence 035198M; see Section 4.5).
18 April 2024	18

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

2.	Queensway South (QWS), which consists of 51 contiguous mineral licences (5,287 claims) and is situated south and west of Gander Lake. QWS encompasses an area of 132,175 ha. The approximate centre of the QWN block is UTM, Zone 21N, NAD83: 639028 m Easting, 5389980 m Northing (Table 4.1; Figure 4.3). None of the VOA Option licences occur within the QWS Block.

The Queensway Property also includes 5 smaller, non-contiguous groups of licences that occur north and west of the QWN block (Figure 4.2; Table 4.1). These blocks are defined as follows:

1.	Twin Ponds (TP) block consists of 3 contiguous mineral licences (226 claims) and is situated west of the Gander River. The TP block encompasses an area of 5,650 ha. The approximate centre of the TP block is UTM, Zone 21N, NAD83: 653000 m Easting, 5436500 m Northing. A single licence within the TP Block forms part of the VOA Option (licence 035048M; see Section 4.5).

2.	Ten Mile-Duder Lake (TMDL) block consists of 2 contiguous mineral licences (211 claims) situated west of the Gander River. The TMDL block encompasses an area of 5,275 ha. The approximate centre of the TMDL block is UTM, Zone 21N, NAD83: 670000 m Easting, 5460000 m Northing. Both licences within the TMDL Block form the VOA Option (licence 035047M and 035050M; see Section 4.5).

3.	South Pond (SP) block consists of 2 contiguous mineral licences (132 claims) and is situated west of the Gander River. The SP block encompasses an area of 3,300 ha. The approximate centre of the SP block is UTM, Zone 21N, NAD83: 662000 m Easting, 5443000 m Northing. A single licence within the SP Block forms part of the VOA Option (licence 035197M; see Section 4.5).

4.	Bellman’s Pond (BP) block consists of 1 mineral licence (1 claim) and is situated west of the Gander River. The BP block encompasses an area of 25 ha. The approximate centre of the BP block is UTM, Zone 21N, NAD83: 671800 m Easting, 5450000 m Northing. None of the VOA Option licences occur within the BP Block.

5.	Little Rocky Brook (LRB) block, which consists of 1 mineral licence (114 contiguous claims) and is situated west of the Gander River. The LRB block encompasses an area of 2,850 ha. The approximate centre of the LRB block is UTM, Zone 21N, NAD83: 6767000 m Easting, 5447500 m Northing. None of the VOA Option licences occur within the LRB Block.
18 April 2024	19

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 4.1 Queensway Project and six NFG-defined sub-property ‘blocks’, which are composed of contiguous mineral licences. The VOA Option Agreement Licences are outlined in black.

600000
640000
680000
Ten Mile - Duder Lake
Lewisporte
Bellman's Pond
South Pond
Little Rocky Brook
Botwood
Twin Ponds
5440000
Bishops Falls
Glenwood
Queensway North
Gander
Grand Falls-Windsor
5400000
Queensway South
5360000
N
Legend
City/Town
Major Highway
Secondary Highway
Waterbodies
VOA Optioned Block
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rocky Brook
South Pond
Twin Ponds
Queensway North
Queensway South
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Queensway Project
Mineral Licence Blocks
1:800,000
UTM N83 Zone 21
May 2024
0
25
km
APEX GEOSCIENCE

18 April 2024	20

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 4.1 Queensway Project mineral licence description and status (reported by blocks of contiguous licences/claims). The VOA Option Agreement Licences are highlighted in grey.

A) Queensway North Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
006821M	New Found Gold Corp.	Gander River, Central NL	2	0.50	Issued	1999-05-17	2024-05-17	2024-07-16	$1,435.85	2028-05-17	2.5	1
007984M	New Found Gold Corp.	Glenwood, Central NL	50	12.50	Issued	1998-11-13	2024-11-13	2025-01-13	N/A	N/A	0.4	0
022216M	New Found Gold Corp.	Glenwood, Central NL	6	1.50	Issued	2014-06-12	2024-06-12	2025-08-11	$5,974.49	2033-06-12	1.6	1
022491M	New Found Gold Corp.	Gander Lake Area, Central NL	12	3.00	Issued	2014-11-06	2024-11-06	2025-01-06	$14,400.00	2033-11-06	1.6	1
023720M	New Found Gold Corp.	Glenwood, Central NL	4	1.00	Issued	2001-12-31	2024-12-31	2025-03-03	$8,929.36	2027-12-31	1	0
023721M	New Found Gold Corp.	Glenwood, Central NL	2	0.50	Issued	2001-12-31	2024-12-31	2025-03-03	$1,158.45	2026-12-31	1	0
023804M	New Found Gold Corp.	Glenwood, Central NL	12	3.00	Issued	2001-02-19	2024-02-19	2024-04-19	$16,128.73	2027-02-19	1.6	1
023860M	New Found Gold Corp.	Joe Batts Brook, Central NL	11	2.75	Issued	2016-04-07	2026-04-07	2025-06-06	$10,953.23	2033-04-07	0.6	0
023861M	New Found Gold Corp.	Joe Batts Pond, Central NL	16	4.00	Issued	2016-04-07	2026-04-07	2025-06-06	$15,931.97	2033-04-07	1	0
023862M	New Found Gold Corp.	Joe Batts Brook, Central NL	4	1.00	Issued	2016-04-07	2026-04-07	2025-06-06	$3,982.99	2033-04-07	0.6	0
023863M	New Found Gold Corp.	Joe Batts Brook, Central NL	11	2.75	Issued	2016-04-07	2026-04-07	2025-06-06	$10,953.23	2033-04-07	1	0
023864M	New Found Gold Corp.	Joe Batts Brook, Central NL	3	0.75	Issued	2016-04-07	2026-04-07	2025-06-06	$2,987.24	2033-04-07	1	0
023866M	New Found Gold Corp.	Joe Batts Brook, Central NL	4	1.00	Issued	2016-04-07	2026-04-07	2025-06-06	$1,966.33	2033-04-07	1	0.5
023874M	New Found Gold Corp.	Joe Batts Brook, Central NL	8	2.00	Issued	2016-04-11	2026-04-13	2025-06-10	$7,965.98	2033-04-11	1.6	1
023875M	New Found Gold Corp.	Joe Batts Pond, Central NL	3	0.75	Issued	2016-04-12	2026-04-13	2024-06-11	$1,553.77	2031-04-12	1.6	1
023881M	New Found Gold Corp.	Joe Batts Brook, Central NL	7	1.75	Issued	2016-04-21	2026-04-21	2024-06-20	$3,625.47	2031-04-21	1.6	1
023916M	New Found Gold Corp.	Gander Lake Area, Central NL	4	1.00	Issued	2016-05-05	2026-05-05	2025-07-04	$3,982.99	2033-05-05	1.6	1
023962M	New Found Gold Corp.	The Outflow, Central NL	9	2.25	Issued	2016-05-19	2026-05-19	2025-07-18	$4,424.25	2033-05-19	1.6	1
023987M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	11	2.75	Issued	2016-06-07	2026-06-08	2025-08-06	$5,407.41	2033-06-07	1.6	1
024026M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	6	1.50	Issued	2016-06-30	2026-06-30	2025-08-29	$2,949.50	2033-06-30	1.6	1
024031M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	6	1.50	Issued	2016-06-30	2026-06-30	2024-08-29	$3,107.54	2031-06-30	1.6	1
024136M	New Found Gold Corp.	Gander River Area, Central NL	25	6.25	Issued	2016-09-13	2026-09-14	2024-11-12	$30,000.00	2033-09-13	0.4	0
024138M	New Found Gold Corp.	Gander Lake, Central NL	21	5.25	Issued	2016-09-15	2026-09-15	2024-11-14	$25,200.00	2033-09-15	1.6	1
024139M	New Found Gold Corp.	Gander Lake, Central NL	30	7.50	Issued	2016-09-15	2026-09-15	2024-11-14	$36,000.00	2033-09-15	1.6	1
024140M	New Found Gold Corp.	Joe Batts Pond, Central NL	2	0.50	Issued	2016-09-15	2026-09-15	2024-11-14	$2,400.00	2033-09-15	1.6	1
024141M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	2	0.50	Issued	2016-09-15	2026-09-15	2024-11-14	$2,400.00	2033-09-15	1.6	1
024264M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	4	1.00	Issued	2016-10-24	2026-10-26	2024-12-23	$4,800.00	2033-10-24	0.4	0
024265M	New Found Gold Corp.	Appleton, Central NL	12	3.00	Issued	2016-10-24	2026-10-26	2024-12-23	$14,400.00	2033-10-24	0.4	0
024266M	New Found Gold Corp.	Joe Batts Pond, Central NL	128	32.00	Issued	2016-10-24	2026-10-26	2024-12-23	$153,600.00	2033-10-24	0.4	0
024268M	New Found Gold Corp.	Millers Brook, Central NL	56	14.00	Issued	2016-10-24	2026-10-26	2024-12-23	$67,200.00	2033-10-24	1.6	1
024997M	New Found Gold Corp.	Glenwood Area, Central NL	21	5.25	Issued	2017-04-27	2027-04-27	2025-06-26	$10,323.24	2033-04-27	1.6	1
025008M	New Found Gold Corp.	Gander Lake, Central NL	13	3.25	Issued	2017-05-04	2027-05-04	2025-07-03	$12,944.72	2033-05-04	1	0
026074M	New Found Gold Corp.	Joe Batts Brook, Central NL	3	0.75	Issued	2018-05-31	2028-05-31	2025-07-30	$2,087.24	2033-05-31	2.2	1
030714M	New Found Gold Corp.	King's Point, Gander Lake	8	2.00	Issued	2020-05-02	2025-05-02	2025-07-01	$6,710.45	2033-05-02	1	0
035198M	Suraj Amarnani	Fourth Pond	168	42.00	Issued	2022-11-10	2027-11-10	2024-03-09	$33,600.00	2023-11-10	0	0
035681M	New Found Gold Corp.	The Outflow, Central NL	4	1.00	Issued	2023-03-16	2028-03-16	2025-05-15	$702.75	2027-03-16	0	0
n=36 licences		Totals	688	172.00

18 April 2024	21

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 4.1 continued.

B) Queensway South Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
022236M	New Found Gold Corp.	Southwest Gander River, Central NL	5	1.25	Issued	2014-06-12	2024-06-12	2024-08-12	$2,780.72	2025-06-12	1	0.5
022260M	New Found Gold Corp.	Southwest Gander River, Central NL	1	0.25	Issued	2014-06-13	2024-06-13	2025-08-12	$291.33	2025-06-13	1	0.5
022342M	New Found Gold Corp.	Southwest Gander River, Central NL	1	0.25	Issued	2014-08-25	2024-08-25	2025-10-24	$683.09	2026-08-25	1	0.5
023239M	New Found Gold Corp.	Pauls Pond, Central NL	2	0.50	Issued	2015-08-12	2025-08-12	2025-10-13	$896.57	2026-08-12	1	0.5
023495M	New Found Gold Corp.	Northwest Gander River, Central NL	5	1.25	Issued	2015-11-19	2025-11-19	2025-01-20	$221.20	2024-11-19	1	0.5
023498M	New Found Gold Corp.	Northwest Gander River, Central NL	8	2.00	Issued	2015-11-19	2025-11-19	2025-01-20	$318.10	2024-11-19	1	0.5
024435M	New Found Gold Corp.	Greenwood Pond, Central NL	7	1.75	Issued	2016-11-21	2026-11-23	2025-01-20	$2,509.98	2025-11-21	1	0.5
024436M	New Found Gold Corp.	Greenwood Pond, Central NL	3	0.75	Issued	2016-11-21	2026-11-23	2025-01-20	$1,741.15	2026-11-21	1	0.5
024557M	New Found Gold Corp.	Bear Pond, Central NL	250	62.50	Issued	2016-12-12	2026-12-14	2024-02-12	$144,288.56	2024-12-12	1	0
024558M	New Found Gold Corp.	Great Gull River, Central NL	239	59.75	Issued	2016-12-12	2026-12-14	2024-02-12	$137,915.59	2024-12-12	1	0
024559M	New Found Gold Corp.	Northwest Gander River, Central NL	256	64.00	Issued	2016-12-12	2026-12-14	2024-02-12	$1,988.68	2023-12-12	1	0
024560M	New Found Gold Corp.	Careless Brook, Central NL	121	30.25	Issued	2016-12-12	2026-12-14	2025-02-10	$4,835.12	2024-12-12	1	0
024561M	New Found Gold Corp.	Eastern Pond, Central NL	256	64.00	Issued	2016-12-12	2026-12-14	2024-02-12	$109,240.32	2024-12-12	1	0
024562M	New Found Gold Corp.	Hussey Pond, Central NL	241	60.25	Issued	2016-12-12	2026-12-14	2024-02-12	$1,844.95	2023-12-12	1	0
024563M	New Found Gold Corp.	Eastern Pond, Central NL	236	59.00	Issued	2016-12-12	2026-12-14	2024-02-12	$136,180.07	2024-12-12	1	0
024565M	New Found Gold Corp.	Gander Lake, Central NL	12	3.00	Issued	2016-12-12	2026-12-14	2024-02-12	$1,141.22	2024-12-12	1	0
024566M	New Found Gold Corp.	Gander Lake, Central NL	125	31.25	Issued	2016-12-12	2026-12-14	2024-02-12	$4,344.51	2023-12-12	1	0
024567M	New Found Gold Corp.	Gander Lake, Central NL	106	26.50	Issued	2016-12-12	2026-12-14	2024-02-12	$3,607.61	2023-12-12	1	0
024568M	New Found Gold Corp.	Birch Pond, Central NL	254	63.50	Issued	2016-12-12	2026-12-14	2024-02-12	$146,604.26	2024-12-12	1	0
024569M	New Found Gold Corp.	Southwest Gander River, Central NL	221	55.25	Issued	2016-12-12	2026-12-14	2024-02-12	$8,068.59	2023-12-12	1	0
024570M	New Found Gold Corp.	Dennis Brook, Central NL	117	29.25	Issued	2016-12-12	2026-12-14	2024-02-12	$67,262.16	2024-12-12	1	0
024571M	New Found Gold Corp.	Winter Brook, Central NL	153	38.25	Issued	2016-12-12	2026-12-14	2024-02-12	$39,237.54	2024-12-12	1	0
025766M	New Found Gold Corp.	Pauls Pond, Central NL	163	40.75	Issued	2016-12-12	2026-12-14	2024-02-12	$93,903.76	2024-12-12	1	0
030710M	New Found Gold Corp.	Little Dead Wolf Pond	144	36.00	Issued	2020-05-02	2025-05-02	2025-07-01	$27,279.25	2026-05-02	1	0
030716M	New Found Gold Corp.	Third Berry Hill Pond	224	56.00	Issued	2020-05-02	2025-05-02	2025-07-01	$35,929.74	2026-05-02	0	0
030722M	New Found Gold Corp.	Hunt's Pond	149	37.25	Issued	2020-05-02	2025-05-02	2025-07-01	$22,299.84	2026-05-02	1	0
030726M	New Found Gold Corp.	Joe's Feeder Cove	5	1.25	Issued	2020-05-02	2025-05-02	2025-07-01	$638.67	2029-05-02	1	0
030727M	New Found Gold Corp.	Dead Wolf Brook	195	48.75	Issued	2020-05-02	2025-05-02	2025-07-01	$31,278.13	2026-05-02	1	0
030733M	New Found Gold Corp.	Rocky Brook	173	43.25	Issued	2020-05-02	2025-05-02	2025-07-01	$27,749.31	2026-05-02	1	0
030737M	New Found Gold Corp.	Caribou Lake	247	61.75	Issued	2020-05-02	2025-05-02	2025-07-01	$39,618.97	2026-05-02	1	0
030739M	New Found Gold Corp.	Great Gull River	224	56.00	Issued	2020-05-02	2025-05-02	2025-07-01	$29,082.55	2026-05-02	1	0
030740M	New Found Gold Corp.	Ribbon Ponds	1	0.25	Issued	2020-05-02	2025-05-02	2025-07-01	$146.89	2026-05-02	0	0
030741M	New Found Gold Corp.	Southwest Gander River Cove	2	0.50	Issued	2020-05-02	2025-05-02	2024-07-01	$1,033.29	2028-05-02	1	0
030742M	New Found Gold Corp.	Steeles Brook	32	8.00	Issued	2020-05-02	2025-05-02	2025-07-01	$4,154.66	2026-05-02	1	0
030745M	New Found Gold Corp.	Dead Wolf Brook	101	25.25	Issued	2020-05-02	2025-05-02	2025-07-01	$16,200.47	2026-05-02	1	0
030746M	New Found Gold Corp.	Southwest Islands View	3	0.75	Issued	2020-05-02	2025-05-02	2024-07-01	$1,454.53	2029-05-02	1	0
030747M	New Found Gold Corp.	Owl Pond	37	9.25	Issued	2020-05-02	2025-05-02	2025-07-01	$5,934.82	2026-05-02	1	0
030748M	New Found Gold Corp.	Southwest Pond	140	35.00	Issued	2020-05-02	2025-05-02	2025-07-01	$22,456.08	2026-05-02	1	0
030752M	New Found Gold Corp.	Miguel's Lake	78	19.50	Issued	2020-05-02	2025-05-02	2025-07-01	$12,511.25	2026-05-02	1	0
030753M	New Found Gold Corp.	Gander Lake	3	0.75	Issued	2020-05-02	2025-05-02	2025-07-01	$819.53	2028-05-02	1	0
030754M	New Found Gold Corp.	Little Gander Lake	172	43.00	Issued	2020-05-02	2025-05-02	2025-07-01	$27,588.90	2026-05-02	0	0
030755M	New Found Gold Corp.	Rocky Brook	30	7.50	Issued	2020-05-02	2025-05-02	2025-07-01	$4,812.02	2026-05-02	0	0
030756M	New Found Gold Corp.	Southwest Pond	88	22.00	Issued	2020-05-02	2025-05-02	2025-07-01	$14,115.26	2026-05-02	1	0
030763M	New Found Gold Corp.	Rocky Brook	45	11.25	Issued	2020-05-02	2025-05-02	2025-07-01	$7,218.02	2026-05-02	0	0
030765M	New Found Gold Corp.	Berry Hill Brook	124	31.00	Issued	2020-05-02	2025-05-02	2025-07-01	$19,899.68	2026-05-02	0	0
030768M	New Found Gold Corp.	Gander Lake Prime	149	37.25	Issued	2020-05-02	2025-05-02	2024-07-01	$33,984.35	2025-05-02	1	0
030771M	New Found Gold Corp.	Northwest Gander River	37	9.25	Issued	2020-05-02	2025-05-02	2025-07-01	$5,934.82	2026-05-02	1	0
030783M	New Found Gold Corp.	Little Dead Wolf Brook	41	10.25	Issued	2020-05-02	2025-05-02	2025-07-01	$7,767.01	2026-05-02	0	0
035087M	New Found Gold Corp.	Gander Lake Prime	2	0.50	Issued	2022-10-13	2027-10-13	2024-12-12	$132.34	2028-10-13	0	0
035338M	New Found Gold Corp.	Gillingham's Pond	53	13.25	Issued	2023-01-05	2028-01-05	2024-03-05	$10,600.00	2024-01-05	0	0
036670M	New Found Gold Corp.	Careless Brook, Central NL	6	1.50	Issued	2023-10-26	2028-10-26	2024-12-25	$1,200.00	2024-10-26	0	0
n=51 licences		Totals	5,287	1,321.75

18 April 2024	22

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 4.1 continued. The VOA Option Agreement Licences are highlighted in grey.

18 April 2024	23

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 4.2 Queensway North mineral licences, and the separate licences of Twin Ponds, Ten Mile-Duder Lake, South Pond, Bellman’s Pond, and Little Rocky Brook. The VOA Option Agreement Licences are outlined in black.

650000
660000
670000
680000
5460000
5450000
5440000
5430000
5420000
Ten Mile - Duder Lake
035047M
035050M
Little Rocky Brook
Bellman's Pond
030775M
030777M
South Pond
035048M
035197M
035209M
Twin Ponds
024274M
024270M
026074M
Queensway North
035198M
024268M
023881M
023860M
024136M
023863M
024031M
024026M
023987M
024141M
024264M
006821M
023864M
023862M
023874M
023720M
023861M
023721M
023866M
024140M
023875M
Glenwood
007984M
022216M
035681M
023804M
024265M
023962M
024997M
022491M
023916M
Gander
024266M
024138M
024139M
030714M
025008M
Queensway South
N
Legend
City/Town
VOA Optioned Block
Major Highway
Secondary Highway
Watercourse
Waterbodies
Mineral Licence Number
Ten Mile - Duder Lake
Bellman's Pond
Little Rocky Brook
South Pond
Twin Ponds
Queensway North
Queensway South
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Queensway Mineral Licences North
1:300,000
UTM N83 Zone 21
May 2024
0
10
km
APEX GEOSCIENCE

18 April 2024	24

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 4.3 Queensway South mineral licences.

620000
640000
660000
5420000
5400000
5380000
5360000
Bishops Falls
Glenwood
Gander
Queensway North
Queensway South
N
036670M
035087M
024560M
030753M
030746M
030768M
024565M
030726M
024566M
030722M
035338M
024567M
030741M
024569M
030710M
030771M
024562M
024571M
030783M
023239M
024559M
022236M
022342M
022260M
030727M
030745M
024436M
023498M
023495M
024435M
025766M
030737M
024570M
024568M
024563M
030756M
024557M
024561M
030748M
024558M
030752M
030755M
030763M
030742M
030747M
030733M
030740M
030739M
030754M
030765M
030716M
Legend
City/Town
Major Highway
Secondary Highway
Watercourse
Waterbodies
Mineral Licence Number
Queensway North
Queensway South
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Queensway Mineral Licences South
1:500,000
UTM N83 Zone 21
February 2024
0
10
km
APEX GEOSCIENCE

18 April 2024	25

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

4.2	Property Ownership Summary

Since the 1950s, the Queensway Property area has been prospected by several dozen individuals who have staked claims either in their own name or in the name of the private company through which they conduct their prospecting activities. The Queensway Property claims have been optioned at various times to larger mining companies, many of them public. Private and public companies have worked together in joint ventures and with separate groups of individual prospectors, dropped options and entered into new joint ventures and option agreements, sometimes with the same partners and sometimes with new partners.

Following the many changes in claim ownership, Palisade Resources Corp, later renamed to New Found Gold Corp in June 2017 began to consolidate the large land package that now forms the Queensway Project.

The licences were acquired through 1) online map staking with the Government of NL, 2) the successful completion of a series of Option Agreements (9 Option Agreements; New Found Gold Corp, pers. comm., 2023), and 3) some of the licences were originally acquired by Palisade Resources Corp, who was renamed to NFG in June 2017.

In addition, 5 licences are currently owned by separate licence holders and are subject to NFG satisfying conditions of a single Option Agreement called the VOA Option (Figure 4.1; see Section 4.5).

With respect to the nature and extent of NFG’s mineral rights interest at the Queensway Property, Table 4.1 shows that the Queensway Property can be separated into 4 general groups based solely on the title of the Licence Holder. Figure 4.2 and Table 4.1 describe the Queensway North groups that includes titles related to Twin Ponds, Ten Mile-Duder Lake, South Pond, Bellman’s Pond, and Little Rocky Brook. Figure 4.3 and Table 4.1 describe the title holder for the Queensway South block. The descriptions of the 4 groups - based on the title of the Licence Holder is further summarized as follows:

•	91.7% of the claims that make up the Queensway Property are fully owned by NFG. They consist of 6,098 claims within 89 mineral licences in Queensway North, Queensway South, Twin Ponds, South Pond, Bellman’s Pond, and Little Rocky Brook.

•	5.1% of the claims as part of the VOA Option owned by Aidan O’Neil. They consist of 339 claims within 2 mineral licences at Ten Mile-Duder Lake and South Pond.

•	3.2% of the claims as part of the VOA Option owned by Suraj Amarnani. They consist of 210 claims within 2 mineral licences at Twin Ponds and Queensway North.

•	0.03% of the claims as part of the VOA Option owned by Josh Vann. They consist of 2 claims within 1 mineral licence at Ten Mile-Duder Lake.
18 April 2024	26

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Therefore, a total of 8.3% of the claims that make up the Queensway Property are not owned by NFG but rather by separate licence holders and are subject to a single Option Agreement - the VOA Option - between NFG and the current property owners (Aidan O’Neil, Suraj Amarnani, and Josh Vann).

4.3	Mineral Tenure Information and Maintenance

Mineral rights in the Province of Newfoundland and Labrador are managed by the Mineral Lands Division of the Department of Industry, Energy, and Technology, which coordinates map-staking of Crown mineral licences through the online Mineral Lands Administration Portal (MinLAP). Within the area of a mineral licence there are separate mineral claims, up to 256 coterminous claims per licence area.

With respect to Mineral Licence maintenance in Newfoundland and Labrador, NFG must abide by two financial obligations to maintain the licences in good standing:

1.	Minimum expenditures for ongoing assessment, in which the province requires licence-holders to spend a minimum amount on their exploration activities each year. These minimum expenditure commitments increase with time, as summarized in Table 4.2.

NFG’s minimum exploration expenditure obligation for the entire Queensway Project will be $1,282,559 in 2023; $2,365,291 in 2024; and $3,337,342 in 2025. With the current drilling program scheduled to continue throughout 2024, and with ongoing surface reconnaissance and mapping activities, the money NFG spends on exploration will easily exceed the required minimum.

In each year of the mineral licence validity, the minimum annual assessment work must be completed by the anniversary date with an assessment report submitted within 60 days of the anniversary date. Excess assessment work expenditures are credited to the licence and can be carried forward to satisfy the expenditure requirements in future years.

Any mineral licence holder who intends to conduct an exploration program must obtain an exploration approval from the Newfoundland and Labrador Department of Industry, Energy and Technology before the activity can commence.

2.	Licence renewal fees are required every 5 years to year 20 and every year after that, if kept in good standing, from the date when the claim was first staked.

Table 4.3 shows the renewal fee per claim for each of the five-year intervals. These fees are due every five years from Year 5 through Year 20, and then annually from Year 21 onward. NFG’s annual renewal fees will be $14,075 for the claims that reach their renewal date in 2023; $15,250 for the claims that reach their renewal date in 2024; and $78,295 for the claims that reach their renewal date in 2025.

18 April 2024	27

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 4.2 Minimum expenditures for mineral claims in Newfoundland and Labrador.

Table 4.3 Renewal fees for mineral claims in Newfoundland and Labrador.

4.4	Access and Surface Rights

Title to the surface rights in Newfoundland and Labrador are necessary to be obtained only to develop a mineral resource under a mining lease. Surface rights to perform non-ground destructive and/or ground-destructive exploration work in permitted areas is obtained through exploration approvals from the Department of Industry, Energy and Technology, under a mineral licence (Mineral Rights Claim Brochure, Mineral Claims Recorders Office of Newfoundland and Labrador, 2015).

NFG does not own surface rights on the Queensway Project except for the Core Yard at Appleton. On an as-needed basis, NFG negotiates agreements that allow exploration activities to be conducted on property owned and administered by others:

•	The province of Newfoundland and Labrador, which administers Crown Lands,

•	The municipalities of Appleton and Glenwood,

•	Property owners of residential properties in Appleton and Glenwood and of cottages and cabins, granted or licence to occupy, outside municipal boundaries.
18 April 2024	28

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

In addition to stipulating the times when the company can conduct work, and the nature of the work that is permitted, these agreements also specify the company’s responsibility for restoring land to an acceptable condition following field activities.

For activities on Crown Lands, approval is required from the Mineral Lands Division of the province’s Department of Industry, Energy, and Technology. The primary focus of these applications and approvals is to prevent or minimize adverse impacts on the environment, fish, and wildlife; Section 4.7 of this report summarizes NFG’s environmental permitting activities and the approvals it currently holds.

If the Queensway Project advances to the mine production stage, NFG would need to obtain surface rights by applying for a surface lease to the Department of Industry, Energy and Technology, accompanied by a legal survey. Surface leases are issued by the Minister of Industry, Energy and Technology in consultation with the Minister appointed to administer the Lands Act.

4.5	Option Agreement

In addition to the mineral licences staked by NFG, the Queensway Project also includes optioned claim packages that were negotiated by NFG from 2016 through 2018 under 9 separate and completed Option Agreements. These Option Agreements granted mineral rights to NFG in return for a combination of scheduled lump-sum payments, NFG shares and NSR royalties to various individual and company optionors.

As of September 2021, when the last of the option payments was made with respect to the 9 Option Agreements, NFG had met all the conditions and had earned 100% ownership of the associated mineral licences.

On November 2, 2022, NFG executed a single option agreement (the VOA Option) with Aidan O’Neil, Suraj Amarnani, Josh Vann, and VOA Exploration Inc., collectively referred to as the “Optionors”. The VOA Option agreement grants NFG exclusive right and option to acquire a 100% title and interest in a property defined by 5 mineral licences: 035047M and 035197M, 035048M and 035198M, and 035050M, owned by Aidan O’Neil, Suraj Amarnani, and Josh Vann respectively (Figure 4.2; Table 4.1). The claims included in these 5 mineral licences represent 8.3% of the Queensway Property claims (Section 4.2).

In connection with the grant of the VOA Option, NFG shall have the right to enter onto and occupy the optioned property to conduct activities as contemplated in the VOA Option agreement.

For NFG to exercise the VOA Option, NFG shall 1) issue an aggregate of 487,078 common shares in capital of NFG (the “Share Issuances”) and 2) make aggregate cash payments of $2,350,000 (the “Cash Payments”) to the Optionors as follows (New Found Gold Corp., 2022a):

18 April 2024	29

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

1.	$200,000 and 39,762 Common Shares on the later of (i) Staking Confirmation Date (as defined in the VOA Option Agreement) and (ii) the receipt of the TSX-Venture Exchange’s (the “TSXV”) approval.

2.	$200,000 and 39,762 common shares on or before November 2, 2023.

3.	$250,000 and 69,583 common shares on or before November 2, 2024.

4.	$300,000 and 89,463 common shares on or before November 2, 2025.

5.	$600,000 and 129,224 common shares on or before November 2, 2026.

6.	$800,000 and 119,284 common shares on or before November 2, 2027.

NFG shall pay all Cash Payments and register all Common Shares issued under the Agreement to VOA Exploration Inc. unless otherwise instructed in writing by the Optionors. “VOA” Exploration Inc. is the consortium of Vann, O’Neil, and Amarnani.

Upon NFG completing the Cash Payments and the Share Issuances set forth above, NFG will immediately be deemed to have exercised the VOA Option and acquired a 100% interest in the property free and clear of all encumbrances with no further action required by it resulting in the Optionors’ interest in the property being immediately transferred to NFG. The terms of the VOA Option Agreement do not include any mandatory work commitments, advanced royalty payments, or granting of royalties.

4.6	Royalties

Seventy-seven of the 96 Queensway Property mineral licences (80%) are currently subject to a Net Smelter Return (NSR) royalty; the other 19 licences are not subject to any royalty. Some royalties were formed within agreements between NFG and the various individuals and companies that optioned their mineral rights to NFG in return for financial compensation that included NSR royalties. Others arise from financing provided by GoldSpot Discoveries Corp. (GoldSpot) in 2019. All claims acquired after the NFG-GoldSpot agreement execution date and contiguous to the NFG-GoldSpot agreement original claims are subject to a 1% NSR royalty to GoldSpot less royalties at the time of acquisition. A summary of the royalty structure at the Queensway Property is presented in Table 4.1. Currently, the NSR royalties range from 0.4% to 2.5% for the 77 licences subject to a NSR royalty.

Many of NFG’s option and financing agreements have included a buy-back provision that allows the company to reduce the NSR royalty by making a lump-sum payment to the holder of the royalty. NFG has already exercised the buyback option on some of its agreements (e.g., 0.6% NSR related to Linear and JBP Linear Properties Option). Table 4.1 illustrates the current NSR royalty and the amount that could still be bought back. Were NFG to exercise all its buy-back rights, the NSR royalties would range from 0.4% to 1.5% for the 77 licences subject to a NSR royalty.

18 April 2024	30

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

4.7	Permits

NFG is responsible for obtaining all permits in accordance with the laws of Newfoundland and Labrador, and it’s Acts & Regulations, to conduct exploration activities at the Queensway Property. Exploration activities require approval from the Mineral Lands Division of the province’s Department of Industry, Energy, and Technology. These specify the activities that are allowed in the area; they are typically valid for one to two years and can be renewed or amended if required.

The different permits and licence requirements in the province of Newfoundland and Labrador can include:

1.	Exploration Approvals: An Exploration Approval Permit enables an exploration company to conduct prospecting, rock and soil geochemistry, line cutting, trenching, bulk sampling, airborne and/or ground geophysical surveys, fuel storage, ATV usage, diamond drilling, etc.

2.	Water Use Licence: Activities that require water to be drawn from surface waterways or from aquifers require a Water Use Licence. These are typically valid for five years and can be renewed. These permits are no longer needed for drilling and trenching activities but is still required for a camp.

3.	Licence to Occupy: Required if a camp location was to be used for a period longer than that which was allowed as part of the Exploration Approval Permit (Fly Camp). This permit is obtained from the Provincial Department of Crown lands. These are typically valid for five years and can be renewed.

4.	Section 39 Permit: Operating permit for exploration activities within a Protected Public Water Supply Area (PPWSA), restoration requirements and constraints on field activities are stipulated in a “Section 39 Permit” that is typically valid for one year and can be renewed.

5.	Section 48 Permit: Required for exploration activities, including stream crossings and/or fording, or any work in and around any body of water or wetland, the Water Resources Management Division must be contacted to obtain a Section 48 Permit to Alter a Water Body under the Water Resources Act, 2002.

6.	Forestry Operating Permits: An operating permit for each district if operations are to take place on forest land during the forest fire season (May-September).

7.	Development Permits: Any activity that meets the definition of development under the Urban and Rural Planning Act, 2000, within a municipal planning area/boundary will require application and permit from the Municipality. Other Development permits are required for working near Protected Roads and/or the Gander River Management area.
18 April 2024	31

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 4.4 summarizes the permits, licences and approvals that have currently been granted to NFG:

•	Exploration Approvals (prefixed with E).

•	Water Use Licences for camp water (prefixed with WUL).

•	Section 39 Permits to operate in a PPWSA (prefixed with PRO).

•	Section 49 Permits to Alter a Water Body (prefixed with ALT).

•	Environmental Assessments (EA) for larger exploration programs requiring public referral along with internal departmental referral.

•	Section 105 Operating Permits for Forestry Districts 4, 5, 6, and 8.

•	Other environmental and development permits as requested or suggested by above permits.

4.8	Environmental Assessment and Significant Factors

Mineral licences 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M, all of which lie in the south of Queensway South, are restricted from exploration activities from mid-May to early-July as this area is a spring habitat for Newfoundland caribou.

Mineral licence 035198M in Queensway North encloses two known archaeological sites and covers a portion of the Gander River which has high archaeological potential. As such, the Provincial Archaeology Office recommends a 100 m buffer along the Gander River, and 50 m buffers around the two known sites. The two known archaeological sites in UTM Zone 21N NAD83 are:

1.	662938 m Easting, 5435800 m Northing, and

2.	670038 m Easting, 5439265 m Northing.

The Company has completed a desktop Historic Resources Overview Assessment (HROA) of the Queensway North area to determine the potential for heritage and cultural resources in the area.  As a result of this desktop HROA, a field assessment called a Historic Resources Impact Assessment (HRIA) was conducted in 2023. The HRIA determined that the areas evaluated have low potential for archaeological resources and no further investigation or mitigation measure were recommended.  The Provincial Archaeology Office of Newfoundland and Labrador reviewed and agreed with the finding of the HRIA.

18 April 2024	32

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 4.4 Environmental permits, licences, and approvals.

The Company has contracted ongoing environmental baseline studies since 2020 that include groundwater, surface water and sediment sampling, as well as terrestrial and aquatic assessments (New Found Gold Corp., 2023a).  The company carried out more in-depth field studies in 2023 to better understand the environmental conditions of the Queensway area. A geotechnical and hydrogeological study and baseline air quality monitoring were initiated in 2023. The Company also conducted a field survey of muskrat and noise and light levels.

The QP is not aware of any other restrictions to NFG’s exploration activities, which can generally be conducted year-round once the necessary approvals have been received from the Mineral Lands Division, and/or from the relevant municipal governments and individual property owners.

18 April 2024	33

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

To conclude and to the best of the QPs knowledge, there are no environmental liabilities, significant factors or risks that may affect access, or the right or ability of NFG to perform exploration work on the Queensway Property.

With respect to obtaining additional permits, the QP has no reason to assume that the Company would not be granted additional exploration approvals and other permits to advance the Queensway Gold Project. With respect to title, mineral licences: 035047M and 035197M, 035048M and 035198M, and 035050M are owned by Aidan O’Neil, Suraj Amarnani, and Josh Vann respectively (VOA Option). Hence, NFG mineral rights ownership of these licence areas and the mineral occurrences that may occur within them are subject to successful completion of conditions of the single VOA Option agreement in place (see Section 4.5).

18 April 2024	34

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Accessibility

The Queensway Property can be accessed by plane to the Gander International Airport and by vehicle from the Town of Gander via the Trans-Canada Highway (TCH, Route 1) which passes through the Queensway North claims and the Twin Ponds claims area (the Property is first accessed approximately 15 km west of the Town of Gander, Figure 5.1).

The Trans-Canada Highway (TCH, Route 1) provides road access across all of Newfoundland with an east-west distance of 928 km. The Trans-Canada Highway passes through 8 licences in the Queensway North block and 1 licence in the Twin Ponds block.

The Property can also be accessed by the Northwest Gander River Road, which runs on the west portion of the Queensway South claims area from Gander Lake and crosses the river into the Queensway South claims. About halfway, at the steel bridge, approximately 15 km south of Gander Lake additional access roads lead into the south Gander Lake area. Within the claims areas, most of the project is accessible via gravel forest access roads, including the Appleton Fault Zone (AFZ) road, the Joe Batt’s Pond Fault Zone (JBPFZ) road to H Pond, and Joe Batt’s Pond Road. Many quad/harvester trails and winter roads provide excellent access for heavy equipment when required.

The areas in the far south of the Queensway South area are best reached by 4x4 trucks and All Terrain Vehicles (ATV) along forest roads that begin at the Bay d’Espoir Highway (Route 360), which spurs off the Trans-Canada Highway at Town of Bishop’s Falls, NL (Figure 5.1).

In addition to road and ATV access, the mineral licences along the shores of Gander Lake can easily be accessed by boat. The Property can also be accessed by helicopter from the Newfoundland Helicopters base in the towns of Appleton and via Gander International Airport and from small craft float planes based near the international airport in Gander.

The nearest seaports are north of the Trans-Canada Highway at the towns of Lewisporte and Botwood, NL, which are approximately 40 and 70 km, respectively, by road from the Town of Glenwood, NL (Figure 5.1). Both port locations have excellent harbour facilities and capabilities.

5.2	Site Topography, Elevation and Vegetation

The Queensway Property area is dominated by broad, northeast-trending ridges separated by valleys with linear bogs, brooks, and larger ponds (Figure 5.2). Gander Lake and the Gander River are the most important water bodies in the project area.

18 April 2024	35

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 5.1 Access to the Queensway Property.

600000
640000
680000
5440000
5400000
5360000
Lewisporte
Botwood
Bishops Falls
Grand Falls-Windsor
Glenwood
Gander
1
360
N
Legend
City/Town
Trans Canada Highway
Secondary Highway
Forest Access
Transmission Lines
Watercourse
Property Boundary
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Property Access
1:800,000
UTM N83 Zone 21
May 2024
0
25
km
APEX GEOSCIENCE

18 April 2024	36

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 5.2 Shaded relief image for the Queensway Project area, with outline of the Queensway mineral licences and bodies of water.

600000
640000
680000
5440000
5400000
5360000
N
Lewisporte
Bay of Exploits
Botwood
Bishops Falls
Grand Falls-Windsor
Glenwood
Gander
Gander Lake
Bellman's Pond
Gander River
Hunt's Pond
Northwest Gander River
Southwest Gander River
Caribou Lake
Legend
Property Boundary
Trans Canada Highway
Secondary Highway
Forest Access
Waterbodies
Watercourse
City/Town
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Shaded Topographic Relief of the Queensway Project Area
1:750,000
UTM N83 Zone 21
May 2024
0
25
km
APEX GEOSCIENCE

18 April 2024	37

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Within the property, the ground elevation rises to approximately 320 m above sea level at a ridge east of Caribou Lake in the southeast and drops to a low of 15 m above sea level in the north portion of the property, where the Gander River flows toward the North Atlantic coast. Boreal forest covers much of the project area and includes areas that have been logged and re-planted with white and black spruce seedlings.

5.3	Climate

The climate is blended maritime-humid continental - pleasant in the summer, cool and wet in the spring and autumn, and snowy, often windy, in the winter. Summer temperatures are typically in the 20° C to 25° C range, but highs can peak above 30° C (Figure 5.3). Winter temperatures typically range from −15° C to +5° C. Precipitation is usually in the form of snow from December to April; rainfall is typical the rest of the year, usually as showers to heavy rain, frequently occurring with strong winds.

Weather is dominated by ocean currents, prevailing westerlies, and storms coming from the west over the Maritime provinces and Québec, or from the south along the US Eastern Seaboard. The typical spring/summer exploration season is from May to late November. Winter conditions start early in November and sometimes extend into May.

The Gander area climate is conducive to exploration companies having the capability to conduct year-round exploration work. Geological mapping, prospecting and surface rock sampling programs are typically limited to the summer and summer shoulder months (i.e., spring, or March to May, and fall or September and October) when snow still melts and/or precipitation occurs largely as rainfall. Geophysical surveys and drilling can easily be competed year-round including through the winter months after the snow/ice has either melted or formed ice layers that are thick enough to support equipment. Producing mines in NL operate year-round. With respect to seaports in the general Queensway Property area, the sea ice is typically open year-round; however, sea ice has disrupted winter shipping in some years.

5.4	Local Resources and Infrastructure

The proximity to Gander, NL provides the Queensway Project with the benefits of a local community with an approximate population of nearly 12,000 persons (2021 Census of Population), which includes accommodation, restaurants, hardware, garages, office space, etc. within a short drive from the property and fieldwork. This is made possible by its proximity to the town of Gander, 12 km to the east of the Queensway North claims along the Trans-Canada Highway (Figure 4.2). Gander has many amenities that one would expect to find in a major city: an international airport and most of the equipment and supplies required for exploration. The people of Gander are also a source for much of the labour required for NFG’s exploration programs.

18 April 2024	38

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 5.3 Climate data for Gander International Airport. Source: Environment Canada.

The small Town of Appleton lies just within the Queensway North claims area; the neighbouring Town of Glenwood lies across the Gander River, just to the west of the project’s claims (Figure 4.2). With a combined population of approximately 1,400 individuals many of whom work in the resource sectors, these towns are also a source for workers and support staff. A helicopter base and an environmental remediation company are in Appleton.

In the Appleton Industrial Park, NFG has purchased eight lots that host a fenced-in core yard, an office trailer, a shipping container, and a trailer-style camp for drill crews.

Skilled and semi-skilled workers can also be found in Grand Falls−Windsor, a town with a slightly larger population (close to 14,000 persons) in comparison to Gander and is approximately 76 km west of the Queensway North claims along the TransCanada Highway (Figure 5.1).

5.4.1	Power Supply

Electricity is available from the Newfoundland provincial grid, which has three electricity transmission corridors that cross the Queensway Project lands:

•	A 350 kV high voltage direct current line, which passes through the approximate centre of the Queensway South licences. This is the line that brings electricity from the hydroelectric dams at Churchill Falls and Muskrat Falls in Labrador across the island of Newfoundland to St. John’s.
18 April 2024	39

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	Two 138 kV high voltage alternating current transmission lines to the north of the Trans-Canada Highway on the Queensway North licences. These supply electricity to the towns of Glenwood, Appleton, and Gander from the hydroelectric dams at Grand Falls, Bishop’s Falls and Norris Arm.

•	A 69 kV high voltage alternating current transmission line that runs across Queensway North along the Trans-Canada Highway. These also supply electricity to the towns of Glenwood, Appleton, and Gander from hydroelectric dams in north-central Newfoundland.

5.4.2	Water Supply

Other than the Water Use Licences described in Section 4.7, there is currently no developed water supply or water right attached to the Queensway Project. However, when the need arises, NFG can apply for permission to draw water from the several bodies of water within, or adjacent to, the Company’s mineral claims (Figure 5.2).

The towns of Appleton, within the Queensway North claims area, and Glenwood, just to the west, have municipal water and sewer systems.

18 April 2024	40

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

6	History

6.1	Introduction

The objective of this section is to discuss historical mineral occurrences and historical exploration work that was conducted on the Queensway Property by mineral exploration companies other than NFG. In instances when the discussion relates to areas, or mineral licences/claims, that occur outside of the current Queensway Property Mineral licences, the reader should know that the QP has been unable to verify information pertaining to the geology and mineralization on these areas, and therefore, the information is not necessarily indicative to geology and the mineralization at the Queensway Gold Property that is the subject of this technical report. This disclaimer is applicable to sub-sections 6.1 and 6.2 where the QP has included ‘within-property’, or ‘off-property’, notices to alert the reader as to the general location that the historical work was completed.

Small-scale mining efforts began in the late 1700s in Newfoundland with the first mining developments in the mid-1800s on the northeast and east coasts of the Island. A major iron ore mining operation began in the late 1800s, on Bell Island in Conception Bay near St. John’s. When it closed in 1969, Bell Island was the longest continually operating mine in Canada and had, for decades, served as one of the world’s major suppliers of iron ore. Large copper deposits with high traces of gold were discovered at Tilt Cove in 1857, and between 1864 and1917, on the Baie Verte peninsula northwest of Botwood and Lewisporte (Figures 2.1 and 6.1). The Tilt Cove mine represented one of the world's largest producers of copper.

The historical major mine developments at the Tilt Cove and Bell Island mines - and their associated infrastructure and access - prompted additional exploration work in northeast Newfoundland. In the areas north and south of Gander Lake, and proximal to the Queensway Property, the historical focus was largely on base metal deposit types that might be associated with the rocks of the Gander River Ultramafic Complex. Individual prospectors were historically able to locate gold in surface samples in northeast Newfoundland, but it was not until the early 1980s that government mapping identified a gold prospect at the Jonathan’s Pond prospect, which is located about 10 km north of the Town of Gander, NL, 3.8 km southeast of NFG’s Little Rocky Brook and 4.3 km northeast of the Queensway North blocks (Blackwood, 1982; Figure 6.1).

Since the discovery of the gold prospect at Jonathan’s Pond in the early 1980s, numerous historical mineral prospects, including gold, base metals, and sulphide (pyrite and arsenic) have been discovered in the general Queensway Property area (Figure 6.1). Specific within-property gold prospects in the Queensway South and Queensway North blocks include:

•	QWS historical gold prospects: Aztec, Goose, Greenwood Pond #1 to Greenwood Pond #7, A-Zone Extension, LBNL, Hornet, Road Gabbro, and North Pauls Pond (14 gold prospects).
18 April 2024	41

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	QWN historical gold prospects: Cokes, Hornet, Zone 36, Trench 36, Little, Bowater, Lotto, Lake Side No 1, Grouse, Letha, Pocket Pond, Grid 69 Gold, Power Line, Baseline Showing, Keats, Road Showing, Lachlan, The Knob, Bullet, Dome, and H Pond (20 historical gold prospects).

The historical exploration generally occurred along and adjacent to the two linear mineralized trends that are orientated in an SSW - NNE direction: the Appleton Fault Zone (AFZ) and the Joe Batt’s Pond Fault Zone (JBPFZ). As shown in Figure 6.1, the fault zones run approximately parallel to one another, about 5 km apart.

6.2	Historical Exploration by Companies Other Than New Found Gold Corp.

Srivastava (2022) compiled a detailed list of all historical exploration work that took place in the vicinity of the Queensway Property by companies other than NFG. The exploration work was from annual assessment reports that are filed with, and maintained by, the Government of Newfoundland and Labrador.

In this technical report, the QP includes a select summary of those historical exploration work programs that include gold-specific historical gold assays and/or gold-related information (Table 6.1). The compilation includes exploration locations that don’t match with the historical mineral prospects presented in Section 6.1.

In addition, the compilation includes historical exploration work that occurs 1) within-property, 2) off-property, and/or 3) may include work that occurred on licences that overlap with the current NFG land position. Hence, and to further assist the reader on deciphering within-property and off-property exploration results, the QP presents the general spatial location of the exploration work programs in Figure 6.2.

Several historical assessment reports filed with the provincial government have historically referred to the Queensway Property area as:

•	The Linear Property, a reference to the long linear trend formed by many showings and prospects along both the Appleton and Joe Batt’s Pond fault zones.

•	The Gander Gold Property, a reference to Gander Lake and Gander River (including its extensions, NW Gander River and SW Gander River, on the south side of Gander Lake) along which much of the early exploration work was done.

Following the many ownership changes summarized in Table 6.1, and starting in 2016, Palisade Resources Corp (later renamed to New Found Gold Corp.) began to consolidate the large land package that now forms the Queensway Project, through map-staking unclaimed land and negotiating option agreements with others who held mineral licences. New Found Gold Corp disclosed the assembled land package when the Company announced its Initial Public Offering on the TSX Venture Exchange in 2020.

18 April 2024	42

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 6.1 Mineral prospects in the Queensway Property area. The inset figures illustrate historical prospects (non-bold font) and NFG-discovered prospects (bold font).

610000
660000
5460000
5410000
5360000
Lewisporte
Botwood
Bishops Falls
Glenwood
Gander
N
Zone 36
K2
Monte Carlo
Trench 26
Golden Joint
Powerline
Hornet
Little
Keats West
Big Dave
Honeypot
Jackpot
Lotto North
Lotto
Dome
1744
Quartz Pond
Glass
H Pond
Joe Batts Pond
Pocket Pond
Road
Iceberg Alley
Iceberg East
Iceberg
Lachlan
Logan
Bullet
Quarry
The Knob
Keats
Keats South
TCW
TCH
0
2
km
Astronaut/Nova
Till Raft
Paw
Road Gabbro
Nebula
LBNL
A-Zone Extension
Greenwood Pond #5
Goose
Aztec
Greenwood Pond #7
Hornet
Greenwood Pond #4
Greenwood Pond #1
Greenwood Pond #6
Camp Zone
Greenwood Pond #2
MT
Bernard's Pond
Legend
Historic Showings
NFG-Discovered Showings
Property Boundary
Waterbodies
Road
City/Town
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Historic Au Showings
1:700,000
UTM N83 Zone 21
May 2024
0
20
km
APEX GEOSCIENCE

18 April 2024	43

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 6.2 Location of historical exploration programs conducted by companies other than NFG. The location names accompany the names used by various companies and prospectors listed in Table 6.1. Within Property exploration work is highlighted in red text.

600000
620000
640000
660000
680000
5440000
5420000
5400000
5380000
5360000
Lewisporte
Bay of Exploits
Botwood
Big Pond
Blue Peter
Twin Ponds
Island Pond
Fourth Pond
798 Boulder
Shirley Lake
H Pond
Jonathan's Pond
Bishops Falls
Pocket Pond
Joe Batt's Pond
Mt. Peyton
Glenwood
Gander
Grand Falls-Windsor
The Outflow
Little Harbour
Lachlan
Hunt's Cove
Gander Lake
NW Gander River
SW Gander River
APPLETON FAULT ZONE (AFZ)
Hunt's Pond
Dead Wolf Brook
Beaver Brook
Antimony Mine
Paul's Pond
Goose Pond
Rolling Pond
Greenwood Pond
Caribou Lake
Aztec
A-Zone
Greal Bend
Lizard Pond
Swiss Lake
Bear Pond
Eastern Pond
JOE BATT'S POND FAULT ZONE (JBPFZ)
N
Legend
Property Boundary
Waterbodies
Watercourse
City/Town
Road
Fault Zone
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Locations of Interest
at the Queensway Project
1:700,000
UTM N83 Zone 21
February 2024
0
20
km
APEX GEOSCIENCE

18 April 2024	44

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 6.1 Summary of select historical exploration work conducted by companies other than NFG. The compilation is limited to work that includes notable gold assays and results. Within Property work is highlighted in red text on the accompanying Figure 6.2.

Years	Companies	Optionor / Prospector	Location	Prospecting	Mapping	Rock sampling	Geophysics	Trench	Drilling	Notable gold assays and gold results (ppm Au)
1955-1956	Newfoundland and Labrador Corporation		Caribou Lake		x		x		x	First documented exploration work
1980-1982	Westfield Minerals		Jonathan's Pond	x		x		x		Blackwood discovery follow-up; 2.12-3.55 ppm (trenches)
1987-1988	Noranda		Gander Lake Outflow Appleton			x	x	x	x	5-28 ppm (outcrop samples); 1.5-2 ppm (trench samples); 1.1-4.5 ppm (drillholes)
1988-1990	Noranda Exploration		Twin Ponds Big Pond Blue Peter			x	x	x	x	2.45 ppm (pan concentrate); 441 ppm (thin vein in trench)
1990-1991	Manor Resources		Twin Ponds	x		x	x		x	2 ppm (soil sample)
1992-1994	Gander River Minerals Noranda Exploration		AFZ				x	x	x	2.3 m @ 14.8 ppm (drillhole)
1995-2004		L.L. Chan	Paul's Pond Greenwood Pond	x		x				7.68 ppm (till)
1997-1998		P. Crocker D. Barbour R. Churchill	AFZ	x		x				153.4 ppm (grab sample)
1997-2001	Altius Minerals Cornerstone Resources	Forex Resources	Aztec Trend Greenwood Pond Paul's Pond	x		x	x			2.1 ppm (grab sample)
1998-2016	Krinor Resources	A. & K. Keats P. Dimmell	AFZ	x						Discovery of Dome prospect
1999-2000	United Carina		AFZ 7984M	x		x		x	x	Several drillhole intervals with gold grades above 10 ppm.
1999-2001	Cornerstone Resources		Paul's Pond	x		x	x			0.8 – 2.1 ppm (grab samples)
2000-2002		C. Reid	AFZ to JBPFZ 7179M	x						VG noted near Gander Lake
2000-2009		L. & E. Quinlan	AFZ Joe Batt's Pond JBPFZ	x		x				Discovered Lachlan prospect; 61 ppm (grab sample)
2002	Grayd Resources	Fortis GeoServices	Greenwood Pond	x	x	x	x	x		10.9 ppm (grab sample)
2002-2005	Candente Resources		Greenwood Pond Paul's Pond Goose Pond	x			x		x	>1,000 ppm (quartz boulders); 1.0 m @ 6.1 ppm (drillhole); 0.8 m @ 15.7 ppm (drillhole)
2002-2005	Crosshair Exploration and Mining		Big Pond Dan's Pond Island Pond	x	x	x		x	x	40 – 50 ppm (trench samples)
2003	Candente Resources		AFZ		x			x	x	0.4 m @ 7.2 ppm (drillhole); 2 m @ 3.2 ppm (drillhole)
2003-2006	Paragon Minerals Rubicon Minerals	KriASK Syndicate	JBPFZ H-Pond Pocket Pond	x		x	x	x	x	1x0.5 m boulder with 798 ppm Au gives the 798 Zone its name; 22.6 ppm (trench sample); 4
2004-2005	Spruce Ridge Resources		Gander Lake Little Harbour	x		x		x		1.2 ppm (trench sample)
2004-2005	Crosshair Exploration and Mining		Paul's Pond	x		x	x	x	x	10 – 15 ppm (trench samples); 0.35 m @ 7.1 ppm (drillhole); 0.5 m @ 4.3 ppm (drillhole)
2005-2014		R. & E. Quinlan Quinlan Prospecting	AFZ to JBPFZ 12652M	x		x				18.7 ppm (grab sample); 20+ surface samples >1 ppm
2007-2008	Paragon Minerals Rubicon Minerals		AFZ						x	Last drilling on AFZ pre-NFG; 0.9 m @ 2.5 ppm (drillhole); 3.6 m @ 3.2 ppm (drillhole); 1.2 m @ 5.8 ppm (drillhole)
2007-2010		J. Sceviour	Paul's Pond	x		x				Surface float samples above 0.2 ppm
2011-2012	Soldi Ventures		AFZ						x	5.4m @ 9.8 ppm (drillhole); 7.1m @ 12.4 ppm (drillhole)
2011-2012	Metals Creek Resources		Gander Lake	x		x		x		59.4 ppm (grab sample); 26.8m @ 0.3 ppm (trench)

18 April 2024	45

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

A summary of the historical prospecting, geological mapping, surface rock sampling, geophysical surveys, trenching, and drilling is presented in the text that follows.

6.2.1	Prospecting, Geological Mapping, and Geochemical Surveying

The earliest prospecting in the area, from the 1950s through to the 1970s, was focused predominantly on identifying base metal prospects including 1) talc, copper, zinc, tungsten, arsenopyrite, and asbestos showings were discovered along Dead Wolf Creek, and around Caribou Lake and Hunt’s Pond, 2) chromite, magnesite, and asbestos were discovered in the Gander River Ultramafic Complex north of Gander Lake, and 3) a Pyrite-Chalcopyrite-Sphalerite showing was identified north of Jonathan’s Pond near the Town of Gander.

In 1980, Frank Blackwood of the Newfoundland Geological Survey identified a gold-arsenopyrite showing near Jonathan’s Pond (Blackwood, 1982). This discovery launched decades of prospecting activity for gold that continues to this day. The association of arsenopyrite with gold yielded a promising prospecting tool, and subsequently, the identification of arsenopyrite in outcrop and float boulders along the Appleton and Joe Batt’s Pond fault zones led to new gold prospect discoveries and created target areas for further investigations with trenches and drillholes.

Historical geological mapping identified potential target areas through 1) identification of ice flow directions in relation to mineralized float boulder discoveries, 2) surface traces and 3D orientations of faults and veins that often host strong gold mineralization, and 3) to establish the relative timing of different geological events, leading to a better understanding of where gold prospects might be located.

Elevated gold in the till, soil, stream sediment sample medias, and float, outcrop, and trench channel rock samples can be indicative of gold at depth in proximal, and distal, locations depending on the depth to, and the natural weathering of, the underlying bedrock.

In addition, follow-up exploration work such as the work completed by the Paragon-Rubicon joint venture along the Appleton Fault Zone in 2007-2008 included relogging of historical drill core that had been drilled by previous companies in the area that they had optioned. This created a consistent data base of descriptive logging information that assisted the targeting of new drillholes by improving the joint venture’s ability to interpret geological information and gold assays between drillholes from different companies.

With respect to geochemical survey analytical results, a summary of historical till gold assay analytical results is presented in Figure 6.3 and includes a total of 1,066 till assays within the boundaries of the Queensway Property.

18 April 2024	46

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Anomalous within-property till gold assays by NFG Queensway block area include:

•	Queensway South block: 736 till samples yield between 0.0002 and 42.0300 ppm Au with approximately 21 anomalous samples - as defined by samples with >0.5 ppm Au documented in the vicinity of the LBNL, Greenwood Pond #2, and Dead Wolf Brook Junction No 1 mineral prospects.

•	Queensway North block: 202 till samples yield between 0.0005 and 23.0000 ppm Au with approximately 20 anomalous samples - as defined by samples with >0.5 ppm Au documented in the vicinity of the Glass and Grid 69 Gold mineral prospects.

•	South Pond block: 109 till samples yield between 0.0025 and 8.1530 ppm Au with approximately 10 anomalous samples - as defined by samples with >0.5 ppm Au documented in the vicinity of the Blue Peter area.

•	Twin Ponds block: 3 till samples yield between 0.0050 and 7.7960 ppm Au with 1 anomalous sample - as defined by samples with >0.5 ppm Au documented in the vicinity of the Twin Ponds area.

•	Bellman’s Pond block: 2 till samples yield between 0.0180 and 0.1120 ppm Au with no anomalous sample - as defined by samples with >0.5 ppm Au.

A summary of historical soil gold assay analytical results is presented in Figure 6.4 and includes a total of 13,409 soil assays within the boundaries of the Queensway Property. Anomalous within-property soil gold assays by NFG Queensway block area include:

•	Queensway South block: 1,902 soil samples yield between 0.00005 and 2.19 ppm Au with 3 anomalous samples - as defined by samples with >0.5 ppm Au documented in the vicinity of the North Pauls Pond and Greenwood Pond #1 mineral prospects.

•	Queensway North block: 10,354 soil samples yield between 0.0005 and 3.84 ppm Au with approximately 11 anomalous samples - as defined by samples with >0.5 ppm Au documented in the vicinity of the Glass, Little, Letha, and Lachlan mineral prospects.

•	Twin Ponds block: 1,028 soil samples yield between 0.00025 and 0.1 ppm Au with no anomalous samples - as defined by samples with >0.5 ppm Au.

•	South Pond block: 123 soil samples yield between 0.005 and 0.161 ppm Au with no anomalous samples - as defined by samples with >0.5 ppm Au.
18 April 2024	47

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 6.3 Historical till gold assay analytical results. Block abbreviations: QWS - Queensway South; QWN - Queensway North; TP - Twins Pond; TMDL - Ten Mile-Duder Lake; LRB - Little Rocky Brook; SP - South Pond; BP - Bellman’s Pond.

600000
640000
680000
5440000
5400000
5360000
Lewisporte
Botwood
Bishops Falls
Grand Falls-Windsor
Glenwood
Gander
TMDL
BP
LRB
SP
TP
Glass
QWN
Letha
Lachlan
North Paul's Pond
Greenwood Pond #1
QWS
N
Bedrock Geology
Silurian and Devonian
Gabbro and diorite intrusions
Granitoid intrusions (Pre- to syntectonic)
Shallow marine to non-marine siliclastic sedimentary rocks
Cambrian and Ordovician
Quartzite, psammite, semipelite and pelite
Marine siliclastic sedimentary rocks
Cambrian and Middle Ordovician
Submarine volcanic rocks
Fault Zone
Legend
Historical Till Au Assay (ppm)
< 0.00250
0.00251 - 0.050
0.0501 - 0.500
0.501 - 1.00
> 1.00
Mineral Prospect
Property Boundary
Waterbodies
Major Highway
City/Town
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Historical Till Au Assay Results
1:750,000
UTM N83 Zone 21
May 2024
0
25
km
APEX GEOSCIENCE

18 April 2024	48

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 6.4 Historical soil gold assay analytical results. Block abbreviations: QWS - Queensway South; QWN - Queensway North; TP - Twins Pond; TMDL - Ten Mile-Duder Lake; LRB - Little Rocky Brook; SP - South Pond; BP - Bellman’s Pond. Bedrock geology legend is in Figure 6.3.

600000
640000
680000
5440000
5400000
Bedrock Geology
Silurian and Devonian
Gabbro and diorite intrusions
Granitoid intrusions (Pre- to syntectonic)
Shallow marine to non-marine siliclastic sedimentary rocks
Cambrian and Ordovician
Quartzite, psammite, semipelite and pelite
Marine siliclastic sedimentary rocks
Cambrian and Middle Ordovician
Submarine volcanic rocks
Fault Zone
N
Lewisporte
Botwood
Bishops Falls
Grand Falls-Windsor
Glenwood
Gander
TMDL
BP
LRB
TP
SP
QWN
Little
Glass
Letha
Lachlan
North Paul's Pond
Greenwood Pond #1
QWS
0
4
km
Legend
Historical Soil Au Assays (ppm)
< 0.002500
0.00251 - 0.100
0.101 - 0.500
0.501 - 1.00
> 1.00
Mineral Prospect
Property Boundary
Waterbodies
Major Highway
City/Town
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Historical Soil Au Assay Results
1:750,000
UTM N83 Zone 21
May 2024
0
25
km
APEX GEOSCIENCE

18 April 2024	49

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

A summary of historical stream and lake sediment gold assay analytical results is presented in Figure 6.5 and includes a total of 554 stream and 73 lake assays within the boundaries of the Queensway Property. Anomalous within-property stream and lake gold assays by NFG Queensway block area include:

•	Queensway South block: 518 stream and 16 lake samples yield between 0.00025 and 1.897 ppm Au with approximately 13 anomalous samples - as defined by samples with >0.05 ppm Au documented in the vicinity of the Greenwood Pond #1 and North Pauls Pond mineral prospects.

•	Queensway North block: 34 stream samples yield between 0.0017 and 1.02 ppm Au with approximately 3 anomalous samples - as defined by samples with >0.05 ppm Au documented in the vicinity of the Grid 69 Gold mineral prospects.

•	Ten Mile-Duder Lake block: 2 steam samples yield between 0.00025 and 0.0017 ppm Au.

•	South Pond block: 9 lake samples yield between 0.0011 and 0.0423 ppm Au.

•	Twin Ponds block: 48 lake samples yield between 0.0001 and 0.0056 ppm Au.

A summary of historical rock gold assay analytical results is presented in Figure 6.6 and includes a total of 3,304 rock assays within the boundaries of the Queensway Property. Anomalous within-property rock gold assays by NFG Queensway block area include:

•	Queensway South block: 1,071 rock samples yield between 0.00025 and 46.19 ppm Au with approximately 61 anomalous samples - as defined by samples with >1 ppm Au documented in the vicinity of the Greenwood Pond #7, LBNL, and Dead Wolf Brook Junction No 1 mineral prospects.

•	Queensway North block: 1,997 rock samples yield between 0.00025 and 798.87 ppm Au with approximately 293 anomalous samples - as defined by samples with >1 ppm Au documented in the vicinity of the Knob, Lachlan, Lake Side No 1, Glass, Pocket Pond, and Lotto Zone mineral prospects.

•	Twin Ponds block: 103 rock samples yield between 0.0025 and 2.171 ppm Au with approximately 8 anomalous samples - as defined by samples with >1 ppm Au.

•	Ten Mile-Duder Lake block: 70 rock samples yield between 0.00025 and 1.2063 ppm Au with 1 anomalous sample - as defined by samples with >1 ppm Au.

•	Little Rocky Brook block: 42 rock samples yield between 0.005 and 7.996 ppm Au with 1 anomalous sample - as defined by samples with >1 ppm Au.
18 April 2024	50

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	South Pond block: 18 samples yield between 0.0025 and 0.062 ppm Au with no anomalous sample - as defined by samples with >1 ppm Au.

•	Bellman’s Pond block: samples yield between 0.0025 and 0.191 ppm Au with no anomalous sample - as defined by samples with >1 ppm Au.

6.2.2	Geophysical Surveys

Historical airborne and ground geophysical surveys have been implemented to identify anomalous drill targets and to improve the understanding of regional structures like the Appleton and Joe Batt’s Pond fault zones, and smaller offshoot faults that might form pathways for the mobilization and accumulation of mineralized fluids.

6.2.2.1	Airborne Geophysics

Late 1970s assessment reports record airborne geophysical surveys that were used to explore for base metals associated with the Gander River Ultramafic Complex. Two airborne known gold exploration surveys were completed prior to the consolidation of the Queensway land package,

•	In 2003, Fugro conducted a magnetic survey and a separate electromagnetic survey on behalf of Rubicon Minerals over the northern end of the JBPFZ to the Twin Ponds area.

•	In 2012, Goldak, on behalf of Northern Skye Resources, flew a magnetic survey over both the AFZ and the JBPFZ.

Both surveys identified SSW-NNE to SW-NE linear structures consistent with the broad regional topographic fabric and the orientation of the major fault zones. With high sensitivity magnetometers, the Goldak survey was able to resolve short, narrow linear features that did not follow the dominant regional structural trend. These were interpreted as being either dikes, or as fault crosses; the ability to resolve these types of local structural details improved local geological mapping and assisted with the selection of drill targets.

6.2.2.2	Ground Geophysics

Historical ground-based geophysical surveys in the Queensway area include very-low frequency electro-magnetic (VLF-EM) surveys and Induced Polarization (IP) surveys. The surveys confirmed the overall structural trends and identified conductive units that are likely graphitic. The mineralized quartz veins, especially when altered by the mineral sericite, have low resistivity. The ability to image these veins with their 3D orientations improves drill targeting.

18 April 2024	51

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 6.5 Historical stream and lake sediment gold assay analytical results. Block abbreviations: QWS - Queensway South; QWN - Queensway North; TP - Twins Pond; TMDL - Ten Mile-Duder Lake; LRB - Little Rocky Brook; SP - South Pond; BP - Bellman’s Pond.

600000
640000
680000
5440000
5400000
5360000
N
Lewisporte
Botwood
Bishops Falls
Grand Falls-Windsor
Glenwood
Gander
TMDL
TP
SP
BP
LRB
QWN
QWS
Grid 65 Gold
North Paul's Pond
Greenwood Pond #1
Bedrock Geology
Silurian and Devonian
Gabbro and diorite intrusions
Granitoid intrusions (Pre- to syntectonic)
Shallow marine to non-marine siliciclastic sedimentary rocks
Cambrian and Ordovician
Quartzite, psammite, semipelite and pelite
Marine siliclastic sedimentary rocks
Cambrian and Middle Ordovician
Submarine volcanic rocks
Fault Zone
Legend
Historical Stream Sediment Au Assay (ppm)
< 0.002500
0.00251 - 0.00500
0.00501 - 0.0500
0.0501 - 0.500
> 0.500
Historical Lake Sediment Au Assay (ppm)
< 0.002500
0.00251 - 0.00500
0.00501 - 0.0500
0.0501 - 0.500
> 0.500
Property Boundary
Waterbodies
Major Highway
City/Town
Mineral Prospect
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Historical Stream and Lake Sediments Au Assay Results
1:750,000
UTM N83 Zone 21
May 2024
0
25
km
APEX GEOSCIENCE

18 April 2024	52

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 6.6 Historical rock gold assay analytical results. Block abbreviations: QWS - Queensway South; QWN - Queensway North; TP - Twins Pond; TMDL - Ten Mile-Duder Lake; LRB - Little Rocky Brook; SP - South Pond; BP - Bellman’s Pond. Bedrock geology legend is in Figure 6.3.

600000
640000
680000
Bedrock Geology
Silurian and Devonian
Gabbro and diorite intrusions
Granitoid intrusions (Pre- to syntectonic)
Shallow marine to non-marine siliclastic sedimentary rocks
Cambrian and Ordovician
Quartzite, psammite, semipelite and pelite
Marine siliclastic sedimentary rocks
Cambrian and Middle Ordovician
Submarine volcanic rocks
Fault Zone
N
TMDL
Lewisporte
BP
SP
Botwood
LRB
TP
5440000
QWN
Glass
Pocket Pond
Lotto Zone
Bishops Falls
Glenwood
Gander
Grand Falls-Windsor
The Knob
Lachlan
Lake Side No 1
Dead Wolf Brook Junction No 1
0
4
km
LBNL
5400000
Greenwood Pond #7
QWS
Legend
Historical Rock Samples Au Assay (ppm)
< 0.00250
0.00251 - 0.100
0.101 - 1.00
1.01 - 10.00
> 10.00
Property Boundary
Waterbodies
Mineral Prospect
City/Town
Major Highway
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Historical Rock Sample Au Assay Results
1:750,000
UTM N83 Zone 21
May 2024
0
25
km
APEX GEOSCIENCE

18 April 2024	53

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

In some instances, IP surveys helped to elucidate the presence or absence of a continuous zone of mineralization between closely spaced showings (like Aztec and the A-Zone in Queensway South), which improved the ability to interpret them as one continuous zone, with a drilling gap, or two separate zones. IP surveys have also been used to resolve local details in areas where satellite imagery shows complex structure that cannot be well resolved from the satellite images alone.

6.2.3	Trenching

In areas with prospective mineralized showings at surface, several companies have used heavy equipment to excavate trenches that allow them to test the mineralization to a greater depth, either taking channel samples along the walls of the trench or collecting material from the trench for a small bulk sample. The larger volume and deeper reach of a trench enhances the reliability of information that can be gathered from surface samples alone; they also improve the interpretations that can be made regarding source rocks for till anomalies and orientations of mineralized veins.

A summary of historical channel gold assay analytical results is presented in Figure 6.7 and includes a total of 1,198 channel assays within the boundaries of the Queensway Property. Anomalous within-property channel gold assays by NFG Queensway block area include:

•	Queensway South block: 328 channel samples that contain between 0.0025 and 4.06 ppm Au with approximately 23 anomalous samples - as defined by samples with >1 ppm Au documented in the vicinity of the Goose and Greenwood Pond #5 mineral prospects.

•	Queensway North block: 870 channel samples that contain between 0.0025 and 631.34 ppm Au with approximately 224 anomalous samples - as defined by samples with >1 ppm Au documented in the vicinity of the Knob, Cokes, Bowater, Dome, and Pocket Pond mineral prospects.

6.2.4	Drilling

Table 6.2 summarizes the historical drilling that was conducted by 14 companies that drilled within the Queensway Property prior to NFG. The historical drilling was conducted as diamond drillholes, with core sizes range from narrow diameter BQ core, with a core diameter of 36 mm, to wider HQ core, with a core diameter of 64 mm.

A summary of the historical within Property drilling is presented in Figure 6.8 and Table 6.2 and includes a total of 246 drillholes (totalling 29,593 m). Of these,

•	191 of the 246 drillholes (78%) are in the Queensway North block, including all drillholes from the 3 most historically active companies that drill-tested within the Queensway Property: Rubicon Minerals Corp, United Carina Resources, and Paragon Minerals Corp. The 191 historical drillholes are in the vicinity of the Grid 69 Gold, Dome, Bowater, Letha, Keats, H Pond, and Pocket Pond mineral prospects.
18 April 2024	54

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	55 of the 246 drillholes (22%) within the Queensway Property were drilled in the Queensway South block in the vicinity of Aztec, Goose, North Pauls Pond, and Dead Wolf Brook Junction No 1 mineral prospects.

Table 6.2 Summary of historical drilling at Queensway.

6.2.5	Conclusions and Quality of Historical Data

The historical exploration campaigns in the Queensway Property area provide ample indications of gold mineralization, with gold grades above 100 ppm in mineralized boulders, till samples, and drillhole intercepts. For example, within the boundaries of the Queensway Property,

•	Queensway South block: Contains anomalous till, soil, lake and stream and lake sediment, rock, and drill core samples in the Greenwood, Goose, LBNL, Dead Wolf Brook Junction No 1, and North Pauls Pond prospect areas.

•	Queensway North block: Contains anomalous till, soil, lake and stream and lake sediment, rock, and drill core samples in the Lotto Zone, Dome, Glass, Pocket Pond, Lachlan, Lake Side No 1, The Knob, Bowater, Little, Letha, and Grid 69 Gold prospect areas.

•	Other NFG Queensway Property blocks: Contain anomalous till, soil, lake and stream and lake sediment, rock, and drill core samples in the Blue Peter, Twin Ponds, and Gander River areas.
18 April 2024	55

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 6.7 Historical trench channel sample gold assay analytical results. Block abbreviations: QWS - Queensway South; QWN - Queensway North; TP - Twins Pond; TMDL - Ten Mile-Duder Lake; LRB - Little Rocky Brook; SP - South Pond; BP - Bellman’s Pond.

600000
640000
680000
5440000
5400000
5360000
0 4
km
Lewisporte
TMDL
BP
LRB
SP
TP
Dorre
QWN
Pocket Pond
Bishops Falls
Glenwood
Gander
Grand Falls-Windsor
Bowater
Cokes 2
The Knob
Goose
Greenwood Pond #5
QWS
N
Bedrock Geology
Silurian and Devonian
Gabbro and diorite intrusions
Granitoid intrusions (Pre- to syntectonic)
Shallow marine to non-marine siliclastic sedimentary rocks
Cambrian and Ordovician
Quartzite, psammite, semipelite and pelite
Marine siliclastic sedimentary rocks
Cambrian and Middle Ordovician
Submarine volcanic rocks
Fault Zone
Legend
Historical Channel Sample Au Assays (ppm)
< 0.00250
0.00251 - 1.00
1.01 - 5.00
5.01 - 10.00
> 10.00
Property Boundary
Waterbodies
Mineral Prospect
City/Town
Major Highway
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Historical Channel Sample Au Assay Results
1:750,000
UTM N83 Zone 21
May 2024
0 25
km
APEX GEOSCIENCE

18 April 2024	56

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 6.8 Historical drillhole gold assay analytical results. Block abbreviations: QWS - Queensway South; QWN - Queensway North; TP - Twins Pond; TMDL - Ten Mile-Duder Lake; LRB - Little Rocky Brook; SP - South Pond; BP - Bellman’s Pond.

600000
640000
680000
5440000
5400000
5360000
Lewisporte
Botwood
Bishops Falls
Grand Falls-Windsor
Glenwood
Gander
TMDL
BP
LRB
SP
TP
QWN
QWS
Grid 69 Gold
Dome
H Pond
Pocket Pond
Bowater
Letha
Keats
North Paul's Pond
Goose
Aztec
Dead Wolf Brook Junction No 1
N
Bedrock Geology
Silurian and Devonian
Gabbro and diorite intrusions
Granitoid intrusions (Pre- to syntectonic)
Shallow marine to non-marine siliclastic sedimentary rocks
Cambrian and Ordovician
Quartzite, psammite, semipelite and pelite
Marine siliclastic sedimentary rocks
Cambrian and Middle Ordovician
Submarine volcanic rocks
Fault Zone
Legend
Drillhole: Company
Bison Petroleum & Minerals Ltd
Candente Resources Corp
Crosshair Exploration & Mining
Falconbridge Ltd
Gander River Minerals
Hudsons Bay Oil & Gas Company Limited
Manor Resources Inc
NALCO
Noranda Exploration Company Ltd
Paragon Minerals Corp
Rubicon Minerals Corp
Soldi Ventures
United Carina Resources
VVC Exploration
Property Boundary
Waterbodies
Mineral Prospect
City/Town
Major Highway
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Historical Drillholes within the Queensway Property
1:700,000
UTM N83 Zone 21
May 2024
0
20
km
APEX GEOSCIENCE

18 April 2024	57

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

There are uncertainties on the locations of the historical drillholes, their downhole trajectories, and their gold assay values. Uncertainties on drillhole collars arise from several factors, including:

•	The changing precision of different surveying methodologies, from the theodolites that were used in the 1950s to handheld GPS equipment that became popular in the 1990s to modern high-precision differential GPS systems in use today.

•	Changing horizontal map coordinate systems, from latitude-and-longitude to the imperial system to the metric UTM system.

•	Changing vertical datums, from the North American datum of 1927 to the North American datum of 1983, to the Canadian Geodetic Vertical Datum of 2013.

In 2020, NFG conducted a program of verifying historical collar locations using modern drilling survey methods. Of 125 drillholes that were checked, 60 were not located in the field. Of the remaining 65, 43 had significant discrepancies between the modern survey and the collar locations reported in historical records.

Uncertainties also exist in surveys of down-hole trajectory which, historically, have usually had their azimuths recorded relative to magnetic north and then corrected to true north using the average magnetic declination for the Queensway area. Currently the magnetic declination in the Gander area is approximately 18°W; when NALCO drilled in the mid-1950s, it was approximately 30°W. Although down-hole surveying could be done well at any time in the past 70 years, some of the historical records indicate that certain projects assumed that the magnetic declination had not changed from older studies when, in fact, it drifts by about 1° every five years.

The uncertainties on assay information arise largely from the lack of information on the methods used for sample selection and preparation, on the analytical methods and on the quality assurance and quality control (QA-QC) procedures. Little information on this exists prior to 2000, when about one third of the historical holes were drilled. For the post-2000 drilling, most of the assays were done at Eastern Analytical Laboratory in Springdale, NL, using the fire assay method. Modern data base management procedures appear to have been in place; although records indicate that the QA-QC programs included standards, blanks, and duplicates, none of the data is available to allow a Qualified Person to form an opinion about the reliability of the assay data.

It is the opinion of the QP that data from historical drilling can be useful for assisting with the selection of future drill targets. The data from holes that were well located, and contain QA-QC information, may be useful in potential future resource estimations. Those drillholes that have not been validated should not be considered, until properly validated, in future exploration and resource estimation work.

18 April 2024	58

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

6.3	Historical Mineral Resource and Mineral Reserve Estimates at the Queensway Property

In 1994, Gander River Minerals optioned the Knob property, including the Knob prospect in the southwestern portion of Queensway North block, from Noranda Exploration. Subsequent drilling by Gander River Minerals enabled a historical mineral resource estimate that was included in a 1994 assessment report filed by Gander River Minerals (Geofile Report 002D_0296; Sheppard, 1994).

The historical mineral resource estimate is referenced here for the readers benefit only. The Sheppard (1994) mineral resource is not compliant with current CIM definition standards and best practice guidelines (2014, 2019). The QP has not been able to verify the historical resource estimate, and therefore the QP, and NFG, do not regard the historical estimate as a current mineral resource estimate.

18 April 2024	59

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

7	Geological Setting and Mineralization

7.1	Regional Geology

Newfoundland lies in the Appalachian orogen, which extends from Scandinavia in the north to Georgia, U.S., to the south (Figure 7.1 and Figure 7.2; van Staal and Barr, 2012). The Orogen provides a cross-section and record of the formation and destruction of the Pre-Cambrian to early Paleozoic Iapetus Ocean which took place over 5 orogenic events that included the:

1.	Taconic orogeny (500-455 Ma)
2.	Penobscot orogeny (485-478 Ma)
3.	Salinic orogeny (430-425 Ma)
4.	Acadian orogeny (420-390 Ma)
5.	Neoacadian orogeny (390-350 Ma; (Colman-Sadd et al, 1992; van Staal et al, 1998; Pollock et al, 2007; van Staal and Barr, 2012; Honsberger et al, 2022).

The Appalachian orogen (325-260 Ma) contains the vestiges of the Early Paleozoic Iapetus Ocean, which formerly separated the Laurentian and Gondwanan continents, and formed during collision events that created the super-continent, Pangaea. The tectonostratigraphic setting is divided into four litho-tectonic facies, from west to east - the Humber, Dunnage, Gander, and Avalon zones based on structural, faunal, geochronological, and stratigraphic relationships (Figure 7.3). The Queensway Property is in the Dunnage (mainly) and Gander zones, as described in the text that follows.

The Gander Zone is defined by distinct poly-deformed, middle Cambrian to Tremadocian quartz-rich metapsammites and metapelites of the Gander Group which represent the continental margin sediments of Ganderia (Figure 7.3; van Staal and Barr, 2012). Ganderia is interpreted to be a small ribbon continent that rifted from Gondwana during the middle Cambrian. Gander Zone rocks are mostly restricted to the Meelpaeg, Gander Lake and Mount Cormack subzones in the Newfoundland Appalachians (Williams et al, 1988). Parts of the Queensway property is underlain by Gander Lake and Mount Cormack Subzone rocks.

The Dunnage Zone consists of a collage of Cambro-Ordovician ophiolitic, intra-oceanic arc, back arc and associated marine sedimentary rocks of both Laurentian and Gondwanan affinity (Figure 7.3). The zone is sub-divided into the Notre Dame (Peri-Laurentian) and Exploits (Peri-Gondwanan) subzones based on differences in their geologic/structural evolution, fauna, and isotopic characteristics (van Staal and Barr, 2012). The Mekwe’jit Line (former Red Indian Line) is a major, late Ordovician suture which separates the Notre Dame Subzone in the west from the Exploits Subzone to the east (Williams, 1978). Most of the Queensway Property lies in the Exploits Subzone of the Newfoundland Appalachians.

18 April 2024	60

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.1 Regional distribution of the main lithotectonic elements of the Appalachian-Caledonian mountain belt in an Early Mesozoic restoration of the the North Atlantic region (van Staal and Barr, 2012).

Figure 7.2 Correlation of major suture zones across the Atlantic (from Pollock et al., 2007). Abbreviations of suture zones in the vicinity of the Queensway Property include: BBL - Baie Verte-Brompton Line; RIL - Mekwe’jit Line (formerly Red Indian Line); DBL - Dog Bay Line; GRUB - Gander River Ultramafic Belt; DHF - Dover-Hermitage Fault.

18 April 2024	61

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.3 Newfoundland’s Bedrock geology and major tectonic zones (from Williams, 2004).

360000
560000
760000
5760000
5560000
5360000
5160000
HUMBER ZONE
Québec
St.Anthony
BAIE VERTE LINE
DUNNAGE ZONE
MEKWE'JIT LINE
GANDER RIVER ULTRABASIC BELT
Green Point
Gros Morne
GANDER ZONE
Gander
DOVER FAULT
Corner Brook
Grand Falls
Newfoundland and Labrador
AVALON ZONE
CABOT FAULT
CAPE RAY FAULT
Potaux Basques
HERMITAGE BAY FAULT
St.John's
Fortune Head
Marystown
Mistaken Point
Nova Scotia
Legend
Property Boundary
City/Town
Faults
Intrusive Rocks
Granites 470-350 Ma
Granites >500 Ma
Successor Belts/Basins
Mainly subaerial sedimentary rocks
Shallow marine to subaerial sedimentary and volcanic rocks
Humber Zone
Transported slope/rise rocks
Shelf, passive margin
Rift rocks
Basement rocks
Dunnage Zone
Volcanic and sedimentary rocks
Oceanic crust/mantle
Gander Zone
Sandstones and metamorphic rocks
Avalon Zone
Mainly subaerial sedimentary rocks
Marine sedimentary rocks
Volcanic rocks
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Regional Bedrock Geology of Newfoundland
From Williams H. (2004)
1:4,500,000
UTM N83 Zone 21
May 2024
0
150
km
APEX GEOSCIENCE

18 April 2024	62

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Tectonic Development from Middle Cambrian to Early Carboniferous within the Queensway Property Exploits Subzone and its Ganderian Substrate is discussed in the text that follows.

Middle Cambrian to Late Ordovician

Arc, back arc and related sedimentary rocks of the Exploits and Gander subzones were built on Neoproterozoic to early Cambrian arc rocks like the Cripple Back Lake Intrusive Suite of Gondwana (Figure 7.4; Rogers et al, 2006). Initial middle-late Cambrian eastward subduction beneath Gondwana initiated Penobscot Arc magmatism (approximately 515Ma Tally Pond Group; Rogers et al, 2006). Continued subduction and steepening of the down-going slab resulted in back-arc extension via slab roll back (Figure 7.4; Van Staal and Barr, 2012). This caused northwestward migration of the Penobscot Arc and separation of the Ganderian microcontinent (Ganderia) from Gondwana opening the Rheic Ocean (509-501Ma; Van Staal and Barr, 2012). Continued extension and subsequent rifting of Ganderia formed the Penobscot back arc basin (500-490 Ma; Van Staal and Barr, 2012). A prism of continental margin sediments (Gander Group, O’Neil, 1987) was deposited on the passive margin of the Penobscot back arc basin coeval with arc magmatism (Van Staal and Barr, 2012). Subsequent shallowing of the east-dipping slab placed the arc and back arc under compression and obducted back arc oceanic crust (Gander River Ultramafic Belt, GRUB) onto the Ganderian margin during Penobscot orogenesis (486-478Ma - Colmann-Sadd et al, 1992). Penobscot Arc magmatism shut off during this time.

Continued eastward subduction renewed Victoria Arc magmatism (approximately 478-458 Ma) which was built on remnants of the Penobscot Orogen (Figure 7.4; Van Staal et al, 1996). Progressive slab steepening during eastward subduction-initiated rifting in the Victoria arc and formation of the Exploits back arc basin (Figure 7.5; approximately 473-455 Ma; Van Staal and Barr, 2012). Middle Ordovician, shallow to deep marine rocks (Davidsville Group) were deposited on the eastern passive side of the basin disconformably over rocks of the Penobscot Orogen (O’Neil and Blackwood, 1989; Colman Sadd et al, 1992). The Exploits back arc basin widened until the late Ordovician collision of the Victoria arc with composite Laurentia along the Mekwe’jit Line (approximately 455 Ma Taconic 3 Orogeny; Van Staal and Barr, 2012). The Exploits Subzone subsided and a large blanket of Sanbian-Katian (late Ordovician) black shale (Main Point Formation) was deposited across its entirety (Currie, 1995; O’Brien, 2003).

Late Ordovician to Middle Silurian

The collision and amalgamation of the Victoria Arc to composite Laurentia initiated westward subduction and closure of the Exploits Back Arc Basin (Figure 7.5; Pollock et al, 2007; Van Staal et al, 2014). Subduction sparked east-facing Salinic arc magmatism (approximately 446-435Ma; Whalen et al, 1996) and marine fore arc sedimentation (Katian-Llandovery Badger Group: O’Brien, 2003) in composite Laurentia (Van Staal et al, 2014).

18 April 2024	63

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.4 Middle Cambrian to early Ordovician tectonic development of the Exploits Subzone. Modified after van Staal et al. (2009).

Middle Cambrian
FORMATION OF GANDERIA & OPENING OF RHEIC OCEAN
GANDERIA
Penobscot arc
Rheic Ocean
GONDWANA
(Amazonia)
Late Cambrian to Early Ordovician
OPENING PENOBSCOT BACKARC
GANDERIA
Penobscot arc
Penobscot
backarc
Gander
margin
Seamount
Rheic Ocean
GONDWANA
(Amazonia)
Gander River
Ultramafic Complex
Early Ordovician
PENOBSCOT OROGENY (CLOSURE OF BACKARC)
GANDERIA
Extinct
Penobscot arc
Gander
margin
Rheic Ocean
GONDWANA
(Amazonia)
GRUB Line

18 April 2024	64

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.5 Early to middle Ordovician to early Silurian tectonic model for the Exploits Subzone. Modified after Van Staal (2017).

Early to Middle Ordovician
Future site of the Mekwe'jit Line (ML)
GANDERIA
Laurentian Realm
Victoria Arc
Tetagouche-Exploits backarc basin
Gander margin
Seamount
IAPETUS OCEAN
Davidsville Group
Middle-Late Ordovician
COMPOSITE LAURENTIA
GANDERIA
Tetagouche-Exploits Backarc Basin 600km>width>1000km
ML
Victoria Arc
Obducted Penobscot ophiolite
GANDER MARGIN
D
black shale transgression
Main Point Formation
Late Ordovician-Early Silurian
COMPOSITE LAURENTIA
Badger Group
D
GANDER MARGIN

18 April 2024	65

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Components of the Exploits back arc basin (middle to late Ordovician Duder Complex) accreted to the forearc region during the early Silurian and initiated inversion of the Badger Group rocks (430 Ma Joey’s Cove Melange; van der Pluijm, 1986; Lafrance and Williams, 1992). This coincides with early Salinic Orogenesis (Figure 7.6; Van Staal et al, 2014).

Middle to Late Silurian

A molasse sequence (Silurian Botwood Group) was unconformably deposited over deformed Badger Group rocks in composite Laurentia (Zagorevski and Rogers, 2008). This is coeval with carbonate/siliciclastic sedimentation (Silurian Indian Islands Group; Currie, 1995) deposited conformably over the Davidsville Group in Ganderia (Van Staal and Barr, 2012). These rocks are spatially-temporally related to magmatism linked to break-off of the Ganderian plate during the Salinic convergence (e.g. Mount Peyton Intrusive Suite; Williams et al, 1993).

A study by Van Staal et al. (2014) suggests the Botwood and Indian Islands group rocks formed in two distinct depocenters of contrasting affinity coeval with Salinic Orogenesis. They propose that the two basins amalgamated along the Dog Bay Line during the final stages of deformation. It was concluded that terrestrial red bed sedimentation (Ten Mile Lake Formation) crossed the Dog Bay Line at approximately 420 Ma marking the end of the Salinic Orogeny (Van Staal et al, 2014).

A more recent study in Central Newfoundland near the Valentine and Wilding Lake gold deposits presents an alternative interpretation (Figure 7.6; Honsberger et al, 2022). Collision of Ganderia to composite Laurentia during the Salinic Orogeny caused slab rollback/break-off initiating post-Salinic extension. Extension, rather than continued Salinic shortening, is responsible for Silurian sedimentation in composite Laurentia (422Ma Rogerson Lake Conglomerate) and non arc magmatism in their study area (Honsberger et al, 2022). The extensional phase is likely time-transgressive and older rocks (approximately 429 Ma Charles Lake Volcanic Belt) of the Botwood Basin closer to the Queensway property in north-central Newfoundland likely formed through similar processes (Honsberger et al, 2022). This interpretation did not include Indian Islands Group rocks, but they may have formed through similar processes (Sandeman, personal communication, 2023).

Late Silurian to Early Carboniferous

Post Salinic extension was followed by Acadian orogenesis which resulted from the collision of a Gondwanan-derived microcontinent, Avalonia, with composite Laurentia along the Dover Fault through continued westward subduction (Figure 7.6; Van Staal et al, 2014). This caused widespread deformation and plutonism across most of the Newfoundland Appalachians between approximately 420-390 (Van Staal et al, 2014; Honsberger et al, 2022).

18 April 2024	66

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.6 Early to middle Ordovician to early Silurian tectonic model for the Exploits Subzone. Modified after Van Staal (2017) and Honsberger et al (2022).

18 April 2024	67

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.7 Bedrock geology of the Queensway Area (modified from Colman-Sadd et al., 1990).

600000
640000
680000
5440000
5400000
Lewisporte
EXPLOITS SUBZONE
Botwood
Bishops Falls
Grand Falls-Windsor
Glenwood
Gander
Mount Peyton Intrusive Suite
Appleton Fault Zone (AFZ)
Joe Batt's Pond Fault Zone (JBPFZ)
Gander River Ultramafic Complex (GRUC)
Dog Bay Line (DBL)
Gander Group
Davidsville Group
N
Legend
Bedrock Geology
Silurian and Devonian
Gabbro and diorite intrusions
Granitoid intrusions (Pre- to syntectonic)
Shallow marine to non-marine siliclastic sedimentary rocks
Cambrian and Ordovician
Quartzite, psammite, semipelite and pelite
Marine siliclastic sedimentary rocks
Cambrian and Middle Ordovician
Submarine volcanic rocks
Fault
Main Fault Zone
Property Boundary
Waterbodies
City/Town
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Bedrock Geology of the Queensway Property
1:700,000
UTM N83 Zone 21
May 2024
0
20
km
APEX GEOSCIENCE

18 April 2024	68

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

The Acadian Orogeny in Newfoundland is characterized by northwest directed folding and thrusting responsible for the inversion of the La Poile Basin (420 Ma; O’Brien et al, 1991), thrusting of the Meelpaeg metamorphic nappe along the Victoria Lake Shear Zone (VLSZ); (417 Ma; Valverde-Vaquero and van Staal, 2001) and the main folding event in the Indian Islands Group (415-410 Ma; McNicoll et al, 2006). Mineral deposits such as Calibre Mining’s Valentine Lake, Beaver Brook Antimony and Cantera’s Wilding Lake deposits of the Exploits Subzone are linked to Acadian Orogenesis (Sandeman et al, 2018; Honsberger et al, 2022).

Neo Acadian Orogenesis resulted from the collision of the Gondwanan-sourced Meguma terrane with composite Laurentia (including Avalonia) during the final closure of the Rheic ocean from 390-350Ma (Van Staal and Barr, 2012). In the Newfoundland Appalachians, the effects of Neo Acadian deformation are not thoroughly compiled and discussed. However, it is thought that gold deposits such as the Titan Gabbro and Leprechaun Pond likely formed during the Neo Acadian Orogeny (Sandeman et al, 2022).

7.2	Property Geology

7.2.1	Geology

The Queensway Property constitutes a poly-deformed fold and thrust belt that overprints Ordovician ophiolitic and marine carbonate/siliciclastic rocks, Silurian shallow marine/ terrestrial sequences, and Silurian magmatic rocks (Figure 7.7; Coleman-Sadd et al, 1992; McNichol et al, 2006; Sandeman et al, 2018). The Appleton and Joe Batt’s Pond faults (AFZ and JVPFZ) are major structures that transect the belt and are spatially associated with epizonal-gold mineralization. Sandeman and Honsberger (2023) propose three evolutionary models for the faults as follows: 1) east-vergent back thrusts; 2) late normal faults; or 3) overturned west-vergent thrusts reactivated as a normal fault.

The Appleton Fault’s hangingwall and footwall have contrasting rock-types and structural style. The following text briefly describes the distribution and spatial relationships of the various rock types in the AFZ footwall and hanging wall domains.

7.2.1.1	Appleton Fault: Footwall Domain

Most of the Queensway Property resides between the Appleton Fault footwall and the GRUB Line (Figure 7.7). Easternmost exposures are characterized by the Gander River Ultramafic Complex (GRUC; O’Neil, 1990). Rocks include peridotite, pyroxenite, tonalite, serpentinite, talc, mafic volcanics and mafic derived volcaniclastics (e.g. Blackwood, 1982). Its structural base is flanked against Gander Group rocks to the east along the GRUB Line. GRUC rocks are unconformably overlain to the west by shallow to deep marine rocks of the Middle Ordovician Davidsville Group (e.g. Blackwood, 1982; Sandeman et al, 2018). These rocks consist of fossiliferous sandstone/limy siltstone, conglomerate, greywacke, siltstone, and mudstone (Blackwood, 1982).

18 April 2024	69

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

7.2.1.1	Appleton Fault: Hangingwall Domain

Westernmost exposures between the Appleton Fault and the Dog Bay Line are more diverse and structurally complex (Figure 7.7). The Main Point Formation, Badger Group equivalent rocks (uncertain relationship), Indian Islands Group, and Ten Mile Lake Formation are imbricated with the Davidsville Group (Sandeman and Honsberger, 2023). The Main Point Formation includes deep-marine graphitic shales and mudstone seated above the Davidsville Group (Currie, 1995; Sandeman and Honsberger, 2023). Recent studies suggest Badger Group-equivalent rocks (conglomerate, sandstone/greywacke, siltstone/mudstone) overly the Main Point Formation (Sandeman and Honsberger, 2023). These rocks are overlain by Silurian shallow marine to terrestrial rocks of the Indian Islands Group (limestone, siltstone, micaceous sandstone) and Ten Mile Lake Formation (micaceous sandstone and siltstone). The projected trace of the Dog Bay Line and Indian Islands Group/Ten Mile Lake Formation are spatially associated with mafic, intermediate, and felsic intrusive rocks of the Mount Peyton Intrusive Suite (Williams et al, 1993).

7.2.2	Preliminary Stratigraphic Framework and Lithological Descriptions

A preliminary stratigraphic column, summarized in Figure 7.8, was developed through integrated work conducted by NFG and recent studies by Sandeman and Honsberger (2023). Gold bearing veins in the main deposit area are hosted in the Hunt’s Cove and Outflow formations of the Davidsville Group and the Main Point Formation. Interpretation of structure and lithology on a north-facing cross-section through QWN block is presented in Figure 7.10.

7.2.3	Mineralization - Overview

The spatial relationships between rock type, the AFZ and JBP fault zones, and known and drill-defined gold showings in the QWN block is presented in Figure 7.9.

Gold mineralization at the Queensway Property typically occurs as coarse grains of free visible gold in multiphase quartz-carbonate veins that are brecciated, massive-vuggy, laminated, or that have a closely spaced stockwork texture (Figure 7.11).

Arsenopyrite (AsFeS) is commonly observed to occur in conjunction with gold (Figure 7.12). Boulangerite (Pb5Sb4S11), a lead-antimony sulfosalt, is often associated with chalcopyrite (CuFeS2) in intervals of high-grade gold mineralization, however, it is much less common than arsenopyrite. Disseminated host rock pyrite/arsenopyrite mineralization is spatially associated with veining (Figure 7.12).

High-grade gold mineralization, above 10 ppm Au, typically occurs in closely spaced quartz veins associated with fault and fracture zones. High-grade gold mineralization has not been observed outside of the main vein arrays. The orientation and distribution of gold-bearing veins on the Queensway Property is presented in Figure 7.13. The quartz vein textures, and mineral associations are interpreted to be indicative of an orogenic epizonal gold system.

18 April 2024	70

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.8 Stratigraphic column describing the rocks underlying the Queensway Property (NFG, 2024; Modified after Sandeman and Honsberger, 2023).

18 April 2024	71

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.9 Integrated geological map of lithology, shear zones and gold showings in Queensway North block. The VOA Option Agreement Licences are outlined in black.

655000
660000
665000
5440000
5435000
5430000
5425000
Home Pond
Grid 69 Gold
Karate Chop South
Hank 2
Hank 1
Bigger Vein 2
JBPFZ
N
798
Zone 36
K2
Everest
Big Dave
Monte Carlo
Trench 26
Golden Joint
Powerline
Little
Honeypot
Jackpot
Lotto North
Lotto
Glenwood
Dome
Iceberg Alley
Hornet
Road
Keats West
Iceberg East
Cokes
Iceberg
Keats
Bowater
Keats South
TCW
TCH
Golden Bullet
Letha
Quarry
Knob
Grouse
Glass
1744
Quartz Pond
H Pond
Pocket Pond
Joe Batts Pond
Lachlan
Logan
AFZ
Legend
Fault Zone
Fold Axis
Shear Zone
Au Showings
Property Boundary
VOA Claims Block
Waterbodies
City/Town
Lithology
Black Siltstone
Conglomerate
Diorite
Gabbro
Granite
Green Siltstone
Greywacke
Mafic Volcaniclastic
Mudstone
Purple Mudstone
Siltstone
Tonalite
Ultramafic Intrusive
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Integrated Geological Map of Queensway North
1:125,000
UTM N83 Zone 21
May 2024
0
4
km
APEX GEOSCIENCE

18 April 2024	72

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.10 Interpretation of structure and lithology on a north-facing Queensway North block cross-section (Source: NFG, 2024).

18 April 2024	73

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.11 Typical gold-bearing quartz vein styles observed at Queensway (Source: NFG). Top Left: Brecciated quartz vein with visible gold, Top Right: Vuggy quartz vein with visible gold, Bottom Left: Multiphase quartz vein with visible gold, Bottom Right: Stylolitic quartz vein with visible gold.

Figure 7.12 Images of core from mineralized intervals in drillhole NFGC-19-01 (Source: NFG).

18 April 2024	74

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.13 Plan map of the area between the Grouse and Everest prospects, illustrating the complex network of brittle fault zones and associated high-grade gold veins adjacent to the AFZ (Source: NFG).

EVEREST
HONEYPOT
K2
GLENWOOD SHEAR ZONE
JACKPOT
VEGAS
LOTTO NORTH
Glenwood
Appleton
LOTTO
KEATS-BASELINE FAULT ZONE?
MONTE CARLO
POWERLINE
DOME
ICEBERG ALLEY
LITTLE
GOLDEN JOINT
ROAD
KEATS BASELINE FAULT ZONE
KEATS WEST
ICEBERG EAST
COKES
ICEBERG
KEATS
TCW
421
APPLETON FAULT ZONE
TCH
BULLET
ROCKET
KNOB
QUARRY
GROUSE
QWN AFZ PLAN MAP
Deformation Zone
Interpreted KBFZ
Au Associated Fault Interpreted
Au Vein
Trans-Canada Highway
Shale
Previously Reported
Property Boundary
NEWFOUND GOLD CORP
N
0
500
1,000m

18 April 2024	75

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Gold-bearing quartz veins occur in brittle faults with varying orientations that are most commonly discordant to the regional northeast trending foliation and stratigraphy. High-grade gold domains are controlled by the intersection of cross-cutting faults and their vein constituents. Dominant orientations for both vein sets and high-grade shoots have been recognized and are important interpretations for exploration targeting.

7.2.4	Alteration

A visually subtle hydrothermal alteration is present around the gold-bearing veins at the Queensway Property. The alteration is defined by a weak discoloration of the rock adjacent to quartz-carbonate veins, extending 2 to 10 m beyond the veins themselves. NFG uses hyperspectral core logging to identify a consistent alteration halo around the mineralized zones.

A schematic cross section that illustrates a zonation in the alteration moving outward from a gold-bearing stockwork is presented in Figure 7.14 and is characterized by:

•	Aluminum rich NH4 muscovite occurs near the gold mineralization.

•	Transitions to phengite, a mineral that commonly occurs with hydrothermal alteration. Most prevalent distally from a mineralized zone.

•	Outer Fe and Fe-Mg chlorite alteration.

NFG continues to investigate methods for quantitative assessment of the alteration to better vector and target au-bearing vein systems on the Queensway Property.

7.2.5	Structure

Personnel from GoldSpot integrated geophysics, historical mapping, and reconnaissance field studies to develop a deformational framework for the Queensway Property. This is summarized below:

1.	D1A: Northeast plunging, tight to isoclinal folding with an axial planar S1 cleavage. Injection of bedding-parallel barren quartz-carbonate-chlorite veins (Figure 7.15).

2.	D1B: East-northeast striking dextral (e.g. Keats Main) and northwest striking sinistral (e.g. Golden Joint) conjugate strike-slip faults (Figure 7.16).

3.	D2: west-northwest and northwest striking conjugate shear bands and associated steeply northwest and southeast plunging kink folds. Formation of a northwest striking S2 foliation (Figure 7.17).
18 April 2024	76

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.14 Schematic illustration of mineralogical changes in white micas identified by hyperspectral imaging of core near strong gold mineralization (from Srivastava, 2022).

Figure 7.15 Left: stereographic plot with D1 structural measurements taken from Queensway North. Right: Schematic cross-section illustrating the S1 and S0 parallel fabrics and an upright isoclinal fold (Source: GoldSpot).

18 April 2024	77

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure: 7.16 Left: Stereographic plot with late D1 structural measurements taken from Queensway North. Right: Schematic plan map illustrating conjugate shear orientations (Source: GoldSpot).

Figure 7.17 Left: Stereographic plot illustrating the orientation of D2 structures. Right: Schematic depicting the geometry of D2 structures (plan view) (Source: GoldSpot).

7.3	Mineralized Zones

NFG’s exploration programs, supplemented by historical work, has identified several mineralized gold zones in QWN and QWS blocks (Figures 7.18 to 7.20). The gold zones are characterized by:

•	Strong gold mineralization in quartz-carbonate veins associated with complex networks of brittle fault zones aligned with regional deformation zones.
18 April 2024	78

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	A gold association with arsenic-bearing minerals, in addition to antimony and tungsten.

•	An alteration halo around most of the gold-rich veins that is associated with the changes in the mineralogy of white micas.

These include:

1.	The northern part of the AFZ in QWN (Figures 7.18 and 7.19), where the fault zone exploits the contact between a black shale interbedded with grey siltstone and greywacke in the west and a sequence of interbedded shale and greywacke in the east. Along the 9.5 km length of this mineralized zone, surface reconnaissance and trenching has established over 20 prospects, 19 of which have been drilled by NFG, including Keats, which is the most extensively drilled of the Queensway prospects.

Mineralization is hosted in a network of brittle faults adjacent to the AFZ and crosscutting the NE-striking stratigraphy. These faults and associated gold-bearing vein arrays tend to strike approximately E-W or N-S and have moderate to steep dips. The full down-dip depth has not yet been established along the entire trend but is at least 450 m as defined by drilling at the Keats prospect.

2.	The northern part of the JBPFZ in QWN, from Gander Lake to north of H-Pond, located approximately 5 km east and running parallel to the AFZ (Figures 7.18 and 7.19). Along the 12.5 km strike length of this zone, surface reconnaissance and trenching has established 10 prospects, 5 of which have been drilled by NFG.

Mineralization is hosted in ductile, brittle deformation zones and associated irregular vein arrays that run parallel to the SW-striking, steeply west-dipping stratigraphy. Currently, the down-dip depth is not established along the trend but is at least 150-200 m as defined by drilling at the Pocket Pond and 1744 prospects.

3.	A series of gold prospects located on along the AFZ in the QWS Block (Figure 7.20) that include:

a)	Mineralized shear zones with gold associated with quartz veining and accessory sulphide minerals in greywacke and siltstone that is locally analogous to the gold discoveries made along the AFZ at QWN (e.g., Nebula, Devil’s Trench, Devils Pond South, Camp),

b)	Gold hosted in siltstone that is intruded by a swarm of diorite-gabbroic dykes that has not been recognized at QWN (e.g., Astronaut, Nova, Goose), and

c)	Epithermal fault zone gold mineralization defined sinter and hydrothermal breccia (e.g., Aztec).
18 April 2024	79

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.18 Gold prospects and zones within the Queensway Property. Detailed prospects are presented for Queensway North and Queensway South blocks in Figure 7.19 and 7.20.

600000
620000
640000
660000
680000
5460000
5440000
5420000
5400000
5380000
5360000
Lewisporte
Botwood
Bishops Falls
Grand Falls-Windsor
Glenwood
Gander
VOA
QWN
QWS
AFZ
JBPFZ
Dog Bay Line
GRUB Line
N
Legend
Gold Prospect
City/Town
Au Zones
Major Fault Zone
Property Boundary
VOA Option
Waterbodies
Road
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Gold Prospects at the Queensway Property
1:700,000
UTM N83 Zone 21
May 2024
0
16
km
APEX GEOSCIENCE

18 April 2024	80

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.19 Gold prospects and zones within the Queensway North Block.

Dog Bay Line
AFZ
JBPFZ
Grid 69 Gold
Home Pond
Hank 2
Karate Chop South
Hank 1
Bigger Vein 2
Zone 36 Everest
Monte Carlo
K2
Trench 26
Dome
Golden Joint
Powerline
Little
Hornet
Keats West
Cokes
Bowater
TCW
Road Breccia
Knob
Letha
Grouse
Jasperoid
Big Dave
Honeypot
Jackpot
Lotto North
Lotto
Iceberg Alley
Road
Iceberg East
Iceberg
Keats
Keats South
TCH
Golden Bullet
Quarry
1744
798
Glass
Quartz Pond
H Pond
Joe Batts Pond
Pocket Pond
Lachlan
Logan
Legend
Gold Prospect
City/Town
Au Zones
Major Fault Zone
Property Boundary
VOA Option
Waterbodies
Road
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Gold Prospects at Queensway North
1:200,000
UTM N83 Zone 21
May 2024
0 5 km
APEX GEOSCIENCE

18 April 2024	81

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.20 Gold prospects and zones within the Queensway South Block.

620000
630000
640000
650000
5410000
5400000
5390000
5380000
N
Joes Feeder
AFZ
Mars
Christmas Tree
Dog Bay Line
GRUB Line
Potato Patch
Devil's Trench
AFZ
Road Gabbro
Till Raft
South Paw
Greenwood Pond #7
Nebula
A-Zone Extension
Paul's Pond/Astronaut/Nova
Aztec
Goose
LBNL
Greenwood Pond #5
Greenwood Pond #4
Hornet
Greenwood Pond #3
Greenwood Pond #6
Greenwood Pond #1
Camp Zone
MT
Greenwood Pond #2
Devil's Pond South
Eastern Pond
Legend
Gold Prospect
Au Zones
Property Boundary
Waterbodies
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Gold Prospects at Queensway South
1:250,000
UTM N83 Zone 21
May 2024
0
8
km
APEX GEOSCIENCE

18 April 2024	82

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

7.4	Definition of the Appleton Fault Zone Mineralized Envelope

While significant untested gaps still exist, NFG has defined a 4.1 km long mineralized strike area along the AFZ within NFGs QWN block called the Appleton Fault Zone Mineralized Envelope (New Found Gold Corp. 2023p). The strike length and gold prospects associated with the Appleton Fault Zone Mineralized Envelope are presented in Figures 7.21 and 7.22.

While further exploration work is required to validate the true strike extent of the mineralized zone, points to support designation of the Appleton Fault Zone Mineralized Envelope include:

•	NFG’s most significant gold intercepts in the Queensway Project occur within the QWN block where drilling has identified numerous gold zones that collectively include the Keats, Keats North, Cokes, Iceberg, Iceberg East, Iceberg Alley, Keats West, Road, Golden Joint, Dome, Lotto, Monte Carlo, Lotto North, Jackpot, Honeypot, K2, Everest, Knob, Grouse, and TCH prospects (Figures 7.21).

•	The 2022-2024 discoveries of the Monte Carlo, K2, and Everest prospects potentially expands the contiguous nature of the AFZ mineralized zone in the QWN block.

•	Mineralized zones have been discovered on the east and west sides of the AFZ such that the associated fault damage zone has an apparent width extent of 400 m, or 200 m on each side of the AFZ and in certain places extends 500 m outward from the fault (Figure 7.21).

•	Mineralized zones have been drill validated along offshoot faults associated with the AFZ. For example, the Iceberg and Iceberg East prospects are associated with the KBFZ, which splays outward in a northeast direction from the AFZ (Figure 7.21).

•	The mineralized zones remain open at depth and minimal drilling has occurred below 200 vertical metres (Figure 7.22).

18 April 2024	83

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.21 Gold mineralization and prospects along the Appleton Fault Zone Mineralized Envelope (Source: NFG, 2024).

18 April 2024	84

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 7.22 Cross section across the Keats West, Keats North, and Iceberg prospects. Source: New Found Gold Corp. (2023p).

18 April 2024	85

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

8	Deposit Types

The Queensway Gold Project is classified as an orogenic gold deposit, a deposit type that occurs throughout the world and includes some of the richest known gold deposits (Gardner, 2021). Canadian orogenic gold deposit examples include 1) Campbell-Red Lake district, northern Ontario, 2) Porcupine-Destor Fault Zone, Timmins, Ontario, and 3) Cadillac-Larder Lake Fault Zone, eastern Ontario and Val d’Or mining district, Québec.

8.1	Orogenic Gold Deposits

Orogenic gold deposits are understood to be created during continental plate collisions, when pressures and temperatures cause rocks to undergo metamorphism and dehydrate (Goldfarb et al., 1991). Gold-bearing fluids are driven from the rocks and percolate through fissures and cracks. As these fluids migrate upwards, their temperature and pressure drop, causing gold, which is hard to keep in solution, to precipitate, often within quartz veins (Fyfe and Henley, 1973; Goldfarb et al., 2015).

Conditions that cause gold to precipitate from fluids can occur deep in the crust, where temperatures and pressures are high, and the rocks are ductile (Figure 8.1). At depths of 20 km or more, metamorphism is described as granulite facies. Orogenic gold deposits can also form closer to the surface, where rocks are brittle and metamorphism is weaker, in the greenschist facies. The brittle or ductile nature of the host rock and the intensity of metamorphism give rise to different styles of gold mineralization in orogenic gold deposits, with different associated minerals (Goldfarb et al., 2015). The style of mineralization observed at Queensway, with arsenic, antimony and tungsten often being associated with gold, is consistent with greenschist facies metamorphism at depths that are described in the technical literature as being epizonal to mesozonal.

The geological setting and the style of gold mineralization observed at Queensway are like those reported for the Meguma Supergroup, in Nova Scotia, Canada (Kontak et al., 1990; Ryan and Smith, 1998). As shown in Figure 8.2, NFG has also noted striking similarities between drill core samples from Queensway and core from the Fosterville Mine in the Castlemaine - Bendigo region in Australia (Willman, 2007).

The QP has been unable to verify the information in this section related to other company’s projects surrounding the Queensway Property, and therefore, the information is not necessarily indicative of the geology or mineralization on the Property that is the subject of this technical report.

8.2	Deposit Type Exploration Strategies

Exploration strategies for orogenic quartz-vein-hosted gold mineralization deposits involve bedrock and structural mapping, geophysical surveys, geochemical/heavy mineral analysis of till samples, and geochemical analysis of grab rock and trench channel samples. Target areas are then tested by diamond drill programs.

18 April 2024	86

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 8.1 Schematic for orogenic gold deposits at various depths (modified from Goldfarb et al., 2015).

Figure 8.2 Comparison of drill core samples from Queensway drillhole NFGC-19-01 with core from the Eagle Zone of the Fosterville Mine, Australia (Source: NFG, 2024). The QP has been unable to verify the information in this section related to other company’s projects surrounding the Queensway Property, and therefore, the information is not necessarily indicative of the geology or mineralization on the Property that is the subject of this technical report.

18 April 2024	87

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Regional exploration is typically driven by the identification of first order regional-scale structures and related subsidiary fault-structures, as suggested by geophysical and core logging interpretations. Surface mapping and optical televiewer images allow planning of new drillholes to consider information on the geometry of gold-bearing quartz veins and fault zones, with hole collars and orientations designed to intersect planar gold-bearing structures.

18 April 2024	88

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

9	Exploration

Historical exploration results from companies and individual prospectors other than NFG are presented in Section 6. Between 2016-2018 and 2020-2023 NFG conducted a variety of ground exploration programs that collectively included prospecting (Section 9.2), till sampling (Section 9.3), soil sampling (Section 9.4), trenching (Section 9.5), channel sampling (Section 9.5), geological mapping, geophysical surveys (Section 9.8) and satellite imagery (Section 9.10). Section 9.1 provides an overview of exploration activities by NFG since 2016.

9.1	Historical Overview of New Found Gold Exploration Programs

In 2016, NFG initiated gold exploration at the Queensway Project with a till sampling program along a portion of the Joe Batt’s Pond Fault Zone (JBPFZ) in Queensway North (QWN). In 2017, NFG conducted regional prospecting and trenching along the JBPFZ following up on results from the initial till program, leading to the discovery of the 1744-Glass gold prospect. Other exploration studies included a detailed geological/structural study of the trenched areas, and an electromagnetic and magnetic airborne geophysical survey.

In 2018, exploration work included an interpretation of the newly acquired geophysical data (contracted to GoldSpot), a regional and detailed geological/structural study focused primarily in QWN (contracted to GoldSpot), regional prospecting and trenching along the JBPFZ in QWN, and regional till and targeted soil surveys at Queensway South (QWS). Satellite imagery was collected over the project area in late spring and early summer of 2018.

In 2019, limited exploration was conducted while a project-wide review of data was done in preparation for NFG’s first drilling program. In the fall of 2019, a culvert was replaced, and roads were upgraded between North and South Herman’s Pond along the Appleton Fault Zone (AFZ) to improve the ability of diamond drill rigs to access the area. The first diamond drilling conducted by NFG occurred in late fall of 2019 (see Section 10).

In 2020, exploration work included detailed till sampling programs in conjecture with regional prospecting at QWS and Twin Ponds (TP), resampling and mapping of historic gold showings around Greenwood Pond and Pauls Pond at QWS, regional geological/structural mapping at QWS, and a trenching program focused along the AFZ at QWN, which led to the discovery of the Golden Joint Hanging Wall (formerly EllieAnna) gold showing. One additional trench was dug at QWS near Eastern Pond. An airborne geophysical survey (gravity) was conducted over QWN in early 2020.

In 2021, NFG conducted further detailed prospecting along underexplored segments of the AFZ and JBPFZ at QWN, leading to the discovery of the Big Dave gold-in-float showing. Other exploration work included regional prospecting, focused on the underexplored southern extents of QWS, till sampling along the northern segment of the JBPFZ at QWN and in various areas at QWS. Targeted soil surveys took place along the AFZ at QWN and Eastern Pond Brook at QWS in addition to trenching programs targeting various areas at QWS. Other exploration studies include an electromagnetic magnetic HELITEM2 airborne geophysical survey (contracted to CGG) over newly acquired licenses, a LiDAR and photogrammetry survey at QWN (contracted to RPM), hyperspectral satellite imagery covering a portion of QWS and further interpretation of the 2017 electromagnetic and magnetic airborne geophysical survey.

18 April 2024	89

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

In 2022, exploration work included detailed prospecting and soil surveys over several areas in QWS, a regional till survey and prospecting over the Narrows area at QWS, and trenching accompanied by detailed geological/structural mapping of the trenched exposures in various areas at QWS. This exploration program at QWS led to the discovery of the Bernard’s Pond area including the Devil’s Trench South gold showing which was subsequently drill-tested later in 2022. Other exploration studies included a regional geological/structural mapping study focused on the shorelines of Gander Lake and an interpretation of the 2021 hyperspectral satellite imagery (contracted to Perry Remote Sensing LLC).

In 2023, NFG conducted regional and targeted prospecting over newly acquired licenses (Fourth Pond, Twin Ponds, Ten Mile Lake, and South Pond areas as part of the VOA option) and other underexplored areas at QWN. Prospecting also targeted segments of the GRUB Line in the east at QWN. Other exploration activities included targeted prospecting in QWS, this work covered the underexplored and remote areas of Golden Elbow and Dead Wolf Brook. Detailed soil surveys were also completed over the northern segment of the AFZ at VOA (Fourth Pond area), GRUB Line areas in QWN, and across various regions at QWS. Trenching accompanied by detailed geological/structural mapping covered the northern segment of the AFZ at VOA (Fourth Pond area) and Keats gold prospect at QWN, in addition to various target areas at QWS. Regional geological/structural mapping also targeted various areas at QWN including the King’s Point-Outflow regions along the AFZ, and the region from Logan-Lachlan south to the north shore of Gander Lake along the JPBFZ in addition to the Narrows area at QWS.

The exploration program in 2023 led to the discovery of several new areas of gold mineralization in QWS, particularly in the Greenwood Pond and Bernards Pond (e.g. Camp Zone) regions. Surface exploration also identified new showings at QWN along the north shore of Gander Lake/ southern extension of the JBPFZ and Outflow- King’s Point regions along the AFZ. Several geophysical programs were conducted in 2023 and include a regional seismic survey across the AFZ and JBPFZ at QWN (contracted to HiSeis; Section 9.9), ground and drone based magnetic geophysical surveys over Pauls Pond at QWS (contracted to Pioneer Exploration and Simcoe Geoscience; Section 9.8), and a property wide LiDAR and Orthophoto survey (contracted to Eagle Mapping; Section 9.10). Additional technical studies completed were a geochemical interpretation of 2022 NFG soils (contracted to Heberlein Geoscience), a geomorphology/surficial geology mapping study at QWN (contracted to Palmer) and a 3D inversion (contracted to TechnoImaging) and interpretation of magnetic and electromagnetic data over Golden Elbow at QWS (contracted to Fathom Geophysics).

18 April 2024	90

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

In 2024 to the effective date of this report, NFG completed targeted soil surveys over the GRUB Line in QWN and the Transmission Line area in QWS which had started in late 2023. Other exploration studies in early 2024 include a drone-based magnetic survey completed over Greenwood Pond, Camp and Devils Pond South areas in QWS (contracted to Rosor Exploration; Section 9.8).

A summary of surface sampling activities conducted by NFG at the Queensway Property is presented in Table 9.1

9.2	Prospecting and Geochemical Rock Samples

NFG’s geochemical rock sampling programs consist of sampling outcrop (in-situ bedrock), subcrop (rock suspected to be close to in-situ) and float (rock that is not in-situ; boulders). In-situ rock with anomalous gold values can lead to direct target areas for future trenching and diamond drilling, whereas anomalous float samples can help define areas of potential gold mineralization with knowledge of glacial ice movement directions. NFG’s rock sampling programs include routine QA/QC samples, represented by control samples inserted into the sample stream every 10 samples, alternating between standards and blanks. For further information regarding sample acquisition, processing, and analyses, see Sections 11.1.3 and 11.3.

Figures 9.1 and 9.2 presents the locations of outcrop, float, subcrop, and trench samples collected, color-coded by year and by gold grades above 0.5 ppm Au, respectively.

Prospecting activities by NFG began in 2017, with detailed prospecting along the AFZ and JBPFZ at QWN targeting anomalous historic soils, the 2016 NFG tills and historic gold occurrences. Extensive quartz float was noted along the JBPFZ, including several areas of quartz float containing visible gold (VG) and sulfide mineralization.

Regional prospecting efforts were also undertaken in Twin Ponds and QWS in 2017, utilizing forest access roads and foot traverses to assess the property potential. Several areas of anomalous gold were discovered at QWS, including near Yellow Fox Brook, East Narrows, south of Pauls Pond, Pine Tree Hill and Jumbo Brook, and one area in the vicinity of Twin Ponds at QWN.

Detailed prospecting continued in 2018 along the AFZ and JBPFZ at QWN targeting anomalous tills and historic gold occurrences, with many samples returning anomalous gold values along these structures. More targeted prospecting was also undertaken in Twin Ponds and QWS in 2018, mainly targeting areas around historic gold showings and new areas of anomalous till defined from the 2018 NFG till survey over QWS. The results from this program included validating and identifying several historic and new gold occurrences near the Narrows, Larsen’s Falls, Pauls Pond, Eastern Pond and Greenwood Pond areas and the western and southern shorelines of Gander Lake at QWS.

18 April 2024	91

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 9.1 Sampling summary from NFG’s exploration at the Queensway Property.

18 April 2024	92

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 9.1 Locations of rock samples collected from NFG’s prospecting programs.

A
B
650000
665000
680000
620000
640000
660000
5465000
5450000
5435000
5420000
5400000
5380000
5360000
N
Ten Mile Lake
Bellman's Pond
South Pond
Little Rocky Brook
Fourth Pond
Twin Ponds
GRUB Line North
Glenwood
Outflow
King's Point
Jasperoid
JBPFZ North
Gander
AFZ North
Hunts Cove
1:300,000
0
10
km
Joe's Feeder
Hunts Cove
King's Point
Narrows
Paul's Pond
Birch Pond
Bernard's Pond
Greenwood
Pine Tree Hill
Jumbo Brook
Eastern Pond
Transmission Line
Dead Wolf Brook
Southwest Gander River
Larsen's Falls
Golden Elbow
Eastern Pond Brook
Great Gull River
1:450,000
16
Legend
Grab Sample Year
2017
2018
2020
2021
2022
2023
2024
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rocky Brook
South Pond
Twin Ponds
Queensway North
Queensway South
City/Town
Waterbodies
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Rock Sample Locations
UTM N83 Zone 21
May 2024
APEX

18 April 2024	93

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 9.2 Locations of surface rock samples with greater than 0.5 ppm Au at the Queensway Property.

A
B
Ten Mile Lake
Bellman's Pond
South Pond
Little Rocky Brook
Twin Ponds
Fourth Pond
GRUB Line North
Glenwood
Outflow
King's Point
Jasperoid
JBPFZ North
AFZ North
Hunts Cove
Gander
1:300,000
0
10
km
Jasperoid
Joe's Feeder
Hunts Cove
King's Point
Narrows
Paul's Pond
Birch Pond
Bernard's Pond
Greenwood
Pine Tree Hill
Jumbo Brook
Eastern Pond
Transmission Line
Dead Wolf Brook
Southwest Gander River
Larsen's Falls
Golden Elbow
Eastern Pond Brook
Great Gull River
1:450,000
16
650000
665000
680000
620000
640000
660000
5465000
5450000
5435000
5420000
5400000
5380000
5360000
Legend
Rock Sample:Au ppm
0.5 - 1.0
1 - 5
5 - 10
10 - 100
> 100
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rocky Brook
South Pond
Twin Ponds
Queensway North
Queensway South
City/Town
Waterbodies
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Rock Gold Assay Results
UTM N83 Zone 21
May 2024
APEX GEOSCIENCE

18 April 2024	94

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Regional prospecting was carried out in conjunction with more detailed till sampling at QWS in 2020, covering areas which hadn’t seen much previous exploration, including areas around Hunt’s Cove and Joe’s Feeder, Eastern Pond, Pine Tree Hill, Larsen’s Falls and near the Great Gull River. Further validation and mapping of historic gold occurrences was also undertaken in the Pauls Pond and Greenwood Pond areas at QWS. No formal prospecting program was undertaken at QWN in 2020 except for some prospecting targeted around North Herman’s Pond along the AFZ at QWN. This program discovered quartz vein float, which was trenched later in 2020, leading to the discovery of the Golden Joint Hanging Wall (formerly EllieAnna) gold showing.

In early 2021, prospecting efforts were focused along the AFZ and JBPFZ at QWN. This program identified high-grade gold float (1,130 and 568 ppm Au; Big Dave showing) north of the Lotto prospect along the AFZ in addition to numerous samples returning anomalous gold values in proximity to the AFZ and JBPFZ. Prospecting was also carried out on the Little Rocky Brook and Bellman’s Pond licenses, although no significant discoveries were made. In QWS, prospecting efforts in 2021 were focused in the poorly understood far southern reaches of the property including Eastern Pond Brook and Great Gull River regions. Although this program did not generate any significant gold targets, an area of extensive quartz float near Eastern Pond Brook was identified.

In 2022, prospecting efforts focused on the central region of QWS around known gold occurrences near Pauls Pond and Greenwood Pond, leading to the discovery of new areas of float and outcrop with anomalous gold values. This included a new area along the shoreline of Pauls Pond where one of the highest grading samples ever collected in the area was collected (29.6 ppm Au). Other areas of anomalous gold float were also discovered in previously underexplored areas around Camp and Devils Pond South in the Bernards Pond area, and Transmission Line. Prospecting in the Joe’s Feeder area in 2022 also led to the discovery of an outcrop on the southern shoreline of Gander Lake, where high grade gold values were sampled.

In early 2023, prospecting efforts were focused on newly acquired licenses (VOA Option) near Fourth Pond, South Pond, Twin Ponds, Ten Mile Lake, and Outflow areas in QWN. This program did not identify any significant gold targets, but numerous float samples containing anomalous gold values were collected along the northern extents of the AFZ and JBPFZ at the Fourth Pond license. Later in 2023, prospecting covered other areas at QWN including the region around the historic gold occurrence, Jasperoid, in addition to underexplored areas south of the TCH (King’s Point, Outflow, and the Northern shoreline of Gander Lake, near JBPFZ), plus along the GRUB Line. Significant results from this program included the discovery of an area of high-grade gold float with visible gold along the AFZ in the King’s Point-Outflow area (highest grading sample was 175.8 ppm Au) and an area along the northern shoreline of Gander Lake close to the JBP trend where numerous anomalous samples were collected from outcrop (highest grading sample was 12.3 ppm Au).

At QWS in 2023, prospecting was conducted over two more remote areas on the property, the geophysical anomaly at Golden Elbow and the historic base metal and silver prospect Dead Wolf Brook. Targeted prospecting was also conducted over gold-in-soil anomalies defined through NFG’s soil sampling programs and in underexplored areas in the central region of Queensway South around Pauls Pond, Dead Wolf Brook, Bernards Pond. This targeted prospecting led to the discovery of new areas of high-grade gold float north of Bernards Pond (highest grading sample was 479.0 ppm Au) and in the southeast Dead Wolf brook area (two float samples grading 65.0 and 22.1 ppm Au). The cluster of anomalous float material in the Bernards Pond area including the existing showing, Devils Pond South was drill tested in early 2024 and gold mineralization was encountered in drill core. This prospect was subsequently named the Camp Zone.

18 April 2024	95

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

In 2017, a total of 784 rock samples were collected within the Queensway Property, including:

•	345 rock samples from QWN (122 classified as float and 223 as outcrop).
•	305 rock samples from QWS (249 float and 56 outcrop).
•	16 rock samples from TP (16 float).
•	48 rock samples from SP (47 float and 1 outcrop).
•	70 rock samples from TMDL (70 float)

In 2018, a total of 509 rock samples were collected within the Queensway Property including:

•	55 rock samples from QWN (33 float and 22 outcrop).
•	192 rock samples from QWS (70 float and 122 outcrop).
•	262 rock samples from TMDL (98 float, 1 trench and 163 outcrop).

In 2020, a total of 1,183 rock samples were collected within the Queensway Property, including:

•	393 rock samples from QWN (236 float and 157 outcrop).
•	695 rock samples from QWS (412 float and 283 outcrop).
•	67 rock samples from SP (47 float and 20 outcrop).
•	5 rock samples from BP (3 float and 2 outcrop).
•	8 rock samples from TMDL (7 float and 1 outcrop).

In 2021, a total of 1,961 rock samples were collected within the Queensway Property, including:

•	955 rock samples from QWN (746 float, 144 outcrop, 65 subcrop).
•	1,003 rock samples from QWS (637 float, 273 outcrop, 57 subcrop, 36 trench).
•	2 rock samples from TP (2 float).
•	1 rock sample from BP (1 float).
18 April 2024	96

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

In 2022, a total of 943 rock samples were collected within the Queensway Property, including:

•	8 rock samples from QWN (8 float).
•	772 rock samples from QWS (499 float and 202 outcrop, 55 subcrop, and 16 trench).
•	6 rock samples from BP (5 float and 1 outcrop).
•	157 rock samples from LRB (105 float, 41 outcrop, 11 subcrop)

In 2023, a total of 3,514 rock samples within the Queensway Property were collected, including:

•	1,003 rock samples from QWN (519 float, 286 outcrop, 61 subcrop, and 137 trench).
•	2,430 rock samples from QWS (1173 float, 865 outcrop, 205 subcrop and 187 trench).
•	75 rock samples from TP (41 float, 23 outcrop, 7 subcrop, and 4 trench).
•	6 rock samples from LRB (2 float, and 4 outcrop).

In 2024 up to the Effective Date of this report, 2 rock samples were collected from QWS (2 float).

Of the 8,896 rock samples collected within the Property between 2017 and the Effective Date of this report (Table 9.1), 8,539 rock samples (96%) have been assayed as of the Effective Date of this report.

Of 2,758 rock samples collected from QWN (Table 9.1), 2,757 have been assayed. The QPs review of the gold analytical results shows:

•	2,654 analytical results (96%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.037 ppm Au.
•	92 analytical results (3%) were between 1.02 and 27.9 ppm Au, with an average of 4.70 ppm Au.
•	11 analytical result (0.3%) was above 30 ppm Au and consisted of one 1,131 ppm Au sample.

Of the 5,400 rock samples collected from QWS (Table 9.1), 5,127 have been assayed as of the Effective Date of this report. The QPs review of the gold analytical results shows:

•	4,934 analytical results (96%) were lower than 1 ppm Au, with a maximum of 0.96 ppm Au and an average of 0.038 ppm Au.
18 April 2024	97

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	187 analytical results (3%) were between 1 and 29.6 ppm Au, with an average of 3.29 ppm Au.
•	6 analytical results (0.1%) were above 30 ppm Au with a maximum of 479 ppm Au sample (at the Camp prospect).

All 93 rock samples collected from TP (Table 9.1) have been assayed. The QPs review of the gold analytical results for the 93 samples assayed shows:

•	93 analytical results (100%) were below 1 ppm Au, with a maximum of 0.901 ppm Au and an average of 0.05 ppm Au.

Of 130 rock samples collected from SP (Table 9.1), 129 have been assayed. The QPs review of the gold analytical results for the 129 samples assayed shows that all analytical results were lower than 1 ppm Au, with a maximum of 0.35 ppm Au and an average of 0.02 ppm Au.

All 12 rock samples collected in 2023 from BP (Table 9.1) have assay results. The QPs review of the gold analytical results for the 12 samples assayed shows that all analytical results were lower than 1 ppm Au, with a maximum of 0.03 ppm Au and an average of <0.01 ppm Au.

All 340 rock samples collected in 2023 from TMDL (Table 9.1) have assay results. The QPs review of the gold analytical results for the 340 samples assayed shows that all analytical results were lower than 1 ppm Au, with a maximum of 0.65 ppm Au, and an average of 0.02 ppm Au.

All 163 rock samples collected from LRB (Table 9.1) have been assayed. The QPs review of the gold analytical results for the 163 samples assayed shows that all analytical results were lower than 1 ppm Au, with a maximum of 0.97 ppm Au, and an average of 0.01 ppm Au.

Within the entire Queensway Property, a total of 8,896 rock samples were collected by NFG (Table 9.1). The highest prospecting rock values recorded are 1,131 ppm Au and 568 ppm Au, collected in the Big Dave prospect area of QWN (Figure 9.2).

9.3	Geochemistry - Till Samples

Till sampling has been utilized by NFG to define areas of elevated gold and other elements in glacial tills. Till samples are typically taken in a grid-like pattern and are used as a first pass exploration method to cover a broad area of interest. Analyses on till samples will provide the quantity, size, and angularity of gold grains in the till, a gold grade calculated by the gold grain quantity and size, and an assay value for gold and other elements from the heavy metal concentrate (HMC) fraction of the till.

18 April 2024	98

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Potential bedrock source areas for the gold in till can be identified with knowledge of glacial ice-flow direction, which is understood to be towards the northeast across the Queensway Project. Planned till sites were not sampled if not enough till could be collected or no till could be identified (rocky ground, reworked fluvial material, excessive organic material). NFG’s till sampling programs include routine QA/QC samples, represented by a duplicate sample at the same till site taken approximately every 20 samples.

For further information regarding sample acquisition, processing, and analyses, see Sections 11.1.1 and 11.3.

Figure 9.3 shows the locations of till samples, colour-coded by year. Figures 9.4 and 9.5 show the locations with abundant gold, either as measured by the count of gold grains (Figure 9.4) or by the gold grade calculated from grain size and grain count (Figure 9.5).

The first till samples taken by NFG were in 2016, with a detailed till grid which targeted a segment of the JBPFZ at QWN (Figure 9.3). The results from this initial grid demonstrated the abundance of gold grains and the pristine nature of those grains in till in this area, with an average gold grain count per till of over 100 with the highest being 1744 grains in a single till located along the JBPFZ.

Based on this initial success, a regional till grid covering the entire Queensway South Block was completed in 2018, with higher density till samples being collected over a northeast trending magnetic anomaly extending along the western margin of the property. Late in 2018, NFG collected four additional till samples around the till sample containing 1744 gold grains from the 2016 survey along the JBPFZ at QWN.

In 2020 and early 2021, a regional till grid was completed over the Twin Ponds area at QWN, and more detailed (tighter spaced) till grids were completed at QWS over areas of anomalous till outlined from the regional 2018 till survey, including Hunt’s Cove/Joe’s Feeder, Narrows, Larson’s Falls, Pine Tree Hill, Eastern Pond, and Great Gull River areas. Later in 2021, two detailed till grids were completed to the North and West of the 2016 till grid over the JBPFZ at QWN to better define the area of anomalous gold. Also in 2021, an additional till grid covering the Little Rocky Brook area at QWN was completed.

Till sampling continued in 2022 at QWS in the Narrows area, where one till from this program returned a high gold grain count of 1231 grains. A second round of more tightly spaced till sampling was completed around this highly anomalous till later in 2022, with one of these samples returning a high gold grain count of 199 grains.

The site of the anomalous tills was trenched in 2023, where a gold-bearing fault zone in granite was discovered (Mars gold prospect). Drill testing at Mars took place in early 2024.

18 April 2024	99

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 9.3 Location of glacial till samples at the Queensway Property, colour coded by sampling year.

A
B
650000
665000
680000
620000
640000
660000
5465000
5450000
5435000
5420000
5400000
5380000
5360000
Ten Mile Lake
Bellman's Pond
South Pond
Little Rocky Brook
Twin Ponds
Fourth Pond
GRUB Line North
Glenwood
Outflow
King's Point
Jasperoid
JBPFZ North
AFZ North
Hunts Cove
Gander
1:300,000
0
10
km
Joe's Feeder
Hunts Cove
King's Point
Narrows
Paul's Pond
Birch Pond
Bernard's Pond
Greenwood
Pine Tree Hill
Jumbo Brook
Eastern Pond
Transmission Line
Dead Wolf Brook
Southwest Gander River
Larsen's Falls
Golden Elbow
Eastern Pond Brook
Great Gull River
1:450,000
16
Legend
Till Sample Year
2022
2021
2020
2018
2016
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rocky Brook
South Pond
Twin Ponds
Queensway North
Queensway South
City/Town
Waterbodies
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Till Sample Locations
UTM N83 Zone 21
May 2024
APEX GEOSCIENCE

18 April 2024	100

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 9.4 Locations of till samples with 10 or more moderate - pristine gold grains.

A
B
Ten Mile Lake
Bellman's Pond
South Pond
Little Rocky Brook
Fourth Pond
Twin Ponds
GRUB Line North
Glenwood
Outflow
King's Point
Jasperoid
JBPFZ North
Gander
AFZ North
Hunts Cove
1:300,000
km
10
Joe's Feeder
Hunts Cove
King's Point
Narrows
Paul's Pond
Birch Pond
Bernard's Pond
Greenwood
Pine Tree Hill
Jumbo Brook
Eastern Pond
Transmission Line
Dead Wolf Brook
Southwest Gander River
Larsen's Falls
Golden Elbow
Eastern Pond Brook
Great Gull River
1:450,000
16
Legend
Mod+Prist Gold Grain Count
10 - 19
20 - 99
100 - 1231
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rocky Brook
South Pond
Twin Ponds
Queensway North
Queensway South
City/Town
Waterbodies
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Highlights of Gold Grains in Till Samples
UTM N83 Zone 21
May 2024
APEX GEOSCIENCE

18 April 2024	101

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 9.5 Till samples at the Queensway Property with gold grades above 1 ppm.

A
B
Ten Mile Lake
Bellman's Pond
South Pond
Little Rocky Brook
Fourth Pond
Twin Ponds
GRUB Line North
Glenwood
Outflow
King's Point
Jasperoid
JBPFZ North
AFZ North
Hunts Cove
Gander
1:300,000
km
Joe's Feeder
Narrows
Paul's Pond
Birch Pond
Bernard's Pond
Greenwood
Pine Tree Hill
Jumbo Brook
Eastern Pond
Transmission Line
Dead Wolf Brook
Southwest Gander River
Larsen's Falls
Golden Elbow
Eastern Pond Brook
Great Gull River
1:450,000
Legend
Till: Au (ppm)
< 1.00
1.01 - 2.00
2.01 - 5.00
5.01 - 10.00
10.01 - 20.00
> 20.00
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rocky Brook
South Pond
Twin Ponds
Queensway North
Queensway South
City/Town
Waterbodies
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Till Gold Assay Results
UTM N83 Zone 21
May 2024
APEX GEOSCIENCE

18 April 2024	102

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

A total of 1,250 till samples have been collected within the Queensway Property as of the Effective Date of this report, and 1,247 samples have been assayed.

Of the 272 till samples collected from QWN (Table 9.1), 270 have assay results. The QPs review of the gold analytical results for the 270 samples assayed shows:

•	121 analytical results (44.81%) were lower than 1 ppm Au, with a maximum of 0.996 ppm Au and an average of 0.27 ppm Au.
•	149 analytical results (54.19%) were between 1 and 30.00 ppm Au, with an average of 5.37 ppm Au.

Of the 773 till samples collected from QWS (Table 9.1), 772 have assay results. The QPs review of the gold analytical results for the 772 samples assayed shows:

•	651 analytical results (84.33%) were lower than 1 ppm Au, with a maximum of 0.995 ppm Au and an average of 0.19 ppm Au.
•	121 analytical results (15.67%) were between 1 and 30.00 ppm Au, with an average of 4.02 ppm Au.

All 102 till samples collected from TP have been assayed. The QPs review of the gold analytical results for the 102 samples assayed shows:

•	100 analytical results (98.04%) were lower than 1 ppm Au, with a maximum of 0.76 ppm Au and an average of 0.11 ppm Au.
•	2 analytical results (2%) were 1.06 and 1.72 ppm Au, with an average of 1.39 ppm Au.

Of the 103 till samples collected from LRB (Table 9.1), 101 have assay results. The QPs review of the gold analytical results for the 101 samples assayed shows:

•	66 analytical results (65.35%) were lower than 1 ppm Au, with a maximum of 0.996 ppm Au and an average of 0.23 ppm Au.
•	35 analytical results (34.65%) were between 1.05 and 30.00 ppm Au, with an average of 5.22 ppm Au.

9.4	Geochemistry - Soil Samples

Soil sampling has been utilized by NFG to define areas of elevated gold and other elements in soil. Soil samples are typically taken in grid patterns, targeting areas of anomalous gold in rocks, tills and structural features interpreted from geophysics, or as a first pass exploration method for an area of interest. To produce more well-defined anomalies, soil sampling grids contain higher sample density than more regional till sampling grids and are often used after areas of anomalous till are defined and where overburden thickness is known to be thinner. Geochemical analyses on soil samples will provide an assay value for gold and other elements, which help NFG to define areas where anomalies in soil might represent what is in bedrock below the overburden. Planned soil sites were not sampled if not enough soil could be collected or no soil could be identified (excessive organic material or rocky ground). After areas of anomalous soil are identified, further prospecting, trenching and diamond drilling can be used to investigate the bedrock source of the gold in soil.

18 April 2024	103

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

NFG’s soil sampling programs include routine QA/QC samples, represented by a duplicate sample at the same soil site taken every 20 samples. For further information regarding sample acquisition, processing, and analyses, see Sections 11.1.2 and 11.3.

Figure 9.6 shows the locations of the soil sample programs completed by NFG from 2017 to 2023.

The first soil samples taken by NFG were in 2017, where two test soil samples were collected in the Joe Batts Pond area at QWN. In 2018, two targeted soil grids were completed over Jumbo Brook and Yellow Fox Brook areas at QWS following up on anomalous float samples. In 2021, one targeted soil grid was completed over the Cokes zone, an area of known gold mineralization at QWN along the AFZ to test for a hyperspectral (HALO device) signature in the soil. Hyperspectral is used to identify alteration minerals associated with gold mineralization in drill core and grab samples and this test was designed to see if the same signatures could be identified in the soil. This initial test showed that alteration mineral signatures (ex. Muscovite) could be collected from soil and thus this method was applied to all NFG soil samples collected afterwards. One additional targeted soil grid was completed in 2021 along the banks of Eastern Pond Brook at QWS.

In 2022, seven regional scale soil grids were completed at QWS covering Joe’s Feeder, Transmission Line, Pauls Pond, Greenwood Pond, and Eastern Pond areas. In 2023 and early 2024, two regional scale soil grids were completed at QWN, including a grid over newly acquired licenses near Fourth Pond (VOA Option), and the other covering the Northern segment of the GRUB Line. At QWS in 2023, five additional soil grids were completed expanding on the 2022 grids at Transmission Line, Pauls Pond, Greenwood Pond, and Eastern Pond; an additional regional grid connecting all these main soil grids and covering the suspected southern extension of the AFZ was also collected (Figure 9.7).

In 2022, 435 soil samples were collected at QWN and 9,663 at QWS (Table 9.1) and 1,016 samples collected in 2023 from January 1-25. Currently, 13,002 additional samples have been collected in 2023 starting January 26 at QWN (4,026 samples) and QWS (8,976 samples; Table 9.1). Collectively for 2023, there was a total of 14,019 soil samples. In 2024, as of the Effective Date of this report, a total of 1,457 soil samples were collected, where 578 soil samples were collected from grids in QWN at the GRUB Line North area, and 879 samples were collected in QWS at the Transmission Line area.

18 April 2024	104

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 9.6 Locations of soil samples, colour coded by sampling year.

A
B
Ten Mile Lake
Bellman's Pond
South Pond
Little Rocky Brook
Fourth Pond
Twin Ponds
GRUB Line North
Glenwood
Outflow
King's Point
Jasperoid
JBPFZ North
Gander
AFZ North
Hunts Cove
1:300,000
km
Joe's Feeder
Narrows
Paul's Pond
Birch Pond
Bernard's Pond
Greenwood
Pine Tree Hill
Jumbo Brook
Eastern Pond
Transmission Line
Dead Wolf Brook
Southwest Gander River
Larsen's Falls
Golden Elbow
Eastern Pond Brook
Great Gull River
1:450,000
Legend
Soil Sample Year
2017
2018
2021
2022
2023
2024
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rocky Brook
South Pond
Twin Ponds
Queensway North
Queensway South
City/Town
Waterbodies
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Soil Sample Locations
UTM N83 Zone 21
May 2024
APEX GEOSCIENCE

18 April 2024	105

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 9.7 Overview of soil sampling gold analytical results in the Devils Pond South, Camp, Greenwood, Aztec, Goose, Astronaut/Nova, and Nebula prospects area in the Queensway South block (Source: NFG, 2024).

NEBULA
ASTRONAUT/NOVA
GOOSE
AZTEC
GREENWOOD
POND #2
CAMP ZONE
MT
DEVILS POND SOUTH
QWS SOIL SAMPLING
Gold Showings
Property Boundary
Soil Samples (Au ppm)
0 - 0.005
0.005 - 0.01
0.01 - 0.05
0.05 - 0.1
0.1 - 0.25
0.25 - 1.578
NEWFOUND
GOLD CORP
0
1000
2000m

18 April 2024	106

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

From 2017 to the Effective Date of this report, a total of 28,772 soil samples have been collected within the Queensway Property, and all soil samples collected were shipped by NFG to analytical laboratories for assay. Of the 28,772 soil samples collected within the Property (Table 9.1), 28,130 received assay results (98%), and assay results for 642 samples are still pending as of the Effective Date of this report. Assay results are presented in Figure 9.8.

Of the 6,820 soil samples collected from 2017 to the Effective Date of this report at QWN, 6,581 have assay results (96%), and 239 assay results are still pending. The QPs review of the gold analytical results for the 6,581 samples assayed shows:

•	6,579 analytical results (99.97%) were between 0.00005 and 0.947 ppm Au, with an average of 0.008 ppm Au.
•	2 analytical results (0.03%) of 1.056 and 1.578 ppm Au.

Of the 21,952 soil samples collected from 2018 to the Effective Date of this report at QWS, 21,549 received assay results (98%), and 403 assay results are still pending. The QPs review of the gold analytical results for the 21,549 samples assayed shows:

•	21,547 analytical results (99.99%) vary between 0.00005 and 0.913 ppm Au, with an average of 0.0060 ppm Au.
•	2 analytical results (0.01%) each of 1.00 ppm Au.

9.5	Trenching and Channel Sampling

Trenching has been utilized by NFG as a tool to expose bedrock in areas with anomalous gold in float, soil and till samples on surface or to further expose bedrock in areas where anomalous gold was sampled in outcrop. Exposing and mapping bedrock exposures helps NFG to understand the underlying geology and structural trends controlling mineralized systems and is important for producing informed diamond drilling programs targeting these systems.

Processing of trench data by NFG typically involves washing the exposed bedrock in the trench with a high-pressure pump and hose, capturing detailed drone imagery of the exposure, collecting highly accurate control point coordinates (using RTK systems) to allow georeferencing of drone imagery, sampling of the exposed rock or mineralized features and mapping the geology and structure of the exposure by NFG geologists. Trenches were immediately reclaimed after digging if no bedrock was encountered (overburden depth too great) or were reclaimed once the exploration process was complete. Locations of trenches at the Queensway Property are presented in Figure 9.9.

18 April 2024	107

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 9.8 2023 Soil sample gold assay results at the Queensway Property.

A
B
Ten Mile Lake
Bellman's Pond
South Pond
Little Rocky Brook
Twin Ponds
Fourth Pond
GRUB Line North
Glenwood
Outflow
King's Point
Jasperoid
JBPFZ North
AFZ North
Hunts Cove
Gander
1:300,000
km
Joe's Feeder
Hunts Cove
King's Point
Narrows
Paul's Pond
Birch Pond
Bernard's Pond
Greenwood
Pine Tree Hill
Jumbo Brook
Eastern Pond
Transmission Line
Dead Wolf Brook
Southwest Gander River
Larsen's Falls
Golden Elbow
Eastern Pond Brook
Great Gull River
1:450,000
Legend
Au (ppm)
< 0.100
0.101 - 0.500
> 0.500
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rocky Brook
South Pond
Twin Ponds
Queensway North
Queensway South
City/Town
Waterbodies
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Soil Sample Gold Assay Results
UTM N83 Zone 21
May 2024
APEX GEOSCIENCE

18 April 2024	108

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 9.9 Location of trenches at the Queensway Property.

A
B
Ten Mile Lake
Bellman's Pond
South Pond
Little Rocky Brook
Twin Ponds
Fourth Pond
GRUB Line North
Glenwood
Outflow
King's Point
Jasperoid
JBPFZ North
AFZ North
Hunts Cove
Gander
1:300,000
km
Joe's Feeder
Hunts Cove
King's Point
Narrows
Paul's Pond
Birch Pond
Bernard's Pond
Greenwood
Pine Tree Hill
Jumbo Brook
Eastern Pond
Transmission Line
Dead Wolf Brook
Southwest Gander River
Larsen's Falls
Golden Elbow
Eastern Pond Brook
Great Gull River
1:450,000
Legend
NFG Tenches by Year
2023
2022
2021
2020
2018
2017
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rocky Brook
South Pond
Twin Ponds
Queensway North
Queensway South
City/Town
Waterbodies
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Trench Locations
UTM N83 Zone 21
May 2024
APEX GEOSCIENCE

18 April 2024	109

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Trenched exposures were typically sampled by either chipping rock off the exposure (Grab sample; Section 9.2) or by cutting and removing linear channels of rock using a rock saw (Channel sample). Channel samples were subjected to the same analytical procedures as grab samples but are often preferred as they provide more representative results across an entire exposure as opposed to a grab sample from one targeted area in the exposure. Channel samples can thus provide a gold grade over a length of sampled rock, which is an important measure of the prosperity of a mineralized system and helps to further evaluate whether diamond drilling is warranted at a given target.

NFG began trenching in 2017, following up on gold targets generated by prospecting and till sampling along the JBPFZ at QWN completed in 2016 (Figure 9.9, Table 9.1). During this program, twenty-four trenches were dug across 4 general areas along the JBPFZ including in the vicinity of H-Pond, Quartz Pond, west of Joe Batt’s Pond and an area south of the TCH. Fourteen of the sites attempted in 2017 encountered bedrock. In 2018, twelve additional sites were trenched in similar areas to the 2017 program. All sites excavated in 2018 reached bedrock aside from one. The 2017-2018 trench program along the JBPFZ led to the discovery of the Glass gold showing, which was subsequently drill-tested in 2020.

In 2020, trenching efforts were mostly focused on the North Herman’s Pond prospect along the AFZ in QWN. During this program, sixteen trenches were dug with half of those targeting historic gold showings (Trench 36, Road, Little and Hornet showings) and the other half targeting areas which had not been trenched previously. Thirteen of the sites attempted reached bedrock. The 2020 trench program and subsequent grab and channel sampling validated the mineralization at the historic Trench 36, Little and Road showings and led to the discovery of the Golden Joint Hanging Wall (formerly EllieAnna) gold showing. Initial drill-testing at Golden Joint, Little, Road and Trench 36 (subsequently renamed K2) were completed in 2020 and 2021. One additional trench was dug at QWS in 2020 near Eastern Pond (Cozak Trench), following up on high-grade float samples in the area. The trench uncovered a quartz veined zone in black siltstone with numerous grab samples returning elevated gold values. The mineralization at Cozak was drill-tested in 2022.

In 2021, trenching efforts were focused in various areas at QWS including south of Joe’s Feeder, Greenwood Pond, Camp, Devils Pond South, north of Eastern Pond and in the vicinity of Eastern Pond Brook. A total of sixteen trenches were attempted in QWS in 2021, and 11 of those reached bedrock. The trenching program in 2021 did not lead to any significant gold discoveries but helped NFG gain valuable geological and structural information in previously poorly understood areas.

In 2022, further trenching was conducted in different areas at QWS including Transmission Line, Greenwood Pond, Bernards Pond, and Pine Tree Hills. A total of sixteen trenches were attempted at QWS in 2022, and 9 reached bedrock. The trenching program in 2022 led to the discovery of two new gold showings, Devils Pond South and Devil’s Trench. The mineralization at both showings is related to shear zones near the contacts between greywacke and siltstone along the AFZ and drill-testing at both sites was conducted later in 2022. Three trenches dug in the Greenwood Pond area uncovered felsic volcanic rocks cut by stockwork veined zones containing elevated gold values.

18 April 2024	110

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

In early 2023, four trenches were attempted on a newly acquired license in the Fourth Pond area along the northern segment of the AFZ at QWN (VOA Option) with 3 of those trenches reaching bedrock. These trenches did not lead to any significant discoveries but did provide valuable geological and structural information about this new area which aided in planning a diamond drilling program in the region later in 2023. In the Fall of 2023, a trench was excavated over the Keats gold prospect along the AFZ at QWN (Section 9.6).

Forty-four trench sites were attempted in different areas at QWS in 2023 including the Narrows, Transmission Line, Pauls Pond, SW Gander River, Greenwood Pond, Bernards Pond area and an area east of Eastern Pond, with 36 of those trenches encountering bedrock. The 2023 trenching program in QWS led to the discovery of several new gold showings in various areas. Trenching at a gold-in-till anomaly in the Narrows area uncovered a gold-bearing fault zone in felsic plutonic rocks subsequently named the Mars gold showing. Trenching at a gold-in-soil anomaly in the Transmission Line area identified a fault zone in a sequence of greywacke and siltstone in the Potato Patch trench. Samples taken throughout the trench returned patchy elevated gold values, but several quartz boulders sampled from the overburden during excavation returned high-grade gold values. Trenching at two sites along a linear gold-in-soil anomaly in the Pauls Pond area led to the discovery of a gold-bearing fault zone in siltstone, subsequently named the Big Bear Trend. Trenching at various gold-in-float anomalies in the Greenwood Pond area uncovered a series of gold-bearing shears hosting a high-density quartz veined zones in mafic and felsic volcanic rocks. The trenching program also validated gold mineralization at many historic gold occurrences around the Pauls Pond and Greenwood Pond areas. The mineralization at Mars and Potato Patch was drill-tested in early 2024, while many of the other newly discovered and re-exposed historic gold showings have not yet been drill-tested as of the effective date of this report.

A total of 829 trench channel samples have been collected with the Queensway Property as of the Effective Date of this report, and all samples have been assayed. Results of the trench channel sampling program at Queensway are presented in Figure 9.10.

A total of 233 channel samples have been collected from QWN as of the Effective Date of this report, and all have been assayed. The QPs review of the gold analytical results for the 233 channel samples shows:

•	208 analytical results (89.27%) were between 0.0005 and 0.96 ppm Au, with an average of 0.97 ppm Au.
•	25 analytical results (10.73%) were between 1.08 and 18.90 ppm Au, with an average of 6.26 ppm Au.
18 April 2024	111

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 9.10 Trench channel sample gold assay results (Au ppm).

A
B
N
Ten Mile Lake
Bellman's Pond
South Pond
Little Rocky Brook
Twin Ponds
Fourth Pond
GRUB Line North
Glenwood
Outflow
King's Point
Jasperoid
UBPFZ North
AFZ North
Hunts Cove
Gander
1:300,000
km
Joe's Feeder
Hunts Cove
King's Point
Narrows
Paul's Pond
Birch Pond
Bernard's Pond
Greenwood
Pine Tree Hill
Jumbo Brook
Eastern Pond
Transmission Line
Dead Wolf Brook
Southwest Gander River
Larsen's Falls
Golden Elbow
Eastern Pond Brook
Great Gull River
1:450,000
Legend
NFG Channel Sampling (Au ppm)
< 0.100
0.101 - 0.500
0.501 - 1.000
1.001 - 5.000
5.001 - 51.274
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rocky Brook
South Pond
Twin Ponds
Queensway North
Queensway South
City/Town
Waterbodies
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Channel Sampling
Au Results (ppm)
UTM N83 Zone 21
May 2024
APEX GEOSCIENCE

18 April 2024	112

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

A total of 596 channel samples have been collected from QWS as of the Effective Date of this report, and all have been assayed. The QPs review of the gold analytical results for the 596 channel samples shows:

•	563 analytical results (94.46%) were below 1 ppm Au, with a maximum of 0.944 ppm Au, with an average of 0.122 ppm Au.
•	31 analytical results (5.20%) were between 1.029 and 9.458 ppm Au, with an average of 2.315 ppm Au.
•	2 analytical results (0.34%) of 51.274 and 42. 428 ppm Au.

9.6	Keats Gold Prospect Trench Excavation

During August to November 2023, NFG undertook a major excavation effort at the Keats trench where the Company removed overburden to expose a 200 m long by 70 m wide area that roughly corresponds to the known surface expression of the high-grade segment of the Keats-Baseline Fault Zone (KBFZ).

Prior to the Keats trench, the Keats Zone had only been observed through drill core and modelled in 3D, forming the basis of the Company’s geological model. Having this exposure will aid in validating the geological and structural models as well as provide detailed insights into the geometry of Keats and the controls on high-grade mineralization.

One highlight of this work was unearthing the East-West Vein (E-W Vein) that occurs over a 100 m long surface expression and includes a 25 m segment that hosts significant amounts of visible gold (Figure 9.11; New Found Gold Corp., 2023b). Via NFG drilling, the E-W Vein is intercepted over a strike length of 300 m and down to a vertical depth of 150 m and defines the KBFZ.

At the Effective Date of this technical report, a detailed mapping and sampling program is being conducted by NFG with interpretive and assay results pending.

9.7	QP Opinion on Representativity and Potential Bias of Exploration Samples

The QP is of the opinion that NFG’s till, soil, rock, and trench channel samples are representative of the regions where the samples were collected. The resulting analytical assay results provide a reasonable dataset of unbiased measurements that represent reasonable surficial rock and trench sample gold grades and/or till and soil gold signatures within the general sample locations.

Grab samples, by their very nature, often tend to be anomalous: prospectors are looking for gold and are more likely to find a surface sample interesting if it contains visible gold, or if its visible mineralogy suggests that its gold grade might be high. The likely bias in grab samples is not problematic for exploration, however, because anomalous samples can direct future exploration programs. Due to the bias, the QP recommends that grab samples not be used in any future resource estimations.

18 April 2024	113

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 9.11 Keats trench plan view map with location of visible gold mineralization in the East-West Vein. Source: New Found Gold Corp. (2023b).

9.8	Geophysical Surveys

By measuring naturally occurring fields produced by the Earth (passive methods) or physical responses derived from artificially produced signals (active methods), geophysical surveys help to identify and understand features of interest in the underlying geology. Physical parameters defined by such surveys such as magnetic susceptibility, conductivity, resistivity, chargeability, and density are related directly to the lithological and mineralogical composition of the survey area. As such, anything from regional prominent bodies to subtle localized anomalies seen in a geophysics dataset can be interpreted with an associated geological rationale. Products derived computationally from a geophysics dataset can be used to filter or highlight features, allowing for interpretation to be done from various perspectives.

The process of inversion can also be undertaken to produce 3D models of some physical parameter defined within the survey itself. New Found Gold has successfully used geophysics and these associated products and models to aid in understanding the physical and spatial characteristics of lithological units, progress high level geological and structural interpretations, and to identify and analyze exploration targets.

18 April 2024	114

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Features of interest across geophysical datasets and their significance to mineral exploration include:

•	Linear breaks in the continuity of the signal or anomalous lineation’s: Most gold prospects on the Queensway property are related to gold-bearing fluids traveling through cracks and fractures in the bedrock to eventually reach an environment favourable for mineralization (orogenic gold). As such, faults and breaks seen across geophysical datasets are considered in conjunction with geological and geochemical datasets and often defined as targets for exploration. Almost all geophysics products will represent major fault to some degree, with more subtle feature often identified in subsequent computationally derived products.

•	Anomalies relative to the larger geophysical background: Features seen in geophysics surveys with unique strength and geometry relative to their background can likely be attributed to a similar uniqueness within the underlying geology. Intrusive bodies, large increases in veining and sulphide mineralization, or contrasts in lithological regimes are often seen as anomalies across geophysics datasets. As these are directly related to gold prospectivity on the Queensway property, they are often defined as targets for exploration of varying degrees based on numerous other factors.

•	Areas with identifiable geophysical characteristics which match those of a previously successful exploration target: Specific lithological or structural settings previously shown to favour gold mineralization can have an identifiable geophysical footprint. This footprint can then be identified in new areas during survey interpretation and determined as targets for exploration. Within the Queensway property, these identifiable footprints often relate to interactions of like-oriented structures which lead to a rheological and density regime favourable for fluid flow and therefore gold mineralization. These are most easily identified in electromagnetic or magnetic surveys and their computationally derived derivative products.

In 2017, On behalf of Palisade (now NFG), CGG Canada Services Ltd. (CGG) conducted a HELITEM electromagnetic and magnetic airborne survey on the entirety of the Queensway project at the time covering roughly 5312 line-km. Deliverables confirmed the general SW-NE structural fabric of the property in conformity with the Appleton and JBP Fault Zones. Large scale interpretations included the accurate spatial extents and geometry of the two listed major fault zones (through electromagnetic interpretation) and the presence and orientation of various dykes and newly identified lithological units identified through the magnetic data.

In 2020, CGG conducted an airborne HELIFALCON gravity gradiometer and aeromagnetic survey on the Queensway North portion of the property covering roughly 1705 line-km. Large changes in the gravity field were consistent with mapped geologic features such as the higher density rocks of the Gander River Ultramafic Complex on the east side of the Queensway area correlating to a clear high gravity signal. With finer details being more difficult to resolve in the gradiometric data, CGG suggests an inversion of the data and a subsequent 3D model is required to produce a more detailed interpretation. Magnetic data from the survey confirmed features previously identified during interpretation of the 2017 CGG survey mentioned above.

18 April 2024	115

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

In 2021, CGG conducted a HELITEM2 electromagnetic and magnetic airborne survey on Queensway North and the newly acquired claims stretching the entire eastern extent of Queensway south, covering roughly 5,722 line-km (Figure 9.12). Regional fabrics with a general SW-NE trend were identified in both the electromagnetic and magnetic data and support previously interpreted lithological and structural interpretations as well as similar features identified in the 2017 CGG geophysics survey. Computationally derived products of both datasets provide varying levels of detail for more precise structural and geological interpretations throughout the Queensway property in its entirety. Also in 2021, TechnoImaging completed a 3D inversion of 650 line-km of the 2017 HELITEM airborne electromagnetic data and 1705 line-km of the 2020 HELIFALCON total magnetic intensity and airborne gravity gradiometer data covering the entirety of the Queensway North portion of the property. This process produced 3D models of conductivity, chargeability, magnetic susceptibility, and density, all of which aided in further correlating the geophysical data with downhole drill results and interpretations.

In 2022, The School of Ocean Technology of the Marine Institute of Memorial University completed a high-resolution hydrographic survey over portions of Gander Lake. The survey covered a 40 square-km section on the Western side of Gander Lake, with an estimated average depth of 200 m. Products from the survey included surfaces of topography of the lakebed at 2 m, 1 m, and 0.5 m resolution. Results showed a highest elevation of -5 m and a lowest elevation of -230 m, giving important context to the geomorphological and geological context of Gander Lake.

In 2023, NFG conducted a geophysical integration study in the Pauls Pond area involving the collection and interpretation of two joint magnetics and VLF-EM surveys, one collecting data from the ground and one from a drone. Magnetic host rocks are known in the Pauls Pond-Greenwood area and high-resolution magnetic data is effective at identifying changes in the host rocks and faults. The two surveys purposely overlapped with the aim of interpreting results from both and determining if the generally lower resolution drone survey would provide a sufficient level of detail for exploration purposes. Initially, Simcoe Geoscience conducted a ground magnetics and VFL-EM survey along the Southeastern shoreline of Pauls Pond covering roughly 49 line-km. Pioneer Exploration then conducted an airborne magnetics and VLF-EM survey covering the Pauls Pond and surrounding areas using an unmanned aerial drone. Computationally derived filtered products and 3D models were provided from both surveys allowing for a more in-depth joint interpretation of the data. Where the two surveys overlapped, they both highlighted the same major features including a large magnetized lithological unit and various conductive SW-NE trending lineation’s stretching the extent of the area thought to be lithological contacts or faults.

18 April 2024	116

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 9.12 First derivative of chargeability from 2021 geophysical survey.

600000
620000
640000
660000
680000
700000
5460000
5440000
5420000
5400000
5380000
5360000
TM
DL
BP
LRB
SP
TP
QWN
QWS
Lewisporte
Botwood
Bishops Falls
Grand Falls-Windsor
Glenwood
Gander
N
nT/s
Legend
City/Town
Waterbodies
Property Outline
NEWFOUND
GOLD CORP
Queensway Project, NL, Canada
1st Derivative of Chargeability from 2021 Geophysical Survey
1:700,000
UTM N83 Zone 21
May 2024
0
20
Kilometers
APEX
GEOSCIENCE

18 April 2024	117

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Also in 2023, Fathom Geophysics completed an in-depth interpretation of the previously collected 2017 CGG airborne magnetics and electromagnetics data. This interpretation included a property-wide geological interpretation (Figure 9.13) and the suggestion of multiple geophysics-based exploration targets including the “Golden Elbow” target area to the Southeast of Eastern Pond, in Queensway South. Following this interpretation and targeting, Techno Imaging LLC completed a 3D inversion of a 650 line-km section of the Golden Elbow area. Deliverables from this process included 3D models of chargeability, conductivity, and magnetic susceptibility all of which helped to delineate major lithological units and their geometry and physical characteristics.

To date in 2024 and as of the effective date of this report, Rosor Exploration completed a drone-based magnetics survey over the Greenwood and Bernards Pond areas, covering roughly 1,470 line-km. Once completed, the data was transferred to PGW geophysics where it was merged with the previous two magnetics surveys conducted in the Queensway South area in 2023. Final deliverables from this survey included various merged computationally derived derivatives of the magnetics data and a 3D magnetic susceptibility model created through inversion techniques.

The compilation, interpretation, and modelling of NFG geophysical data and information has enabled the Company to prepare a lithological and structural foundation for the Queensway Property which can assist with current prospect characterization and to identify new target areas for future exploration.

9.9	Seismic Survey

During 2023, NFG initiated a 3D seismic survey covering a 47 km2 block (5.8 km by 8.0 km) along the larger extent of the Appleton and JBP fault zones (Figure 9.14). The seismic survey and interpretation were completed by HiSeis of Subiaco, Australia. The survey encompassed the major known mineralized zones including the Keats, Keats West, Iceberg, Golden Joint, and Lotto prospects.

The 3D seismic technology’s acquisition phase utilized over 20,000 energy source points spaced at 12.5 m intervals along 260 km of source lines, as well as approximately 25,000 geophone receiver stations. Source lines were spaced at 100 m intervals and perpendicular receiver lines were constructed at 100 m interims to optimize resolution from 200-1,000 m in depth, with good resolution intended to penetrate to 3,000 m (Figure 9.15; New Found Gold Corp., 2023c).

The preliminary 3-D cube seismic interpretation outlines structures and geological features to a depth of approximately 2.5 km (New Found Gold Corp., 2024e). The structural geology aligns with known drill-defined gold-bearing structures closer to surface and illustrates the potential for additional lineaments that could represent new and untested structures. Preliminary cross-section interpretations, which use pre-stack depth migration and Pseudo Relief, for the Keats and Lotto prospects are presented in Figure 9.15. The figures illustrate the AFZ, the KBFZ, and other more shallowly dipping structures (e.g., Glenwood Shear).

18 April 2024	118

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 9.13 Lithological and structural geophysical interpretation for the Queensway Property (Source: Fathom, 2023).

Legend
Property Boundary
Lithological Interpretation
Gander Group
Intrusion
Transported Cover
Gander River Ultramafic Complex
Hunts Cove Formation - Lower
Hunts Cove Formation - Upper
Outflow Formation - Package 1
Outflow Formation - Package 2
Outflow Formation - Package 3
Outflow Formation - Package 4
Ten Mile Lake Formation
Badger Group
Mount Peyton Intrusive Suite
Great Bend Complex - Mafic & Ultramafic
Spruce Brook Formation
Structural Interpretation
NNW faults
NE faults - Major
NE faults - Minor
N faults - Major
N faults - Minor
ENE faults - Minor
ENE faults - Major
ESE faults - Major
ESE faults - Minor
Contact - Major
Contact - Minor
Interpreted Structures from
Geophysics at the Queensway Project
Fathom Geophysics, 2023
0
10
20
30 km
NAD83 / UTM zone 21N
620000
640000
660000
680000
5460000
5440000
5420000
5400000
5380000
5360000

18 April 2024	119

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 9.14 Three-dimensional seismic survey source lines across the Appleton and Joe Batt’s Pond fault zones (AFZ and JBP) (Source: NFG, 2024).

18 April 2024	120

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 9.15 Preliminary 3-D cube cross-section interpretation using pre-stack depth migration and Pseudo Relief (orientation is looking north; Source: NFG, 2024).

A) Preliminary Keats-Coke prospects 3-D cube cross-section interpretation.

COKES
KEATS
-200m
-400m
-600m
-800m
-1000m
-1200m
GLENWOOD SHEAR
APPLETON FAULT ZONE
APPLETON PARALLEL FAULT
KEATS-BASELINE FAULT ZONE
Defined Shear Zone
Define Au Vein
Interpreted Major Structure
Interpreted Fault

B) Preliminary Lotto-Monte Carlo prospects 3-D cube cross-section interpretation.

MONTE CARLO
LOTTO
-200m
-400m
-600m
-800m
-1000m
-1200m
GLENWOOD SHEAR
APPLETON FAULT ZONE
APPLETON PARALLEL FAULT
Defined Shear Zone
Define Au Vein
Interpreted Major Structure
Interpreted Fault

18 April 2024	121

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Currently, the final phase of the 3D program, which consists of final interpretations, is underway. Based on the initial results of the seismic survey, NFG has initiated a deep drilling program intended to confirm the structures identified in the seismic data.

9.10	Satellite Imagery and Digital Elevation Models

High resolution satellite imagery is useful for supporting the development of a detailed Graphical Information System database for the project, including field mapping activities.

In 2018, NFG contracted Pacific Geomatics Ltd. to use satellite imagery to create natural and false colour infrared images of the entire Queensway Project area with a pixel resolution of 30 cm in QWN and 50 cm in QWS and TP.

In 2021, multispectral satellite imagery for the southern portion of QWS was obtained from Digital Globe by Perry Remote Sensing LLC. The original plan was to acquire multispectral imagery for the entire Queensway Project area; but this was postponed due to cloud cover conditions and the onset of greening of trees and other vegetation in late Spring. Perry Remote Sensing was able to acquire good multispectral images, at a pixel resolution of 50 cm, over the southern half of QWS and is currently analyzing these to define alteration mineral assemblages that can be checked by ground reconnaissance and to generate exploration targets.

With respect to digital elevation models (DEM), a by-product of the CGG 2018, 2020 and 2021 geophysical surveys and data acquisition included a digital terrain model for the area covered by the survey. In 2021, RPM Aerial Services performed a helicopter-based LiDAR survey of the QWN area and, at the same time, acquired high resolution digital images that will improve the project’s GIS data base and its mapping activities.

In 2023, Eagle Mapping Ltd. conducted a property-wide high-resolution airborne LiDAR and imagery survey covering a roughly 2,970 square-km area (Figure 9.16. Deliverables for this survey included precision LiDAR and orthophoto images which aided in regional structural interpretation, geomorphology studies, outcrop identification and target generation for future prospecting, soil sampling and drilling.

18 April 2024	122

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 9.16 2023 LiDAR Bare Earth image over the Queensway Property.

620000
640000
660000
680000
5460000
5440000
5420000
5400000
5380000
5360000
Bare Earth Hillshade of the Queensway Project
Eagle Mapping, 2023
0
10
20
30 km
NAD83 / UTM zone 21N

18 April 2024	123

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10	Drilling

To the Effective Date of this report, NFG has completed a total of 2,304 diamond drillholes for a total of 542,233 m at the Queensway Property (Table 10.1). The location of 2019-2024 drillholes is presented in Figure 10.1. A summary of drill core sample gold assays used to document the text in this section, for each drilled prospect, is presented in Table 10.2.

A general summary of the NFG-defined gold prospects associated with the 2019-2024 drill programs is presented in Section 7.3, Significant Mineralized Zones. Since NFGs previous technical report (effectively dated January 24, 2023) and within the 2023 and early 2024 drill programs, NFG has either discovered-by-drilling, or drill-advanced, the following gold prospects:

•	Queensway North Prospect Drilling Updates: Cokes, Dome, Gander Outflow, Golden Bullet, Golden Joint, K2, Keats, Keats North, Keats South, Keats West, Knob-Rocket, Little Zone, Lotto, Lotto North, Monte Carlo, Pocket Pond, H Pond, Road, and TCH-TCW prospects.
•	Queensway North Drilling Discoveries: Everest, Honeypot, Iceberg, Iceberg Alley, Iceberg East, Jackpot, and Powerline prospects.

•	Queensway South Drilling Discoveries: Nebula, Astronaut and Nova (part of Paul’s Pond), Devil’s Trench, Devils Pond South, and Camp prospects.

•	Queensway South Prospect Drilling Updates: Aztec, Eastern Pond, Greenwood Pond #2, Paul’s Pond, and Goose.

•	VOA Option Drilling Discoveries: 69 Zone, Bigger Vein 2, Hank 1, Hank 2, Home Pond, and Karate Chop South.

The intent of this section is to describe the drilling procedures and core sampling and summarize all prospects that are material to the Issuer with emphasis on the prospects listed above. The prospect drill results are grouped and discussed in the text that follows by the block in which they occur (QWN, QWS, VOA, and Twin Pond blocks). Finally, this section describes NFGs recent definition of the Appleton Fault Zone Mineralized Envelope.

In addition to the drill results presented and discussed by prospect in this section, NFG conducted exploratory drill programs at the Bigger Vein 1, BD Pond, Fork in the Road, Gambit, Hank 3, King’s Point, K2 West, Lonely Mountain, Mars, Golden Elbow, Till Raft, and Potato Trench prospects. The results of these drill programs are not material to the Company currently, and therefore, are not discussed in the text that follows.

18 April 2024	124

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.1 Drill collar locations from NFG’s drilling programs completed at the Queensway Property. Select NFG gold prospects are also shown.

600000
620000
640000
660000
680000
700000
5460000
5440000
5420000
5400000
5380000
5360000
N
Lewisporte
Botwood
Bishops Falls
Grand Falls-Windsor
Glenwood
Gander
Hank 1
Lotto
K2
Pocket Pond
Iceberg
Keats
Cokes
Astronaut/Nova
Greenwood Pond #2
Bernard's Pond
Eastern Pond
Legend
Property Boundary
VOA Optioned Licenses
Waterbodies
Watercourse
Road
City/Town
Drillhole: Year
2019
2020
2021
2022
2023
2024 (up to April 18th)
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Diamond Drillhole Collars at the Queensway Property
1:750,000
UTM N83 Zone 21
May 2024
0
20
km
APEX GEOSCIENCE

18 April 2024	125

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.1 Summary of drillholes from NFG’s diamond drilling program.

A) Queensway North		2019		2020		2021		2022		2023		Jan 1 - Apr 18 2024		Total	
Prospect	**Block**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**
798	QWN					2	469							2	469
1744	QWN	2	522			23	7,066	3	1,398					28	8,986
Big Dave	QWN							24	7,792					24	7,792
Cokes	QWN					11	3,395	19	5,313	38	6,243	7	665	75	15,616
Dome	QWN	2	116	5	993	5	1,107	13	4,117	4	1,212			29	7,545
Everest	QWN							15	4,594	14	3,643			29	8,237
Gambit	QWN									3	552			3	552
Gander Outflow	QWN							2	1,345			10	1,760	12	3,105
Glass	QWN	4	879					2	679					6	1,558
Golden Bullet	QWN							1	572	2	634			3	1,206
Golden Joint	QWN					49	16,018	30	8,179	38	5,232			117	29,429
Grouse	QWN					4	914	12	1,506					16	2,420
H Pond	QWN									4	1,373			4	1,373
Honeypot	QWN							10	2,611	27	4,851	8	1,292	45	8,754
Iceberg	QWN					4	1,365	8	1,847	116	29,024			128	32,236
Iceberg Alley	QWN									27	3,673	8	1,696	35	5,369
Iceberg East	QWN							6	1,774	89	16,760	4	2,717	99	21,251
Jackpot	QWN							10	2,952	60	10,783	5	1,379	75	15,114
K2	QWN					5	1,129	17	4,477	103	17,426	23	4,438	148	27,471
K2 West	QWN									5	1,030			5	1,030
Keats	QWN	2	469	41	8,370	196	51,262	85	24,445	38	7,661			362	92,208
Keats North	QWN							74	20,141	48	6,779			122	26,920
Keats South	QWN					10	4,081	47	24,461	25	5,006	1	3	83	33,552
Keats West	QWN					2	748	67	14,127	86	15,201	8	697	163	30,774
Kings Point	QWN									5	787			5	787
Knob	QWN					10	1,753	12	2,115					22	3,868
Litle Zone	QWN			6	769					19	3,881	3	1,272	28	5,922
Lonely Mountain	QWN									3	567			3	567
Lotto	QWN			13	3,032	45	13,405	35	8,797	4	1,018			97	26,252
Lotto North	QWN					4	674	41	10,016	33	7,248	2	931	80	18,868
Monte Carlo	QWN							21	4,664	79	16,440	8	2,205	108	23,309
Pocket Pond	QWN					42	9,677	4	1,052	8	1,789			54	12,518
Powerline	QWN					3	595	3	693	38	7,537			44	8,826
Road	QWN			2	429	1	284	3	819	9	2,121	12	2,135	27	5,789
Rocket	QWN					2	492	29	6,064	5	769	6	950	42	8,275
TCH	QWN					2	449	25	8,161					27	8,609
TCW	QWN							14	3,321	8	2,210			22	5,531
Whiskey Pocket	QWN					4	969	5	1,921					9	2,891
	Totals	**10**	**1,985**	**67**	**13,593**	**424**	**115,852**	**637**	**179,954**	**938**	**181,451**	**105**	**22,143**	**2,181**	**514,978**

B) Queensway South		2019		2020		2021		2022		2023		Jan 1 - Apr 18 2024		Total	
Prospect	**Block**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**
Astronaut	QWS							2	718	8	2,117			10	2,835
Aztec	QWS							2	739					2	739
Devil's Pond S/Camp	QWS							3	438			6	1,458	9	1,896
Devil's Trench	QWS							4	551					4	551
Eastern Pond	QWS							1	407	9	1,934			10	2,341
Golden Elbow	QWS									3	906			3	906
Goose	QWS							5	743					5	743
Greenwood	QWS							6	756					6	756
Mars	QWS											8	871	8	871
Nebula	QWS							2	448	4	690			6	1,138
Nova	QWS							4	1,103	7	1,118			11	2,221
Paul's Pond	QWS							4	1,352	3	900			7	2,252
Potato Trench	QWS											5	1,096	5	1,096
Till Raft	QWS									3	714			3	714
	Totals	**0**	**0**	**0**	**0**	**0**	**0**	**33**	**7,255**	**37**	**8,379**	**19**	**3,425**	**89**	**19,059**

C) VOA Option areas		2019		2020		2021		2022		2023		Jan 1 - Apr 18 2024		Total	
Prospect	**Block**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**
69 Zone	VOA									4	972			4	972
BD Pond	VOA									1	350			1	350
Bigger Vein	VOA									2	700			2	700
Bigger Vein 2	VOA									1	600			1	600
Fork in the Road	VOA									2	285			2	285
Hank 1	VOA									7	1,360			7	1,360
Hank 2	VOA									1	441	1	402	2	843
Hank 3	VOA									2	507			2	507
Home Pond	VOA									3	515			3	515
Karate Chop South	VOA									3	555			3	555
	Totals	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**26**	**6,285**	**1**	**402**	**27**	**6,687**

D) Twin Ponds		2019		2020		2021		2022		2023		Jan 1 - Apr 18 2024		Total	
Prospect	**Block**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**	**No. of Holes**	**Length (m)**
Twin Ponds	TP							7	1,508					7	1,508

	2019		2020		2021		2022		2023		Jan 1 - Apr 18 2024		Total	
Queensway Property Totals	**10**	**1,985**	**67**	**13,593**	**424**	**115,852**	**677**	**188,717**	**1,001**	**196,115**	**125**	**25,970**	**2,304**	**542,233**

18 April 2024	126

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.2 Summary of drill core sample gold assays.

18 April 2024	127

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.1	Drilling Procedures and Core Sampling

In 2019, NFC commissioned New Valley Drilling Co. of Springdale, NL, who utilized four drill rigs that included EF-50 and A5 skid-mounted drill rigs and a track-mounted CS-1000 drill rig. In February 2021, NFG commissioned Rally Drilling Services (Rally) of Sussex, NB to conduct drilling at the Queensway Property in conjunction with New Valley Drilling. Rally utilized HTM2500, B20, EF-50 and U6 skid-mounted Marcotte htm2500 rigs, and a skid-mounted CS-1000 rig. A barge-mounted drill was implemented by NFG on October 8, 2022. The barge drill tested the top portion of Golden Joint prospect that occurs under North Hermans Pond. The barge drill also tested a portion of the Keats prospects under the South Hermans Pond. In 2023, NFG commissioned Rock Valley Drilling for all regional QWS drilling and in early 2024, reduced to utilizing Rally only for all drilling. No assays have been received to date. All drill rigs were equipped to, and drilled, HQ size core.

Excavators were used to clear drill sites and move the rigs. Collars were foresighted using RTK GPS receivers and marked with pickets. Drillhole orientations were measured with a TN14 gyrocompass. Core is collected twice daily by NFG personnel. All completed holes were plugged and marked with a metal post to identify the collar locations. Downhole azimuth and dip data were collected by the drill crews, using the Reflex EZ-Trac. Surveying started at 15 m past the drill casing and at 50 m intervals downhole. An exit survey was completed at 15 m intervals upon completion of the hole.

A tabulation of drillhole collar locations, collar elevation, hole orientation at the collar, and depth for all holes drilled by NFG up to Effective Date of this technical report, is presented in Table 10.3.

With respect to drillhole orientations, and based on a review of 2,318 drillhole collars,

•	The collar elevations vary from 22 m to 179 m above sea level with an average of 81 m above sea level.

•	The azimuth of the drillholes was completed at all orientations; most of the drillholes fall within the 281° to 320° bin with an overall average of 221° (Figure 10.2a).

•	The dip varies from -90° to -42°; most of the drillholes were drilled with a dip of -45° with an overall average of 49.8°.

•	The depth of the drillholes varies from 3 m to 1,121 m; the majority of the drillholes are <600 m deep with an average total depth of 234.4 m (Figure 10.2b).

A large portion of the drillholes is angled perpendicular to the strike and dip of the major fault zones (AFZ and JBPFZ) and their corresponding offshoot faults (e.g., KBFZ).

18 April 2024	128

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.2 Histograms of drillhole orientations and end of hole depths.

A)	Histogram of drillhole orientations, azimuth degrees.

B)	Histogram of drillhole end of hole depths, metres.

18 April 2024	129

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.3 Description of NFG drillholes at the Queensway Gold Project.

18 April 2024	130

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.3, continued.

18 April 2024	131

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.3, continued.

18 April 2024	132

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.3, continued.

18 April 2024	133

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.3, continued.

18 April 2024	134

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.3, continued.

18 April 2024	135

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

The orientation of the hole relative to the dominant plane of mineralization allows the calculation of the ratio of the true width (perpendicular to mineralization) to the down-hole length. Where the orientation of the faults/veins is known, the ratio of true width to down-hole length is reported. For prospects where the orientation of mineralization has not yet been determined with confidence, the ratio of true width to down-hole length is reported as unknown. The drill core was logged and sampled by NFG geologists in NFG’s core logging facility in Gander, NL. The core samples were cut or split on-site, and half-core samples were placed into sealed sample bags in preparation for shipment to the laboratories for analytical assay test work, as follows:

•	Starting with the initial drill program in 2019, the half-core samples were prepared at ALS Minerals (ALS) in Sudbury, ON, Thunder Bay, ON, Timmins, ON, Winnipeg, MB and Moncton, NB or to Eastern Analytical Ltd. (Eastern Analytical) in Springdale, NL. The pulps prepared by ALS were shipped to ALS Vancouver (ALS), BC, for analysis via standard 30-g fire assay or screen metallic fire assay. The pulps shipped to Eastern Analytical were analyzed via standard 30-g fire assay or screen metallic fire assay.

•	In May 2022, NFG initiated a trial of the Chrysos PhotonAssayTM non-destructive method for gold analysis at MSALABS in Val-d’Or, QC, in conjunction with follow-on screen metallic fire assay or standard 30-g fire assay method at ALS Minerals in Vancouver for assay comparison.

•	Since May 2022, NFG only submits core samples for gold assay to ALS and MSALABS. In addition to gold assays, all samples prepared at ALS or MSALABS are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) and a specific gravity pycnometry method (ALS method code OA-GRA08b) at ALS Vancouver. Details of analytical methods and quality assurance-quality control procedures are presented in Section 11.

•	In February 2024, all gold determinations were completed by either ALS or MSALABS utilizing the Chrysos Photon AssayTM method.

Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4 m consecutive dilution when at depths above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Prior to this date, all composites allowed for 2 m consecutive dilution. Prior to February 18, 2022, all composite intervals were selected visually. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

NFG commissioned DGI Geoscience to collect optical televiewer (OTV) and acoustic televiewer (ATV) images to provide high resolution digital information on the orientations of faults, fractures, and veins. At the Effective Date of this report, 1,713 holes had OTV and ATV images. Televiewer images could not be acquired in holes in which the hole walls had collapsed or were unstable or the water was too murky. Natural gamma and gamma-gamma density probes were added later during the program, and not run on every hole. By the effective date of this report, natural gamma logs were available for 1,713 holes and gamma-gamma density logs for 231 holes and these probes are no longer incorporated within the current drill programs.

18 April 2024	136

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Petrophysical hyperspectral logging measurements are completed on drill core using TerraSpec’s HALO mineral identification system to provide information on mica minerals (i.e., muscovite or phengite) as an indication of proximity to veins or mineralized fault zones, and sufficient reason to continue drilling.

The QP has reviewed NFG’s drillhole and drill core gold assay databases. The analytical work was conducted by reputable and accredited laboratories and the QP has validated the assay results versus the laboratory certificates. Hence, the QP is not aware of any drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the drillhole locations or the gold assay data.

Currently, core samples from 2,275 out of 2,304 drillholes have certified assay results as received by NFG from the labs. Assay results for the remaining 29 drillholes are still pending. Drillholes with assay results are tagged in Appendix 1.

NFG’s drill core assay results are presented in sub-sections 10.2 to 10.5 below for gold prospects within the Queensway North, Queensway South, VOA Option, and Twin Ponds blocks, respectively. For each prospect, the QP has summarized the drilling exploration work that was completed and summarizes the gold assay dataset of each gold prospect.

With respect to core intersections of note, the QP provides a summary of the higher-grade intervals that are reported within the context of a lower grade intersection. These intercepts have been captured from NFG News Releases (New Found Gold Corp. 2020a-e, 2021a-s, 2022b-x, and 2023d-o) and verified by the QP in the laboratory certificates. Please note that all relevant assay value analytical results are presented as “core interval apparent widths”. NFG has calculated true widths for most of the Company’s disclosed core lengths.

10.2	Queensway North Block Prospects

Drilling at QWN was initiated in 2019, with 55 prospects now drill tested as of 18 April 2024. A total of 514,978 m within 2,181 holes have been drilled at QWN from 2019 to the Effective Date of this report. The QWN gold prospects are located either along the AFZ or along the JBPFZ (Figure 10.1; Figure 10.3). The drill-tested prospects within the QWN block are described in the text that follows.

18 April 2024	137

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.3 Gold vein surface intersections for prospects along the Appleton and Joe Batt’s Pond fault zones in the Queensway North block (Source: NFG, 2024).

Gander River
BIG DAVE
APPLETON FAULT ZONE
1744
H POND
K2
JACKPOT
VEGAS
LOTTO
NORTH
JBP FAULT ZONE
MONTE
CARLO
LOTTO
GLENWOOD SHEAR ZONE
POWERLINE
DOME
ICEBERG
ALLEY
POCKET POND
GOLDEN
JOINT
LITTLE
ROAD
KEATS-BASELINE FAULT ZONE
KEATS
WEST
KEATS
NORTH
ICEBERG EAST
COKES
ICEBERG
KEATS
TCW
421
TCH
APPLETON FAULT ZONE
BULLET
ROCKET
KNOB
GROUSE
QWN PLAN MAP
Deformation Zone
Au Associated Fault Interpreted
Au Vein Surface Intersection
Trans-Canada Highway
Greywacke
Shale
NFGC Collar with Assays
Received by Effective Date
Waterbody
0
500
1,000m

18 April 2024	138

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.4 Drillhole collar locations along the Joe Batt’s Pond Fault Zone (Queensway North).

662000
664000
666000
5432000
5430000
5428000
N
798
1744
Whiskey Pocket
Glass
H Pond
JOE BATTS POND FAULT ZONE (JBPFZ)
Pocket Pond
Legend
Property Boundary
Fault Zone
Waterbodies
Drillhole by Prospect
Whiskey Pocket
Pocket Pond
H Pond
Glass
798
1744
Other
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Drillhole Locations for the JBPFZ Area Prospects
1:50,000
UTM N83 Zone 21
May 2024
0
1,000
Meters
APEX GEOSCIENCE

18 April 2024	139

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.2.1	798 Gold Prospect

The 798 Zone is located at the north end of the JBPFZ in QWN (Figure 10.4). Two HQ-size diamond drillholes were drilled at the 798 prospect by NFG in 2021 to test gold mineralization. The two holes totalled 469 m in length (Table 10.1). Currently, all assay results from the 798 Zone have been received. The QPs review of the gold analytical results for 127 total assays shows that all analytical results were lower than 1 ppm Au, with a maximum of 0.297 ppm Au and an average of 0.01 ppm Au.

10.2.2	1744 Gold Prospect

The 1744 prospect is located at the north end of the JBPFZ in QWN, 2.7 km north-northeast of the Pocket Pond prospect and 7.9 km northeast of the Keats prospect (Figures 10.3 and 10.4). A total of 28 drillholes totaling 8,986 m were drilled in 1744 and 4,848 core samples have been assayed. The QPs review of the gold analytical results for the 4,848 samples shows:

•	4,731 analytical results (97.59%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.05 ppm Au.
•	96 analytical results (1.98%) were between 1 and 5 ppm Au, with an average of 2.05 ppm Au.
•	17 analytical results (0.35%) were between 5 and 25 ppm Au, with an average of 10.79 ppm Au.
•	3 analytical results (0.06%) were between 44.37 and 68.20 ppm Au, with an average of 52.52 ppm Au.
•	1 analytical result (0.02%) returned 105.82 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 10.4.

Table 10.4 Select drillhole assay intercepts for the 1744 prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	140

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

The drilling has defined a zone of gold mineralization with a strike length of 255 m and a depth of at least 210 m (Figure 10.5 and Figure 10.6). Further work is required to define mineralization, but preliminary interpretation suggest that gold may be hosted in two subparallel zones that dip steeply toward the northwest. These zones consist of discrete domains of brittle deformation associated with folding within a green siltstone unit. Gold is hosted in irregular massive to vuggy stylolitic veins with trace pyrite, chalcopyrite, arsenopyrite and boulangerite and has the same NH4 muscovite alteration signature seen elsewhere along the AFZ.

Figure 10.5 Plan view of 1744 prospect with assays above 0.5 ppm Au projected to surface (Source: NFG, 2024).

18 April 2024	141

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.6 Longitudinal section through the 1744 and Glass prospects, vertically oriented, looking northwest (Source: NFG, 2024).

A
SW
A'
NE
NFGC-21-207
19.7 g/t Au / 2.45m
NFGC-21-195
16.7 g/t Au / 2.80m
NFGC-21-180
31.9 g/t Au / 2.05m
NFGC-21-202
17.1 g/t Au / 2.05m
NFGC-19-05
3.91 g/t Au / 6.00m
NFGC-21-452
5.06 g/t Au / 2.70m
OPEN
OPEN
1744 LONG SECTION MAP
NFGC DDH Intercept
Au Grade (g/t)
Length (m)
Drilled Area Au Intercept
Drilled Area No Significant Value
Overburden
POCKET POND
GLASS
1744
700m
5km

18 April 2024	142

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.2.3	Big Dave Gold Prospect

Big Dave is located east of the AFZ in QWN, 4.5 km west of the 1744 prospect (Figures 10.3 and 10.7). Currently, 7,970 core samples from Big Dave have been assayed. The mineralization at Big Dave is hosted in siltstone to the east of the AFZ and the main gold trend although irregular strikes approximately north-south and dips moderately west at 60°.

The QPs review of the gold analytical results for the 7,970 samples assayed shows:

•	7,933 analytical results (99.54%) were lower than 1 ppm Au, with a maximum of 0.98 ppm Au and an average of 0.01 ppm Au.
•	34 analytical results (0.5%) were between 1.05 and 4.62 ppm Au, with an average of 1.99 ppm Au.
•	3 analytical results (0.04%) were between 7.31 and 10.75 ppm Au, with an average of 8.81 ppm Au.

Significant drill intercepts at the Big Dave prospect, as reported by NFG, are presented in Table 10.5.

Table 10.5 Select drillhole assay intercepts for the Big Dave prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

10.2.4	Cokes Gold Prospect

NFG 2021-2024 grid and targeted drilling has successfully expanded the Cokes prospect, a historic showing located 300 m southwest of Keats West on the west side of the AFZ (Figures 10.3 and 10.8). As of the Effective Date of this report there are 75 drillholes at Cokes totaling 15,616 m (Table 10.1).

The Cokes prospect consists of two gold mineralized structures. One has formed at the contact between a massive bed of greywacke and a domain of black siltstone that forms the northwest limb of an open, gently southwest plunging syncline. The second, having a similar trend, located 200 m to the north, is a shear structure that strikes approximately east-west and gently dips to the south-southeast at a similar dip angle of 30° to the neighbouring Keats West Zone.

18 April 2024	143

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.7 Drill collar locations at the Big Dave and Lonely Mountain prospects.

659600
660000
660400
660800
661200
661600
5432000
5431600
5431200
5430800
5430400
5430000
N
APPLETON FAULT ZONE (AFZ)
Big Dave
Lonely Mountain
Legend
Drillhole by Prospect
Big Dave
Lonely Mountain
Other
Property Boundary
Fault Zone
Waterbodies
NEWFOUND
GOLD CORP
Queensway Project, NL, Canada
Drillhole Locations for the Big Dave and Lonely Mountain gold prospects
1:15,000
UTM N83 Zone 21
May 2024
0
480
Meters
APEX
GEOSCIENCE

18 April 2024	144

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.8 Drill collar locations at the Cokes, Keats, Keats North, Keats South, and Keats West prospects, Queensway north block.

Keats West
Keats North
Cokes
Iceberg
Keats
Keats South
KEATS-BASELINE FAULT ZONE
APPLETON FAULT ZONE
657000
657500
658000
658500
659000
5428500
5428000
5427500
5427000
5426500
Legend
Property Boundary
Fault Zone
Waterbodies
Road
Drillhole by Prospect
Cokes
Iceberg
Keats
Keats North
Keats South
Keats West
Other
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Drillhole Locations for the Cokes, Keats, Keats North, Keats South, Keats West and Iceberg Prospects
1:15,000
UTM N83 Zone 21
May 2024
0
500
Meters
APEX GEOSCIENCE

18 April 2024	145

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Mineralization at Cokes is typically characterised by stockwork-style quartz veining that is hosted by interbedded siltstone and greywacke.

Currently, 15,865 core samples from Cokes have been assayed. The QPs review of the gold analytical results for the 15,865 samples assayed shows:

•	15,476 analytical results (97.54%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.06 ppm Au,
•	350 analytical results (2.21%) were between 1 and 4.88 ppm Au, with an average of 2.10 ppm Au.
•	37 analytical results (0.23%) were between 5.01 and 24.23 ppm Au, with an average of 7.81 ppm Au.
•	2 analytical results (0.01%) returned 60.94 ppm Au and 68.20 ppm Au.

Significant drill intercepts at the Cokes prospect, as reported by NFG, are presented in Table 10.6.

Table 10.6 Select drillhole assay intercepts for the Cokes prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	146

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.2.5	Dome Gold Prospect

The Dome prospect is located on the east side of the AFZ in QWN between the Golden Joint and Lotto prospects, 3.4 km southwest of Big Dave (Figure 10.3; Figure 10.9). Currently, 24 drillholes totaling 7,792 m have been drilled at the Dome prospect and 7,386 core samples from Dome have been assayed. The QPs review of the gold analytical results for the 7,386 samples assayed shows:

•	7,327 analytical results (99.20%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.03 ppm Au,
•	49 analytical results (0.66%) were between 1 and 4.60 ppm Au, with an average of 1.86 ppm Au.
•	8 analytical results (0.11%) were between 6.12 and 19.05 ppm Au, with an average of 9.34 ppm Au.
•	2 analytical results (0.03%) returned 38.70 ppm Au and 162.50 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 10.7. The drill results suggest that the mineralized trend dips at 70° in the 160° direction and is associated with brittle faulting and massive to stylolitic vuggy quartz-carbonate veining like the other AFZ prospects. Dome mineralization has been drill tested over a strike length of 420 m and to a depth of 150 m, it is open at depth. The mineralization has an apparent plunge of 30° toward the southwest (Figure 10.10; Figure 10.11). NFG drilling extended its strike length of Dome to over 400 m where it is interpreted to interact with Golden Joint prospect before terminating at the AFZ (New Found Gold Corp., 2023).

Table 10.7 Select drillhole assay intercepts for the Dome prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	147

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.9 Drill collar locations at the Dome, Golden Joint, K2, K2 West, Little Zone, Lotto, Lotto North, Monte Carlo, Road, and Powerline prospects, Queensway North block.

658000
659000
5429800
5429100
5428400
K2
K2 West
APPLETON FAULT ZONE (AFZ)
Lotto North
Monte Carlo
Powerline
Lotto
Dome
Road
Little Zone
Golden Joint
Legend
Property Boundary
Fault Zone
Waterbodies
Drillhole by Prospect
Dome
Golden Joint
K2
K2 West
Little Zone
Lotto
Lotto North
Monte Carlo
Powerline
Road
Other
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Drillhole Locations for the Dome, Golden Joint, K2, K2 West, Little Zone, Lotto, Lotto North, Monte Carlo, Powerline and Road Prospects
1:15,000
UTM N83 Zone 21
May 2024
0
500
Meters
APEX GEOSCIENCE

18 April 2024	148

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.10 Plan view of the Road, Dome, Golden Joint, Lotto, Lotto North, and Zone 36 prospects with assays above 0.5 ppm Au projected to surface (Source: NFG, 2024).

BLACK SHALE
GLENWOOD SHEAR ZONE
VEGAS
MONTE CARLO
NFGC-22-788
16.1 g/t Au / 5.30m
NFGC-22-690
37.4 g/t Au / 2.10m
NFGC-22-1009
10.5 g/t Au / 2.45m
12.2 g/t Au / 2.00m
NFGC-22-661
33.8 g/t Au / 2.35m
NFGC-23-1156
1.64 g/t Au / 9.95m
LOTTO NORTH
NFGC-23-1112
1.49 g/t Au / 13.15m
LOTTO
NFGC-22-552
89.5 g/t Au / 2.00m
NFGC-22-673
152 g/t Au / 3.85m
NFGC-21-201
150 g/t Au / 11.50m
NFGC-23-1535
16.5 g/t Au / 7.40m
NFGC-23-1681
16.6 g/t Au / 2.00m
APPLETON FAULT ZONE
SHALE
KEATS-BASELINE FAULT ZONE?
DOME
NFGC-23-1597
21.9 g/t Au / 2.15m
NFGC-23-1999
19.4 g/t Au / 2.00m
NFGC-23-1585
67.5 g/t Au / 2.65m
NFGC-19-03
16.5 g/t Au / 6.10m
ICEBERG ALLEY
NFGC-21-462
69.2 g/t Au / 14.15m
NFGC-22-844
21.1 g/t Au / 7.65m
NFGC-21-241
430 g/t Au / 5.25m
GREYWACKE
GOLDEN JOINT
ROAD
NFGC-23-1528
2.46 g/t Au / 12.00m
NFGC-23-1482
24.0 g/t Au / 2.10m
66.2 g/t Au / 2.65m
NFGC-23-1501A
4.91 g/t Au / 8.05m
NFGC-23-1559
14.4 g/t Au / 2.50m
NFGC-23-1549
3.98 g/t Au / 8.15m
KEATS-BASELINE FAULT ZONE
NFGC-23-1123
26.6 g/t Au / 2.15m
NFGC-23-1975
1.85 g/t Au / 10.60m
ICEBERG EAST
GOLDEN JOINT - LOTTO NORTH PLAN MAP
Deformation Zone
Au Vein Surface Intersection
Greywacke
Shale
Previous Assays Reported
Au Grade (g/t)
0.3 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY NORTH
AFZ NORTH
NEWFOUND GOLD CORP
0
200m

18 April 2024	149

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.11 Longitudinal section through the Golden Joint, Dome, Lotto, and Lotto North prospects, vertically oriented, looking northwest (Source: NFG, 2024).

A
A'
NFGC-23-1597
21.9 g/t Au / 2.15m
NFGC-23-1482
24.0 g/t Au / 2.10m
66.2 g/t Au / 2.65m
NFGC-22-766
50.3 g/t Au / 2.45m
NFGC-21-401
85.8 g/t Au / 3.85m
NFGC-21-241
430 g/t Au / 5.25m
NFGC-23-1123
26.6 g/t Au / 2.15m
NFGC-21-462
40.4 g/t Au / 4.95m
118 g/t Au / 6.60m
NFGC-22-844
21.1 g/t Au / 7.65m
NFGC-20-66
1.76 g/t Au / 8.95m
NFGC-23-1999
19.4 g/t Au / 2.00m
NFGC-19-03
38.0 g/t Au / 2.60m
NFGC-22-673
152 g/t Au / 3.85m
NFGC-21-201
19.1 g/t Au / 2.60m
150 g/t Au / 11.50m
NFGC-21-100
106 g/t Au / 5.25m
NFGC-21-311
76.8 g/t Au / 2.80m
NFGC-22-690
37.4 g/t Au / 2.10m
NFGC-22-788
16.1 g/t Au / 5.30m
NFGC-22-661
33.8 g/t Au / 2.35m
NFGC-21-386
68.3 g/t Au / 4.35m
NFGC-23-1585
67.5 g/t Au / 2.65m
NFGC-21-233
111 g/t Au / 2.65m
OPEN
OPEN
OPEN
0
-100
-200
-300
-400
-500
0
400
800
1200
1600
GOLDEN JOINT - LOTTO NORTH PLAN MAP
GROUSE
KNOB
ROCKET
TCH
KEATS SOUTH
KEATS
ICEBERG /KEATS NORTH
ICEBERG EAST /GOLDEN JOINT
ICEBERG ALLEY /DOME
LOTTO
LOTTO NORTH
JACKPOT
HONEYPOT
700m
6.4km

18 April 2024	150

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.2.6	Everest Gold Prospect

The Everest prospect is situated on the east side of the AFZ, 1.1 km northeast of the Lotto North showing (Figures 10.3 and 10.12). Currently, 29 drillholes totaling 8,237 m have been drilled at Everest. Grid drilling intersected significant gold mineralization that is spatially associated with a shear zone that proximal to the AFZ and possibly a splay to it (New Found Gold Corp., 2023g). Interpretation of the data from a small 2023 follow-up program suggests that mineralization is predominantly controlled by two discrete low angles southwest dipping brittle fault zones.

Currently, 8,179 core samples from Everest have been assayed.

The QPs review of the gold analytical results for the 8,179 samples assayed shows:

•	8,088 analytical results (98.91%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.03 ppm Au.
•	77 analytical results (0.94%) were between 1.02 and 5 ppm Au, with an average of 2.14 ppm Au.
•	9 analytical results (0.11%) were between 5.25 and 13.00 ppm Au, with an average of 7.34 ppm Au.
•	3 analytical results (0.04%) returned 44.23, 131.50, and 166.50 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 10.8.

Table 10.8 Select drillhole assay intercepts for the Everest prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	151

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.12 Drill collar locations at the Everest, Honeypot, and Jackpot prospects, Queensway North block.

659000
659500
5430500
5430000
N
Everest
Honeypot
Jackpot
APPLETON FAULT ZONE (AFZ)
Legend
Drillhole by Prospect
Everest
Honeypot
Jackpot
Other
Property Boundary
Fault Zone
Waterbodies
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Drillhole Locations for the Everest, Honeypot and Jackpot Prospects
1:8,000
UTM N83 Zone 21
May 2024
0
250
Meters
APEX GEOSCIENCE

18 April 2024	152

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.2.7	Gander Outflow Gold Prospect

Gander Outflow is located along the AFZ in QWN, 4 km southwest of the Keats prospect (Figures 10.3 and 10.13). Twelve drillholes have been drilled totaling 3,105 m (Table 10.1). Anomalous gold was intersected and corresponds to weak stockwork veining and minor brittle faulting hosted by interbedded siltstone and greywacke.

Currently, NFG has assayed a total of 2,836 core samples. The QPs review of the gold analytical results for the 607 assays received shows:

•	2,833 analytical results (99.89%) were below 1 ppm Au, with an average of 0.02 ppm au.
•	3 analytical results (1.10%) returned 1.08, 1.13, and 7.73 ppm Au.

10.2.8	Glass Gold Prospect

The Glass prospect is located at the north end of the JBPFZ in QWN, directly adjacent to the 1744 prospect (Figures 10.3 and 10.4). A total of 6 diamond drillholes have been drilled by NFG totaling 1,558 m. Currently, 1,085 core samples from Glass have been assayed. The QPs review of the gold analytical results for the 1,085 samples assayed shows:

•	1,076 analytical results (99.01%) were lower than 1 ppm Au, with a maximum of 0.96 ppm Au and an average of 0.01 ppm Au.
•	6 analytical results (0.93%) were between 1.06 and 4.18 ppm Au, with an average of 2.10 ppm Au.
•	3 analytical results (0.28%) were between 5.19 and 10.80 ppm Au, with an average of 7.50 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 10.9.

Table 10.9 Select drillhole assay intercepts for the Glass prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	153

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.13 Drill collar locations at the Gander Outflow, Knob, Kings Point, Golden Bullet, Rocket, TCH and TCW prospects, Queensway North block.

655000
655500
656000
656500
657000
657500
658000
658500
5427000
5426500
5426000
5425500
5425000
5424500
5424000
5423500
5423000
TCW
Rocket
TCH
Golden Bullet
Knob
Grouse
Gander Outflow
APPLETON FAULT ZONE (AFZ)
Kings Point
N
Legend
Property Boundary
Waterbodies
Fault Zone
Road
Prospect
Gander Outflow
Golden Bullet
Grouse
Kings Point
Knob
Rocket
TCH (Trans Canada Highway)
TCW (Trans Canada West)
Other Drillholes
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Drillhole Locations for the Gander Outflow, Golden Bullet, Grouse, Kings Point, Knob, Rocket, TCH and TCW Prospects
1:30,000
UTM N83 Zone 21
May 2024
0
800
Meters
APEX GEOSCIENCE

18 April 2024	154

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.2.9	Golden Bullet Gold Prospect

Golden Bullet is in QWN, approximately 1.5 km southwest of the Keats prospect on the east side of the AFZ (Figures 10.3 and 10.13). NFG has drilled 3 holes at Golden Bullet totaling 1,206 m. Currently, 1,266 samples for Golden Bullet have been assayed.

The QPs review of the gold analytical results for the 1,266 samples assayed shows:

•	1,261 analytical results (99.61%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.02 ppm Au,
•	5 analytical results (0.39%) were between 1 and 1.89 ppm Au, with an average of 1.33 ppm Au.

Recent modelling working incorporating historic drilling and trench data suggests that the Golden Bullet mineralization trends east west and is hosted by the siltstones that are 325 m east of the AFZ.

A plan view image of the Golden Bullet, which is shown in relation to Knob, Rocket, and other prospects, with assays above 0.5 ppm Au projected to surface is presented in Figure 10.14.

10.2.10	Golden Joint and Golden Joint Hanging Wall Gold Prospects

The Golden Joint prospect is located 1 km northeast of the Keats prospect on the east side of the AFZ in QWN (Figures 10.3 and 10.9). The initial 2021 diamond drillhole, NFGC-21-171, was collared at the EllieAnna trench and intersected significant gold mineralization which graded 10.12 ppm Au over 4.85 m, this discovery later becoming known as the Golden Joint Zone (Figure 10.10, Figure 10.11).

Subsequent drilling confirmed that mineralization at Golden Joint occurs in two structural settings: in the immediate footwall to the AFZ (Golden Joint), and in a more distal setting that is spatially associated with a thick, greywacke unit that has a northeast strike (Golden Joint Hangingwall, or Golden Joint HW). The Golden Joint Zone consists of a massive quartz vein with stylolitic and brecciated textures that lies in the footwall shales adjacent to the AFZ. It strikes approximately north (N5°E) and dips steeply to the west at 82° (Figure 10.10 and Figure 10.15).

The Golden Joint vein is associated with a brittle fault zone and other vein arrays and has been drill-defined over a strike length of 250 m and to a depth of 385 m. The Golden Joint vein true width typically ranges from less than 1 m to 5 m; however, its character can change along strike from a massive vuggy and stylolitic quartz vein to zones of brecciation and quartz veinlets. A high-grade segment of the Golden Joint structure plunges steeply to the northeast and is interpreted to be controlled by the intersection of the AFZ and the Golden Joint structure.

18 April 2024	155

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.14 Plan view of the Keats, TCH, Rocket, Golden Bullet, and Knob prospects with assays above 0.5 ppm Au projected to surface (Source: NFG, 2024).

NFGC-21-421
4.49 g/t Au / 3.55m
7.85 g/t Au / 4.85m
NFGC-22-845
4.59 g/t Au / 14.90m
421
NFGC-23-1130
17.8 g/t Au / 8.30m
TCW.
NFGC-22-550
45.1 g/t Au / 2.25m
NFGC-22-774
25.3 g/t Au / 2.45m
72.7 g/t Au / 2.20m
KEATS EXT.
NFGC-22-642
10.5 g/t Au / 2.45m
2.00 g/t Au / 2.15m
1.01 g/t Au / 2.00m
TCH
NFGC-22-863
79.6 g/t Au / 2.00m
NFGC-22-703
1.02 g/t Au / 10.70m
NFGC-22-704
12.6 g/t Au / 4.45m
BULLET
NFGC-22-906
20.2 g/t Au / 3.35m
ROCKET
QUARRY
NFGC-22-950
49.5 g/t Au / 2.30m
NFGC-21-142
5.12 g/t Au / 5.00m
KNOB
APPLETON FAULT ZONE
NFGC-21-159
8.78 g/t Au / 2.00m
2.91 g/t Au / 2.45m
AFZ SOUTH PLAN MAP
Deformation Zone
Au Vein Surface Interaction
Greywacke
Shale
Previous Assays Reported
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
NFGC-22-1047
1.34 g/t Au / 9.70m
NFGC-22-1005
3.56 g/t Au / 4.90m
8.51 g/t Au / 2.00m
6.77 g/t Au / 2.20m
QUEENSWAY NORTH
GROUSE
NEWFOUND GOLD CORP
GROUSE
NFGC-22-1053
2.74 g/t Au / 2.30m
2.32 g/t Au / 5.55m
2.67 g/t Au / 2.00m
0
100
200m

18 April 2024	156

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.15 Cross-section through the Golden Joint and Golden Joint Hangingwall prospects, looking northwest (Source: NFG, 2024).

B
NW
B′
SE
NFGC-21-255
NFGC-22-723
NFGC-22-650
NFGC-22-716
NFGC-21-171
NFGC-21-181
NFGC-21-187
NFGC-21-462
NFGC-21-326
NFGC-21-401
NFGC-21-386
NFGC-21-414
NFGC-21-181
18.0 g/t Au / 2.00m
NFGC-21-181
5.55 g/t Au / 5.95m
NFGC-21-187
4.96 g/t Au / 6.20m
5.37 g/t Au / 2.00m
APPLETON FAULT ZONE
BLACK SHALE
GOLDEN JOINT HW
SHALE
NFGC-21-462
40.4 g/t Au / 4.95m
118 g/t Au / 6.60m
SHEAR ZONE
NFGC-21-401
85.8 g/t Au / 3.85m
NFGC-21-386
68.3 g/t Au / 4.35m
GOLDEN JOINT
GREYWACKE
GJ CROSS SECTION MAP
Drill Holes
NFGC Collar with Assays Received by Effective Date
Shear Zone
Au Vein
Greywacke
Shale
Mafic Dyke
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
B
B′
0
50
100m
NEWFOUND GOLD CORP
0
-100
-200
-300
-400
0
100
200
300
400
500
600
700

18 April 2024	157

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

The Golden Joint HW is hosted by a thick bed of greywacke. Mineralization tends to be characterized by stockwork veining that generally trends in an east-northeast orientation and dips moderately to the southeast (Figure 10.11). The Golden Joint HW is drill-defined over a strike length of 185 m and to a depth of at least 150 m.

A drilling program at Golden Joint utilizing a barge drill was completed in late 2023 that was designed to test the upper 100 m of the Golden Joint Zone that was not reachable from land. This program successfully expanded the Golden Joint Zone to surface and drill results indicate continuity of the Golden Joint gold mineralization from surface down to a vertical depth of 385 m (New Found Gold Corp., 2023l; Figure 10.10, Figure 10.11; Figure 10.15).

A total of 117 diamond drillholes have been drilled at Golden Joint by NFG from 2021 to the Effective Date of this Report totaling 29,429 m in length (Table 10.1). Currently, 27,068 core samples from Golden Joint have been assayed. The QPs review of the gold analytical results for the 27,068 samples assayed shows:

•	26,653 analytical results (98.47%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.04 ppm Au.
•	317 analytical results (1.17%) were between 1 and 4.99 ppm Au, with an average of 2.00 ppm Au.
•	55 analytical results (0.20%) were between 5.14 and 24.30 ppm Au, with an average of 11.66 ppm Au.
•	28 analytical results (0.10%) were between 25.38 and 96.10 ppm Au, with an average of 43.37 ppm Au.
•	15 analytical results (0.06%) were between 129.50 and 2109.72 ppm Au, with an average of 379.35 ppm Au.

Significant drill intercepts at the Golden Joint main zone, as reported by NFG, are presented in Table 10.10a. Significant drill intercepts at the Golden Joint HW, as reported by NFG, are presented in Table 10.10b.

Golden Joint is open at depth and future exploration will focus on expanding mineralization down dip utilizing the seismic data.

18 April 2024	158

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.10 Select drillhole assay intercepts for the Golden Joint prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	159

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.2.11	H Pond Gold Prospect

The H Pond prospect is situated along the JBPFZ, along strike of the Pocket Pond and Glass prospects (Figures 10.3and 10.4). Currently, 4 drillholes totaling 1,373 m have been drilled with a total of 633 core samples assayed.

The QPs review of the gold analytical results for the 633 samples assayed shows:

•	622 analytical results (98.26%) were below 1 ppm Au, with an average of 0.04 ppm Au.
•	11 analytical results (1.74%) were between 1.01 and 2.68 ppm Au, with an average of 1.85 ppm Au.

10.2.12	Honeypot Gold Prospect

The Honeypot prospect is a newly defined zone located on the east side of the AFZ, between the Jackpot and Everest prospects (Figures 10.3 and 10.12). The Honeypot prospect is located 230 m north of Jackpot and 1.3 km north of Lotto. A total of 45 drillholes totaling 8,754 m have been drilled between 2022 and the Effective Date of this report. A total of 7,720 core samples have been assayed. The QPs review of the gold analytical results for 7,720 samples assayed shows:

•	7,533 analytical samples (97.59%) were below 1 ppm, with a maximum of 0.99 ppm Au and an average of 0.03 ppm Au.
•	153 analytical results (1.98%) were between 1 and 4.93 ppm Au, with an average of 2.09 ppm Au.
•	23 analytical results (0.30%) were between 5.07 and 24.06 ppm Au, with an average of 11.28 ppm Au.
•	8 analytical results (0.10%) were between 25.60 and 71.41 ppm Au, with an average of 47.50 ppm Au.
•	2 analytical results (0.3%) returned 311.71 and 988.69 ppm Au.

Significant drill intercepts at the Honeypot prospect, as reported by NFG, are presented in Table 10.11.

Gold mineralization at Honeypot is hosted within a primary fault that has been drill-defined over a strike length of 280 m. A high-grade domain plunges steeply to the east and is currently 50 m wide and 200 m deep (Figures 10.16 and 10.17; New Found Gold Corp., 2024a,h). The high-grade domain shows good continuity and appears to strengthen at depth. Honeypot has a similar east-northeast striking and steeply dipping orientation to the neighbouring Jackpot Zone and ongoing drilling is targeting its expansion along strike and to depth.

18 April 2024	160

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.11 Select drillhole assay intercepts for the Honeypot prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	161

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.16 Longitudinal section through the Honeypot prospect, vertically oriented, looking northwest (Source; NFG, 2024).

18 April 2024	162

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.17 Plan view of the K2, Honeypot and Jackpot prospects with assays above 0.5 ppm Au projected to surface (Source: NFG, 2024).

18 April 2024	163

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.2.13	Iceberg and Iceberg East Gold Prospects

The Iceberg and Iceberg East showings are located on the east side of the AFZ, extending several hundred metres northeast from the Keats Zone (Figures 10.3 and 10.18). In late 2022, NFG embarked on a systematic grid drilling program north of Keats, looking for the continuation of the KBFZ. Announced in early 2023, the Iceberg prospect has a similar orientation to Keats Main and is comprised of a multitude of intersecting veins concentrating high-grade gold mineralization.

The geological characteristics of Iceberg are nearly identical to those observed at Keats Main and NFG’s current interpretation is that Iceberg is the eastern continuation of the Keats Zone that has been displaced by faulting. Currently, a total of 128 diamond drillholes have been completed at the Iceberg prospect totaling 32,236 m (Table 10.1). A total of 33,642 core samples collected at the Iceberg prospect were sent for assay. The QPs review of the gold analytical results for the 33,642 samples assayed shows:

•	32,374 analytical results (96.74%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.05 ppm Au.
•	802 analytical results (2.40%) were between 1 and 4.96 ppm Au, with an average of 1.94 ppm Au.
•	166 analytical results (0.50%) were between 5.05 and 24.89 ppm Au, with an average of 11.90 ppm Au.
•	70 analytical results (0.21%) were between 25.50 and 91.30 ppm Au, with an average of 45.57 ppm Au.
•	52 analytical results (0.16%) were between 107.50 and 1010.00 ppm Au, with an average of 265.71 ppm Au.

Currently, a total of 99 diamond drillholes were drilled by NFG at the Iceberg East prospect for a total of 21,251 m drilled. A total of 19,336 core samples collected from Iceberg East were assayed.

The QPs review of the gold analytical results for the 19,336 samples assayed shows:

•	18,863 analytical results (97.56%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.03 ppm Au,
•	386 analytical results (1.99%) were between 1 and 4.95 ppm Au, with an average of 1.97 ppm Au,
•	54 analytical results (0.28%) were between 5.07 and 23.90 ppm Au, with an average of 10.87 ppm Au.
•	25 analytical results (0.13%) were between 25.80 and 94.17 ppm Au, with an average of 53.32 ppm Au.
•	7 analytical results (0.04%) were between 115.95 and 427.00 ppm Au, with an average of 239.90 ppm Au.
18 April 2024	164

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.18 Drill collar locations at the Iceberg, Iceberg East, and Iceberg Alley prospects, Queensway North block.

658500
659000
659500
5428500
5428000
5427500
APPLETON FAULT ZONE (AFZ)
KEATS-BASELINE FAULT ZONE
Iceberg Alley
Iceberg East
Iceberg
N

Legend

Waterbodies
Fault Zone

Prospect

Iceberg
Iceberg Alley
Iceberg East
Other

NEWFOUND GOLD CORP

Queensway Project, NL, Canada

1:10,000	UTM N83 Zone 21	May 2024

0 200
Meters

APEX GEOSCIENCE

18 April 2024	165

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

An example of the quartz veining at the Iceberg prospect is presented in Figure 10.19. Significant drill intercepts at the Iceberg and Iceberg East prospects, as reported by NFG, are presented in Tables 10.12 and 10.13 respectively.

Figure 10.19 Photos of mineralization from drillhole NFGC-23-1210 (approximately 58 to 82 m).

18 April 2024	166

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.12 Select drillhole assay intercepts for the Iceberg prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	167

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.12, continued

Drillhole ID	From (m)	To (m)	Length (m)	True width (%)	Au (ppm)
NFGC-23-1141	109.25	129.60	20.35	35-65	6.88
NFGC-23-1141 Including	117.00	117.60	0.60	35-65	10.65
NFGC-23-1141 Including	121.40	121.80	0.40	50-80	73.10
NFGC-23-1141 Including	126.10	126.55	0.45	50-80	25.70
NFGC-23-1141 Including	128.60	129.60	1.00	50-80	66.30
NFGC-23-1141	138.85	149.50	10.65	30-60	35.58
NFGC-23-1141 Including	138.85	140.35	1.50	30-60	232.40
NFGC-23-1141 Including	143.35	144.10	0.75	30-60	20.20
NFGC-23-1141	205.35	212.00	6.65	/	10.47
NFGC-23-1141 Including	206.00	206.70	0.70	/	32.00
NFGC-23-1141 Including	209.50	211.10	1.60	/	24.55
NFGC-23-1154	33.60	38.80	5.20	45-75	40.86
NFGC-23-1154 Including	35.35	37.80	2.45	45-75	83.20
NFGC-23-1154	51.75	54.00	2.25	45-75	3.23
NFGC-23-1154	60.85	65.65	4.80	45-75	5.93
NFGC-23-1154 Including	61.60	62.60	1.00	45-75	19.83
NFGC-23-1154	115.00	117.00	2.00	55-85	1.14
NFGC-23-1157	250.60	255.30	4.70	60-90	166.79
NFGC-23-1157 Including	251.60	253.35	1.75	60-90	440.74
NFGC-23-1157 Including	251.60	252.35	0.75	60-90	1,010.00
NFGC-23-1201	102.15	109.00	6.85	65-95	20.67
NFGC-23-1201 Including	102.15	102.75	0.60	65-95	193.00
NFGC-23-1201 Including	108.40	109.00	0.60	65-95	25.70
NFGC-23-1210	59.75	86.80	27.05	60-90	105.32
NFGC-23-1210 Including	59.75	60.60	0.85	60-90	59.00
NFGC-23-1210 Including	61.80	62.25	0.45	60-90	22.82
NFGC-23-1210 Including	63.20	66.35	3.15	60-90	38.92
NFGC-23-1210 Including	69.65	70.70	1.05	/	159.61
NFGC-23-1210 Including	71.20	78.50	7.30	/	234.69
NFGC-23-1210 Including	80.35	81.35	1.00	/	756.96
NFGC-23-1217	90.00	94.00	4.00	/	1.95
NFGC-23-1217	101.00	103.80	2.80	/	5.30
NFGC-23-1217 Including	101.55	102.35	0.80	/	18.25
NFGC-23-1217	206.15	211.40	5.25	60-90	19.63
NFGC-23-1217 Including	206.15	207.05	0.90	60-90	107.50
NFGC-23-1222	91.05	93.70	2.65	65-95	3.73
NFGC-23-1222 Including	93.30	93.70	0.40	65-95	17.20
NFGC-23-1222	98.60	105.20	6.60	65-95	12.38
NFGC-23-1222 Including	98.60	99.00	0.40	65-95	42.80
NFGC-23-1222 Including	103.85	104.70	0.85	65-95	63.05
NFGC-23-1241	65.10	67.40	2.30	/	1.25
NFGC-23-1241	90.45	92.90	2.45	10-40	4.07
NFGC-23-1241 Including	91.50	91.90	0.40	10-40	22.50
NFGC-23-1241	151.00	153.15	2.15	/	2.82
NFGC-23-1241	159.00	161.60	2.60	/	1.93
NFGC-23-1241	197.35	199.50	2.15	/	1.31
NFGC-23-1259B	229.70	231.90	2.20	/	1.02
NFGC-23-1259B	270.35	272.95	2.60	/	8.84
NFGC-23-1259B Including	270.35	270.70	0.35	/	52.90
NFGC-23-1259B	326.00	328.00	2.00	/	1.57
NFGC-23-1261A	237.55	247.00	9.45	/	25.98
NFGC-23-1261A Including	237.55	238.50	0.95	/	10.11
NFGC-23-1261A Including	239.80	240.40	0.60	70-95	372.37
NFGC-23-1264	20.00	26.70	6.70	55-85	33.28
NFGC-23-1264 Including	20.00	21.90	1.90	70-95	85.35
NFGC-23-1264 Including	22.65	23.30	0.65	30-60	80.80
NFGC-23-1268	34.70	36.90	2.20	60-90	4.66
NFGC-23-1268 Including	35.75	36.50	0.75	/	10.65
NFGC-23-1268	69.85	72.20	2.35	/	1.36
NFGC-23-1272	61.10	63.50	2.40	/	7.05
NFGC-23-1272 Including	61.10	61.95	0.85	/	18.85
NFGC-23-1279	87.20	95.15	7.95	/	30.79
NFGC-23-1279 Including	87.95	89.10	1.15	/	14.33
NFGC-23-1279 Including	90.55	91.35	0.80	/	243.55
NFGC-23-1279 Including	92.10	92.90	0.80	/	12.92
NFGC-23-1279 Including	93.50	94.20	0.70	55-85	20.60
NFGC-23-1279	212.00	214.15	2.15	/	2.04
NFGC-23-1279	276.90	279.70	2.80	/	1.72

Drillhole ID	From (m)	To (m)	Length (m)	True width (%)	Au (ppm)
NFGC-23-1402	99.30	109.75	10.45	65-95	12.51
NFGC-23-1402 Including	107.00	107.65	0.65	/	156.00
NFGC-23-1402 Including	109.10	109.75	0.65	45-75	14.15
NFGC-23-1404	109.65	121.15	11.50	45-75	1.94
NFGC-23-1404 Including	119.75	120.15	0.40	45-75	29.23
NFGC-23-1429	115.40	124.15	8.75	/	5.13
NFGC-23-1429 Including	119.35	120.10	0.75	/	46.61
NFGC-23-1456	63.00	65.40	2.40	/	1.83
NFGC-23-1456	78.00	80.45	2.45	/	6.58
NFGC-23-1456 Including	78.00	78.45	0.45	/	26.80
NFGC-23-1746	50.80	58.15	7.35	/	42.80
NFGC-23-1746 Including	51.60	53.40	1.80	/	172.02
NFGC-23-1746	63.10	65.30	2.20	/	1.13
NFGC-23-1766	55.35	65.00	9.65	60-90	4.89
NFGC-23-1766 Including	59.00	60.90	1.90	/	18.47
NFGC-23-1805	57.30	59.85	2.55	/	1.87
NFGC-23-1805	62.15	64.70	2.55	/	21.06
NFGC-23-1805	70.70	82.15	11.45	/	3.96
NFGC-23-1805 Including	73.45	74.45	1.00	50-80	12.75
NFGC-23-1805	91.00	93.00	2.00	50-80	1.02
NFGC-23-1805	100.75	104.40	3.65	/	8.70
NFGC-23-1805 Including	101.40	102.40	1.00	55-85	17.01
NFGC-23-1805	114.30	117.00	2.70	55-85	1.26
NFGC-23-1805	121.20	126.40	5.20	/	1.04
NFGC-23-1820	45.30	62.00	16.70	/	36.18
NFGC-23-1820 Including	46.10	52.00	5.90	60-90	43.85
NFGC-23-1820 Including	53.00	56.40	3.40	60-90	78.82
NFGC-23-1820 Including	59.00	61.00	2.00	60-90	24.55
NFGC-23-1820	68.30	81.45	13.15	60-90	15.50
NFGC-23-1820 Including	71.40	72.15	0.75	35-65	21.00
NFGC-23-1820 Including	74.00	75.80	1.80	30-60	88.76
NFGC-23-1820	101.30	103.70	2.40	30-60	1.01
NFGC-23-1827	74.00	76.25	2.25	30-60	1.35
NFGC-23-1827	87.50	102.20	14.70	40-70	33.68
NFGC-23-1827 Including	90.20	92.20	2.00	55-85	229.26
NFGC-23-1827 Including	99.50	101.00	1.50	55-85	12.59
NFGC-23-1827	106.05	108.95	2.90	/	1.01
NFGC-23-1832	9.30	13.65	4.35	/	4.00
NFGC-23-1832 Including	12.75	13.65	0.90	/	15.50
NFGC-23-1838	14.10	19.95	5.85	60-90	40.51
NFGC-23-1838 Including	14.10	14.80	0.70	60-90	278.00
NFGC-23-1838 Including	18.40	19.95	1.55	/	22.56
NFGC-23-1843	27.50	29.65	2.15	/	22.10
NFGC-23-1843 Including	27.50	27.85	0.35	/	27.69
NFGC-23-1843 Including	28.40	29.25	0.85	/	36.84
NFGC-23-1866	12.25	20.00	7.75	/	4.70
NFGC-23-1866 Including	14.60	15.20	0.60	/	52.90
NFGC-23-1866	90.55	93.85	3.30	60-90	1.44
NFGC-23-1873	35.00	37.45	2.45	55-85	27.77
NFGC-23-1873 Including	36.45	37.05	0.60	55-85	110.50
NFGC-23-1873	104.60	109.10	4.50	/	13.19
NFGC-23-1873 Including	104.60	105.25	0.65	55-85	13.80
NFGC-23-1873 Including	107.50	109.10	1.60	/	29.34
NFGC-23-1879	80.95	90.50	9.55	/	3.10
NFGC-23-1879 Including	80.95	81.95	1.00	/	11.95
NFGC-23-1879	99.10	105.85	6.75	/	5.56
NFGC-23-1879 Including	100.10	101.10	1.00	/	25.60
NFGC-23-1912	24.95	31.90	6.95	/	7.18
NFGC-23-1912 Including	26.00	28.30	2.30	/	18.51
NFGC-23-1912	40.50	46.80	6.30	/	2.44
NFGC-23-1914	29.00	41.80	12.80	/	13.86
NFGC-23-1914 Including	31.60	32.20	0.60	/	27.90
NFGC-23-1914 Including	33.85	35.40	1.55	/	69.10
NFGC-23-1914 Including	40.50	41.00	0.50	/	61.40
NFGC-23-1914	51.25	53.65	2.40	/	14.69
NFGC-23-1914 Including	52.20	53.00	0.80	/	42.30

18 April 2024	168

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.13 Select drillhole assay intercepts for the Iceberg East prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

A plan view of the Iceberg and Iceberg East prospects with assays above 0.5 ppm Au projected to surface is presented in Figure 10.20. A cross-section through the Iceberg/Keats North, Iceberg East/Golden Joint, and Iceberg Alley/Dome prospects is presented in Figure 10.21.

Currently, the Iceberg and Iceberg East prospects represent a high-grade zone that starts close to surface and is 300 m northeast of the Keats Main prospect along the highly prospective AFZ. The near-surface Iceberg-Iceberg East high-grade segment of the Keat’s Baseline Fault Zone has a strike length of 655 m (New Found Gold Corp., 2023n). When combined with the 400 m high-grade segment of Keats Main, this near-surface, high-grade corridor covers over 1 km of strike. This domain of high-grade occurs within the overall KBFZ, a gold mineralized damage zone that is drill-defined over 1.9 km of strike, where it remains open (New Found Gold Corp., 2024c,e,f).

18 April 2024	169

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Mineralization at Iceberg and Iceberg East ranges in true width from 10-40 m, intervals received have demonstrated good continuity of the high-grade along strike and to depth, and the Keat’s Baseline Fault Zone remains open in all directions. Exploration will focus on expansion drilling both along strike and to depth.

Minimal exploration work has been completed below 200 m vertical depth with the deepest drilling completed to date intersecting the structure and gold mineralization at 270 m vertical. Exploration will utilize the seismic data to assist with targeting the structure deeper.

10.2.14	Iceberg Alley Gold Prospect

Iceberg Alley is a newly discovered prospect along the KBFZ located 1 km along strike of the Iceberg prospect (Figures 10.3 and 10.18). It was discovered by step-out drilling completed in late 2023 targeting the eastern continuation of the Keats-Iceberg-Iceberg East corridor along the KBFZ. Currently, NFG has drilled 35 drillholes in 5,369 m at Iceberg Alley, and a total of 4,315 core samples from Iceberg Alley have been assayed.

The QPs review of the gold analytical results for the 4,315 samples assayed shows:

•	4,291 analytical results (99.44%) were below 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.2 ppm Au.
•	12 analytical results (0.28%) were between 1.07 and 3.56 ppm Au, with an average of 2.21 ppm Au.
•	8 analytical results (0.19%) were between 6.79 and 21.51 ppm Au, with an average of 14.42 ppm Au.
•	4 analytical results (0.09%) of 42.20, 50.80, 105.00, and 632.42 ppm Au.

Significant drill intercepts at the Iceberg Alley prospect, as reported by NFG, are presented in Table 10.14.

Based on the fault characteristics observed at Iceberg Alley, as well as the zone’s orientation, intensity, and width of the damage zone, the Company’s preliminary interpretation indicates that it is another displaced segment of the Keat’s Baseline Fault Zone, in a northward direction. Presently, drilling intervals define a high-grade gold domain that spans 30 m wide by 60 m deep, starting close to surface (New Found Gold Corp., 2024f). Follow-up drilling is planned at Iceberg Alley to follow this structure along strike to the east.

18 April 2024	170

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.20 Plan view of the Iceberg and Iceberg East prospects with assays above 0.5 ppm Au projected to surface (Source: NFG, 2024).

18 April 2024	171

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.21 Longitudinal section (image above) through the Iceberg, Iceberg East and Iceberg Alley prospects within the KBFZ, vertically oriented, looking northwest. AFZ composite longitudinal section (image below) looking northwest (Source; NFG, 2024).

18 April 2024	172

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.14 Select drillhole assay intercepts for the Iceberg Alley prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

10.2.15	Jackpot Gold Prospect

The Jackpot showing is located 960 m northeast of the Lotto showing (Figures 10.3 and 10.12) and 280 m east of the AFZ. The discovery hole of 95.7 g/t Au over 3.25 m in NFGC-23-1292 was drilled as part of a targeted program testing an area of interest between Lotto North and Everest. Currently, a total of 75 diamond drillholes in 15,114 m have been completed at the Jackpot prospect (Table. 10.1). A total of 14,173 core samples from Jackpot have been assayed.

The QPs review of the gold analytical results for the 14,173 samples assayed shows:

•	13,831 analytical results (97.60%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.04 ppm Au.
•	281 analytical results (1.98%) were between 1 and 4.88 ppm Au, with an average of 1.83 ppm Au.
•	35 analytical results (0.25%) were between 5.01 and 24.50 ppm Au, with an average of 11.12 ppm Au.
•	15 analytical results (0.11%) were between 25.20 and 90.40 ppm Au, with an average of 53.60 ppm Au.
18 April 2024	173

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	9 analytical results (0.06%) were between 113.00 and 818.90 ppm Au, with an average of 321.74 ppm Au.

Significant drill intercepts at the Jackpot prospect, as reported by NFG, are presented in Table 10.15.

Jackpot is an east-west striking, steeply south-dipping high-grade structure host to epizonal high-grade veins with characteristics like the neighbouring Lotto Zone. The Jackpot structure has been intersected in drilling over a strike length of 345 m and to a depth of 235 m (Figure 10.22). The Jackpot structure includes a high-grade segment that demonstrates good continuity over an area that is 75 m wide and 250 m long that plunges to the southwest. It is open at depth and data from the seismic program will guide a deeper drilling program in the future.

Table 10.15 Select drillhole assay intercepts for the Jackpot prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	174

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.22 Longitudinal section through the Jackpot prospect, vertically oriented, looking north (Source; NFG, 2024).

18 April 2024	175

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.2.16	K2 Gold Prospect

The K2 Zone was discovered when NFG intersected broad gold mineralization west of the AFZ while working on the Lotto North reconnaissance grid. The K2 prospect is 725 m north of Lotto, 2.2 km northeast of Keats West, and is situated on the west side of the AFZ (Figures 10.3 and 10.9).

The following figures depict the association between structural geology and gold mineralization at the K2 prospect:

•	Figure 10.23: Plan view of the K2 prospect with assays above 0.5 ppm Au projected to surface.

•	Figure 10.24: Cross-section through the K2 prospect.

•	Figure 10.25: Modelled cross-section through the K2 prospect.

•	Figure 10.26: Inclined three-dimensional gold mineralization model for the K2 prospect with main veins.

The K2 prospect is a significant structural zone made up of multiple structures and crosscutting vein orientations, that currently has a defined mineralized footprint that is 490 m long and 395 m wide. The gold mineralization begins at surface and has been drill-defined down to a maximum vertical depth of 250 m. Much of the gold at K2 is found in the “K2 Main” structure (shown in red in the Figure 10.23), a low-angle gold-bearing fault zone starting at surface that dips 30-40° to the southeast and shares a similar dip to Keats West and strike to the KBFZ. This complex network of associated structures forms a mineralized damage zone that averages 65 m in thickness (Figure 10.24).

The K2 prospect consists of a series of epizonal stockwork and fault-fill style quartz veins that parallel, and crosscut, the K2 Main fault to form a broad domain of gold mineralized brittle faults (Figures 10.25 and 10.26). The K2 structure is interpreted to be the master structure whereas the previously discussed “Zone 36” is a related vein that was originally exposed in trenching.

One such vein constituent of the greater K2 structure is called the Stibnite vein that has returned several significant gold intervals. Stibnite is a near-surface high-grade vein that has been traced over a current strike length of 105 m. This vein contains significant amounts of stibnite, an antimony-bearing sulphide mineral as reflected by the antimony assay results of 0.95% Sb over 12.95 m in NFGC-23-1303, and 0.04% Sb over 3.90 m in NFGC-23-1391. This is the first time this mineral association has been observed at Queensway North.

18 April 2024	176

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.23 Plan view of the K2 prospect with assays above 0.5 ppm Au projected to surface (Source: NFG, 2024).

18 April 2024	177

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.24 Longitudinal section through the K2 prospect, vertically oriented, looking north (Source; NFG, 2024).

18 April 2024	178

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.25 Modelled cross-section through the K2 prospect (+/-12.5m, looking east; Source: NFG, 2024).

18 April 2024	179

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.26 Inclined three-dimensional gold mineralization model for the K2 prospect with main veins (Source: NFG, 2024).

EAST SIDE
JACKPOT
NFGC-22-902
28.6 g/t Au / 2.00m
NFGC-23-1868
40.0 g/t Au / 2.45m
APPLETON FAULT ZONE
MONTE CARLO
NFGC-23-1715
3.08 g/t Au / 11.75m
NFGC-23-1635
29.0 g/t Au / 2.85m
NFGC-23-1425
119 g/t Au / 4.10m
NFGC-22-928
2.22 g/t Au / 21.95m
NFGC-21-348
2.20 g/t Au / 11.80m
OPEN
NFGC-23-1733
5.58 g/t Au / 12.35m
OPEN
NFGC-22-952
198 g/t Au / 2.00m
NFGC-23-1329
2.32 g/t Au / 6.75m
NFGC-23-1310
2.32 g/t Au / 12.55m
K2 INCLINED 3-D VIEW
Au (g/t)
0.5 - 1
1 - 3
3 - 10
>10
K2 Au Zone
Crosscutting Au Zone
Stibnite Au Vein
Previously Reported
K2
NFGC-23-1626
5.28 g/t Au / 10.75m
NFGC-22-898
6.66 g/t Au / 2.00
1.35 g/t Au / 6.00m
3.00 g/t Au / 11.00m
NFGC-23-1391
13.7 g/t Au / 3.90m
NFGC-23-1303
4.50 g/t Au / 12.95m
WEST SIDE
NFGC-23-1387
6.51 g/t Au / 5.05m
N
0 50 100
m

18 April 2024	180

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Currently, 148 drillholes in 27,471 m have been completed at the K2 prospect, and 27,670 core samples have been assayed.

The QPs review of the gold analytical results for the 27,670 samples assayed shows:

•	25,942 analytical results (93.76%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.07 ppm Au.
•	1,472 analytical results (5.32%) were between 1 and 4.99 ppm Au, with an average of 2.00 ppm Au.
•	213 analytical results (0.77%) were between 5.02 and 24.70 ppm Au, with an average of 9.77 ppm Au.
•	31 analytical results (0.11%) were between 25.80 and 90.69 ppm Au, with an average of 42.19 ppm Au.
•	10 analytical results (0.04%) were between 106.50 and 370.00 ppm Au, with an average of 178.09 ppm Au.

Significant drill intercepts for the K2 prospect, as reported by NFG, are presented in Table 10.16. Mineralization at K2 generally tends to be lower grade over broad widths however, localized domains of high-grade have been identified and occur at locations where cross-cutting structures interact with the K2 structure. Drilling has been ongoing to determine the high-grade potential and results received to date indicate continuity within these domains.

Exploration will remain focused on expanding K2 down-dip in addition to looking at areas of interest at depth below and adjacent to this structure.

10.2.17	Keats Gold Prospect

The Keats prospect is located at the north end of the AFZ in QWN, along the Keats-Baseline Fault Zone (KBFZ), approximately 0.4 km southeast of the Cokes prospect and 9.6 km southwest of the 798 prospect (Figures 10.3, 10.8, and 10.27).

NFG diamond drilling and interpretation interpreted a brittle fault zone known as the KBFZ that has an east-northeast strike (N55°E) and dips to the southeast at approximately 60°. This brittle fault zone lies to the east of the AFZ and runs slightly oblique to it. This fault forms an extensive damage zone that is discordant to the stratigraphy, which has a northeast strike and a steep dip; it controls the development of a complex network of brittle, high-grade gold vein arrays that are epizonal in character (Figure 10.28).

18 April 2024	181

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.16 Select drillhole assay intercepts for the K2 prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	182

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.27 Plan view of the Keats (Main) prospect with assays above 0.5 ppm Au projected to surface (Source: NFG, 2024).

KEATS NORTH
NFGC-23-1859
2.77 g/t Au / 9.70m
COKES
NFGC-22-538
275 g/t Au / 2.15m
NFGC-23-1777
15.9 g/t Au / 2.00m
NFGC-23-1487
1.15 g/t Au / 11.30m
NFGC-22-914
1.71 g/t Au / 14.30m
7.85 g/t Au / 5.75m
NFGC-22-886
23.8 g/t Au / 2.05m
NFGC-19-01
86.2 g/t Au / 20.50m
NFGC-23-1967
34.4 g/t Au / 3.55m
NFGC-23-1730
31.9 g/t Au / 2.30m
NFGC-23-1793
12.5 g/t Au / 2.25m
KEATS MAIN
NFGC-21-118
61.8 g/t Au / 13.65m
TCW
NFGC-23-1130
17.8 g/t Au / 8.30m
NFGC-21-122
69.2 g/t Au / 14.90m
NFGC-23-1089
101 g/t Au / 2.75m
NFGC-22-899
10.5 g/t Au / 2.30m
NFGC-23-1862
4.09 g/t Au / 10.10m
421
NFGC-22-934
11.0 g/t Au / 2.30m
KEATS PLAN MAP
KEATS EXT.
KEATS

18 April 2024	183

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.28 Three-dimensional plan view map of the Keats prospect. Approximately 75 m wide horizontal section with significant veins and showing the B-B’ cross-section trace used in the previous figure (Source: NFG, 2024).

18 April 2024	184

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Gold mineralization starts close to surface and is characterized by the presence of quartz-carbonate veins with vuggy, stylolitic and/or brecciated textures which often contain trace amounts of arsenopyrite, chalcopyrite, boulangerite or pyrite, and which are associated with a NH4 muscovite alteration (Figure 10.29).

Figure 10.29 Core photographs from NFGC-19-01: visible gold in A, C and D; vuggy quartz texture in B (Source: NFG, 2024).

A variety of fault and vein orientations have been encountered within and surrounding the KBFZ, forming a complex network of high-grade vein splays bifurcating from the KBFZ and the AFZ and producing several high-grade domains that plunge in varying orientations (Figures 10.30 and 10.31). Two vein orientations dominate, with the most prominent orientation being approximately parallel to the orientation of the KBFZ.

The “Keats Main” vein is an example of a vein with this orientation; it has been defined over a strike length of approximately 520 m and a depth of approximately 200 m, with a true width that ranges from less than 1 m to approximately 4 m (Figure 10.22 and Figure 10.23). The Keats Main vein occurs within the KBFZ and is accompanied by a complex array of high-grade gold veins of varying widths and orientations.

18 April 2024	185

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.30 Longitudinal section through the TCH, Keats South, and Keats prospects, vertically oriented, looking northwest (Source; NFG, 2024).

NFGC-23-1089
101 g/t Au / 2.75m
NFGC-22-550
45.1 g/t Au / 2.25m
NFGC-22-774
25.3 g/t Au / 2.45m
72.7 g/t Au / 2.20m
NFGC-21-387
62.3 g/t Au / 2.00m
NFGC-21-204
21.4 g/t Au / 8.05m
14.9 g/t Au / 12.85m
NFGC-22-863
79.6 g/t Au / 2.00m
NFGC-21-137
261 g/t Au / 7.2m
A
A'
NFGC-22-703
1.02 g/t Au / 10.07m
NFGC-22-845
4.59 g/t Au / 14.90m
NFGC-21-360
61.5 g/t Au / 5.20m
NFGC-20-59
131 g/t Au / 4.65m
124 g/t Au / 17.7m
NFGC-22-642
10.5 g/t Au / 2.45m
NFGC-23-1182
11.5 g/t Au / 8.90m
700m
6.4km

18 April 2024	186

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.31 Keats cross-sections.

A) Keats cross-section, looking northwest, +/- 10 m (Source: NFG, 2024).

B) Keats cross-section, looking northwest, +/- 12.5 m (Source: NFG, 2024).

18 April 2024	187

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

The second common vein orientation at Keats is a westerly dip of approximately 55°. An example of a vein with this orientation is the Equinox vein which trends adjacent to the Keats Main vein and has been defined over a similar length (Figure 10.23). Where the Keats Main vein intersects the Equinox vein, a thickened domain of high-grade gold mineralization is developed. This lens of high-grade gold mineralization has demonstrated continuity that plunges to the southwest at approximately 30° and has been defined over a length of 660 m (Figures 10.30 and 10.31). New drilling in this zone shows that the control on mineralization associated with this domain of high-grade changes in the 421 area, the structural relationship between the Keats Main vein and Equinox vein is unclear in this region and it is possible that there is displacement of the KBFZ across the 421 structure.

Additional structures of note that form important constituents of the KBFZ network are several conjugate and cross-cutting brittle faults that are gold-rich and that create lenses of high-grade gold mineralization. Examples of such structures are the Umbra, Penumbra, Solstice, Eclipse, and 421 zones in Figure 10.22 and Figure 10.23. Umbra and Penumbra structures strike north south and can be traced through the Keats North prospect and play an important role in concentrating gold at Keats North and the northeast end of the Keats Main Zone.

At the southern extension of the Keats Main Zone (Keats South) high-grade gold mineralization associated with the KBFZ has been intersected by drilling targeting the down-plunge extension of the KBFZ. Drilling is limited in this region and is a key target area for future deep drilling campaigns. The Keats-Keats South segment of the KBFZ has been traced over a strike length of 1.1 km and down to a vertical depth of over 400 m and when combined with Iceberg and Iceberg East produces a mineralized corridor that is 1.9 km in strike.

All drill results have now been received from a shallow step-out program that utilized a barge-mounted drill situated on South Hermans Pond. This program was designed to test the shallow continuation of the KBFZ that was inaccessible from land. The drill results confirm the near-surface continuation of the Keats Main Zone, a gold-mineralized segment of the KBFZ that has a strike length of 575 m and starts at surface (New Found Gold Corp., 2024f).

In 2024, NFG initiated deep drilling at Keats utilizing the seismic data exploring the down-dip extension of the KBFZ with a focus on the segment closest to the AFZ, in addition to looking for new structures located between the KBFZ and the AFZ.

A total of 362 diamond drillholes totaling 92,208 m have been drilled at Keats by NFG between 2019 and the Effective Date of this Report (Table 10.1). Drillhole collar locations for the Keats prospect are shown on Figure 10.8. Currently, 85,754 core samples from Keats have been assayed (Table 10.2).

18 April 2024	188

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

The QPs review of the gold analytical results for the 85,754 samples assayed shows:

•	82,196 analytical results (95.85%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.07 ppm Au,
•	2,900 analytical results (3.38%) were between 1 and 5.00 ppm Au, with an average of 1.93 ppm Au,
•	402 analytical results (0.44%) were between 5.01 and 24.70 ppm Au, with an average of 10.92 ppm Au.
•	160 analytical results (0.19%) were between 25.17 and 97.70 ppm Au, with an average of 49.22 ppm Au.
•	96 analytical results (0.11%) were between 102.59 and 2,197.24 ppm Au, with an average of 350.31 ppm Au.

Significant drill intercepts, as reported by NFG between 2019 and 2023, are presented in Tables 10.17 to 10.19 and include:

•	Table 10.17: Intercepts specific to the Keats Main Zone which is gold mineralization hosted by the KBFZ.

•	Table 10.18: Significant drill intercepts, as reported by NFG, for the Keats Footwall (Keats FW), which is mineralization located between the AFZ and the KBFZ, often forming panels of mineralization that trend parallel the AFZ.

•	Table 10.19: Significant drill intercepts, as reported by NFG, for the Keats Hanging Wall (Keats HW), which is mineralization located east of the KBFZ.

18 April 2024	189

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.17 Select drillhole assay intercepts for the Keats Main Zone. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	True Width (%)	Au (ppm)
NFGC-19-01		95.00	115.50	20.50	45-75	86.17
NFGC-19-01	Including	96.00	115.00	19.00	45-75	92.86
NFGC-19-01	Including	105.00	111.00	6.00	45-75	285.20
NFGC-19-01		117.50	118.50	1.00	/	1.56
NFGC-20-19		89.65	108.50	18.85	/	31.20
NFGC-20-19	Including	96.00	107.25	11.25	/	50.70
NFGC-20-19	Including	102.00	107.25	5.25	/	100.60
NFGC-20-23		82.65	124.00	41.35	55-85	22.30
NFGC-20-23	Including	93.65	108.20	14.55	50-80	57.40
NFGC-20-23	Including	93.65	94.00	0.35	55-85	1,120.00
NFGC-20-23	Including	101.80	104.40	2.60	70-95	140.80
NFGC-20-23	Including	118.85	123.40	4.55	60-90	15.20
NFGC-20-26		44.70	73.85	29.15	55-85	11.80
NFGC-20-26	Including	67.00	73.85	6.85	70-95	44.50
NFGC-20-26	Including	73.50	73.85	0.35	70-95	824.00
NFGC-20-46		92.80	95.00	2.20	/	7.32
NFGC-20-46		112.70	115.60	2.90	/	13.70
NFGC-20-46	Including	114.00	114.50	0.50	/	59.80
NFGC-20-52		107.70	109.80	2.10	/	136.70
NFGC-20-52		114.40	128.50	14.10	/	31.50
NFGC-20-52		132.20	137.80	5.60	/	13.70
NFGC-21-104		214.50	225.90	11.40	70-95	29.11
NFGC-21-104	Including	214.50	215.10	0.60	70-95	89.40
NFGC-21-104	Including	216.00	217.10	1.10	70-95	236.21
NFGC-21-118		211.15	224.80	13.65	50-80	61.80
NFGC-21-118	Including	212.10	213.05	0.95	70-95	565.00
NFGC-21-143		239.00	246.90	7.90	/	6.21
NFGC-21-143	Including	239.00	241.50	2.50	/	16.93
NFGC-21-143		256.45	268.00	11.55	/	46.95
NFGC-21-143	Including	257.45	265.90	8.45	/	63.71
NFGC-21-143		281.90	288.00	6.10	/	1.01
NFGC-21-170		70.00	72.70	2.70	/	1.96
NFGC-21-170		90.70	93.00	2.30	/	1.02
NFGC-21-170		101.55	106.40	4.85	/	31.80
NFGC-21-170	Including	105.75	106.40	0.65	/	230.00
NFGC-21-182		285.85	321.25	35.40	/	106.20
NFGC-21-182	Including	291.00	316.60	25.60	/	146.25
NFGC-21-182	Including	291.00	292.00	1.00	/	10.18
NFGC-21-182	Including	296.45	298.45	2.00	/	747.89
NFGC-21-182	Including	302.00	312.00	10.00	/	219.43
NFGC-21-182	Including	315.00	316.00	1.00	/	15.87
NFGC-21-182		345.00	361.90	16.90	/	1.07
NFGC-21-182	Including	357.40	358.15	0.75	/	10.15
NFGC-21-189		150.00	152.00	2.00	/	1.73
NFGC-21-189		156.70	161.80	5.10	/	23.78
NFGC-21-189	Including	158.50	158.90	0.40	/	283.28
NFGC-21-196		169.90	172.35	2.45	/	96.51
NFGC-21-196	Including	169.90	170.75	0.85	/	17.94
NFGC-21-196	Including	171.45	172.35	0.90	/	244.77
NFGC-21-250		170.75	177.80	7.05	/	32.65
NFGC-21-250	Including	171.60	175.90	4.30	/	52.36
NFGC-21-250	Including	171.60	172.40	0.80	/	185.58
NFGC-21-250	Including	174.90	175.90	1.00	/	67.62
NFGC-21-250		183.05	188.80	5.75	/	2.01
NFGC-21-256A		143.00	145.10	2.10	/	1.43
NFGC-21-256A		157.00	166.75	9.75	/	47.82
NFGC-21-256A	Including	158.00	161.65	3.65	/	125.49
NFGC-21-256A	Including	160.70	161.35	0.65	/	690.00
NFGC-21-256A		170.80	173.00	2.20	/	1.13
NFGC-21-263		179.00	181.05	2.05	/	1.74
NFGC-21-263		189.70	195.25	5.55	/	28.16
NFGC-21-263	Including	193.10	195.25	2.15	/	71.86
NFGC-21-263	Including	194.00	194.85	0.85	/	179.85
NFGC-21-263		212.55	214.70	2.15	/	7.14
NFGC-21-312		150.10	156.60	6.50	70-95	17.59
NFGC-21-312	Including	154.30	156.60	2.30	70-95	47.50
NFGC-21-312	Including	155.60	156.60	1.00	70-95	105.38
NFGC-21-312		160.00	163.20	3.20	65-95	1.14
NFGC-21-351		147.50	150.75	3.25	/	63.92
NFGC-21-351	Including	147.90	148.30	0.40	/	483.85
NFGC-21-351	Including	149.75	150.35	0.60	/	17.92
NFGC-21-351		169.10	175.35	6.25	/	9.10
NFGC-21-351	Including	169.10	171.35	2.25	/	14.56
NFGC-21-351	Including	169.45	170.10	0.65	/	41.12
NFGC-21-351	Including	170.60	170.90	0.30	/	16.18
NFGC-21-351	Including	173.00	175.35	2.35	/	9.99
NFGC-21-351	Including	174.20	175.00	0.80	/	28.38

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	True Width (%)	Au (ppm)
NFGC-21-448		174.00	176.00	2.00	/	1.15
NFGC-21-448		184.70	187.00	2.30	/	1.32
NFGC-21-448		200.50	205.60	5.10	/	55.13
NFGC-21-448	Including	200.50	200.95	0.45	/	609.00
NFGC-21-80		49.45	88.50	39.05	55-85	25.80
NFGC-21-80	Including	62.70	72.80	10.10	50-80	58.50
NFGC-21-80	Including	78.65	88.50	9.85	65-95	39.50
NFGC-21-80		93.15	95.45	2.30	70-95	41.60
NFGC-22-491		80.00	82.00	2.00	/	1.15
NFGC-22-491		92.00	95.00	3.00	/	79.81
NFGC-22-491	Including	92.45	94.35	1.90	/	124.56
NFGC-22-559		71.75	74.00	2.25	30-60	1.69
NFGC-22-559		78.00	82.90	4.90	30-60	1.14
NFGC-22-559		131.95	134.00	2.05	10-40	13.22
NFGC-22-559	Including	133.00	134.00	1.00	10-40	24.70
NFGC-22-559		148.00	150.70	2.70	10-40	10.65
NFGC-22-559	Including	148.00	149.70	1.70	10-40	14.92
NFGC-22-559		157.40	161.80	4.40	10-40	1.28
NFGC-22-578		22.55	25.30	2.75	15-45	45.87
NFGC-22-578	Including	22.55	23.35	0.80	15-45	142.00
NFGC-22-578		28.75	30.75	2.00	70-95	1.38
NFGC-22-578		32.00	34.00	2.00	70-95	1.13
NFGC-22-593		8.80	17.00	8.20	/	9.12
NFGC-22-593	Including	11.15	11.45	0.30	/	25.90
NFGC-22-593	Including	13.80	14.80	1.00	/	32.40
NFGC-22-593	Including	16.20	16.60	0.40	/	55.30
NFGC-22-593		20.50	32.25	11.75	/	42.59
NFGC-22-593	Including	20.50	21.00	0.50	/	111.00
NFGC-22-593	Including	21.90	22.20	0.30	/	338.00
NFGC-22-593	Including	22.90	23.30	0.40	/	733.00
NFGC-22-593	Including	29.60	30.10	0.50	/	25.80
NFGC-22-593	Including	31.35	32.25	0.90	/	21.80
NFGC-22-593		36.60	42.90	6.30	/	1.88
NFGC-22-610		46.55	48.60	2.05	70-95	19.34
NFGC-22-610	Including	47.75	48.30	0.55	70-95	65.60
NFGC-22-610		93.70	95.70	2.00	15-45	1.12
NFGC-22-610		100.30	104.75	4.45	15-45	1.30
NFGC-22-675		43.50	46.00	2.50	70-95	1.70
NFGC-22-675		75.65	78.25	2.60	/	7.40
NFGC-22-675	Including	75.65	76.70	1.05	70-95	17.42
NFGC-21-84		264.35	270.15	5.80	35-65	3.86
NFGC-21-84	Including	264.35	264.85	0.50	35-65	30.36
NFGC-22-705		26.40	32.05	5.65	/	85.67
NFGC-22-705	Including	28.90	30.50	1.60	/	298.93
NFGC-22-705		51.50	60.55	9.05	/	13.42
NFGC-22-705	Including	52.05	53.20	1.15	/	47.19
NFGC-22-705	Including	54.80	56.10	1.30	/	40.74
NFGC-22-705		63.00	65.45	2.45	/	5.79
NFGC-22-705	Including	65.00	65.45	0.45	/	25.17
NFGC-22-705		68.00	80.00	12.00	/	1.51
NFGC-22-728		249.20	251.20	2.00	30-60	116.93
NFGC-22-728	Including	250.15	250.80	0.65	30-60	358.07
NFGC-22-796		230.95	235.10	4.15	20-50	7.41
NFGC-22-796	Including	230.95	231.45	0.50	20-50	35.90
NFGC-22-796	Including	234.50	235.10	0.60	20-50	10.20
NFGC-22-796		240.40	242.65	2.25	20-50	17.06
NFGC-22-796	Including	240.40	241.40	1.00	20-50	38.10
NFGC-22-889		625.60	627.80	2.20	/	1.91
NFGC-22-899		47.60	49.90	2.30	65-95	10.49
NFGC-22-899	Including	47.60	48.05	0.45	65-95	38.94
NFGC-22-899		72.50	77.00	4.50	40-70	2.80
NFGC-22-899		91.00	93.00	2.00	40-70	1.71
NFGC-22-899		105.00	107.00	2.00	45-75	1.06
NFGC-23-1730		75.15	78.05	2.90	70-95	1.03
NFGC-23-1730		96.35	98.65	2.30	70-95	31.89
NFGC-23-1730	Including	97.00	97.65	0.65	70-95	112.50
NFGC-23-1862		11.50	13.85	2.35	Oct-40	1.03
NFGC-23-1862		58.85	68.95	10.10	Oct-40	4.09
NFGC-23-1862	Including	67.15	67.90	0.75	Oct-40	33.60
NFGC-23-1862		78.15	80.95	2.80	70-95	1.87

18 April 2024	190

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.18 Select drillhole assay intercepts for the Keats FW. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	191

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.19 Select drillhole assay intercepts for the Keats HW. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

10.2.18	Keats North Gold Prospect

Keats North is adjacent to the Keats West prospect (Figures 10.3 and 10.8); the prospects are located on the east and west sides of the AFZ, respectively. An extensive array of brittle faults host to high-grade gold have been discovered via reconnaissance grid drilling and has now been traced over an area 150 m wide and 630 m in strike.

A total of 122 HQ-size diamond drillholes totaling 26,920 m have been drilled at Keats North by NFG from 2022 to the Effective Date of this Report (Table 10.1). Currently, 24,146 core samples from Keats North have been assayed. The QPs review of the gold analytical results for the 24,146 samples assayed shows:

•	23,553 analytical results (97.54%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.07 ppm Au,
•	512 analytical results (2.12%) were between 1 and 4.95 ppm Au, with an average of 1.82 ppm Au.
18 April 2024	192

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	59 analytical results (0.24%) were between 5.07 and 24.50 ppm Au, with an average of 10.09 ppm Au.
•	16 analytical results (0.07%) were between 25.88 and 98.70 ppm Au, with an average of 47.12 ppm Au.
•	6 analytical results (0.02%) were between 105.50 and 738.00 ppm Au, with an average of 234.58 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 10.20.

Table 10.20 Select drillhole assay intercepts for the Keats North prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

In 2023, Keats North drilling represents a targeted program aimed at filling gaps in segments of the Penumbra and Umbra structures and has identified near-surface mineralization near Keats Main and Iceberg prospects (New Found Gold Corp., 2023j).

These significant intervals along with many others occur largely within and around the Umbra, Penumbra, and Enigma structures, however, others fall outside into new structural splays; these zones remain open at depth (Figure 10.19; Figure 10.20; Figure 10.23). Umbra and Penumbra structures strike north south and can be traced through the Keats North prospect and play an important role in concentrating gold at Keats North and the northeast end of the Keats Main Zone.

18 April 2024	193

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Gold mineralization has been traced to at least 250 m vertical and deeper exploration drilling will focus on targeting these key structures at depth.

10.2.19	Keats South Gold Prospect

The Keats South prospect is located on the east side of the AFZ, along strike of the Keats prospect (Figures 10.3 and 10.8). Keats South is the southern continuation of the Keats Main Zone along the KBFZ. This includes 421 Zone, which is a cross-cutting structure at Keats South within the southern extent of Keats Main Zone. High-grade gold mineralization in the 421 region, is controlled by the intersection of a series of south-to-southwest dipping gold-bearing structures with the AFZ and the KBFZ (New Found Gold Corp., 2023i).

Currently, NFG has drilled 83 drillholes in 33,552 m at the Keats South prospect (Table 10.1). A total of 30,494 core samples from Keats South have been assayed.

The QPs review of the gold analytical results for the 30,494 samples assayed shows:

•	30,024 analytical results (98.46%) were below 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.05 ppm Au.
•	387 analytical results (1.27%) were between 1.01 and 4.98 ppm Au, with an average of 1.95 ppm Au.
•	65 analytical results (0.21%) were between 5.01 and 21.50 ppm Au, with an average of 9.06 ppm Au.
•	14 analytical results (0.05%) were between 25.80 and 80.80 ppm au, with an average of 43.98 ppm Au.
•	4 analytical results (0.01%) were between 181.50 and 549.18 ppm Au, with an average of 305.70 ppm Au.

Significant drill intercepts, as reported by NFG, for the Keats South prospect and 421 Zone are presented in Tables 10.21 and 10.22 respectively.

18 April 2024	194

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.21 Select drillhole assay intercepts for the Keats South prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	195

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.22 Select drillhole assay intercepts for the 421 Zone at Keats South prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

10.2.20	Keats West Gold Prospect

Keats West is adjacent to the Keats North prospect; the prospects are located on the west and east sides of the AFZ, respectively (Figures 10.3 and 10.8). The Keats West prospect is defined by a low angle thrust fault that dips gently to the south-southwest and is located on the west side of the AFZ.

The following figures depict the geology and structural association with the gold mineralization at the Keats West prospect:

•	Figure 10.32: Plan view of the Keats West, and Cokes prospects with assays above 0.5 ppm Au projected to surface.

•	Figure 10.33: Cross-section through the Keats West prospect.

•	Figure 10.34: Inclined three-dimensional gold mineralization model for the Keats West prospect with main veins.

The Keats West structure is interpreted to be a thrust fault that dips gently to the south-southwest and hosts both low and high-grade gold mineralization over a considerable thickness with cumulative widths ranging from 10-30 m (Figures 10.30 and 10.31). This fault zone occurs on the west side of the AFZ, is hosted by an interbedded sequence of black siltstone, siltstone, and greywacke, and contains a series of stacked veins that contain the gold mineralization.

The mineralization style is epizonal and typical of the other gold prospects found along this segment of the AFZ (Figure 10.32).

18 April 2024	196

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.32 Plan view of the Keats West, and Cokes prospects with assays above 0.5 ppm Au projected to surface (Source: NFG, 2024).

18 April 2024	197

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.33 Cross-section through the Keats West prospect (+/-12.5m, looking northwest; Source: NFG, 2024).

A
A'
NFGC-22-922
4.32 g/t Au / 21.30m
NFGC-22-686
10.4 g/t Au / 10.50m
NFGC-22-931
1.82 g/t Au / 40.00m
NFGC-23-1155
1.53 g/t Au / 34.75m
NFGC-22-1028
2.47 g/t Au / 27.85m
1.39 g/t Au / 21.30m
NFGC-22-989
2.53 g/t Au / 29.40m
NFGC-22-660
2.01 g/t Au / 15.85m
NFGC-22-1028
66.0 g/t Au / 2.70m
NFGC-22-990
42.8 g/t Au / 11.60m
NFGC-22-960
42.6 g/t Au / 32.00m
NFGC-22-931
17.1 g/t Au / 11.35m
Au (g/t)
0,5 - 1
1 - 3
3-10
10+
Vein
Assays Previously Reported
NEWFOUND
GOLD CORP
N
0
50
m

18 April 2024	198

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.34 Inclined three-dimensional gold mineralization model for the Keats West prospect with main veins (looking south; Source: NFG, 2024).

EAST
WEST
APPLETON FAULT ZONE
COKES
KEATS
KEATS WEST
ICEBERG
NFGC-21-157
2.40 g/t Au / 23.70m
NFGC-23-1891
4.33 g/t Au / 11.80m
NFGC-23-1609
2.75 g/t Au / 13.50m
NFGC-23-1852
1.94 g/t Au / 13.50m
NFGC-23-1870
1.76 g/t Au / 11.10m
2.54 g/t Au / 8.55m
3.64 g/t Au / 7.90m
NFGC-20-32
20.8 g/t Au / 29.00m
NFGC-20-41
22.5 g/t Au / 10.40m
NFGC-22-960
42.6 g/t Au / 32.00m
NFGC-23-1741
10.3 g/t Au / 13.00m
8.52 g/t Au / 5.30m
3.22 g/t Au / 23.50m
NFGC-23-1708
3.20 g/t Au / 43.80m
NFGC-22-773
18.6 g/t Au / 15.95m
NFGC-23-1120
49.7 g/t Au / 29.85m
NFGC-23-1279
30.8 g/t Au / 7.95m
NFGC-23-1765
3.49 g/t Au / 23.20m
NFGC-23-1755
4.43 g/t Au / 7.80m
16.8 g/t Au / 2.15m
KEATS WEST - COKES
INCLINED PLAN VIEW
Au (g/t)
0.5-1
1-3
3-10
>10
Main Vein
Deformation Zone
Previously Reported
NEWFOUND
GOLD CORP
0
50
100
m

18 April 2024	199

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Drilling through 2023 focused on expansion and definition of this structure that now has a drill-defined mineralized footprint spanning an area that is 305 m long by 315 m wide and extends from surface to 130 m vertical depth (New Found Gold Corp., 2023j).

Additional infill drilling at Keats West is planned to better define the continuity of grade and the controls on the gold mineralization within the host fault. Deeper drilling utilizing the seismic data is also planned within this important domain of rock west of the AFZ, both exploring the down-dip continuation of the Keats West structure in addition to looking for new structures at depth.

A total of 163 diamond drillholes totaling 30,774 m have been drilled at Keats West by NFG from 2021 to the Effective Date of this Report (Table 10.1). A total of 29,882 core samples from Keats West have been assayed. The QPs review of the gold analytical results for the 29,882 samples assayed shows:

•	27,514 analytical results (92.08%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.08 ppm Au,
•	2,014 analytical results (6.74%) were between 1 and 5 ppm Au, with an average of 2.07 ppm Au.
•	291 analytical results (0.87%) were between 5.02 and 24.88 ppm Au, with an average of 9.61 ppm Au.
•	45 analytical results (0.15%) were between 25.40 and 100.00 ppm Au, with an average of 52.86 ppm Au.
•	18 analytical results (0.06%) were between 100.50 and 519.00 ppm Au, with an average of 236.98 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 10.23. These intercepts all occur near surface and are hosted by the Keats West structure and demonstrate good continuity and strength of the gold system.

18 April 2024	200

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.23 Select drillhole assay intercepts for the Keats West prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	True Width (%)	Au (ppm)
NFGC-22-533		98.25	105.00	6.75	55-85	8.70
NFGC-22-533	Including	100.65	101.50	0.85	55-85	53.30
NFGC-22-681		105.00	107.00	2.00	70-95	4.06
NFGC-22-681		116.80	121.00	4.20	60-90	17.87
NFGC-22-681	Including	116.80	117.25	0.45	60-90	15.90
NFGC-22-681	Including	120.30	121.00	0.70	60-90	68.80
NFGC-22-686		100.50	111.00	10.50	70-95	10.36
NFGC-22-686	Including	101.30	102.55	1.25	70-95	43.84
NFGC-22-686	Including	103.05	103.45	0.40	70-95	88.20
NFGC-22-754		118.00	122.25	4.25	70-95	5.68
NFGC-22-754	Including	118.00	118.80	0.80	70-95	14.30
NFGC-22-754	Including	121.50	122.25	0.75	70-95	11.65
NFGC-22-773		11.85	16.20	4.35	70-95	2.63
NFGC-22-773		18.60	34.55	15.95	70-95	18.62
NFGC-22-773	Including	24.85	25.85	1.00	70-95	252.99
NFGC-22-784		13.40	37.40	24.00	70-95	6.68
NFGC-22-784	Including	18.95	20.45	1.50	70-95	37.43
NFGC-22-784	Including	20.85	21.55	0.70	70-95	14.90
NFGC-22-784	Including	26.00	27.50	1.50	70-95	24.70
NFGC-22-784	Including	36.45	37.40	0.95	70-95	12.75
NFGC-22-865		30.00	32.45	2.45	50-80	1.29
NFGC-22-865		83.50	86.55	3.05	55-85	2.33
NFGC-22-865		92.90	95.25	2.35	55-85	1.14
NFGC-22-865		101.10	104.65	3.55	50-80	61.76
NFGC-22-865	Including	102.70	103.40	0.70	50-80	301.09
NFGC-22-865		110.75	113.35	2.60	40-70	1.53
NFGC-22-922		52.00	54.00	2.00	70-95	8.13
NFGC22-922	Including	53.00	54.00	1.00	70-95	14.30
NFGC-22-922		63.40	80.00	16.60	70-95	3.26
NFGC22-922	Including	73.30	74.25	0.95	70-95	25.23
NFGC-22-922		128.70	150.00	21.30	70-95	4.32
NFGC22-822	Including	133.45	134.20	0.75	70-95	14.40
NFGC22-922	Including	139.55	140.50	0.95	70-95	10.25
NFGC22-822	Including	143.55	144.25	0.70	70-95	23.90
NFGC-22-931		23.90	29.75	5.85	70-95	1.07
NFGC-22-931		59.00	99.00	40.00	70-95	1.82
NFGC-22-931		157.00	168.35	11.35	70-95	17.09
NFGC22-831	Including	157.65	158.60	0.95	70-95	24.21
NFGC22-931	Including	159.95	160.95	1.00	70-95	25.91
NFGC22-931	Including	163.55	167.85	4.30	70-95	30.01
NFGC-22-945		78.10	100.60	22.50	70-95	10.05
NFGC22-945	Including	88.15	88.80	0.65	70-95	12.55
NFGC22-945	Including	90.00	91.00	1.00	70-95	12.95
NFGC22-945	Including	93.70	94.85	1.15	70-95	14.24
NFGC22-945	Including	95.65	96.00	0.35	70-95	16.10
NFGC22-945	Including	99.95	100.60	0.65	70-95	221.00
NFGC-22-960		25.35	35.25	9.90	70-95	2.08
NFGC-22-960		40.40	44.20	3.80	50-80	1.46
NFGC-22-960		49.90	55.15	5.25	65-95	2.14
NFGC-22-960		74.80	78.00	3.20	55-85	1.63
NFGC-22-960		113.00	115.00	2.00	70-95	1.04
NFGC-22-960		145.00	177.00	32.00	20-50	42.64
NFGC22-960	Including	151.35	152.30	0.95	20-50	14.05
NFGC22-960	Including	156.65	157.55	0.90	20-50	86.60
NFGC22-960	Including	159.40	161.30	1.90	20-50	24.06
NFGC22-960	Including	162.05	162.95	0.90	20-50	29.68
NFGC22-960	Including	163.75	164.35	0.60	20-50	24.50
NFGC22-960	Including	165.70	167.00	1.30	20-50	16.26
NFGC22-960	Including	170.50	173.10	2.60	20-50	121.57
NFGC22-960	Including	173.70	177.00	3.30	20-50	241.54
NFGC-22-989		9.70	39.10	29.40	70-95	2.53
NFGC22-989	Including	30.00	30.35	0.35	70-95	46.90
NFGC22-989	Including	38.75	39.10	0.35	70-95	84.00

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	True Width (%)	Au (ppm)
NFGC-22-1010		30.80	34.45	3.65	50-80	2.29
NFGC-22-1010		46.00	56.25	10.25	50-80	1.54
NFGC-22-1010	Including	55.75	56.25	0.50	50-80	10.70
NFGC-22-1010		96.85	140.25	43.40	50-80	4.43
NFGC-22-1010	Including	96.85	98.00	1.15	50-80	25.83
NFGC-22-1010	Including	102.80	103.75	0.95	50-80	16.40
NFGC-22-1010	Including	111.00	111.50	0.50	50-80	10.50
NFGC-22-1010	Including	126.55	127.55	1.00	50-80	69.30
NFGC-22-1028		52.00	81.45	29.45	70-95	2.47
NFGC-22-1028	Including	64.05	65.65	1.60	70-95	15.84
NFGC-22-1028		86.00	107.30	21.30	60-90	1.39
NFGC-22-1028		149.80	154.25	4.45	70-95	1.04
NFGC-22-1028		166.80	169.50	2.70	70-95	66.00
NFGC-22-1028	Including	167.85	168.50	0.65	70-95	271.01
NFGC-22-1040		40.40	63.30	22.90	70-95	17.23
NFGC-22-1040	Including	45.85	47.45	1.60	70-95	162.12
NFGC-22-1040	Including	49.45	49.95	0.50	70-95	18.82
NFGC-22-1040	Including	58.50	59.00	0.50	70-95	161.66
NFGC-22-1040	Including	61.95	62.65	0.70	70-95	14.18
NFGC-22-1040		69.65	88.05	18.40	70-95	12.00
NFGC-22-1040	Including	71.25	72.10	0.85	70-95	12.00
NFGC-22-1040	Including	72.55	73.30	0.75	70-95	57.67
NFGC-22-1040	Including	80.10	80.50	0.40	70-95	93.75
NFGC-22-1040	Including	82.50	82.85	0.35	70-95	53.36
NFGC-22-1040	Including	85.75	87.30	1.55	70-95	47.87
NFGC-23-1149		13.55	16.00	2.45	70-95	1.42
NFGC-23-1149		31.25	43.30	12.05	70-95	1.06
NFGC-23-1149		56.10	86.15	30.05	70-95	5.81
NFGC-23-1149	Including	56.10	56.85	0.75	70-95	23.94
NFGC-23-1149	Including	57.90	58.25	0.35	70-95	102.04
NFGC-23-1149	Including	61.80	63.30	1.50	70-95	19.29
NFGC-23-1149	Including	80.70	81.65	0.95	70-95	31.58
NFGC-23-1197		33.90	36.00	2.10	/	1.06
NFGC-23-1197		55.00	58.00	3.00	70-95	1.44
NFGC-23-1197		67.70	84.00	16.30	70-95	5.57
NFGC-23-1197	Including	74.75	75.35	0.60	70-95	11.10
NFGC-23-1197	Including	77.40	78.65	1.25	70-95	25.70
NFGC-23-1197	Including	79.90	80.55	0.65	70-95	12.35
NFGC-23-1197		89.30	91.60	2.30	/	1.04
NFGC-23-1197		102.80	105.00	2.20	/	1.03
NFGC-23-1708		5.70	49.50	43.80	70-95	3.20
NFGC-23-1708	Including	12.70	13.50	0.80	70-95	12.25
NFGC-23-1708	Including	34.00	35.20	1.20	70-95	34.47
NFGC-23-1708	Including	37.50	38.05	0.55	70-95	12.10
NFGC-23-1708	Including	49.15	49.50	0.35	70-95	25.40
NFGC-23-1741		9.00	22.00	13.00	70-95	10.27
NFGC-23-1741	Including	16.10	17.20	1.10	70-95	98.15
NFGC-23-1741		34.70	40.00	5.30	70-95	8.52
NFGC-23-1741	Including	36.75	37.55	0.80	70-95	47.30
NFGC-23-1741		49.10	72.60	23.50	70-95	3.22
NFGC-23-1741	Including	71.75	72.60	0.85	70-95	57.10
NFGC-23-1755		12.00	14.00	2.00	65-95	1.07
NFGC-23-1755		24.80	32.60	7.80	65-95	4.43
NFGC-23-1755	Including	27.30	27.70	0.40	65-95	17.70
NFGC-23-1755		42.15	46.05	3.90	65-95	1.22
NFGC-23-1755		50.85	53.00	2.15	75-95	16.84
NFGC-23-1755	Including	51.55	52.10	0.55	75-95	62.20
NFGC-23-1761		12.00	14.40	2.40	70-95	1.26
NFGC-23-1761		45.00	47.00	2.00	50-80	4.17
NFGC-23-1761	Including	46.50	47.00	0.50	50-80	16.10
NFGC-23-1761		54.00	62.35	8.35	50-80	2.88
NFGC-23-1761	Including	55.65	56.00	0.35	50-80	38.10

18 April 2024	201

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.2.21	Knob, Rocket, and Grouse Gold Prospects

The Knob, Rocket, and Grouse prospects were discovered along the AFZ in QWN and occur adjacent to the Golden Bullet prospect and 2.3 km southwest of Keats (Figures 10.3 and 10.13). Knob is a historic gold showing that is 150 m east of the AFZ. The 3 prospects are described individually in the text that follows.

Currently, 3,472 core samples from Knob have been assayed.

The QPs review of the gold analytical results for the 3,472 samples assayed shows:

•	3,429 analytical results (98.76%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.04 ppm Au.
•	37 analytical results (1.07%) were between 1 and 4.30 ppm Au, with an average of 1.90 ppm Au.
•	5 analytical results (0.14%) were between 5.75 and 22.10 ppm Au, with an average of 11.66 ppm Au.
•	1 analytical result of 227.00 ppm Au.

Significant drill intercepts for the Knob prospect, as reported by NFG, are presented in Table 10.24.

Mineralization at both Knob and Grouse is hosted by a thick sequence of greywacke, several vein orientations are present, however the overall trend of these gold mineralized domains is east-west and moderately south-dipping. The network of veining is within the greywacke and along the siltstone-greywacke contact, like the Golden Joint HW Zone.

Knob Zone, the largest of the historical discoveries, consists of mineralization hosted within an east-west striking structure that crosscuts the greywacke and has been traced over a strike length of 160 m and has seen minimal modern-day drilling. NFG has completed limited drilling in the Knob prospect area due to other drilling priorities.

The Rocket Zone is located along the AFZ in QWN 100 m to the northeast of Knob (Figures 10.3 and 10.13). It was discovered by exploration drilling stepping out around the Knob prospect. The Rocket Zone has an overall steep dip toward the southwest.

18 April 2024	202

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.24 Select drillhole assay intercepts for the Knob prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

Currently, NFG has drilled 42 holes in 8,275 m at the Rocket prospect (Table 10.1). Currently, 7,123 core samples from Rocket have been assayed.

The QPs review of the gold analytical results for the 7,123 samples assayed shows:

•	7,064 analytical results (99.17%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.03 ppm Au.
•	54 analytical results (0.76%) were between 1 and 4.84 ppm Au, with an average of 1.93 ppm Au.
•	3 analytical results (0.04%) were between 5.47 and 5.88 ppm Au, with an average of 5.63 ppm Au.

Significant drill intercepts for the Rocket prospect, as reported by NFG, are presented in Tables 10.25.

18 April 2024	203

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.25 Select drillhole assay intercepts for the Rocket prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

Beginning in early 2021, NFG completed a first-pass program at the historic Grouse prospect. It is now the southernmost gold zone drilled at Queensway North. Measuring from Grouse north to the Everest Zone spans 6.1 km of strike. This initial program identified significant gold mineralization akin to the Knob Zone consisting of massive to stockwork-style quartz veins developed within and around a thick bed of greywacke hosted by an east-west striking fault zone located 300 m east of the AFZ.

The mineralization hosted in the greywackes at these significant distances from the AFZ is a unique feature of this segment of the AFZ and additional exploration work is required to determine the connection between these zones and the broader structural framework that is controlling the mineralization.

Currently, NFG has drilled 16 holes in 2,420 m at Grouse prospect (Table 10.1). Currently, 1,952 core samples from Grouse have been assayed.

The QPs review of the gold analytical results for the 1,952 samples assayed shows:

•	1,878 analytical results (96.21%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.05 ppm Au.
•	68 analytical results (3.48%) were between 1.02 and 4.35 ppm Au, with an average of 1.71 ppm Au.
•	6 analytical results (0.31%) were between 5.02 and 19.13 ppm Au, with an average of 11.58 ppm Au.

Significant drill intercepts for the Grouse prospect, as reported by NFG, are presented in Tables 10.26.

18 April 2024	204

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.26 Select drillhole assay intercepts for the Grouse prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

10.2.22	Little Zone Gold Prospect

In August 2020, NFG drilled six diamond drillholes at the Little Zone target, west of the AFZ, 1 km northwest of the Keats prospect (Figures 10.3 and 10.9). Currently, a total of 28 drillholes totaling 5,922 m have been drilled at the Little Zone prospect. A total of 5,126 core samples from Little Zone have been assayed. The QPs review of the gold analytical results for the 5,126 samples assayed shows:

•	5,080 analytical results (99.10%) were lower than 1 ppm Au, with a maximum of 0.97 ppm Au and an average of 0.04 ppm Au.
•	42 analytical results (0.82%) were between 1.02 and 4.81 ppm Au, with an average of 1.77 ppm Au.
•	4 analytical results (0.08%) were between 5.09 and 9.55 ppm Au, with an average of 6.77 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 10.27. These results demonstrate significant near-surface mineralization.

In addition, drillhole NFGC-20-14 returned two intercepts of high-grade silver mineralization of 253.8 ppm Ag over 2.0 m and 94.9 ppm Ag over 1.0 m. The true widths of these high-grade silver intervals have not yet been determined. This is the first instance of high-grade silver being identified on the Queensway property. This high-grade silver mineralization lies adjacent to the gold-bearing faults and veins in the Little-Powerline Zone.

Gold mineralization at the Little Zone is interpreted to be associated with a north-striking fault. Follow-up drilling identified an extensive brittle fault associated with low-grade gold mineralization hosted in stockwork and brecciated veinlets hosted by grey to black siltstone in contact with greywacke.

18 April 2024	205

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.27 Select drillhole assay intercepts for the Little Zone prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

10.2.23	Lotto Gold Prospect

The Lotto prospect is located approximately 0.7 km north-northeast of Golden Joint in QWN and includes Sunday and Tuesday zones (Figures 10.3 and 10.9). The initial holes that intersected the Lotto Main vein targeted the intersection of two vein orientations observed in a historic trench. Since this discovery, most of the exploration drilling has been focused on testing the Lotto Main vein which strikes north (Azimuth N0°E), and dips steeply to the east at approximately 85°. The Lotto Main vein occurs approximately 200 m east of the AFZ and ranges in true width from less than 1 m to approximately 3.5 m (Figure 10.35). Other notable veins in the Lotto prospect are Sunday and Tuesday veins. These occur between the Lotto Main vein and the AFZ in a region known as the Lotto Footwall (‘FW’).

A total of 97 diamond drillholes totaling 26,252 m have been drilled at Lotto by NFG from 2020 to 2023 (Table 10.1). Drillhole collar locations for the Lotto prospect are shown on Figure 10.9. Currently, 24,238 core samples from Lotto have been assayed.

The QPs review of the gold analytical results for the 24,238 samples assayed shows:

•	23,710 analytical results (97.82%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.03 ppm Au.
•	430 analytical results (1.77%) were between 1 and 4.98 ppm Au, with an average of 1.85 ppm Au.
•	59 analytical results (0.24%) were between 5.06 and 24.71 ppm Au, with an average of 11.46 ppm Au.
•	18 analytical results (0.07%) were between 25.30 and 98.90 ppm Au, with an average of 47.23 ppm Au.
•	21 analytical results (0.09%) were between 107.50 and 1332.55 ppm Au, with an average of 285.16 ppm Au.
18 April 2024	206

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Significant drill intercepts for the Lotto Main and Lotto FW, and the Sunday Zone, as reported by NFG, are presented in Tables 10.28, 10.29 and 10.30. The intercepts demonstrate good continuity of a high-grade lens that is interpreted to plunge steeply to the northeast and is likely controlled by the intersection of the Lotto Main vein with a thin bed of greywacke. More recent drilling has identified additional high-grade domains within the Lotto Main vein which could be attributed to a roll or dip-change that the vein takes.

The contained high-grade segment of the Lotto Main vein has been defined over a strike length of approximately 200 m and to a depth of 220 m, but the vein itself has been intersected up to 350 m vertical depth (Figure 10.11 and Figure 10.27). Exploration will utilize the seismic data to test the down-dip extensions of the Lotto structure.

Table 10.28 Select drillhole assay intercepts for the Lotto FW. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	207

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.29 Select drillhole assay intercepts for the Lotto Main Zone. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

Table 10.30 Select drillhole assay intercepts for the Sunday Zone. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	208

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.35 Cross-section through the Lotto prospect, looking northeast, +/- 20 m (Source: NFG, 2024).

B
NW
B′
SE
NFGC-22-552
77.9 g/t Au / 2.30m
NFGC-21-100
106 g/t Au / 5.25m
NFGC-21-201
19.1 g/t Au / 2.60m
143 g/t Au / 11.75m
NFGC-22-629
NFGC-22-618
NFGC-22-858
NFGC-22-870
NFGC-22-552
NFGC-22-609
NFGC-22-597
NFGC-22-556
NFGC-20-24
NFGC-21-96
NFGC-21-100
NFGC-21-224
NFGC-21-109
NFGC-21-243
NFGC-21-115
NFGC-21-266
NFGC-21-201
NFGC-21-205
NFGC-21-391
BLACK SHALE
APPLETON FAULT ZONE
GREYWACKE
SHALE
Lotto Main
LOTTO CROSS SECTION MAP
Drill Holes
NFGC Collar with Assays Received by Effective Date
Shear Zone
Au Vein
Greywacke
Shale
Mafic Dyke
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
NEWFOUND GOLD CORP
0
50
100 m
0
-100
-200
0
100
200
300
400
500

18 April 2024	209

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.2.24	Lotto North Gold Prospect

The Lotto North prospect is adjacent (north) to the Lotto prospect in QWN on the east side of the AFZ (Figures 10.3 and 10.9). Systematic grid drilling testing along the eastern side of the AFZ north of Lotto identified this new gold bearing structural zone in November 2022. A total of 80 diamond drillholes totaling 18,868 m have been drilled at Lotto North by NFG of the Effective Date of this Report (Table 10.1). Drillhole collar locations for the Lotto North prospect are shown on Figure 10.9.

Currently, 16,889 core samples from Lotto North have been assayed. The QPs review of the gold analytical results for the 16,889 samples assayed shows:

•	16,500 analytical results (97.70%) were lower than 1 ppm Au, with a maximum of 0.98 ppm Au and an average of 0.04 ppm Au.
•	315 analytical results (1.87%) were between 1 and 5 ppm Au, with an average of 1.95 ppm Au.
•	56 analytical results (0.33%) were between 5.03 and 24.30 ppm Au, with an average of 9.66 ppm Au.
•	16 analytical results (0.09%) were between 26.95 and 86.70 ppm Au, with an average of 47.40 ppm Au.
•	2 analytical results (0.01%) of 109.00 and 225.00 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 10.31. At Lotto North, gold mineralization is hosted within a series of AFZ-typical epizonal-style veins contained within a north-south striking brittle fault zone immediately north of the Lotto prospect. Gold mineralization contained within this structure has been traced over a strike length of 340 m and to a vertical depth of 180 m; it remains open at depth and is interpreted to be the same structure that hosts the Lotto Main vein but has been offset by late faulting in this region.

When combined with the Lotto Main Zone, these high-grade gold-bearing structures have been drill-defined over a total strike length of 630 m (Figure 10.9; Figure 10.10; Figure 10.11).

18 April 2024	210

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.31 Select drillhole assay intercepts for the Lotto North prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

10.2.25	Monte Carlo Gold Prospect

The Monte Carlo prospect is located adjacent to the Lotto prospect on the west side of the AFZ (Figures 10.3 and 10.9). Monte Carlo is defined by an east-west striking, steeply dipping, gold mineralized vein and is most like Lotto. In addition, low-grade gold mineralization exists in historic drilling in this area. The vein occurs within a fault zone that has been intercepted over a strike length of 520 m and down to a vertical depth of 160 m (Figures 10.36 and 10.37). NFG’s 2023 drill program expanded upon a high-grade segment of Monte Carlo that starts at surface and has a strike length that spans 135 m (New Found Gold Corp., 2023k). The Monte Carlo vein and associated fault is open at depth with limited exploration completed below 200 m vertical.

A total of 108 diamond drillholes holes totaling 23,309 m have been drilled at Monte Carlo by NFG as of the Effective Date of this Report (Table 10.1). Currently, 20,604 core samples from Monte Carlo have been assayed. The QPs review of the gold analytical results for the 20,604 samples assayed shows:

•	19,915 analytical results (96.66%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.04 ppm Au.
18 April 2024	211

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	614 analytical results (2.98%) were between 1 and 5 ppm Au, with an average of 2.10 ppm Au.
•	55 analytical results (0.27%) were between 5.06 and 23.94 ppm Au, with an average of 9.82 ppm Au.
•	16 analytical results (0.08%) were between 27.41 and 92.51 ppm Au, with an average of 50.38 ppm Au.
•	4 analytical results (0.02%) were between 111 and 1910.00 ppm Au, with an average of 617.01 ppm Au.

Significant drill intercepts at the Monte Carlo Zone, as reported by NFG, are presented in Table 10.32.

Table 10.32 Select drillhole assay intercepts for the Monte Carlo prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	212

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.36 Plan view of the Monte Carlo and Powerline prospects with assays above 0.5 ppm Au projected to surface (Source: NFG, 2024).

18 April 2024	213

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.37 Longitudinal section through the Monte Carlo prospect, vertically oriented, looking north (Source; NFG, 2024).

18 April 2024	214

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.2.26	Pocket Pond Gold Prospect

In May of 2021, NFG initiated a drill program following up on historic drilling and anomalous grab samples at the Pocket Pond prospect located 5.5 km east-northeast of the Keats Zone on the JBPFZ in QWN (Figures 10.3 and 10.4). A total of 54 diamond drillholes totaling 12,518 m were drilled at Pocket Pond by NFG (Table 10.1).

Currently, 6,444 core samples from Pocket Pond have been assayed. The QPs review of the gold analytical results for the 6,444 samples assayed shows:

•	6,330 analytical results (98.23%) were lower than 1 ppm Au, with a maximum of 0.98 ppm Au and an average of 0.05 ppm Au.
•	97 analytical results (1.51%) were between 1.01 and 4.91 ppm Au, with an average of 2.09 ppm Au.
•	14 analytical results (0.22%) were between 5.28 and 23.49 ppm Au, with an average of 13.95 ppm Au.
•	3 analytical results (0.05%) were between 26.70 and 88.70 ppm Au, with an average of 48.24 ppm Au.

Drilling has identified mineralization like that seen in the 1744 area, characteristic of the JBP structural trend of epizonal-style, with irregular stylolitic massive to vuggy veins that are spatially associated with brittle faulting and folding in a green siltstone unit. Continuity of grade has been difficult to establish; preliminary interpretation suggests that some of the Pocket Pond veins may dip steeply to the northwest.

The interpretation of the drill data at Pocket Pond has defined a mineralized trend with a strike length of 160 m and a depth of at least 145 m (Figures 10.38 and Figure 10.39).

Significant drill intercepts, as reported by NFG, are presented in Table 10.33.

18 April 2024	215

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.38 Plan view of Pocket Pond Zone with assays above 0.5 ppm Au projected to surface (Source: NFG, 2024).

NFGC-21-321
2.86 g/t Au / 2.05m
5.69 g/t Au / 4.35m
NFGC-21-230
8.92 g/t Au / 2.00m
2.08 g/t Au / 2.00m
NFGC-21-304
21.7 g/t Au / 2.65m
5.86 g/t Au / 2.10m
6.04 g/t Au / 3.25m
POCKET POND PLAN MAP
Deformation Zone
Au Vein Surface Intersection
Greywacke
Shale
Historical Collar
NFGC Collar with Assays Received by Effective Date
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY NORTH
POCKET POND
Appleton Fault Zone
JBP Fault Zone
NEWFOUND GOLD CORP
0
100
200m

18 April 2024	216

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.39 Longitudinal section through the Pocket Pond prospect, vertically oriented, looking northwest (Source: NFG, 2024).

NFGC-21-304
21.7 g/t Au / 2.65m
6.04 g/t Au / 3.25m
NFGC-21-321
5.69 g/t Au / 4.35m
NFGC-21-230
8.92 g/t Au / 2.00m
NFGC-21-245
7.26 g/t Au / 2.20m
NFGC-21-357
9.25 g/t Au / 2.05m
NFGC-23-1641
6.67 g/t Au / 2.25m
A
SW
A'
NE
OPEN
POCKET POND LONG SECTION
POCKET POND
GLASS
1744
700m
5km

18 April 2024	217

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.33 Select drillhole assay intercepts for the Pocket Pond prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

10.2.27	Powerline Gold Prospect

The Powerline prospect is located on the west side of the AFZ, approximately 250 m northeast of the Little Zone prospect and 800 metres south of the Monte Carlo prospect (Figures 10.3 and 10.9). As of the Effective Date of this report (April 18th, 2024), a total of 44 drillholes totaling 8,826 m has been drilled. A total of 8,811 core samples from the Powerline prospect have been assayed. The QPs review of the gold analytical results for the 8,811 samples assayed shows:

•	8,721 analytical results (98.98%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.03 ppm Au.
•	70 analytical results (0.79%) were between 1 and 4.81 ppm Au, with an average of 1.93 ppm Au.
•	17 analytical results (0.19%) were between 5.07 and 24.40 ppm Au, with an average of 10.31 ppm Au.
•	3 analytical results (0.03%) of 27.10, 38.10 and 102.50 ppm Au.
18 April 2024	218

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Significant drill intercepts at the Powerline prospect, as reported by NFG, are presented in Table 10.34. Presently, low-grade mineralization has been defined over a current strike length of 350 m at Powerline within testing only at shallow depths (New Found Gold Corp., 2024d). It is a shallowly northeast-dipping shear zone with characteristics like the neighbouring Keats West Zone.

Table 10.34 Select drillhole assay intercepts for the Powerline prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

10.2.28	Road Gold Prospect

Road is located east of the AFZ and 450 m east of Golden Joint (Figure 10.9) and at the eastern extent of Iceberg East. Currently, a total of 27 drillholes have been completed at the Road prospect for a total of 5,789 m. Currently, 5,228 core samples from Road have been assayed. The QPs review of the gold analytical results for the 5,228 samples assayed shows:

•	5,195 analytical results (99.34%) were lower than 1 ppm Au, with a maximum of 0.92 ppm Au and an average of 0.02 ppm Au,
•	23 analytical results (0.44%) were between 1 and 4.02 ppm Au, with an average of 1.76 ppm Au.
•	6 analytical results (0.12%) were between 5.11 and 10.62 ppm Au, with an average of 7.66 ppm Au.
•	3 analytical results (0.06%) were between 25.88 and 33.70 ppm Au, with an average of 30.09 ppm Au.
•	1 analytical result (0.02%) was 104.50 ppm Au.
18 April 2024	219

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Significant drill intercepts, as reported by NFG, are presented in Table 10.35. The drill results suggest that gold is associated with a brittle fault that dips at 40° in the 255° direction; the quartz-carbonate veins associated with this fault have massive vuggy, stylolitic and brecciated textures, like other AFZ prospects (Figure 10.10).

Table 10.35 Select drillhole assay intercepts for the Road prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

10.2.29	Trans-Canada Highway (TCH) - Trans-Canada West (TCW) Gold Prospect

The Trans-Canada Highway and Trans-Canada West (TCH-TCW) prospects are located between Cokes and Knob, where mineralization has been identified in structures located in the footwall of the AFZ (Figures 10.3 and 10.13). Originally targeted because this area is located along strike of the KBFZ but on the west side of the AFZ. Currently, a total of 27 holes totaling 8,609 m has been drilled at TCH and 22 holes totaling 5,531 m at TCW (Table 10.1).

A total of 9,165 core samples were assayed from TCH. The QPs review of the gold analytical results for the 10,015 samples assayed shows:

•	9,918 analytical results (99.07%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.05 ppm Au.
•	78 analytical results (0.85%) were between 1 and 4.78 ppm Au, with an average of 1.53 ppm Au.
•	5 analytical results (0.07%) were between 6.45 and 14.46 ppm Au, with an average of 8.90 ppm Au.
•	2 analytical results (0.02%) were 32.43 and 226.45 ppm Au.

Significant drill intercepts at TCH, as reported by NFG, are presented in Table 10.36.

18 April 2024	220

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.36 Select drillhole assay intercepts for the Trans-Canada Highway prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

At the TCW prospect, mineralization has been identified in structures located in the hanging wall of the AFZ (Figure 10.16). Epizonal-style veining is associated with significant brittle faulting and silicification in the siltstones. Currently, 5,900 core samples from TCW have been assayed. The QPs review of the gold analytical results for the 5,900 samples assayed shows:

•	5838 analytical results (98.95%) were below 1 ppm Au, with a maximum of 0.98 ppm Au and an average of 0.05 ppm Au.
•	56 analytical results (0.95%) were between 1 and 4.96 ppm Au, with an average of 1.67 ppm Au.
•	6 analytical results (0.10%) were between 5.34 and 22.01 ppm Au, with an average of 12.22 ppm Au.6

Significant drill intercepts at TCW, as reported by NFG, are presented in Table 10.37.

Table 10.37 Select drillhole assay intercepts for the Trans-Canada West prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	221

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.2.30	Whiskey Pocket Gold Prospect

The Whiskey Pocket prospect is located along the JBPFZ in QWN, 4.5 km southwest of the 798 Zone (Figures 10.3 and Figure 10.4). Currently, a total of 1,209 core samples from Whiskey Pocket have been assayed. The QPs review of the gold analytical results for the 1,209 samples assayed shows:

•	1,201 analytical results (99.34%) were below 1 ppm Au, with a maximum of 0.97 ppm Au and an average of 0.02 ppm Au.
•	7 analytical results (0.58%) were between 1 and 4.52 ppm Au, with an average of 1.87 ppm Au.
•	1 analytical result (0.08%) of 6.65 ppm Au.

10.3	Queensway South Block Prospects

Drilling at QWS was initiated in 2022, with 14 prospects now drill tested as of 18 April 2024 (Figure 10.40). A total of 89 drillholes totaling 19,059 m has been drilled at QWS through to the Effective Date of this technical report (Table 10.1).

The 14 drill-tested prospects at QWS include: Astronaut, Aztec, Camp, Devils Pond South, Devil’s Trench, Eastern Pond, Golden Elbow, Goose, Greenwood Pond #2 (Greenwood), Mars, Nebula, Nova, Pauls Pond, Potato Trench and Till Raft. Drillhole collar locations for the QWS drilled prospects are shown on Figure 10.31.

In addition to the drill results presented and discussed by prospect in this section, NFG conducted exploratory drill programs at Golden Elbow, Potato Trench, and Mars. The results of these drill programs are not material to the Company currently, and therefore, are not discussed in the text that follows.

10.3.1	Aztec Gold Prospect

The Aztec Zone is located west of the AFZ in the west-central portion of QWS at the interpreted domain boundary of the Davidsville Group (Figure 10.40). Two diamond drillholes totaling 739 m were drilled at Aztec by NFG in 2022 to test gold mineralization (Table 10.1).

Currently, a total of 789 core samples from Aztec have been assayed. The QPs review of the gold analytical results for the 789 samples assayed shows that all 789 analytical results were below 1 ppm Au, with a highest result of 0.34 ppm Au and an average of 0.01 ppm Au.

Aztec is an epithermal target and is defined by a large area of sinter and is associated with a significant fault zone and hydrothermal breccia containing gold that is exposed in a trench and historical drill core. Drilling successfully intersected the fault-zone and breccia domain.

18 April 2024	222

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.3.2	Devils Pond South and Camp (Bernard’s Pond) Gold Prospects

The Devils Pond South and Camp prospects are located east of the AFZ and west of the JBPFZ in QWS, approximately 5 km southeast of the Aztec prospect (Figure 10.40). As of the Effective Date of this technical report, 9 drillholes totaling 1,896 m have been drilled at the prospects (Table 10.1).

Drilling intersected significant disseminated arsenopyrite mineralization and gold in quartz veinlets hosted in a thick unit of greywacke. This zone is now named “Devils Pond South” and is in a similar stratigraphic position to several of the discoveries made along the QWN segment of the AFZ in addition to the Devils Trench to the north.

The Camp prospect is defined as multiple gold-bearing shear zones in the Davidsville siltstone immediately east of the AFZ, a similar stratigraphic position to the other discoveries made at QWN (Figure 10.41). The mineralized shear zones are defined by domains of high strain and an increased density of stylolitic quartz veins that comprise significant concentrations of arsenopyrite and pyrite. Visible gold was observed in several veins. Currently, a total of 2,087 core samples from Camp and Devils Pond South have been assayed. The QPs review of the gold analytical results for the 2,087 samples assayed shows:

•	2,048 analytical results (98.13%) were lower than 1 ppm Au, with a maximum of 0.93 ppm Au and an average of 0.04 ppm Au.
•	37 analytical results (1.77%) were between 1 and 4.67 ppm Au, with an average of 1.91 ppm Au.
•	2 analytical results (0.10%) were 6.11 and 18.27 ppm Au.

Significant drill intercepts at the Camp and Devils Pond South prospects, as reported by NFG, are presented in Table 10.38.

Table 10.38 Select drillhole assay intercepts for the Devils Pond South and Camp prospects. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

18 April 2024	223

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.40 Drill collar locations at the Mars, Potato Patch, Devils Pond, Nebula, Astronaut/Nova, Greenwood, and Eastern Pond prospects, Queensway South block.

MARS
2024: 8 HOLES
POTATO PATCH
2024: 5 HOLES
DEVILS POND
2022: 4 HOLES
NEBULA/TILL RAFT
2022: 2 HOLES
2023: 7 HOLES
ASTRONAUT/NOVA
2022: 10 HOLES
2023: 18 HOLES
GREENWOOD POND
2022: 8 HOLES
GOOSE
2022: 5 HOLES
APPLETON FAULT ZONE
JBP FAULT ZONE
CAMP ZONE
2024: 6 HOLES
DEVILS POND SOUTH
2022: 3 HOLES
EASTERN POND
2022: 1 HOLES
2023: 9 HOLES
GRUB LINE
GOLDEN ELBOW
2023: 3 HOLES
QWS PLAN MAP
DDH Collars
Gold Showings
Major Fault
Property Boundary
Lithology
Bimodal Volcanics; Siltstone; Gabbro
Siltstone & Greywacke
Conglomerate & Greywacke
Graphitic Shale
Siltstone
Conglomerate
Indian Islands Group
Gander Group
Gander River Ultramafic Belt
Felsic Intrusive
Appleton Fault Zone
JBP Fault Zone
PAULS POND
NEWFOUND GOLD CORP
0
2500
5000m

18 April 2024	224

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.41 Plan view of the Devils Pond South and Camp Zone prospects with assays above 0.5 ppm Au projected to surface (Source: NFG, 2024).

NFGC-QS-24-89
1.01 g/t Au / 2.55m
1.20 g/t Au / 16.80m
NFGC-QS-24-85
3.06 g/t Au / 2.00m
1.13 g/t Au / 2.10m
APPLETON FAULT ZONE
CAMP ZONE
Grab Samples
479 g/t Au with VG
NFGC-QS-24-88
3.06 g/t Au / 2.30m
Including 18.3 g/t Au / 0.35m
Grab Samples
3.17 g/t Au
137 g/t Au
NFGC-QS-24-85
1.44 g/t Au / 2.60m
Grab Samples
22.1 g/t Au
CAMP SHEAR ZONE
NFGC-QS-22-30
1.17 g/t Au / 6.80m
DEVILS POND SOUTH
BERNARD'S POND MAP
Assay (Au g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
> 10.00
Grab Sample (Au g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
> 10.00
Conglomerate & Greywacke
Graphitic Shale
Siltstone
Major Fault
DDH Collars
Au Zone
Au Zone Projection
NEWFOUND GOLD CORP
0
250m

18 April 2024	225

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.3.3	Devil’s Trench Gold Prospect

Devil’s Trench is located over 12 km to the northeast of Devils Pond South and 6 km northeast of the gold prospects at Pauls Pond in the central portion of QWS (Figure 10.40). It was discovered in a 2023 drill program that targeted a trenched Au-in soil and till anomaly east of the AFZ (New Found Gold Corp., 2023h).

The Devil’s Trench target was identified using soils and is defined by a +1 g/t Au-in-soil anomaly. Subsequent trenching revealed a shear zone with quartz veining and strong arsenopyrite mineralization hosted by a greywacke unit within the highly prospective window around the AFZ, like Devils Pond South and other significant discoveries made at QWN.

Four diamond drillholes totaling 551 m were drilled at Devil’s Trench by NFG to test gold mineralization (Table 10.1). Currently, a total of 601 core samples from Devil’s Pond have been assayed. The QPs review of the gold analytical results for the 601 samples assayed shows:

•	597 analytical results (99.33%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.06 ppm Au.
•	4 analytical results (0.67%) were between 1.16 and 2.24 ppm Au, with an average of 1.56 ppm Au.

10.3.4	Eastern Pond Gold Prospect

Eastern Pond is located south of the AFZ and west of the JBPFZ in QWS, approximately 5.5 km south of the Aztec prospect and 3 km west-southwest of Bernards Pond (Figure 10.40). Currently, a total of 10 drillholes totaling 2,341 m have been drilled at the Eastern Pond prospect, and a total of 2,524 core samples have been assayed. The QPs review of the gold analytical results for the 2,524 samples assayed shows:

•	2,517 analytical results (99.72%) were lower than 1 ppm Au, with a maximum of 0.96 ppm Au and an average of 0.01 ppm Au.
•	7 analytical result (0.28%) were between 1.17 and 2.91 ppm Au, with an average of 1.88 ppm Au.

Several targets were tested in the greater Eastern Pond region. They are defined by high-grade Au-in-grab samples, largely float, Au-in-tills and several soil anomalies. Many were subsequently trenched, and drill tested in 2022 and 2023. The highlight from this work, was the drill hole from 2022 which intersected weakly Au-anomalous quartz veins hosted in an interbedded black siltstone domain. This target is locally analogous to the gold discoveries made along the west side of the AFZ at QWN.

18 April 2024	226

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.3.5	Goose Gold Prospect

The Goose prospect is located west of the AFZ in QWS, approximately 5 km east-northeast of the Aztec showing (Figure 10.40). Five HQ-size diamond drillholes totalling 743 m in length were drilled at Goose by NFG in 2022 to test gold mineralization (Table 10.1). Currently, a total of 834 core samples from Goose have been assayed. The QPs review of the gold analytical results for the 834 samples assayed shows:

•	822 analytical results (98.56%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.02 ppm Au.
•	12 analytical results (1.44%) were between 1.04 and 2.45 ppm Au, with an average of 1.55 ppm Au.

The Goose target is characterized by high-grade gold discovered by historic drilling that is hosted by a sequence of siltstones that is intruded by a swarm of intermediate to mafic dykes, largely gabbro and diorite (Figure 10.42). The Goose gold mineralization occurs west of the AFZ in a unit that has not been recognized at QWN. Based on observations made from the historic drill core, mineralization is commonly hosted within the mafic intrusive rocks and is like that found at Nova and Astronaut along strike to the northeast and Greenwood #2 to the southwest.

10.3.6	Greenwood Pond #2 (Greenwood) Gold Prospect

The Greenwood Pond #2 (Greenwood) Zone is located west of the AFZ in QWS and 1.9 km south of Aztec (Figure 10.38). A total of 6 diamond drillholes totaling 756 m were drilled within the zone at Greenwood by NFG in 2022 (Table 10.1). As of the Effective Date of this Report, a total of 824 core samples from Greenwood have been assayed. The QPs review of the gold analytical results for the 824 samples assayed shows:

•	821 analytical results (99.64%) were lower than 1 ppm Au, with a maximum of 0.73 ppm Au and an average of 0.02 ppm Au.
•	2 analytical results (0.23%) of 1.11 and 1.30 ppm Au.
•	1 analytical result (0.11%) of 5.46 ppm Au.

Like the Goose target, Greenwood mineralization is hosted by an intercalated siltstone-mafic intrusive unit and the prospect was established by historical grab sampling that identified high-grade gold-in-outcrop.

10.3.7	Nebula Gold Prospect

The Nebula prospect is located on the east side of the AFZ, northeast of the Astronaut- Nova - Pauls Pond prospects (Figure 10.38). Drilling confirmed that the Au-in-soil anomaly was associated with a near-surface mineralized shear zone immediately east of the inferred projection of the AFZ (Figure 10.42; New Found Gold Corp., 2023h). The gold mineralization is characterized by quartz veins containing tourmaline and arsenopyrite hosted by the Davidsville siltstone interbedded with greywacke.

18 April 2024	227

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Currently, 2 diamond drillholes totaling 448 m were completed by NFG in 2022. Currently, a total of 6 drillholes in 1,138 m have been completed at Nebula by NFG (Table 10.1). A total of 1,288 core samples from Nebula have been assayed. The QPs review of the gold analytical results for the 1,288 samples assayed shows:

•	1,277 analytical results (99.15%) were lower than 1 ppm Au, with a maximum of 0.93 ppm Au and an average of 0.02 ppm Au.
•	9 analytical results (0.70%) were between 1.11 and 3.71 ppm Au, with an average of 2.00 ppm Au.
•	2 analytical results (0.16%) of 6.47 and 9.25 ppm Au.

10.3.8	Pauls Pond, Astronaut, and Nova Gold Prospects

Pauls Pond is in the central portion of QWS, 7-8 km northeast of the Aztec prospect, and is transected by the AFZ (Figure 10.40). This was one of the first areas tested in the QWS 2022 inaugural drill program due the large region of abundant Au-in-float that trends approximately northeast following the interpreted AFZ trend. Several historical Au and As-in-soil anomalies also exist in the area. Initial drilling focused on following up on the float and soil anomalies both in the siltstone-mafic intrusive unit west of the AFZ and in the siltstones east of the AFZ leading to the Nova, Astronaut and Nebula discoveries.

Currently, a total of 7 diamond drillholes totaling 2,252 m have been completed at Pauls Pond (Table 10.1). A total of 2,531 core samples have been assayed. The QPs review of the gold analytical results for the 2,531 samples assayed shows:

•	2,511 analytical results (99.21%) were lower than 1 ppm Au, with a maximum of 0.93 ppm Au and an average of 0.03 ppm Au.
•	18 analytical results (0.71%) were between 1.00 and 4.82 ppm Au, with an average of 2.21 ppm Au.
•	2 analytical results (0.08%) of 5.46 and 9.90 ppm Au.

Astronaut and Nova are parallel structures located west of the AFZ that have been traced over 1,600 m and 250 m of strike length, respectively (Figure 10.42; New Found Gold Corp., 2023h). At Astronaut and Nova, eight out of nine holes drilled contained visible gold. The Company believes these two zones connect through Goose Zone in the southwest, which, if confirmed in future exploration programs, would expand this mineralized corridor to 2.5 km in strike length.

Mineralization at Astronaut and Nova is constrained to dioritic-gabbroic dykes that have intruded a package of siltstone immediately west of the AFZ and mineralization is characterized by quartz veins often containing tourmaline, arsenopyrite, chalcopyrite, pyrrhotite and pyrite (Figure 10.43).

18 April 2024	228

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.42 Plan view of the Goose, Nova, Astronaut, and Nebula prospects with assays above 0.5 ppm Au projected to surface (Source: NFG, 2024).

TILL RAFT
Grab Sample
9.35 g/t Au
NFGC-QS-23-58
1.22 g/t Au / 2.25m
1.29 g/t Au / 2.55m
NFGC-QS-22-25
3.70 g/t Au / 4.30m
NEBULA
NFGC-QS-22-24
1.14 g/t Au / 2.45m
Grab Samples
13.6 g/t Au
14.8 g/t Au
NFGC-QS-22-12
1.62 g/t Au / 2.00m
1.05 g/t Au / 2.85m
Grab Sample
29.6 g/t Au
ASTRONAUT
NFGC-QS-22-20
19.0 g/t Au / 3.15m
Including 72.6 g/t Au / 0.75m
NFGC-QS-23-37
9.83 g/t Au / 2.70m
Including 13.8 g/t Au / 1.15m
NOVA
NFGC-QS-23-44
0.49 g/t Au / 18.35m
Including 1.32 g/t Au / 2.75m
NFGC-QS-23-39
3.16 g/t Au / 5.20m
NFGC-QS-23-50
4.04 g/t Au / 2.55m
1.34 g/t Au / 4.80m
NFGC-QS-23-40
5.23 g/t Au / 2.55m
Including 23.9 g/t Au / 0.50m
NFGC-QS-22-22
8.88 g/t Au / 2.00m
Including 14.7 g/t Au / 1.00m
NFGC-QS-23-47
6.98 g/t Au / 2.25m
Including 23.4 g/t Au / 0.65m
NFGC-QS-22-27
1.23 g/t Au / 2.10m
1.32 g/t Au / 2.65m
APPLETON FAULT ZONE
GOOSE
PAUL'S POND DRILLING
Assay (Au g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
> 10.00
Grab Sample (Au g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
> 10.00
Indian Islands Group
Bimodal Volcanics; Siltstone; Gabbro
Graphitic Shale
Siltstone
Conglomerate & Greywacke
Major Fault
DDH Collars
Au Zone
Au Zone Projection
NEWFOUND GOLD CORP
0
500m

18 April 2024	229

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.43 Select photographs of drill core from the Astronaut and Nova prospects. Top photo: Brecciated gold-bearing vein from drillhole NFGC-QS-22-19 at a depth of approximately 199 m (Astronaut prospect). Bottom Left: Visible gold in drillhole NFGC-QS-22-18 at approximately 48 m (Astronaut prospect). Bottom Right: Visible gold in drillhole NFGC-QS-22-21 at approximately 222 m (Nova prospect).

Currently, NFG has completed a total of 10 drillholes totaling 2,835 m at the Astronaut prospect, and a total of 3,223 core samples have been assayed. The QPs review of the gold analytical results for the 3,223 samples assayed shows:

•	3,134 analytical results (97.24%) were lower than 1 ppm Au, with a maximum of 0.98 ppm Au and an average of 0.04 ppm Au.
•	71 analytical results (2.20%) were between 1.00 and 4.75 ppm Au, with an average of 2.13 ppm Au.
•	17 analytical results (0.24%) of 5.01 and 23.90 ppm Au, with an average of 9.08 ppm Au.
•	1 analytical result (0.03%) of 72.59 ppm Au.

Significant drill intercepts at the Astronaut prospect, as reported by NFG, are presented in Table 10.39.

18 April 2024	230

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

With respect to the Nova prospect, NFG drilled 11 drillholes totaling 2,221 m and 2,476 core samples have been assayed. The QPs review of the gold analytical results for the 2,476 samples assayed shows:

•	2,429 analytical results (98.10%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.04 ppm Au.
•	37 analytical results (1.49%) were between 1.01 and 4.36 ppm Au, with an average of 1.83 ppm Au.
•	10 analytical results (0.40%) were between 5.14 and 23.40 ppm Au, with an average of 9.77 ppm Au.

Table 10.39 Select drillhole assay intercepts for the Astronaut prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

Significant drill intercepts at the Nova prospect, as reported by NFG, are presented in Table 10.40.

18 April 2024	231

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 10.40 Select drillhole assay intercepts for the Nova prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

10.4	VOA Option Prospects

NFG commenced drilling within the VOA Option area in 2023 and tested 10 different target areas and defined the following gold prospects having returned anomalous gold: 69 Zone, Bigger Vein 2, Hank 1, Hank 2, Home Pond, and Karate Chop South. A total of 6,687 m across 27 drillholes have been drilled at VOA through to the Effective Date of this technical report. These prospects are located along the AFZ and between the AFZ and JBPFZ, approximately 9-12 km north of Keats at the northern extent of the QWN block (Figure 10.44).

In addition to the drill results presented and discussed by prospect in this section, NFG conducted exploratory drill programs at Bigger Vein, Hank 3, Fork in the Road and BD Pond. The results of these drill programs are not material to the Company currently, and therefore, are not discussed in the text that follows.

10.4.1	69 Zone Gold Prospect

The 69 Zone gold prospect is a historic showing located within the VOA Option Block of the Queensway Property, situated approximately halfway in between the AFZ and the JBPFZ (Figure 10.44). In 2023, NFG initiated drilling at 69 Zone, and drilled 4 drillholes in 972 m. Currently, 987 core samples have been assayed.

Anomalous gold was intersected in the historic drilling and through NFG’s relogging of these holes, the gold was found to be associated with a domain of increased strain, sericite alteration and a high density of quartz veinlets containing rare and trace stibnite, arsenopyrite and pyrite.

18 April 2024	232

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.44 Plan view of the VOA Option gold prospects with assays above 0.5 ppm Au projected to surface (Source: NFG, 2024).

APPLETON FAULT ZONE
BD POND
Cracker
NFGC-VO-23-23
1.15 g/t Au / 2.40m
1.66 g/t Au / 2.30m
HOME POND
FORK IN THE ROAD
NFGC-VO-23-27
0.33 g/t Au / 2.55m
NFGC-VO-23-19
0.27 g/t Au / 4.50m
0.19 g/t Au / 5.25m
0.11 g/t Au / 2.00m
0.11 g/t Au / 2.30m
KINGSWAY
KARATE CHOP SOUTH
69 ZONE
Dropkick
HANK 2
NFGC-VO-23-08
0.65 g/t Au / 4.00m
0.28 g/t Au / 6.00m
0.24 g/t Au / 7.40m
0.41 g/t Au / 11.00m
Midway
NFGC-VO-23-07
0.27 g/t Au / 2.00m
HANK 1
NFGC-VO-23-20
0.20 g/t Au / 7.65m
0.20 g/t Au / 2.45m
0.21 g/t Au / 7.25m
HANK 3
NFGC-VO-23-015
0.42 g/t Au / 3.75m
NFGC-VO-23-017
0.10 g/t Au / 6.10m
NFGC-VO-23-25
0.34 g/t Au / 2.70m
JBP FAULT ZONE
Pristine
BIGGER VEIN 2
NFGC-VO-23-22
0.13 g/t Au / 2.30m
VOA
BIGGER VEIN
NFGC-VO-23-011
0.12 g/t Au / 6.00m
Big Vein
NFGC-VO-23-013
2.42 g/t Au / 2.55m
QWN AFZ PLAN MAP
Deformation Zone
Au Associated Fault Interpreted
Current Assays Reported
Property Boundary
Kingsway Gold Showing
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
NEWFOUND
GOLD CORP
0
500
1,000m

18 April 2024	233

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

NFG’s follow-up drilling intersected weakly anomalous gold associated with an increased frequency of discordant, largely barren quartz veins with trace pyrite in an interbedded siltstone-greywacke host rock of the Davidsville.

The QPs review of the gold analytical results for the 987 samples assayed shows that all 987 samples were below 1 ppm Au, with a maximum of 0.15 ppm Au and an average of 0.01 ppm Au.

10.4.2	Bigger Vein 2

The Bigger Vein 2 prospect straddles the AFZ, approximately 1,500 m southwest of the Hank 3 prospect (Figure 10.44). NFG drilled a single drillhole at Bigger Vein 2 totaling 600 m. A total of 542 core samples have been assayed.

The Bigger Vein 2 target consists of a coincident Au-in-soil anomaly with a topographic lineament. NFG’s drilling intersected a wide deformation zone like the AFZ, consisting of a broad domain of high-strain, brittle faulting, earlier barren shear parallel veins and crosscutting quartz veins (like AFZ mineralization). Weakly anomalous gold correlates with crosscutting quartz veinlets in the brittle fault zones, trace pyrite and arsenopyrite was observed hosted by an interbedded sequence of black and grey Davidsville siltstone.

The QPs review of the gold analytical results for the 542 samples assayed shows that all 542 samples were below 1 ppm Au, with a maximum of 0.61 ppm Au and an average of 0.01 ppm Au.

10.4.3	Hank 1 and Hank 2 Gold Prospects

The Hank 1 and Hank 2 gold prospects are located on the east side of the AFZ in the newly optioned VOA Option block, with Hank 2 being approximately 1,200 m northeast from Hank 1 along strike of the AFZ (Figure 10.44). Drilling was first completed by NFG at Hank 1 and Hank 2 in 2023. A total of 7 drillholes were completed in 1,360 m at Hank 1, and a single drillhole of 441 m was completed at Hank 2. In 2024, NFG followed up and completed a single drillhole of 402 m at Hank 2.

Hank 1 and Hank 2 targets are defined by one of the stronger and more continuous Au-in-soil anomalies with a northeast trend that is subparallel to the strike of the AFZ. Hank 1 and Hank 2 targets are along strike of one another, approximately 600 m apart. Low grade gold mineralization was intersected at both target areas and display similar characteristics of high strain, brecciation, sericite alteration and increased quartz veining with trace arsenopyrite, and pyrite hosted by Davidsville siltstone.

Currently, 991 core samples from Hank 1 have been assayed. The QPs review of the gold analytical results shows that 989 (99.80%) samples were below 1 ppm Au, with a maximum of 0.47 ppm Au and an average of 0.01 ppm Au. 2 analytical results (0.20%) returned 1.18 and 1.27 ppm Au.

18 April 2024	234

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Currently, 556 core samples from Hank 2 have been assayed. The QPs review of the gold analytical results shows that 556 samples were below 1 ppm Au, with a maximum of 0.50 ppm Au and an average of 0.02 ppm Au.

10.4.4	Home Pond Gold Prospect

The Home Pond prospect is located approximately 600 m northwest of the Hank 2 prospect and straddles the AFZ (Figure 10.44). In 2023, NFG initiated drilling at Home Pond and completed 3 drillholes in 515 m. Currently, a total of 525 core samples from Home Pond have been assayed.

The Home Pond target represents an area on the VOA option where NFG had an increased confidence in the position of the AFZ utilizing the electromagnetic and LIDAR data. Drilling intersected a broad deformation corridor hosted by black siltstone in the first drill hole with similar characteristics to the AFZ. The following two holes drilled, stepped east of the AFZ intersection, targeting mineralization in its hanging wall. A wide interval of brecciation, high-strain, quartz veining containing arsenopyrite and pyrite with brittle faulting was intersected and reported 1.15 g/t Au over 2.40m and 1.66 g/t Au over 2.30m in NFGC-VO-23-23.

The QPs review of the gold analytical results shows that 519 (98.86%) samples were below 1 ppm Au, with a maximum of 0.87 ppm Au and an average of 0.03 ppm Au. 6 analytical results (1.14%) were between 1.33 and 2.63 ppm Au, with an average of 1.82 ppm Au.

10.4.5	Karate Chop South Gold Prospect

The Karate Chop South gold prospect is located in between Home Pond and Hank 2, on the east side of the AFZ (Figure 10.44). NFG initiated drilling at Karate Chop South in 2023, where 3 drillholes were completed in 555 m. Currently, a total of 466 core samples have been assayed.

One of three Karate Chop South drillholes intersected anomalous gold mineralization associated with weak sericite alteration, minor brittle faulting, an increased frequency of discordant quartz veinlets with trace arsenopyrite and pyrite hosted by grey Davidsville siltstone.

The QPs review of the gold analytical results shows that 462 (99.14%) samples were below 1 ppm Au, with a maximum of 0.97 ppm Au and an average of 0.03 ppm Au. 4 analytical results (0.86%) were between 1.02 and 1.24 ppm Au, with an average of 1.12 ppm Au.

18 April 2024	235

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

10.5	Twin Ponds Block

Drilling at the Twin Ponds (TP) Block was initiated in 2022. A total of 1,508 m across 7 diamond drillholes have been drilled at TP by NFG in 2022 (Table 10.1) and as of Effective Date of the report, to test gold mineralization. A total of 1,863 core samples from Twin Ponds were assayed. The QPs review of the gold analytical results from Twin Ponds shows:

•	1,862 analytical results (99.95%) were lower than 1 ppm Au, with a maximum of 0.81 ppm Au and an average of 0.02 ppm Au.
•	1 analytical result (0.05%) of 1.33 ppm Au.

The drilling tested three areas of the property (Figure 10.45) with

1.	Three drillholes (NFGC-TP-22-01, 02, and 02a) in the northern part on strike, to the northeast, of the Clydesdale showing.
2.	One drillhole (NFGC-TP-22-03) in the central part of the property testing the Halley Target where anomalous grab samples were found at the intersection of the Salmon River and North Twin Faults.
3.	Three holes (NFGC-TP-22-04 to 06) in the southern part, just to the north of Twin Ponds testing sections along the Island Pond fault.

The drilling tested two different stratigraphic areas and the structural contact between the Duder Group in the west and the Ten Mile Lake Formation in the east. Highlights from this drill program, where assays above 0.1 g/t Au, suggesting anomalous zones, were seen in only 4 holes. Between 165 m to 184.9 m (21.35 m) in hole NFGC-TP-22-01 grades were generally >0.1g/t Au with higher grades >0.2 g/t Au interval between 169 m to 175 m (6 m). This interval was associated with silicified siltstones with a graphitic component and a broad deformation corridor characterized by the presence of a quartz veined zone with breccia, cockade, and banded textures (Figure 10.46). This structure is interpreted to be the Clydesdale Fault, a contact fault between the Duder Group in the west and the Ten Miles Lake Formation in the east.

Hole NFGC-TP-22-02 intercepted similar anomalous >0.1g/t Au grades between 121m to 125.45 m (4.5 m) with a modestly higher-grade zone between 122 m to 124.2 m (2.2 m). Quartz veining in greywacke with boulangerite was seen in this interval. Hole NFGC-TP-22-05 contained a narrow anomalous zone in altered and silicified gabbro between 104.15 to 107.2 m (3.05 m) and Hole NFGC-TP-22-06 hosted a very narrow interval of elevated gold between 78.5 to 79.95 m (1.45 m) associated with a fault zone.

In general, these anomalous gold intercepts suggest a hydrothermal setting associated with the emplacement of gabbro sills and related bodies where fluids have interacted between mafic intrusive rocks and host sediments. Similar gold showings are seen regionally and in the Duder Lake area are termed, structurally controlled gabbro-hosted gold mineralization (Churchill and Evans 1992).

18 April 2024	236

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.45 Drill collar locations at the Twin Ponds Block (Source: NFG, 2024).

Dans Pond
T-REX FAULT
CLYDESDALE
Clydesdale
T-Rex
Long Pond
CLYDESDALE FAULT
HALLEY
ISLAND POND FAULT
SALMON RIVER FAULT
ISLAND POND
Island Pond
Little Salmon Pond
Twin Ponds
Salmon Pond
DOG BAY LINE
Salmon River
Salmon River
TWIN PONDS PLAN MAP
Interpreted Major Fault
Interpreted Fault
NFGC Collar with Assays Received by Effective Date
Gold Showing
Botwood Group
Duder Group
Ten Mile Lake Formation
Mafic Plutonic
Black Siltstone; Graphitic Silstone; Greywacke
Waterbody
Botwood Group
Drill Area
TWIN PONDS
NEW FOUND
0
1
2km

18 April 2024	237

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 10.46 Core photo of quartz vein zone-breccia, cockade, and banded textures within Twin Ponds drillhole NFGC-TP-22-01, 173.3 m to 183.85 m (Source: NFG, 2024).

18 April 2024	238

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

11	Sample Preparation, Analyses and Security

Between 2017 and the Effective Date of this technical report (18 April 2024), NFG has collected and assessed a variety of sample types at their Queensway Gold Project in northeast Newfoundland, NL. Sample media includes:

•	Since 2017, till, soil, surface rock (outcrop and float), and trench channel samples (see Section 9).

•	Since 2019, drill core samples (see Section 10).

The Issuer has commissioned Lynda Bloom (P. Geo.) of Analytical Solutions Ltd. (Analytical Solutions) in Mulmur, ON, who specializes in analytical geochemistry, and quality assurance-quality control (QA-QC). Ms. Bloom has provided advice and assistance to NFG, including continuing review of procedures used by the laboratories that prepare and analyse the project’s samples. The QP has reviewed the work prepared by Analytical Solutions, along with protocol sampling and analytical documents provided by NFG and through QP sampling/analytical protocol discussions with NFG.

Accordingly, this section presents a summary of NFG’s sample collection and preparation, sample security, analytical methodologies, and QA-QC methods adopted by the Issuer during the Company’s 2017-2023 exploration programs at the Queensway Property.

11.1	Sample Collection

11.1.1	Till Samples

Till samples were collected and prepared with the goal of analyzing the number and size of gold grains. In the field, samples were screened using an 8 mm sieve to remove pebbles. Approximately 13 kg of the fine material, less than 8 mm, along with 1 kg of the coarse material, the pebbles greater than 8 mm, was packed in a heavy-duty plastic bag and sealed with a cable tie. The -8 mm fraction was used for analysis of gold content, while the +8 mm pebbles were used to log lithology. Till samples were shipped to Overburden Drilling Management (ODM) who created a concentrate.

11.1.2	Soil Samples

Soil samples were acquired by NFG geologists using a “Dutch Auger” to penetrate down to and sample the B-soil horizon. NFG soil sampling programs also utilized the mass spectrometer Halo mineral identifier on soil samples to determine if the Halo system could recognize alteration halos. Since July 2022, the soil samples were dried and sieved at site. The soil samples were bagged, labelled, and shipped to the laboratories for analysis at Eastern Analytical Ltd. (Eastern Analytical) in Springdale, NL and ALS Canada in Vancouver, BC.

18 April 2024	239

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

11.1.3	Rock Samples

Rock samples are defined as surface outcrop and float samples, and trench channel samples, that were collected in the field by NFG geologists. Rock grab samples and trench channel samples were placed in heavy duty plastic bags, which were then labelled, sealed, and transported by NFG geologists to NFG’s core facility in Gander, NL.

At the core facility, the samples’ labels were checked, and the samples were amalgamated into larger bags for transportation of the rock samples, by NFG employees, to the laboratories, that include over the life cycle of the project: Eastern Analytical; ALS Canada Ltd. (ALS), which includes rock preparation labs in multiple Canadian jurisdictions and ALS’ Vancouver analytical laboratory in Vancouver, BC; MSALABS in Val-d’Or, QC; and SGS Canada Inc. (SGS) in Burnaby, BC.

11.1.4	Drill Core

HQ-sized diamond drill core is transported in sealed core boxes from the NFG prospects and drill sites by NFG employees to the Company’s primary core facility in Gander, NL where the core is logged and analysed by non-destructive mass spectrometer Halo hyperspectral mineral identifier measurements prior to sampling. Once logging is completed, the drill core is transferred to a separate cutting section within the core facility.

The drill core samples are 0.3 to 1 m in core length. The HQ core is sawn in half by diamond saw blades, in which half the core is collected in plastic sample bags for transportation to the laboratories, and the other half is re-orientated into its original position in the core boxes for archival core storage at NFG’s archive core facility in Appleton Business Park in Appleton, NL. Where necessary due to poor core competency, a hydraulic splitter may be used.

At the core facility, the samples labels were checked, and the samples were amalgamated into larger bags for transportation of the core samples by NFG employees to the laboratories: Eastern Analytical, ALS Canada Ltd., MSALABS, and SGS.

11.2	Sample Security

The procedures for establishing an auditable chain of custody for every sample, and for ensuring the integrity of samples between the project site and the laboratory, are the same as in previous years.

The collection, packaging, transport, and receipt of samples were conducted under a strict and traceable chain of custody (CoC). The collection and packaging of samples for shipping was undertaken by contractors of NFG under the supervision of NFG’s Chief Operating Officer, Greg Matheson (P. Geo.). Samples were collected and stored in a dedicated area in the core shack under constant surveillance during the day, which is secured by lock and key at night and under video surveillance. A CoC document was created by the sample processing manager that includes a list of sample numbers and signature lines for the courier and NFG representative, confirming the state of the shipment. For shipment, samples were inventoried before being placed in rice bags, which were secured with a cable tie. The samples were then placed in shipping bins that were labelled with the shipping information and numbered security seals.

18 April 2024	240

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

All sample transport handling, tracking, and CoC documentation is supervised by NFG personnel. At present, all ALS and MSALABS samples are shipped by commercial courier on a regular basis. NFG contractors delivered the sample bins to the shipping courier along with the CoC form. The CoC was signed and returned to NFG for scanning and cataloguing. The sample shipment was virtually dispatched in the MX Database by NFG sample processing manager for tracking and the laboratory was notified of the incoming shipment. Upon receipt by the laboratory, NFG’s COO and database geologist were informed, and the samples were logged in and checked against NFG’s submittal form and chain of custody document for any discrepancies.

11.3	Sample Preparation and Analysis

11.3.1	Introduction

NFG has historically used a variety of independent, commercial, and accredited laboratories that include Eastern Analytical, ALS, Activation Laboratories Ltd. (ActLabs), SGS, ODM, and MSALABS. Chronologically, the general sample preparation and analytical workflow includes:

•	Prior to May 2018, all NFG samples were transported directly to the Eastern Analytical laboratory in Springdale, NL.

•	Since May 2018, and in addition to Eastern Analytical, the samples were also prepared by ALS laboratories in Thunder Bay, ON, Timmins, ON, Sudbury, ON, Winnipeg, MB, and Moncton, NB prior to being analysed by fire assay at ALS Minerals, in Vancouver B.C. The rock and core samples are also analysed using a 4-acid multi-element ICP/MS package (ALS method code ME-ICP61 and ME-MS61) and a pycnometer for specific gravity (ALS method code OA-GRA08b) for drill core samples only at ALS Vancouver.

•	NFG paused sending samples to Eastern Analytical in October 2021. In May 2023, NFG resumed sending rock samples to Eastern Analytical.

•	Starting in May 2022, and currently, NFG submits approximately half of the drill core samples for gold determination by PhotonAssayTM at MSALABS in Val-d’Or, QC. The core samples are also analysed using a 4-acid multi-element ICP/MS package (ALS method code ME-ICP61 and ME-MS61).

•	Since January 2024 and in addition to ALS’s multi-element ICP-MS package, all rock and drill core samples are also analysed by Photon Assay™ at ALS in Thunder Bay, ON.
18 April 2024	241

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	Other intermittent analytical work was conducted at ActLabs in Ancaster, ON (till multi-element analysis), ODM in Nepean, ON (till heavy-mineral concentrates), and SGS in Burnaby, BC (check analytical laboratory).

11.3.2	Laboratory Accreditation

Eastern Analytical, ActLabs, ALS, MSALABS, ODM, and SGS are commercially accredited labs that are independent of NFG. The predominant labs that performed rock and drill core fire assays (Eastern Analytical and ALS) are both accredited for fire assay determinations to the requirements of ISO/IEC 17025:2017. Eastern Analytical is accredited by the Canadian Association for Laboratory Accreditation Inc. (CALA) and ALS by the Standards Council of Canada (SCC). SGS is also accredited to ISO/IEC 17025:2017.

The labs that performed multi-element ICP analyses (Eastern Analytical, ALS and ActLabs) are ISO-accredited for multi-element analytical methods.

MSALABS operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. The first PhotonAssayTM results for the Queensway Project were released in January 2022, a small set of 69 samples from two drill holes (New Found Gold Corp., 2022b). These were completed at the Intertek Genalysis laboratory in Perth, Australia, where the PhotonAssayTM method is accredited to ISO/IEC 17025 (2017) by the National Association of Testing Authorities, Australia. MSALABS deployed a PhotonAssayTM unit in Val-d’Or, Quebec, in March 2022. MSA Val-d’Or received ISO/IEC 17025 (2017) accreditation on August 30, 2023, for the gamma ray analysis (PhotonAssay™) of samples for gold.

ALS does not currently have accreditation for the PhotonAssay™ method at their Thunder Bay laboratory. They do however have ISO/IEC 17025 (2017) accreditation for gamma ray analysis of samples for gold at their Australian labs with this method, including the Canning Vale lab.

11.3.3	Laboratory Sample Preparation

Till samples: ODM created a concentrate of the till samples provided by NFG. Prior to 2019, the concentrates were created using a screening and tabling procedure. After 2019, they were created using ODM’s Heavy Mineral Concentrate (HMC) preparation procedure. The gold content of each sample was estimated from the number of gold grains found in the concentrate and their size. The shape and texture of the grains were also recorded, and the mineralogy of the associated heavy minerals was described.

Soil samples: At Eastern Analytical, the soil samples were dried and sieved through 80 mesh (-180 µm) prior to gold analysis. At NFG, the soil samples were dried and screened through 80 mesh.

18 April 2024	242

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Eastern Analytical Rock and Core Sample Preparation: Eastern Analytical crushed to 80% less than 2 mm, pulverized to 95% less than 106 μm, and selected 30 g and 40 g aliquots for analyses by fire assay and screen fire assays, respectively.

ALS Rock and Core Sample Preparation: The NFG samples for analysis by Photon Assay™ were prepared at ALS Thunder Bay, ON. The entire sample is crushed in a Boyd Mk 4 crusher to 70% passing -10 mesh (2 mm; Method Code CRU-31). For non-visible gold (VG) samples, the sample is riffle split into an approximately 500 g jar, with the remainder stored as reject. For VG samples, total number of required jars is estimated based on weight, then all material is riffle split until no sample remains.

Samples selected for multi-element have the first jar (if more than one jar was prepared) pulverized to 85% passing -200 mesh (75 μm) using an LM2 ring-mill pulveriser (PUL-32m) and collected in the master pulp bag. A split of 150g is taken from the master pulp and shipped to ALS Vancouver, BC for analysis.

The NFG samples previously shipped for fire assay, were prepared at ALS, Sudbury, ON, Thunder Bay, ON, Timmins, ON, Winnipeg, MB or Moncton, NB. A split of the pulp was forwarded to ALS, Vancouver, BC, for routine fire assay and multi-element ICP. For samples submitted for screened fire assay (SFA; ALS method Au-SCR24C), samples are screened in Sudbury; the entire plus fraction is shipped to ALS, Vancouver, BC, along with approximately 200 grams of the fine fraction.

For routine or non-mineralized samples (expected less than 1 ppm Au), assay preparation procedures at ALS involved crushing of the entire sample in a Boyd Mk 4 crusher to 70% passing -10 mesh (2 mm; Method Code CRU-31). A 1,000-g aliquot was collected by standard riffle split and the remainder was bagged and stored as coarse reject. This aliquot was pulverized to 85% passing -200 mesh (75 μm) using an LM2 ring-mill pulveriser (PUL-21) and collected in the master pulp bag. From this bag, 100-140 g was scooped using the laboratory split sample envelope and sent to the analytical facility in Vancouver to be analysed by fire assay and the multi-element analytical method.

For the screen fire assay (SFA) procedure, if the sample was 3 kg or less in weight, the entire sample was crushed in a Boyd Mk 4 or Terminator jaw crusher to 70% passing 10 mesh (2 mm; ALS Method Code CRU-21). Excess material has been stored as a coarse reject. The crushed sample was pulverized in an LM2 pulveriser (ALS Method Code PUL-21) to 85% passing 200 mesh (75 μm) using bowls with a capacity of 1 kg.

MSALABS Rock and Core Sample Preparation: The NFG samples were crushed, distributed into plastic jars, and assayed at MSALABS, Val-d’Or, QC. For all samples, the entire sample is crushed in a TM Terminator jaw crusher or Rocklabs Smart BOYD jaw crusher to 70% passing -10 mesh (2 mm). For non-VG samples, the sample is either riffle split in the case of the Terminator crusher being used, or rotary split automatically by the Boyd crusher, into a single approximately 500 g jar, with the remainder stored as reject. For VG samples, the sample is manually scooped into approximately 500 g jars until no sample remains.

18 April 2024	243

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

11.3.4	Laboratory Analytical Methodologies

The analytical methodologies discussed in this sub-section include analytical work conducted between 2019 and the present.

11.3.4.1	Eastern Analytical: Fire Assay Analysis

The gold and multi-element analytical methods used by Eastern Analytical are summarized in Table 11.1. Fire assay is by lead-collection/fusion in which the silver bead is dissolved in an aqua-regia digestion and analysis is by atomic absorption (AA) finish.

The Eastern Analytical metallic screen fire assay method began with the same crushing and pulverizing steps as they used for their conventional fire assays; all the pulp was sieved using the #150 screen to create a fine fraction (-106 μm) and a coarse fraction (+106 μm). Two fire assays of 40 g aliquots were done on the fine fraction, while the coarse fraction was fire assayed in its entirety. The grade of the original sample was then calculated by weighting the three fire assays by the mass of material each one represented.

Soil samples analysed at Eastern Analytical utilized a fire assay package (code: Au AA30) and by multielement ICP (Au+34 elements).

Table 11.1 Analytical methods used by Eastern Analytical.

Analyte	Method Code	Detection Limit	Type of Method	Finish
Au	AA30	0.005 ppm	30 g fire assay	AAS
Au	AA40	0.005 ppm	40 g fire assay	AAS
Au	Au Met	0.010 ppm	Screen fire assay	AAS / Gravimetric / Hybrid

11.3.4.1	ALS Canada Ltd.: Photon Assay

In February 2024, ALS began analysing all rock and drill core samples from NFG by the PhotonAssay™ method. For more detailed description of the method, and verification method undertaken before accepting this method, see the MSA section below.

A summary of the ALS method codes is presented in Table 11.2. For routine samples, an approximately 500 g sample was analysed. The crushed samples were riffle split, and the sample was assayed for PhotonAssay™ (ALS Method Code Au-PA02). If the routine samples had PhotonAssay™ results greater than 0.8 ppm Au, this automatically triggered PhotonAssay™ for all the remaining material (ALS Method Code Au-PA02e). The coarse rejects are retrieved, and riffle split into multiple jars until material depletion, and each jar then analysed by PhotonAssay™.

18 April 2024	244

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Samples with visible gold (VG) identified were automatically selected for extinction analysis by PhotonAssay™ (ALS Method Code Au-PA02e). For these samples, all crushed material is riffle split into multiple jars, until the material is depleted. All jars are then analysed by PhotonAssay™.

Table 11.2 Photon Assay methods used by ALS.

Analyte	Method Code	Detection Limit	Description
Au	PA02	0.03 ppm	Photon Assay -single
Au	PA02e	0.03 ppm	Photon Assay - extinction

11.3.4.2	ALS Canada Ltd.: Fire Assay and Multi-Element Analysis

The gold and multi-element analytical methods used by ALS are summarized in Table 11.2. The ICP-21 and AA-26 codes provide gold analyte measurements by fire assay inductively coupled plasma atomic emission spectroscopy (ICP-AES) and atomic-absorption (AA) analysis, respectively. Samples with 30-g fire assay results over 1 ppm Au and samples from expected mineralized zones were evaluated and analysed by screen fire assay. In November 2022, the screen threshold was raised to 2 ppm Au. Beginning January 2024, all rock and drill core samples sent to ALS were analysed by PhotonAssay™ instead of fire assay.

If the reject weight of the sample was:

•	2 kg or less in weight, the reject was added to the master pulp for metallic screen fire assay (SFA).

•	Greater than 3 kg, excess material is stored as a coarse reject. In this case, there are two pulp materials; one is the pulp from the routine fire assay and the other is the minus fraction of screen fire assays.

The SFA method was used as the primary assay method for samples identified as being in a mineralized zone. The pulverized material was combined on a mat and homogenized by four-corner rolling. Following homogenization, the sample was dry screened using -150 mesh (106 μm) screens. The oversize material, including the screens, were combined forming the coarse, or (+), fraction. The undersize lots were combined on a mat and homogenized by four-corner rolling, forming the fine, or (-), fraction. From the (-) fraction, approximately 300 g was scooped using an envelope. Both the (+) and the (-) fraction were shipped to ALS Vancouver for fire assays. From the (-) fraction shipped to Vancouver, ALS took a split of less than 50 grams for other analyses.

The multi-element geochemical analysis Code ME-ICP61 utilized a 4-acid digestion (perchloric, nitric, hydrofluoric, and hydrochloric acids) with analysis by Inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP - AES). Note: In 2019, Code ME-ICP41 was implemented by NFG at ALS prior to switching to 61 elements in 2020.

18 April 2024	245

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

The multi-element geochemical analysis Code ME-MS61 utilizes a 4-acid digestion (perchloric, nitric, hydrofluoric, and hydrochloric acids) with analysis by Inductively Coupled Plasma - Mass Spectrometry (ICP-MS).

Soil samples analysed at ALS Global utilized a trace gold plus multi-element package (ALS code: AuME-ST44).

Table 11.2 Analytical methods used by ALS.

Analyte	Method Code	Detection Limit	Type of Method	Finish
Au	ICP-21	0.001 ppm	30 g fire assay	ICP
Au	AA-26	0.01 ppm	50 g fire assay	AAS
Au	Au-SCR24C	0.05 ppm	Screen fire assay	Gravimetric and AAS
Multi-element	ME-ICP61	Variable for 33 elements	4-acid digestion	ICP
Multi-element	ME-MS61	Variable for 48 elements	4-acid digestion	MS
Au	AuME-ST44	0.0001 ppm	50 g aqua regia	ICP

11.3.4.3	ALS Canada Ltd.: Specific Gravity Measurements

From May 2022 to February 2024, NFG collected specific gravity (“S.G.”) measurements on pulps at ALS using a pycnometer (OA-GRA08b) for about 1 sample every 50 m. The S.G. measurements were conducted only on gold mineralized samples. A prepared pulverized sample (3.0 g) is weighed into an empty pycnometer. The pycnometer is filled with a solvent (either methanol or acetone) and then weighed. From the weight of the sample and the weight of the solvent displaced by the sample, the specific gravity is calculated.

The S.G. of NFG samples ranges from 1.62 to 3.18, with an average of 2.76 (n=5,668 measurements). Since October 20, 2022, NFG started collecting duplicate S.G. samples at a frequency of 1 in every 20 S.G. samples. Most of the duplicate data agree within ± 5%.

11.3.4.4	MSALABS: PhotonAssayTM Analysis

NFG conducts gold assays using the Chrysos PhotonAssayTM analytical method, which was originally developed at Australia’s national science agency, CSIRO. The Chrysos PhotonAssayTM method uses high-energy X-ray technology that causes excitation of atomic nuclei which emanate a unique signature that can be measured allowing the rapid analysis of gold in approximately two minutes. The benefits of utilizing the Chrysos PhotonAssayTM method include 1) a more cost-effective analysis of larger samples that are nearly 15 times the size of a standard 30-g fire assay, 2) better turnaround times, 3) the method is non-destructive which allows the same material to be re-assayed by other methods for gold or additional test work, and 4) the method is an environmentally friendly alternative to traditional lead fire assay methods.

18 April 2024	246

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

A summary of the MSALABS method codes is presented in Table 11.3. Two jars, or approximately 900 grams, were assayed for routine or non-mineralized samples (with an expected assay of less than 1 ppm Au). The crushed sample was riffle-split using a standard riffle (Humboldt H-3987) and material was weighted into two plastic jars up to November 10, 2022. The two jars were assayed for PhotonAssayTM (MSA Method Code CPA-Au1D).

Table 11.3 MSALABS analytical methods used at the NFG Queensway Project.

Analyte	Method Code	Detection Limit	Description
Au	CPA-Au1	0.015 ppm	Photon assay - single
Au	CPA-Au1D	0.015 ppm	Photon assay - duplicate
Au	CPA-Au1E	0.015 ppm	Photon assay - extinction

After a review of results for June to November 2022, a change was made so that one 450-g aliquot was collected by standard riffle split and transferred into a plastic jar for PhotonAssayTM (MSA Method Code CPA-Au1). The remainder of the crushed sample material was bagged and stored as coarse reject. If these routine samples had PhotonAssayTM results greater than 1 ppm Au (MSA Method Code CPA-Au1 or CPA-Au1D), this automatically triggered PhotonAssayTM for all remaining material (MSA Method Code CPA-Au1E). The coarse rejects were retrieved and distributed into multiple jars until material depletion for PhotonAssayTM. In November 2023, after a review of results, the trigger for extinction analysis was reduced to greater than 0.8 ppm Au.

For all samples in a mineralized zone, the full crushed sample was distributed into plastic jars for PhotonAssayTM (CPA-Au1E) regardless of how many jars were required. In November 2023, only samples with VG automatically are sent for CPA-Au1E. All irradiated material is available for re-assays within hours of the process being completed.

The sample vials are then sealed and weighed with each jar having a unique identifier. A reusable reference disc is used to maintain calibration during the activation and measurement processes. The applicable gold range when using the PhotonAssayTM method is 0.015 g/t to 35,000 g/t Au. Activation of the atomic nuclei is achieved using a high-energy linear accelerator x-ray source. The activated gold atoms emit a unique isomerism signature that can be measured to determine gold content. The source x-rays and signature gamma x-rays are extremely penetrating, which implies that a true bulk analysis is determined. The period of irradiation is typically 15-20 seconds. The sample is transferred to a detection station where the excited and emitting gold nuclei relax back to the ground state. During this process, gamma rays are emitted with a characteristic imaging of 279 KeV. The recording system records and counts the gamma rays which are then converted to the gold concentration of the sample.

18 April 2024	247

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

The assays reported from all jars are combined on a weight-averaged basis.

Note: The first jar of selected samples is forwarded to ALS for pulverizing, routine multi-element ICP and specific gravity measurements (see Section 11.4.12).

11.3.4.5	PhotonAssayTM Versus Conventional Screen Fire Assay Comparisons

To the Effective Date of this technical report, NFG has analysed 143,391 core samples by PhotonAssayTM. Prior to releasing any PhotonAssayTM results publicly, NFG carried out an extensive test of the PhotonAssayTM assays against gold results from traditional fire assay. Samples were analysed using a minimum of two jars.

During the PhotonAssayTM analysis, the first jar of each selected sample is pulverized by ALS. For mineralized samples reporting over 100 ppm by PhotonAssayTM, all jars belonging to the samples are forwarded to ALS Sudbury for screen fire assays to validate results. The aliquot was pulverized to 85% passing -200 mesh (75 μm) using an LM2 ring-mill pulveriser (ALS Method Code PUL-21) and collected in the master pulp bag.

For the validation study in 2022, 551 single jars of representative material were sent to ALS, Vancouver, for fire assay determinations. All the samples were from early MSALABS batches reported between mid-June and mid-August 2022.

Entire jars of crushed material were sent to ALS, Sudbury for screened metallics assay (ALS Method Code Au-SCR24C) for 293 cases where higher gold grades were expected. Another 258 samples with lower grades were submitted for duplicate 30-g fire assays with ICP finish (ALS Method Code Au-ICP21) where coarse gold was not expected. A total of 83 OREAS CRMs and 22 blanks were inserted with samples. The reported results for the QC samples reported within expectations and show that the ALS assays are suitable for validation of the PhotonAssayTM assays.

The results by PhotonAssayTM and fire assay correspond well above 0.2 ppm Au (Figure 11.1). Most of the results agree within ± 10%.

Gold results were less than 0.2 ppm at ALS for 53% of the samples. Results less than 0.2 ppm Au by PhotonAssayTM are confirmed as less than 0.2 ppm Au at ALS. The detection limit for the ALS fire assays is 0.001 ppm Au and PhotonAssayTM has a quoted detection limit of 0.015 ppm Au. The PhotonAssayTM detection limit is determined by counting statistics of the detector for individual samples.

18 April 2024	248

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 11.1 Comparison of MSALABS PhotonAssayTM vs ALS FA gold assays.

Further review of the 192 samples with over 1 ppm Au shows that there are 20 samples where ALS and MSALABS results differ by more than ± 15%. Of these samples, 11 differ by more than ± 25%. These are mostly samples with less than 4 ppm Au.

Only two samples greater than 1 ppm Au were assayed by 30-g fire assay at ALS (E603892 and E603945) and the remainder were assayed by screened metallics. There is no apparent bias between the methods as there is a nearly even number of positive and negative differences.

Eleven samples reported Au values of between 140 and 210 ppm Au by PhotonAssayTM (Figure 11.2). All the screened metallics assays are higher than the PhotonAssayTM.

The calculated least squares regression suggests that the differences on average are about 5% higher by screened metallics vs. PhotonAssay™ for these high-grade sample jars. This result is anticipated as samples with high grade gold assays are often associated with very large gold grains and clusters. As gold is partially self-attenuating, there is an effective reduction in the gold grades with the PhotonAssay™ method.

Based on this study, it was concluded that there had been sufficient test work and quality control results to validate the PhotonAssayTM method for the Queensway samples.

18 April 2024	249

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 11.2 Comparison of MSALABS PA vs ALS FA gold assays over 100 ppm.

11.3.4.6	Activation Laboratories Ltd.: Multi-Element Analysis

For some of the till samples, ActLabs used instrumental neutron activation (INAA) to measure multi-element chemistry (ActLabs code: 1H INAA(INAAGEO)/Total Digestion ICP(TOTAL). The method uses a 4-Acid “near total” digestion for total determinations of resistive elements followed by ICP analysis.

11.3.4.7	SGS Canada Inc.: Gold Analysis

SGS in Burnaby, BC was utilized as a check laboratory by NFG. Gold analysis was conducted using SGS code GE_FAI150V5 (exploration grade gold fire assay by ICP-AES with Pt and Pd) and GO_FAG50V (ore grade gold fire assay with a gravimetric finish).

11.3.4.8	Overburden Drilling Management: Till Gold Grain Counts

For the till samples that were concentrated and analysed by ODM, the gold grade was established by calculating the size of each grain and summing the gold content of all the grains to get an estimate of the total gold content of the sample, which could be converted to a calculated grade for the mass of the original sample (Holmes and Michaud, 2017). The ODM grain-based estimates of gold grade are not considered to represent precise measurements by the QP, but rather are semi-qualitative information in that they still provide useful information for drill targeting (e.g., areas in which till samples contained a lot of gold compared to those areas that contain no to very little gold).

18 April 2024	250

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

11.3.4.9	General Comments on Screen Fire Assays

The SFA method was used as the primary assay method for samples identified as being in a mineralized zone. Since 2019, samples with 30-g fire assay results over 1 ppm Au and samples with expected high Au grade were analysed by screen fire assay (ALS method Au-SCR24C). In November of 2022, this threshold was raised to 2 ppm Au. For the metallic screen fire assay procedure, if the sample was 3 kg or less in weight, the entire sample was crushed in a Boyd Mk 4 or Terminator jaw crusher to 70% passing 10 mesh (2 mm; CRU-21). Up until January 19, 2021, if the received weight was larger than 3 kg, the crushed sample was split into two lots (‘A’ and ‘B’), which were both processed and analysed by the screen fire procedure.

As of January 19, 2021, a maximum of 3 kg was pulverized to 85% passing 200 mesh (75 µm) and submitted for screen fire assays with any excess material stored as a coarse reject. Approximately 60% of samples submitted for metallic screen fire assay weigh less than 3 kg and 5% of samples weigh more than 4.45 kg. Since February 2022, NFG changed the preparation procedure for routine samples to crushing to 70% passing 10 mesh (CRU-31) to align with procedures used for screen fire assay samples.

As of February 2024, drill core samples are no longer analysed by fire assay, instead being analysed by PhotonAssay™.

11.4	Quality Assurance and Quality Control

NFG inserted QA-QC samples once into every 10 NFG samples on average, that included Sample Blanks, OREAS Certified Reference Materials (CRMs), and Core Duplicate samples. The Sample Blank material is quartz sandstone from the Botwood Group at Peter’s River Quarry in central Newfoundland. Between 500-600 g of Sample Blank material is submitted to the laboratory for each blank insertion within the sample stream for routine fire assay. Approximately 3 kg of blank material is submitted for each blank insertion of those samples that are submitted for Screen Fire Assays (SFA). The CRMs were purchased from Ore Research and Exploration Pty Ltd. and represent certified, homogenous quality control material that is distributed in sealed packets. In addition, NFG conducted lab-check assays and completed a comparison between conventional screen fire assays and PhotonAssayTM analyses. Finally, the laboratories conducted pulp duplicate and coarse reject duplicate analyses.

NFG has commissioned Analytical Solutions to design and review the QA-QC program at the Queensway Property. The QA-QC protocols and interpretation of results are performed by NFG under the direction of Lynda Bloom, P. Geo. Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for CRMs and blanks fall outside allowed tolerances. All results stated have passed NFG’s quality control protocols. The QP has reviewed the QA-QC work conducted by Analytical Solutions and concludes that NFG’s QA-QC program is consistent with industry best practices.

18 April 2024	251

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

11.4.1	Certified Reference Materials

Between 2019 and the present, NFG has utilized 12 different OREAS CRM samples that were developed exclusively for the mining, exploration and analytical industries and are distributed worldwide in over 135 countries. The CRMs are presented in Table 11.4.

11.4.1.1	Certified Reference Materials: Fire Assay and Photon Assay at ALS

A current example of NFG’s CRM sample analysis by fire assay at ALS (January 24, 2023, to the Effective Date of this report) is presented in Table 11.5. Over this period, NFG inserted 7,585 OREAS CRMs into the sample stream; there were less than 1.5% failures, and all were followed up appropriately. The average reported values for the 10 CRMs used reported within an acceptable ±4% of the accepted values (Table 11.5). There is no evidence of bias for the reference materials in this period.

Table 11.4 Overview of OREAS Certified Reference Materials that were inserted into the analytical sample stream by NFG.

18 April 2024	252

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 11.5 Summary statistics on CRMs assayed at ALS using the fire assay technique.

18 April 2024	253

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

A summary of NFG’s CRM sample analysis by PhotonAssay™ at ALS (January 24, 2023, to the Effective Date of this report) is presented in Table 11.6. Over this period, NFG inserted 592 OREAS CRMs into the sample stream; there were less than 2.9% failures, and all were followed up appropriately. The average reported values for the 7 CRMs used reported within an acceptable ±3% of the accepted values (Table 11.6). There is no evidence of bias for the reference materials in this period.

Table 11.6 Summary statistics on CRMs assayed at ALS using the PhotonAssay™ technique.

11.4.1.2	Certified Reference Materials: Fire Assay at Eastern Analytical

NFG stopped using Eastern Analytical in October 2021; however, the Company continued receiving assays from Eastern Analytical until May 5, 2022. Based on 403 CRM analyses, there was no evidence of systematic contamination nor is there any bias of the average concentrations of CRMs (Table 11.7).

Table 11.7 Summary statistics on CRMs assayed at Eastern Analytical.

18 April 2024	254

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

11.4.1.3	Certified Reference Materials: PhotonAssayTM at MSALABS

A summary of NFG’s CRM sample analysis by PhotonAssay™ at MSA (January 24, 2023, to the Effective Date of this report) is presented in Table 11.8. Over this period, NFG inserted 6,979 OREAS CRMs into the sample stream; there were less than 1% failures, and all were followed up appropriately. The average reported values for the 9 CRMs used reported within an acceptable ±3% of the accepted values (Table 11.8). There is no evidence of bias for the reference materials in this period.

Table 11.8 Summary statistics on CRMs assayed at MSALAB using the PhotoAssayTM, technique.

11.4.2	Sample Blanks (Eastern Analytical, ALS, and MSALABS)

For ALS, the analytical results for 8,287 blanks were reviewed and yielded less than 0.1 ppm Au and are therefore deemed acceptable. Based on these results, the laboratory has no documented sample or laboratory contamination errors within the NFG sample assay streams.

With respect to MSALABS and the PhotonAssayTM analytical work, a total of 7,033 Sample Blanks were inserted into the analytical sample stream. The allowed upper limit is 0.1 ppm Au for blanks assayed by PhotonAssayTM (CPA-Au). Results for the blanks inserted were reviewed and all passed the quality control limits.

18 April 2024	255

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

11.4.3	Core Duplicates

A study conducted in 2022 and reported on in February 2023 for 475 half core duplicates indicated there was no systematic bias in the previous Queensway assays, and that the large differences sometimes seen between half-core duplicates is due to a combination of 3 factors:

1.	The inherent short-scale variability common in orogenic gold deposits like Queensway.

2.	The tendency of half-core duplicate studies to select high-grade samples for checking, which creates a selection bias that leads to second assays tending to come back lower than the first high-grade result.

3.	The linkage between variability and grade. With high-grade samples having more erratic distribution of larger gold grains than low-grade ones, fluctuations in the results from high-grade intervals will dominate conventional statistical comparisons like differences between the averages, or correlation coefficients.

The correlation between the assays for the two halves of the core is good and there is also considerable scatter in the cloud, with several outliers. Many of the erratic samples are those with abundant visible gold (VG), which is consistent with the view that the explanation lies in the natural short scale in situ variability of gold mineralization, and not in sample collection, preparation, or analysis. Other factors that also contributed to variability and uncertainty were poor rock quality and uncertainty in the exact boundaries of the original sample interval.

A total of 8,570 duplicate half core samples have been collected since January 24, 2023. When field duplicates are indicated by geologists on sampling sheet, both sides of the drill core are sampled. The side with tick marks, consistently the right side of the core, is sampled as the parent sample per normal sampling procedures. The left side is sampled as the core duplicate. The duplicate sample is assigned the next subsequent sample number. As no drill core remains in the core box, the core cutting technician sweeps the bottom of the core box using a small brush to remove all remaining material and distributes half to each of the core samples.

Sample intervals for duplicates are selected systematically for approximately 1 in 50 samples. Approximately 50% of the core duplicates samples were submitted to ALS for sample preparation and analysis and the remainder were analysed by MSALABS. Overall, there is no apparent bias for the core duplicate data set (Figure 11.3). The differences between assays for the two core halves are almost exactly divided into thirds for positive differences, negative differences, and no differences.

18 April 2024	256

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 11.3 Comparison of two halves of the core for gold.

Duplicate results closer to the detection limit have greater disparity than samples with higher concentrations. As general rule, precision for analytical methods improves as concentrations increase. More mineralized samples have higher gold concentrations so that the analytical uncertainty is less, but these samples also likely have more particulate gold so that sampling issues prevail.

When samples are analysed by 30-g fire assay (ALS Method Code ICP-21) there is a greater scatter of results than for samples analysed by screened fire assay (ALS Method Code SCR24C), on up to 3 kg of material, and by PhotonAssayTM on large, 450-g samples or to extinction. Ninety percent of the duplicate core samples were analysed by 30-g fire assay. As drill core samples for duplicates were selected systematically, 90% of results are less than 0.3 ppm Au and therefore were assayed by the 30-g fire assay method.

Figure 11.4 shows the comparison of gold assays when the analytical methods use larger samples, or the entire sample is analysed. The precision is significantly improved except for Au grades less than about 0.1 Au ppm for PhotonAssayTM. The lower detection limit for PhotonAssayTM is higher than for the fire assay methods which accounts for the poor precision at very low concentrations.

18 April 2024	257

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 11.4 Core duplicate assays compared for larger sample aliquots.

There are 600 core duplicates analysed by screened fire assay or PhotonAssayTM with the average gold grade over 0.3 ppm. About half of the duplicate pair assays agree within ± 25% for both methods (Figure 11.4). A higher percentage of duplicates analysed by PhotonAssayTM agree within ± 50% compared to screened fire assay. The screened fire assay is done on 3 kg of sample material and some reject may not be assayed. One third of the samples assayed by PhotonAssayTM were done to extinction so that the entire sample was assayed for both halves of the core.

The erratic samples are those with abundant visible gold (VG), which is consistent with the view that the explanation lies in the natural short scale in situ variability of gold mineralization, and not in sample collection, preparation, or analysis.

The precision of assays for pulps and rejects contributes to variability when comparing core duplicate assays. The importance of using large samples to achieve more reliable assays is apparent.

18 April 2024	258

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

NFG core technicians are provided with detailed core sampling protocols. It is recommended that these procedures be reviewed with all staff on a regular basis and supervision is provided when cutting core for highly mineralized sample intervals.

11.4.4	Precision of Laboratory Duplicates: By Fire Assay

The internal QA-QC programs conducted by the laboratories included internal checks of duplicates taken from the same prepared pulp. These pulp duplicates provide an estimate of the reproducibility related to the uncertainties inherent in the analytical method and the homogeneity of the pulps. The precision or relative percent difference calculated for the pulp duplicates indicates whether pulverizing specifications should be changed and/or whether alternative methods, such as screen metallics for gold, should be considered.

ALS analysed 5% of sample pulps in duplicate as part of its internal quality control program. Figure 11.5 compares the results for 4,869 duplicates for fire assays. The low detection limit 30-g fire assay ICP method (ALS Method Code ICP21) was used for 90% of the samples and the remainder were analysed with a 50-g fire assay with AAS finish (ALS Method Code AA26) that has a higher detection limit and is used primarily for screened metallics assays. The upper limit for the ICP21 method is 10 ppm Au.

The duplicates for the AA26 method tend to show better reproducibility than for the ICP21 method above 0.1 ppm Au. Although the lower detection limit for the ICP21 method is ten times lower than the AA26 method, the AA26 method is primarily used to assay samples after they have been sieved to remove coarse gold, thus accounting for the improvement. In general, assays over 0.1 g/t Au repeated within ± 15 to 20%, which is acceptable performance. Of the 354 samples with an average gold grade over 1 ppm, almost all the duplicate results agree within an acceptable ± 20%.

ALS also analyses two splits of the crushed material for 1 in 50 samples as part of its’ internal quality control program. All the 1,844 preparation duplicates were analysed by the ICP21 or AA26 fire assay method (Figure 11.6). The material sampled for the preparation duplicates is -2 mm which is much larger than the expected particle size of 75 microns for pulps. As a result, there is greater scatter in the gold results for preparation duplicates relative to pulp duplicates.

18 April 2024	259

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 11.5 Comparison of 30-g and 50-g gold assays on pulps.

A)	30-g pulp assays

B)	50-g pulp assays.

18 April 2024	260

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 11.6 ALS Internal preparation duplicates (± 20% error bars in blue).

11.4.5	Precision of Laboratory Duplicates: By PhotonAssayTM

MSALABS irradiated every 20th jar of crushed material twice and uses the information as analytical duplicates for its internal QC. A total of 8,720 duplicate analyses were completed for all methods. Of these, there were 6,019 primary analyses that reported less than 0.1 ppm Au and 98% of the assays for the duplicate result also reported below 0.1 ppm Au. The 2,701 analytical duplicates with more than 0.1 ppm Au agree within ± 20% for 90% of the cases and perform within expectations of the method (Figure 11.7).

A total of 4,321 jar duplicates were analysed by MSALABS by PhotonAssayTM. Jar duplicates are created by producing a second split of the crushed material in a new jar. Of the 3,968 samples with the first split reporting below 0.1ppm Au, the duplicate assay also reported below 0.1ppm Au for 99% of the cases (Figure 11.8).

There were 353 samples that reported above 0.1 ppm Au and duplicate paired data for 56% of the samples agree within ±20%.

18 April 2024	261

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 11.7 MSALABS analytical duplicates.

There are 22 cases where the average gold for two jars is over 2 ppm Au. Of these cases, there are 6 examples where the difference between the assays of the two jars, relative to the average, are outside ± 50%.

The variability is expected for an orogenic gold deposit with visible in gold in mineralized drill core. The variability demonstrates the importance of using assay-to-extinction methods (either multiple jars by PhotonAssayTM or screened metallics of large sample splits) for higher grade samples. The duplicate data are used to optimize the PhotonAssayTM assay strategy and will continue to be monitored.

All the quality control data for assays performed at MSALABS are within expected ranges and data are acceptable for NFG’s exploration programs.

18 April 2024	262

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 11.8 Duplicate jar assays by PhotonAssayTM.

11.4.6	Check Assays

A selection of samples is submitted to a secondary laboratory for check assays. In 2023-2024, sample pulps for routine check assays were sent to SGS, Burnaby. SGS is a ISO17025-accredited laboratory with operations worldwide.

Sample pulps are selected randomly for check assays from seven grade bins. A low percentage of samples are selected for lower grades which make up a large proportion of the sample population. Up to 5% of samples from higher grade ranges are selected.

There were 6 different OREAS CRMs inserted 11 times with samples submitted to SGS. The gold concentrations ranged from 0.76 to 43 ppm Au. All the assays for CRMs were reported by SGS within -8 to +6% of the expected values for gold except for one of the high-grade CRMs that reported 14% lower than the accepted value. Overall, SGS performed very well, and the assays are suitable for the check assay program.

18 April 2024	263

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

There were 130 low grade samples analysed by 50-g fire assay (ALS Method Code ICP21) submitted for 50-g fire assay (SGS Method Code GE_FAI50V5) or with a gravimetric finish (SGS Method Code GO_FAG50V) at SGS (Figure 11.9). The results are mostly less than 1 ppm Au and 80% agree within ± 20%. There is no apparent bias and the SGS results support the ALS assays.

Check assays are also performed on the fine fraction that is generated from the screened metallics assays. Higher gold concentrations are best represented by the samples submitted for screened metallics assays. The coarse gold, or (+), fraction is assayed entirely for the screened metallics method and only the fine, or (-), fraction is available for check assays. Using the fine fraction for check assays has the added benefit that pulps are more representative and there are fewer issues with poor homogeneity.

A total of 283 fine fractions prepared and assayed were submitted to SGS, Burnaby, BC, for 50-g fire assay gold determinations. The selected samples provide good coverage of the gold concentration range. About 90% of the results agree within ± 20% and there is no evidence of bias (Figure 11.10).

A selection of samples analysed by PhotonAssay™ at MSA Val d’Or, QC were selected for check assay as ALS. They were shipped to ALS Sudbury, ON for preparation, then forwarded to ALS Vancouver, BC for analysis. A total of 183 samples were analysed by fire assay.

Figure 11.9 Comparison of 50-g Fire Assays at ALS and SGS (± 20% error bars in blue).

18 April 2024	264

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 11.10 Check Assays for Fine Fractions at SGS (± 20% error bars in blue).

There were four different OREAS CRMs inserted 10 times with samples submitted to ALS. The gold concentrations ranged from 0.337 to 43 ppm Au. All the assays for CRMs were reported by SGS within -3 to +3% of the expected values for gold. Overall, ALS performed very well, and the assays are suitable for the check assay program.

A total of 150 samples were analysed by low grade 30-g ICP21. The remaining 33 higher grade samples were analysed by screen metallic (SCR24). If there was an issue with the plus fraction being too small for analysis, only the fine fraction was reported (this only occurred with one sample, which shows a strong negative change due to the loss of the positive fraction). 85% of samples reported within +/- 20% of the original value (Figure 11.11). Overall, there is no evidence of bias with the PhotonAssay™ method at MSA Val d’Or.

The calculated least squares regression suggests that the differences on average are about 5% higher by screened metallics vs. PhotonAssay™ for these high-grade sample jars. This result is anticipated as samples with high grade gold assays are often associated with very large gold grains and clusters. As gold is partially self-attenuating, there is an effective reduction in the gold grades with the PhotonAssay™ method.

Based on this study, it was concluded that there had been sufficient test work and quality control results to validate the PhotonAssayTM method for the Queensway samples.

18 April 2024	265

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 11.11 Check assays for MSA PhotonAssay™ samples by fire assay at ALS.

Figure 11.12: Comparison of Screen Fire Assay and PhotonAssay™ for over 100 ppm Au.

18 April 2024	266

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

From 2022 and 2023, 41 sample jars that reported over 100 g/t Au were submitted for screen fire assays at ALS. The comparison between screen fire assay and PhotonAssay™ for these jars shows that there is a tendency for screen fire assay to report higher than PhotonAssay™ (Figure 11.12). This tendency was noted in the validation study and is attributed to the effect of self-shielding or attenuation which should only occur when gold particles are more than ~300 microns. The impact of this apparent bias is nominal given the few numbers of jars that have assays over 100 g/t Au and are averaged with other sample jars for the same sample interval.

11.4.7	Percentage of Coarse Gold

An examination of the details of the screen fire assay results helps shed light on why it is difficult to get good repeatability with the Queensway samples that have strong gold mineralization. Figure 11.13 shows the percentage of the total mass of gold in a sample that ended up in the coarse fraction of the screen fire assays, as a function of the sample’s grade. The samples shown in orange were logged as containing visible gold; for the black ones, visible gold was not noted.

Above 10 ppm Au, most of the samples assayed before May 2022 have more than 30% of the gold in the coarse fraction. The presence or absence of a single large grain of gold will have a strong impact on the grade of the sample, that impact getting larger as the size of the gold grains gets larger.

With coarse grains accounting for most of the gold content, assays become more reliable as the size of the analysed sample increases.

11.4.8	Adequacy of the Sample Collection, Preparation, Security, and Analytical Procedures

The QP has reviewed the adequacy of the sample preparation, security, and analytical procedures conducted by NFG between the start of the Queensway exploration programs (2019) and the Effective Date of this technical report and found no significant issues or inconsistencies that would cause one to question the validity of the data. A reasonable practical level of sample security from the field to the analytical laboratories is maintained by NFG.

The analytical work conducted on behalf of NFG is completed by independent, commercial, and accredited laboratories. NFG has employed reasonable gold standard sampling practices, analytical methods, and QA-QC protocols, the latter of which incudes CRMs, Sample Blanks, core duplicates, pulp duplicates, coarse reject duplicates, and check-laboratory assays. Additionally, NFG has conducted a robust comparison between conventional screen fire assays and PhotonAssayTM analyses that provides a reasonable and sufficient level of confidence in the PhotonAssayTM technique. NFG’s QA-QC work was designed and reviewed by Lynda Bloom, P. Geo., of Analytical Solutions, who specializes in analytical geochemistry, quality assurance and quality control.

18 April 2024	267

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 11.13 Percentage of gold in the coarse fraction (above 106 microns) in ALS screen fire assays, as a function of sample grade (Source: Lynda Bloom).

The QP’s review of the QA-QC results provides the opinion that the data is of reasonable quality, minimal contamination occurred during sample preparation and at the laboratories, and the analytical results are repeatable with good precision and accuracy.

The QP is therefore satisfied with the adequacy of the sample preparation, security, and analytical procedures as implemented by NFG. The resulting exploration and drillhole assay databases are reasonable and sufficient for ongoing exploration activities and target generation. The core logging and drill core assay database is of reasonable quality to formulate three-dimensional models, define the geometry of mineralized zones, and for use in potential future mineral resource estimations.

18 April 2024	268

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

12	Data Verification

12.1	Data Verification Procedures

NFG’s Queensway Gold Project is an early-stage exploration project, and this report presents a summary of the Company’s exploration programs through to an Effective Date of 18 April 2024. The primary datasets involve 1) historical exploration results, and 2) NFG’s exploration programs including till, soil, rock, and drill core sample collection and analytical work. This section describes the steps taken by the QP to verify the data in this technical report.

12.2	Historical Exploration Information

Information related to the historical mineral occurrences was downloaded directly from the Government of Newfoundland and Labrador Geoscience Atlas, predominantly as GIS shapefiles (https://geoatlas.gov.nl.ca). The historical mineral occurrences in Newfoundland and Labrador and compiled and published by Department of Industry, Energy and Technology. The Mineral Occurrence Data System (MODS) includes an inventory of historical mineral occurrences in the province. The digital database contains information on approximately 6,000 mineral occurrences, and a collection of mineral occurrence maps. The QP has not validated all historical mineral occurrences within, and adjacent to, the Queensway Property; rather the QP is dependent on the Government of Newfoundland and Labrador geologists and staff that have meticulously compiled the mineral occurrences through a series of compilation efforts originating in 1976 and maintained to the present.

Historical drillhole information was provided to the QP by NFG’s management team during the onset of the report preparation in December 2022. These data were originally compiled by NFG from numerous assessment reports. The only method currently available for the QP to validate the historical drill locations and complementary information is by comparing the historical drillhole information against the publicly available government GIS database, and hardcopy assessment reports related to the historical projects. The QP downloaded historical drillhole information from the Government of Newfoundland and Labrador Geoscience Atlas as GIS shapefiles (https://geoatlas.gov.nl.ca). Several drillholes reported in the NFG historical drillhole data compilation were not included in the government dataset. The QP confirmed the existence of within-Property historical drillholes using the publicly available assessment reports related to these historical drill programs.

Historical soil, rock, till, trench channel, stream sediment and lake sediment sampling and gold assay datasets were provided to the QP by NFG’s management team as csv files during the onset of the report preparation. These data were originally compiled by NFG from numerous assessment reports. The data were only partially validated by the QP by comparing the data in the electronic dataset versus the publicly available, hardcopy assessment reports.

18 April 2024	269

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

12.3	New Found Gold Corp.’s Ground Geochemical, Drillhole, and Drill Core Assay Databases

NFG forwarded numerous datasets to the QP including 1) all surface geochemical survey assay digital datasets (till, soil, rock outcrop and float, and trench channel rock sample assays), 2) a reviewer’s license for the MX-Deposit system that NFG uses to manage its drillhole and surface sampling data base as well as sample dispatch and assay status, 3) all assay laboratory certificates, and 4) copies of the QA-QC datasheets.

The QP validated the surface geochemical sample assays by comparing NFG electronic assay data against the hard copy laboratory certificates. In addition, the location of some of the anomalous surface geochemical assay data was validated in comparison to the historical mineral occurrences. The QP communicated any errors to NFG within the surface geochemical databases, who in-turn, made the appropriate revisions.

The geological QP validated the NFG drillhole collar database by independently documenting the collar locations of 6 random drillholes during a QP site inspection (see Section 12.4). All drill core assay data were exported from NFG’s MX-Deposit software and divided into smaller assay datasets that were based on individual prospects. The assay files were then validated by the QP against the hardcopy laboratory certificates. There were no gold assay errors. The QP communicated any errors to NFG within the drillhole collar/assay databases, who in-turn, made the appropriate revisions.

The QP validated the laboratory density measurements by comparing the electronic data file provided by NFG against the hard copy laboratory certificates. No errors were observed.

12.4	Qualified Person Site Inspection

All 3 authors have completed Qualified Person site inspections at the Queensway Property: Most recently, Mr. Eccles on January 12-13, 2023, Mr. Simmons on October 19, 2023, and Mr. Jorgensen on November 29, 2023. From a geological perspective, the QP’s personal inspection at NFG Queensway Gold Project enabled Mr. Eccles to:

•	Verify the overall setting of the Queensway Property in terms of licencing, topography, access, facilities (office, core shacks), and proximity of major gold prospects within the Property to the towns of Appleton and Gander, NL.

•	Observe the general geological setting of Queensway Property and the gold mineralization at the mineral prospects that are the subject of this technical report.

•	Observe and understand the exploration work that has been undertaken by NFG at the Queensway Property including geological mapping, rock sampling, soil sampling, geophysical surveys, and drilling.
18 April 2024	270

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	Observe current exploration in the form of a multi-drill, diamond drill coring program.

•	Collect independent QP core samples from the Lotto, Keats Main, Keats West, and Keats Main South prospects.

•	Discuss program details with NFG staff including 1) sample collection, security, preparation, analytical, and QA-QC procedure, 2) exploration practices, 3) core geology, and 4) ongoing development of a 3D geological modelling.

The QP documented the coordinate locations of 6 separate and random drillhole collars at the Keats Main and Keats North prospects. A comparison between the QP GPS locations and NFG’s surveyed collars is presented in Table 12.1. The due diligence collar location review showed minimal variation between the QPs GPS collar coordinates and those that were surveyed and documented within NFG’s drillhole database. In metres, the difference between the QP and NFG selected drillhole collars was between 0.4 and 3.4 m, which translates to reasonably low percentage of differences in the collar locations. It is the QPs opinion that the drill collar locations observed are properly documented within NFG’s drillhole database.

Table 12.1 Qualified Person validation of 6 drillhole collar locations at the Keats Main and Keats North prospects.

At NFG’s Appleton Business Park archival drill core facility, the QP reviewed select drill cores from 4 separate drillholes that penetrated, and help to define, the Keats Main, Keats North, Keats West, and Lotto prospects. A total of 4 samples were collected independently by the QP (Table 12.2). In Gander, NL, at NFG’s primary core facility, the QP reviewed drill core from 6 separate drill cores from the Keats West, and Golden Joint prospects. An additional 2 core samples were collected by the QP from the Keats West prospect (Table 12.2).

18 April 2024	271

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

The QPs review of NFG’s drill core demonstrated the Outflow Formation is defined as a turbiditic package of interlayered grey mudstone-siltstone sequences with basal siltstone-sandstone. The sedimentary rock package along or adjacent to the Appleton Fault Zone includes textures associated with folding and fault zones (fault gouge); however, the most distinguishing textures are related to the injection of carbonate-quartz veins. More specifically, textures include massive vuggy quartz veins, brecciated quartz veining, laminated quartz veins, and randomly orientated stockwork veining.

During the site inspection, gold was observed in cores from most of the drillholes observed by the QP. The gold occurred as 1) finely disseminated grains within distinct patches of silvery-grey sulphide material within the vein presumed to include arsenopyrite and lead-antimony sulfosalt (boulangerite), 2) finely disseminated grains along fracture planes, or 3) as millimetre-sized blebs, particularly within the massive, vuggy quartz veins.

The Keats Main prospect occurs along the KBFZ, which splays in a north-easterly direction off the Appleton Fault Zone (Figure 12.1). A fault damage zone, which occurs on both sides of the KBFZ, was observed in core, and reportedly extends for approximately 30 to 50 m total across both sides of the fault zone.

With respect to geochemical validation of the gold mineralization at the Queensway Property, the QP-collected samples were bagged, labelled, sealed, and placed in a 5-gallon pail for shipping by the QP. The pail was sealed by the QP using packing tape and the pail was couriered via Purolator from Gander, NL to MSALABS in Val-d’or, QC for analysis by Chrysos PhotonAssayTM using the same analytical methodologies used by NFG. With respect to chain of custody the QP managed the QP-collected samples from collection through to sample shipping.

The 6 QP-collected samples yielded between 1.04 and 3.76 ppm Au using the PhotoAssayTM analytical technique (Figure 12.1; Table 12.2). The independent sample collection and analytical work conducted by the QP confirms the gold mineralization that is the subject of the NFG Queensway Property technical report.

12.5	Data Limitations

Due to the lack of QA-QC information pertaining to historical exploration work, and particularly the historical grab rock sample geochemical data, it is the opinion of the QP that these historical gold assay data should not be utilized as part of future work conducted by NFG, including any potential mineral resource estimations.

Only those historical drillholes whose location and assay information can be confirmed to be reliable, and for which the original logging information can be integrated into the NFG logging system, should be considered for incorporation into NFG’s project data base.

18 April 2024	272

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 12.1 Drillhole collar locations of Qualified Person-collected core samples and gold assay results.

657500
658000
658500
659000
5429000
5428500
5428000
5427500
5427000
Queensway North
Trench 26
ID: NFGC-22-895
Au: 1.044 ppm
Sunday Zone
Lotto
Powerline
Regular Trench
Dome
APPLETON FAULT ZONE (AFZ)
Little Zone
Golden Joint
Road
Hornet
ID: NFGC-22-773
Au: 1.507 ppm
2.214 ppm
ID: NFGC-22-754
Au: 3.719 ppm
KEATS-BASELINE FAULT ZONE
Cokes
Baseline
Keats
ID: NFGC-22-705
Au: 3.756 ppm
ID: NFGC-22-600
Au: 3.716 ppm
Legend
Drillhole Location
Au Showings
Property Outline
Waterbodies
Fault Zone
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Qualified Person Core Sampling Analytical Gold Results
1:11,000
UTM N83 Zone 21
Jan 2023
0
350
m
APEX Geoscience Ltd.

18 April 2024	273

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 12.2 Summary of Qualified Person-collected core samples to validate gold mineralization.

12.6	Adequacy of the Data

The QP has reviewed historical exploration information associated with the Queensway Property, and surrounding area, and concludes that the survey information yields valid information as related to the geology of the Property and are therefore sufficient to be used in background geological interpretations.

The QP has reviewed the adequacy of NFG’s sample preparation, security, and analytical procedures and found no significant issues or inconsistencies that would cause one to question the validity of the data. The exploration work was conducted in accordance with CIM Mineral Exploration Best Practice Guidelines (2018). The analytical work was conducted at independent, commercial, and accredited laboratories that used reasonable gold standard sampling practices and analytical methods.

During the site inspection, the QP discussed logging protocols, density measurements, sampling procedures, and QA-QC measures with the NFG team. All-in-all, the Company, and the on-site team, has used the appropriate methodologies with respect to sample preparation, analyses, and security to ensure the integrity of the data.

With respect to QA-QC work, NFG has properly utilized and interpreted CRMs, Sample Blanks, core duplicates, pulp duplicates, coarse reject duplicates, and check-lab assays. Additionally, NFG has conducted a robust comparison between conventional screen fire assays and PhotonAssayTM analyses that provides a reasonable and sufficient level of confidence in the PhotonAssayTM technique. The review of the QA-QC results enables the QP to form the opinion that the NFG exploration data is of reasonable quality, minimal contamination occurred during sample preparation and at the laboratories, and the analytical results are repeatable with good precision and accuracy.

18 April 2024	274

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

It is the QPs opinion that the NFG exploration data and resulting datasets provide a reasonable and accurate representation of the Queensway Project and are of sufficient quality to support the technical summary, conclusions, and recommendations presented in this technical report.

18 April 2024	275

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

13	Mineral Processing and Metallurgical Testing

Starting in 2023, Phase 1 of the metallurgical test work for the Queensway Project was completed by several laboratories. Major internal report contributors include BL (2024), AMTEL (2023), and BSM (2023).

13.1	Historical Metallurgical Work

There is no known historical metallurgical test work for the Queensway Project prior to New Found Gold initiating test work in June 2023.

13.2	Sample Selection and Preparation

Gold mineralization was identified at the Queensway Project in three mineralized zones known as Keats, Golden Joint and Lotto. High-grade intercepts containing visible gold in quartz veins were observed in drill core samples. Preliminary geological evaluations would indicate that gold mineralization is associated with faults and cross faults. Lithology does not appear to play a major role in mineralization.

The host rock in these mineralized zones is primarily siltstone, with occasional beds of greywacke. Greywacke containing elevated levels of chromium and nickel was observed. Based on the interpreted deep marine depositional environment of the stratigraphy of these zones, the lithologies are prone to containing organic matter. Weakly carbonaceous material within the stratigraphy was made evident by the presence of graphitic clasts within greywacke beds, and polished graphitic bedding planes between occasional siltstone beds.

The metallurgical test program characterized each zone by combining intervals of mineralized core from different vein and structural intercepts at depth to create numerous Variability Composites as listed in Table 13.1. This was achieved by defining sections along the length of the Keats, Lotto, and Golden Joint prospects (Figures 13.1 to 13.6) and creating a database of all intervals greater than 2 m in width with a gold grade above 0.5 ppm. This database enabled each Variability Composite to target and test the metallurgical properties of variable gold grades along individually modelled veins across the zone.

Table 13.1 Mineralized Zone and Number of Variability Composites.

Mineralized Zone	Variability Composites
Golden Joint 1 & 2	14
Keats 1, 2 & 3	29
Keats 4	16
Keats 5	34
Lotto 1 & 2	23

Total	116

18 April 2024	276

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 13.1 Plan view map of metallurgical sections from Keats Main, Golden Joint and Lotto.

VEGAS
LOTTO NORTH
LOTTO
GLENWOOD SHEAR ZONE
MONTE CARLO
POWERLINE
LOTTO 2
LOTTO 1
DOME
KEATS-BASELINE FAULT ZONE?
LITTLE
GOLDEN JOINT
ICEBERG ALLEY
ROAD
GOLDEN JOINT 2
GOLDEN JOINT 1
KEATS-BASELINE FAULT ZONE
KEATS WEST
ICEBERG EAST
COKES
ICEBERG
APPLETON FAULT ZONE
KEATS MAIN 5
KEATS MAIN 4
TCW
KEATS
KEATS MAIN 3
KEATS MAIN 2
KEATS MAIN 1
QWN AFZ PLAN MAP
Deformation Zone
Au Vein
Trans-Canada Highway
Previously Reported Drill Holes
MET Phase 1 Drill Holes
Property Boundary
Metallurgical Section
NEWFOUND GOLD CORP
TCH
0
250
500m

18 April 2024	277

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 13.2 Cross section of metallurgical section Keats Main - 1 illustrating drillholes selected for metallurgical testing. The black bars shown in the figure represent the metallurgical testing intervals.

18 April 2024	278

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 13.3 Cross section of metallurgical section Keats Main - 2 illustrating drill holes selected for metallurgical testing. The black bars shown in the figure represent the metallurgical testing intervals.

18 April 2024	279

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 13.4 Cross section of metallurgical section Keats Main - 4 illustrating drill holes selected for metallurgical testing. The black bars shown in the figure represent the metallurgical testing intervals.

18 April 2024	280

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 13.5 Cross section of metallurgical section Lotto illustrating drill holes selected for metallurgical testing. Selected drill holes from both Lotto sections 1 and 2 are represented in this cross section. The black bars shown in the figure represent the metallurgical testing intervals.

18 April 2024	281

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 13.6 Cross section of metallurgical section Golden Joint illustrating drill holes selected for metallurgical testing. Selected drill holes from both Golden Joint sections 1 and 2 are represented in this cross section. The black bars shown in the figure represent the metallurgical testing intervals.

After assembly, the Variability Composites were sealed in plastic buckets and shipped to Base Metallurgical Laboratories Ltd., in Kamloops, BC, Canada.

13.2.1	Sample Preparation

Variability Composites were initially coarse crushed to a nominal 1 inch, blended and 12.5% of the mass was split and directed to a respective Master Composite as shown in Table 13.2. A Master Composite was not prepared from the Golden Joint Variability Composites due to the lack of sufficient mass for testing.

18 April 2024	282

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 13.2 Master and Variability Composite Summary.

Master Composite	Prospect Sections	No. of Variability Composites
KZ-MC-1	Keats 1,2,3	29
KZ-MC-2	Keats 4, 5	50
LZ-MC	Lotto 1, 2	23

The Variability Composites were stage crushed to minus 10 mesh, blended, and split into 1 kg charges for metallurgical testing and geochemical head analysis.

13.3	Metallurgical Testing

13.3.1	Sample Characterization

A gold deportment study was completed by AMTEL (AMTEL, 2023) on the three Master Composites, which reported the following summarized findings:

•	Free gold grains contributed 96%, 94% and 91% of the gold for KZ-MC-1, KZ-MC-2, and LZ-MC, respectively.
•	Readily gravity recoverable gold (GRG) carried by free gold grains, >75 µm in size, account for 61%, 59% and 74% of the grades for KZ-MC-1, KZ-MC-2, and LC-MC, respectively.
•	Free sulfide particles contain 2% to 3% of gold particles that are unliberated but exposed, which would be leachable by cyanide.
•	Submicroscopic gold is a secondary contributor to grade. It is held in solid solution from, in both arsenopyrite and pyrite. It is refractory to cyanide leach.
•	Despite high gold recoveries by direct cyanide leach, the Master Composites generated significant gold tailings grades ranging from 0.40 ppm to 0.75 ppm. This gold is predominantly refractory, held in solid solution and preg-robbed forms, and therefore a finer primary grind would not be beneficial.
o	Due to an enrichment of solid solution of gold in arsenopyrite, small changes in the abundance of this mineral may impact residue grade.
o	Likewise, because the carbon matter in the mineral is “active” and can be a significant preg-robber, then small changes in total organic carbon (TOC) content may have notable impacts on residue grades.
•	An “up-front” centrifugal gravity circuit would be essential for processing the analyzed samples.
•	The coarsest gold grains are considered too large to float efficiently.
•	The coarsest gold grains are considered too large to leach within the residence time of a conventional CIL circuit.

All Variability Composites and Master Composites were subjected to ICP 32 element analysis, QEMSCAN mineral analysis, and carbon and sulfur speciation (BL, 2024).

18 April 2024	283

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

ICP analysis showed that the amount of arsenic averaged 3500 ppm and ranged from 54 ppm to 15,600 ppm, while sulfur concentration averaged 1% and ranged from 0.25% to 2.68%.

QEMSCAN analysis reported arsenopyrite values that averaged 0.89% and ranged from 0% to 4.93%, which was interpreted as a mineral matrix that could encapsulate gold and inhibit gold extraction.

Carbon speciation analysis showed that total carbon values averaged 0.67% and ranged from 0.08% to 1.45%. Organic carbon values averaged 0.08% and ranged from 0.009% to 0.171%.

Fire assay for gold and silver of the Variability Composites showed an average silver value of 0.45 ppm and a range of silver values from 0.25 ppm to 5.34 ppm. Due to the low overall average silver value, the optimization of silver extraction was not incorporated into the test program.

13.3.2	Master Composite Testing

Master Composites were subjected to the following tests:

-	Comminution characterization.
-	Gravity Recoverable Gold (GRG).
-	Carbon-in-Leach (CIL) cyanide leaching of the gravity tailings.
-	Direct cyanide leach of the gravity tailings.
-	Thickening and filtration testing.
-	Cyanide detoxification.

13.3.2.1	Comminution Testing

Comminution tests were completed on each of the three Master Composites. The tests included the SMC breakage test to determine A x b values, Bond ball mill work index (BWi) and Bond abrasion index (Ai). The results of the tests are shown in Table 13.3.

Table 13.3 Master Composite Comminution Test Summary

Master Composite	SMC A x b	BWi	Bond Ai
		(kWh/t)	(g)
KZ-MC-1	59.4	17.9	0.286
KZ-MC-2	60.4	16.2	0.089
LZ-MC	65.9	18.3	0.124

The results of the comminution test work indicate that the mineralized material would be amenable to SAG milling and would have moderate grinding requirements in a secondary ball mill grinding circuit. The material is only mildly abrasive and should not result in high steel ball consumption in the milling circuit.

18 April 2024	284

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

13.3.2.2	Gravity Recoverable Gold (GRG)

KZ-MC-2 and LZ-MC Master Composites were tested for gravity recoverable gold.

Black Swan Metallurgy (BSM, 2023) evaluated the gold deportment analysis conducted by AMTEL and compared it against the gravity gold recoveries that were realized from the tests conducted at Base Metallurgical Laboratory.

BSM concluded, “The analysis described in this report has resulted in estimations of gold recoveries from a conventional gravity circuit of 45-55%, processing effectively 100% of the fresh mill feed tonnage rate by centrifugal concentration of the mill discharge and intensive cyanidation of gravity concentrates.”

13.3.2.3	Gravity Tail Leach Evaluation

The three Master Composites were separately treated in a gravity circuit and the gravity tails were leached with both the CIL process and by direct leach; the results of which are shown in Table 13.4.

Table 13.4 Master Composite CIL and Direct Leach Extractions (approximately 75 µm grind)

Master Composite	Calculated Head Grade	Gravity Extraction	Gravity Tail Leach Extraction	Total Au Extraction
	(ppm Au)	(%)	(%)	(%)
KZ-MC-1 (CIL)	39.4	86.6	85.2	98.0
KZ-MC-1 (Direct Leach)	38.86	86.5	53.3	93.7
KZ-MC-2 (CIL)	3.97	55.8	76.7	89.7
KZ-MC-2 (Direct Leach)	3.92	56.2	16.0	63.2
LZ-MC (CIL)	12.5	80.3	74.2	94.9
LZ-MC (Direct Leach)	12.25	81.0	14.9	83.8

Table 13.4 shows that the overall gravity/CIL extractions ranged from 89.7% to 98.0% and that gravity/direct leach extractions ranged from 63.2% to 93.7%. The lack of activated carbon in the Direct Leach to offset the impact of the organic preg-rob carbon is interpreted to be the reason for the lower extraction.

Grinding the Master Composite samples to 37 µm increased gold extraction by less than 1%, which does not appear to be economically advantageous. Therefore, a grind size of 75 µm was selected for testing the Variability Composites.

A retention time of 24 hours was also selected for testing the Variability Composites in CIL as gold extractions for the Master Composites were only marginally improved with longer leach times.

18 April 2024	285

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

13.3.2.4	Gravity Concentrate Intensive Cyanide Leaching

An intensive cyanide leach on the Master Composite gravity concentrates produced gold extractions which ranged from 96% for both KZ-MC-1 for the Keats Master Composite and KZ-MC-2 to 99% for the Lotto Master Composite. Some arsenopyrite captured in the KZ-MC-1 and KZ-MC-2 gravity concentrates is interpreted to be the reason for the lower intensive cyanide leach gold extraction for these samples.

13.3.2.5	Cyanide Detoxification Testing

The SO2/Air process with sodium metabisulfite as a source of SO2 was used for cyanide detoxification for the Master Composites. The treated tailings solutions contained less than 1 ppm CNWAD.

13.3.3	Variability Composite Testing

All 116 Variability Composite samples were subjected to gravity gold extraction at 212 µm, gravity tails were reground to 75 µm, then treated by CIL for 24 hours. Table 13.5 shows a summary of the results of the tests.

Table 13.5 Summary of Variability Composite Gravity/CIL Extractions.

Prospect	Variability Composites	Minimum Head Grade	Maximum Head Grade	Average Head Grade	Weighted Au Extraction
		(ppm Au)	(ppm Au)	(ppm Au)	(%)
Golden Joint 1 & 2	14	0.87	18.86	5.13	90.0
Keats 1, 2 & 3	29	0.77	100.38	15.15	96.3
Keats 4	16	0.63	33.14	5.85	92.2
Keats 5	34	0.35	170.99	17.31	96.8
Lotto 1 & 2	23	0.48	65.35	9.38	95.0

13.3.3.1	Arsenic Content vs Gold Tails Grade

A review of the results of the leach tests for the Variability Composites indicated that there is a relationship between arsenic content and CIL gold tails grade. This finding is consistent with the results of the gold deportment study completed by AMTEL, which was previously discussed in Section 13.3.1 of this report.

An analysis of the data was completed, comparing the relationship between arsenic content and gold tails grade for different ranges of gold grade. The analysis departmentalized the gold grade in range increments from 0 to 10 ppm.

Figure 13.7 illustrates the positive correlation between arsenic content and gold tails grade in Variability Composites with a gold head grade ranging from 2 ppm to 4 ppm.

18 April 2024	286

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 13.7 Arsenic Content vs Gold Tails Grade for 2.0 ppm to 4 ppm

Table 13.6 summarizes the correlation calculations between arsenic content and gold tails grade for the grouped gold grade ranges.

Table 13.6 Arsenic Content (As) vs Gold (Au) Tails Grade Relationship

Gold Grade	As vs Au Tails Grade Relationship
<1.0 ppm	Au Tails Grade = -0.0000819*(Arsenic ppm) + 0.143553
>1.0 ppm, <2.0 ppm	Au Tails Grade = -0.00614*(Arsenic ppm) +0.2449501
>2.0 ppm, <4.0 ppm	Au Tails Grade = -0.0000957*(Arsenic ppm) + 0.1690654
>4.0 ppm, <6.0 ppm	Au Tails Grade = -0.0000579*(Arsenic ppm) + 0.3344562
>6.0 ppm, <10.0 ppm	Au Tails Grade = -0.0000607*(Arsenic ppm) + 0.35808.69
>10.0 ppm	Au Tails Grade = -0.0000341*(Arsenic ppm) + 0.6525299

18 April 2024	287

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

These calculations provide the initial framework for developing full scale commercial plant gold extraction models. Commercial scale gold extraction models for Queensway will need to incorporate additional scale-up inefficiency factors for:

•	Operational inefficiencies (start-ups, shut-downs, mechanical issue, operator error etc.).
•	CIL gold solution losses to tailings.
•	Intensive Cyanide Leach (ICL) gold losses to solids.

13.3.4	Alternative Process Selection

A combination of carbon flotation and sulfide flotation was considered as an alternative method for gold extraction. The following are brief descriptions of the flowsheets tested.

Flowsheet A - Gravity/CIL.

Flowsheet B - Gravity/Carbon flotation followed by CIL of flotation tailings.

Flowsheet C - Gravity/Carbon flotation followed by sulfide flotation, regrind and CIL of flotation tailings.

The use of carbon flotation was investigated to remove organic carbon and reduce the preg-robbing characteristics of the samples. The carbon flotation tails were then cyanide leached. It is assumed that any gold recovered in the carbon flotation concentrate could be sold directly to a smelter.

Sulfide flotation was investigated to increase extraction of gold locked in the arsenopyrite matrix. The sulfide flotation concentrate was milled to a finer size and then subjected to CIL cyanide leaching for gold extraction.

A study was performed to test the proposed flotation scheme on selected low-grade Variability Composites that had gold extractions of less than 80%. The results of the study are summarized in Table 13.7.

Table 13.7 Carbon and/or Sulfide Flotation/CIL Tailings Study Results

Variability Composite	Flowsheet Option	Calculated Head Grade	Overall, Gold Extraction	Sodium Cyanide Usage
		(g/t)	(%)	(kg/t)

KZ4 #8	A	1.70	72.7	1.33
	B	1.95	70.0	0.58
	C	2.07	72.4	0.36

KZ5 #35	A	1.70	63.9	1.09
	B	1.59	64.2	0.63
	C	1.36	63.7	0.28

LZ #15	A	1.24	56.5	1.32
	B	1.25	48.5	0.63
	C	1.19	48.5	0.26

18 April 2024	288

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 13.7 shows that both the carbon (flowsheet B) and carbon/sulfide (flowsheet C) flotation processing schemes returned similar results to the standard CIL flowsheet A for the Variability Composites tested. Overall gold extractions are within the margin of error of the tests.

Table 13.7 also shows that cyanide and lime consumptions were reduced by approximately 50% in flowsheets B&C, due to the pre-aeration step that was added prior to flotation in these scenarios.

13.3.5	Process Selection

The process selected for the Queensway Project would be a standard gravity/carbon-in-leach (CIL) circuit. The process would consist of crushing, grinding, gravity extraction of coarse gold, thickening, CIL, carbon stripping, gold electrowinning, gold smelting, cyanide destruction and tailings disposal.

Figure 13.8 is an illustration of the different unit operations that might be selected as process equipment for treating the mineralized material from the portion of the Queensway Project that is east of the Appleton Fault.

13.3.6	Risk Analysis

The metallurgical test work that has been completed to date has identified samples from numerous vein structures across different sections of the mineralized zone from surface to depth. The sample analysis has included lithology, vein structure, mineralogy, QEMSCAN mineral abundance, ICP elemental assay, gravity gold extraction, comminution characteristics, preg-rob characteristics, carbon and sulfur speciation, cyanide gold extraction, and flocculation and filtration characteristics. Alternative process schemes have been tested including carbon flotation and sulfide flotation, followed by concentrate regrind and intensive cyanide leaching of the concentrate for final gold extraction.

Due to the number of samples and the comprehensive nature of the analysis, future test opportunities are limited and the risk to predicted gold extraction minimized.

Table 13.8 identifies the risks associated with gold extraction and mineral processing.

18 April 2024	289

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 13.8 Risks associated with gold extraction and mineral processing.

Risk Description	Likelihood	Consequence Rating	Risk

Metallurgical test work has not determined the full effect of preg-rob materials in the mineralized zones	Unlikely	Moderate	Low
Reagent consumptions have not been optimized	Likely	Low	Low
Comminution characteristics have not been defined	Possible	Moderate	Medium
Gravity gold extraction is overestimated	Likely	Low	Low

13.3.7	Future Metallurgical Testing

The risk analysis identified several areas in which metallurgical testing could provide additional data that would improve the certainty of the proposed process: including reagent consumptions, comminution characteristics and the estimate of gravity gold extraction.

Gravity gold extraction is currently being investigated for other mineralized zones associated with the Queensway Project and will likely provide additional insight which can be applied to Keats Main, Lotto and Golden Joint.

Variability Composites have been identified to be tested for additional data in determining the Bond Ball Mill Work Index (BWi).

Reagent consumptions were reduced by approximately 50% when a pre-oxidation or pre-aeration step was added prior to CIL. Gold extraction and reagent consumption is currently being investigated for other mineralized zones associated with the Queensway Project and will likely provide additional insight which can be applied to Keats Main, Lotto and Golden Joint.

18 April 2024	290

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 13.8 Queensway Project Process Flow Sheet.

18 April 2024	291

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

14	Mineral Resource Estimates

The Issuer, New Found Gold Corp, has yet to conduct mineral resource estimation work at the Company’s Queensway Gold Project.

*** NI 43-101 Items 15 to 22 not included ***

18 April 2024	292

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

23	Adjacent Properties

The QP has been unable to verify the information in this section related to other company’s projects surrounding the Queensway Property, and therefore, the information is not necessarily indicative of the geology or mineralization on the Property that is the subject of this technical report. Adjacent property mineral tenure is based on current information maintained by the Minerals Land Division.

Since 2019, mineral exploration interests in central Newfoundland have resulted in a staking rush with over 100,000 claims acquired in 2021. Many of the adjacent properties in the Queensway Property area are hosted within the Exploits Subzone of the central Newfoundland gold belt. Most of the exploration attention is focused on the southwest to northeast trending Dog-Bay-Appleton-GRUB line fault system that extends from central Newfoundland to the north coast.

The Beaver Brook Antimony Mine, which began mining operations in 1998, lies on the western boundary of Queensway South, across the Northwest Gander River. It suspended operations in 2020 (due to the COVID-19 pandemic) and restarted in 2021. In January 2023, the mine entered a period of care and maintenance, and it is not known whether production will resume in the future (CBC News, 2023).

There are hundreds of licence blocks in the immediate area of the Queensway Property, thus, only those adjacent properties of significant size and proximity to the Property will be discussed in this section (Figure 23.1).

Exploits Discovery Corp. (Exploits) are owners of over 40 mineral licence blocks immediately adjacent or close to NFG’s Queensway Property (Figure 23.1). These include Exploits’ Bullseye, Gazeebow, Great Bend, Mt. Peyton, and Mt. Peyton North projects (Exploits Discovery Corp., 2024). Exploits has recently completed diamond drilling at their Bullseye project (license 035151M), which borders the Queensway Property immediately north of the NFG Showings Everest and Lotto North. In an August 14, 2023, News Release, Exploits announced assay results from 29 diamond drillholes completed at Bullseye in 2023, including: “Select intercepts from BE-23-28 include 4.08 g/t Au over 1.60 m core-length, including 8.16 g/t Au contribution from a 0.7 m core sample” (Exploits Discovery Corp., 2023). Additional exploration work completed by Exploits on their claims surrounding NFG’s Queensway Property include rock grab sampling, till sampling, remote sensing surveys, and geophysical surveys (Exploits Discovery Corp., 2024).

To the southeast of QWS, Galloper Gold Corp. (a privately-owned exploration company registered in British Columbia), own a significant land package of mineral licences east-southeast of QWS, which include their Mint Pond project (Galloper Gold Corp., 2024). Reconnaissance soil sampling programs were completed on their claims in 2022 and 2023 (Galloper Gold Corp., 2024).

18 April 2024	293

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 23.1 Adjacent properties to the Queensway Gold Property (Source: Government of Newfoundland and Labrador Geoscience Atlas https://geoatlas.gov.nl.ca). See legend on next page.

600000
620000
640000
660000
680000
700000
5460000
5440000
5420000
5400000
5380000
Lewisporte
Botwood
Bishops Falls
Glenwood
Gander
N

Legend

- NFGC Queensway Property Licenses
- Waterbodies
- City/Town

NEWFOUND GOLD CORP

Queensway Project, NL, Canada

Adjacent Properties

1:700,000	UTM N83 Zone 21	February 2024

0 10 km

APEX GEOSCIENCE

18 April 2024	294

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Figure 23.1, continued. Adjacent property company’s legend.

Marvel Discovery Corp. (Marvel) have recently completed exploration work on their Gander East project, which is located along the southeast border of QWS (Marvel Discovery Corp., 2023). This exploration work on their claims includes a till sampling program in 2023, as well as a helicopter-borne magnetic geophysical survey in 2022 (Marvel Discovery Corp., 2023).

Gossan Resources Ltd. (Gossan) have initiated ground exploration on their claims package referred to as the Gander Gold project, which borders the eastern edge of QWN (Gossan Resources Ltd., 2024). The exploration work involved a till sampling survey completed in 2022, which identified several gold-in-till anomalies across the property (Newsfile Corp., 2023).

Labrador Gold Corp.’s (Labrador Gold) Kingsway project comprises several licence blocks located between the South Pond and Queensway North blocks of the Queensway Property and is situated along the Appleton Fault Zone (Labrador Gold Corp., 2024). Since 2020, Labrador Gold has completed extensive ground geochemical sampling surveys as well as diamond drilling programs at targets including Big Vein (Labrador Gold Corp., 2024). Assay result highlights for drillhole K-22-177 completed at Big Vein in 2022, as reported by Labrador Gold, include 2.02 g/t Au over 32 m core-length, including an 18.08 g/t Au sample over 0.63 core-length (Labrador Gold Corp., 2022).

NFGs Bigger Vein 2 and Karate Chop South prospects are proximal and along strike of Labrador Gold’s (LAB) neighbouring Big Vein and Dropkick zones, respectively (Kingsway Property). It is possible that these zones are inter-related along the Appleton Fault Zone. The QP has been unable to verify information related to other company’s projects surrounding the Queensway Property, and therefore, the information is not necessarily indicative of the geology or mineralization on the Property that is the subject of this technical report.

18 April 2024	295

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Approximately 20 km east of the town of Gander, Falcon Gold Corp. has conducted a reconnaissance ground exploration program on their claims referred to as the Gander North project (Falcon Gold Corp., 2022). In 2022, Falcon Gold Corp. completed prospecting and till sampling programs, with one sub-crop quartz vein sample returning an assay result of 885 ppb Au (Falcon Gold Corp., 2022).

Finally, there are 5 mineral licence blocks not owned by NFG that are enclosed within the general boundary of the Queensway Property, all of which are located within the NFGs QWS block. In the southeast corner of the Property, Clyde McLean owns 1 mineral licence block (025520M) comprising 6 mineral claims. In the central area of QWS, Roland Quinlan (licence 025767M), Edge Exploration (licence 024195M) and Buchans Minerals Corp. (licence 031341M) each hold one mineral licence with 54, 8, and 4 claims respectively. In the northern end of QWS, Quadro Resources Ltd. Holds one mineral licence (024096M) with 6 claims.

18 April 2024	296

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

24	Other Relevant Data and Information

On August 14, 2023, NFG announced the Company entered a non-binding memorandum of understanding (MOU) with Maritime Resources Corp. (Maritime) in which the Company has been granted the right to conduct due diligence and exclusivity to negotiate with Maritime regarding a toll milling agreement at the existing Pine Cove Mill (New Found Gold Corp. 2023q).

Pursuant to a brokered private placement, the Company purchased non-convertible senior secured notes (Notes) and common share purchase warrants of Maritime (Note Warrants) for an aggregate purchase price of USD$2,000,000. The Note Warrants entitle New Found to purchase common shares in the capital of Maritime equal to 40% of the aggregate principal amount of the Notes and are exercisable until the maturity date of the Notes (New Found Gold Corp. 2023q).

The Pine Cove Mill is located on the Baie Verte peninsula, NL, approximately 270 km from the Queensway project by paved highway. The Pine Cove Mill is a fully permitted gold processing facility that is rated at 1,400 tonnes per day with a large capacity tailings storage facility and access to port infrastructure.

18 April 2024	297

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

25	Interpretation and Conclusions

25.1	Exploration Results and Interpretations

Between 2016 and 2024, NFG has completed a significant amount of exploration work at its Queensway Gold Project that includes:

•	Interpretation and integration of magnetic, electromagnetic, gravity, 3D seismic, LiDAR, photogrammetry surveys, and surface exploration datasets to generate multiple targets along the Appleton and JBP fault zones.

•	Surface geochemical sample collection that consists of 1,250 till samples, 28,772 soil samples, 8,896 rock samples, and 829 trench channel samples.

•	A total of 2,304 diamond drillholes totaling 542,233 m of diamond drill core. The level of drilling at individual gold prospects varies from 1 to 2 holes at the 798, Aztec, Hank 1, Hank 2, and Bigger Vein prospects through to 362 drillholes (92,208 m) at the Keats prospect.

•	A total of 501,891 core samples from 2,275 drillholes assayed at independent laboratories.

With respect to regional gold trends, NFGs exploration work has resulted in the:

•	Identification of numerous gold prospects and gold zones along a strike length of approximately 100 km associated with regional-scaled Appleton and JBP fault zones. NFG has drill-defined 1) 48 gold prospects within the QWN block, including 10 prospects in the VOA Option area, 2) 14 gold prospects in the QWS block, and 3) 1 prospect in the TP block.

•	Definition of the Appleton Fault Zone Mineralized Envelope - A semi-defined contiguous network of gold veins and related faults that is drill-defined to occur along a 4.5 km segment of the AFZ in the QWN block. Gold prospects within the envelope include the Keats, Keats North, Cokes, Iceberg, Iceberg East, Iceberg Alley, Keats West, Road, Golden Joint, Dome, Lotto, Monte Carlo, Lotto North, Jackpot, Honeypot, K2, Everest, Knob, Grouse, and TCH prospects. The high-grade gold trend is supported by the 1) style of mineralization, or high gold grades in quartz-carbonate veins at various prospects along the trend, 2) structural associations defined by complex networks of brittle fault zones aligned with regional deformation zones, 3) recognition and correlation of unique veins and vein systems, 4) association between gold and accompanying gangue (arsenopyrite, lead-antimony sulfosalt) and alteration minerals (aluminum-rich NH4 white muscovite), and 5) consistently hosted in Davidsville Group sediments that form the hanging wall and footwall to the Appleton Fault Zone.
18 April 2024	298

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	Capacity to define a possible 3.7 km segment of gold occurrences within the JBPFZ between the south end of the Pocket Pond prospect and the north end of the 1744 prospect in the QWN block. This trend of high-grade mineralization is less well defined in comparison to the Appleton Fault Zone Mineralized Envelope. Currently, the trend is supported by till and soil geochemical anomalies between the two drill-tested prospects, and by a uniquely different style of mineralization in that the gold mineralization associated with the JBPFZ typically follows the orientation of the stratigraphy.

•	Drill-delineation of several new gold prospects in QWS block that include, for example, the Astronaut, Devils Pond South, Camp, Eastern Pond, Nova, and Nebula prospects. These prospects either 1) correlate with QWN mineralization along the AFZ and suggest the potential for continued mineralization along the AFZ throughout the Queensway Property, or 2) occur in association with a dioritic-gabbroic dyke swarm that has yet to be identified at the QWN block.

NFG’s most significant gold prospects along the AFZ in the QWN block include:

•	Keats Main: The Keats prospect is located at the north end of the AFZ in QWN, along the KBFZ, which has an east-northeast strike (N55°E) and dips to the southeast at approximately 60°. The brittle KBFZ fault zone extends east of the AFZ and runs slightly oblique to it, forms an extensive damage zone, and is characterized by a complex network of brittle, high-grade, epizonal, gold vein arrays. The Keats-Keats South segment of the KBFZ has been traced over a strike length of 1.1 km and down to a vertical depth of over 400 m.

•	Keats West: Keats West is defined by a low angle thrust fault that dips gently to the south-southwest and is located on the west side of the AFZ. The fault zone is hosted by an interbedded sequence of black siltstone, siltstone, and greywacke, and contains a series of stacked veins that contain both low and high-grade gold mineralization over a considerable thickness with cumulative widths ranging from 10-30 m.

•	K2: The K2 prospect is 725 m north of Lotto on the west of the AFZ. The prospect is defined by a significant structural zone made up of multiple structures and crosscutting vein orientations, that currently has a defined mineralized footprint that is 490 m long and 395 m wide. Much of the gold at K2 is found in the “K2 Main” structure, a low-angle gold-bearing fault zone starting at surface that dips 30-40° to the southeast and shares a similar dip to Keats West and strike to the KBFZ.

•	Lotto: The Lotto Main vein occurs approximately 200 m east of the AFZ and ranges in true width from less than 1 m to approximately 3.5 m. Other notable veins in the Lotto prospect include the Sunday and Tuesday veins, which occur between the Lotto Main Vein and the AFZ in a region known as the Lotto Footwall. The contained high-grade segment of the Lotto Main vein has been defined over a strike length of approximately 200 m and to a depth of 220 m, but the vein itself has been intersected up to 350 m vertical depth.
18 April 2024	299

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	Golden Joint: The Golden Joint prospect is located 1 km north of the Keats prospect on the east side of the AFZ. The Golden Joint Zone consists of a massive quartz vein with stylolitic and brecciated textures that occurs in the footwall shale adjacent to the AFZ. The vein strikes approximately north, dips steeply to the west at 82°, and has been drill-defined over a strike length of 250 m and to a depth of 385 m.

The Golden Joint hanging wall is hosted by a thick bed of greywacke. Mineralization tends to be characterized by stockwork veining that generally trends in an east-northeast orientation, dips moderately to the southeast, and is drill-defined over a strike length of 185 m and to a depth of at least 150 m.

•	Iceberg and Iceberg East: The Iceberg and Iceberg East showings are located on the east side of the AFZ, extending several hundred metres northeast from the Keats Zone. Like Keats, the gold mineralization occurs within the KBFZ, has a true width of 10 to 40 m, and has good continuity of the high-grade along strike and to depth. The near-surface Iceberg-Iceberg East high-grade segment of the Keat’s Baseline Fault Zone has a strike length of 655 m and little exploration has been completed below 200 m vertical.

•	Monte Carlo: The Monte Carlo prospect is located adjacent to the Lotto prospect on the west side of the AFZ. Gold mineralization occurs within an east-west striking, steeply dipping, vein that occurs within a fault zone that has been intercepted over a strike length of 520 m and down to a vertical depth of 160 m.

While significant untested gaps still exist, it is possible that a 4.1 km long mineralized strike area exists within NFGs QWN block with a potential fault damage zone width extent of 400 m, or 200 m on each side of the Appleton Fault Zone (and in certain places extends a full 500 m from the fault). Further exploration work is required to validate the true extent of the mineralized strike area.

NFG has also drill-tested a second major structural target within the QWN block known as the JBPFZ. This fault zone occurs east of, and parallels, the AFZ. Surface exploration has established 10 prospects, 5 of which have been drilled by NFG. A possible 3.7 km segment of high-grade gold occurrences within the Joe Batt’s Pond Fault Zone between the south end of the Pocket Pond prospect and the north end of the 1744 prospect. Gold mineralization in this trend is hosted in ductile, brittle deformation zones and associated irregular vein arrays that run parallel to the southwest-striking, steeply west-dipping stratigraphy.

The QWS block was initially drill-tested in 2022. The positive results of this program compelled NFG to conduct additional 2023 and 2024 exploration work that included rock sampling, soil sampling, and drilling. To date, a total of 89 drillholes totalling 19,059 m have identified 14 gold prospects at QWS that occur along, or are offset to, the AFZ. Queensway South prospects include:

18 April 2024	300

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	Mineralized shear zones at the Nebula, Devil’s Trench, Devils Pond South, and Camp prospects that have gold associated with quartz veining and accessory sulphide minerals in greywacke and siltstone. The geology and mineralization are locally analogous to the gold discoveries made along the northern portion of the Appleton Fault Zone in QWN block.

•	Astronaut, Nova, and Goose prospects occur within parallel structures located west of the AFZ and have gold hosted in siltstone that is intruded by a swarm of dioritic-gabbroic dykes that has not been recognized at the QWN block.

•	Epithermal fault zone gold mineralization, defined by sinter and hydrothermal breccia, has been discovered at the Aztec prospect.

Lastly, and in 2022, NFG drilled 7 drillholes (1,508 m) at the Twin Ponds prospect in the TP block. Of the 1,863 core samples assays from Twin Ponds, 1,862 were below 1 ppm Au with an average of 0.02 ppm Au, and one analytical result of 1.33 ppm Au. Anomalous gold values were interpreted to be associated with the Clydesdale Fault, a contact fault between the Duder Group in the west and the Ten Miles Lake Formation in the east.

25.2	Qualified Person Opinion on NFG’s Exploration Programs

It is the QP’s opinion that the exploration work conducted by NFG at the Queensway Property is reasonable and within the standard practices of gold evaluation within the Dunnage Zone of central Newfoundland. This contention is supported by the QPs 1) site inspection enabled understanding of the geological setting and mineralization, and independent validation of the gold mineralization at Queensway, 2) positive review of NFG sample preparation, security, and analytical protocols, 3) review of the QA-QC methodologies employed, and the positive results of the QA-QC analytical work, and 4) review of the analytical results in conjunction with the laboratory certificates.

In November 2021 NFG initiated a trial of the Chrysos PhotonAssayTM non-destructive method for gold analysis at MSALABS, in conjunction with follow-on screen metallic fire assay or standard 30-g fire assay method at ALS for assay comparison. The results from the trial program demonstrated that the methods agree well, and the Company, its consultants, and the Qualified Person conclude that the PhotonAssayTM method is appropriate for Queensway samples. Since June 2022, NFG only submits core samples for gold assay to ALS and MSALABS.

NFG exploration work results provide a significant update to the geology and mineral potential of northeast Newfoundland and the QP advocates that the information and data presented in this technical report forms a robust database for future exploration, and potentially, mineral resource estimation studies, at the Queensway Property.

18 April 2024	301

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

25.3	Metallurgical Test Results

A 2023 Phase 1 metallurgical testing program focused on 3 mineralized zones: Keats Main, Golden Joint, and Lotto located within the QWN block. Three Master Composites were created from splits of 116 Variability Composites, generated from approximately 1,000 m of drill core with a combined weight of 3,400 kg. All sampling intervals were greater than 2 m in width with a gold grade above 0.5 ppm. The sampled material is representative of the gold zones as sampling was conducted across numerous vein structures along different sections of each mineralized zone from surface to depth.

The Master Composites were stage crushed to minus 10 mesh, blended, and split into 1 kg charges for metallurgical testing and geochemical head analysis. The sample analysis included lithology, vein structure, mineralogy, QEMSCAN mineral abundance, ICP elemental assay, gravity gold extraction, comminution characteristics, preg-rob characteristics, carbon and sulfur speciation, cyanide gold extraction, and flocculation and filtration characteristics.

Gold extraction from the 3 mineralized zones demonstrated similar metallurgical characteristics when tested with gravity separation and carbon-in-leach (CIL) techniques. Weighted average gold extraction on all 116 Variability Composite samples ranged between 90% and 96% (New Found Gold Corp., 2024i). Gold extractions were achieved using both gravity separation and conventional CIL on the gravity tails.

The test work demonstrates that conventional gravity separation and CIL are well-suited extraction methods for the prospects tested to date at Queensway Gold Project. Additional flowsheet development work is ongoing to determine if marginal improvements in gold extraction can be achieved.

25.4	Risks and Uncertainties

Potential risks and uncertainties toward the advancement of NFG’s Queensway Project include:

•	NFG mineral rights ownership of licences 035047M and 035197M, 035048M and 035198M, and 035050M are subject to the successful completion of the conditions within a single VOA Option agreement; hence, there is some uncertainty to completion of the conditions and subsequent acquisition of gold prospects within the licences.

•	Although NFG’s exploration work is defining broad zones of mineralization, the gold mineralization can be erratic over short distances, which creates difficulties in building local vein network and gold mineralization models.

•	A risk assessment associated with the Phase 1 metallurgical testing identified low risk for the full effect of preg-rob materials in the mineralized zones, optimization of reagent consumptions, and overestimation of gravity gold extraction, and medium risk for comminution characteristics. These risks will be re-evaluated and investigated further as part of future metallurgical test work.
18 April 2024	302

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

•	Ultimately, there is a risk that the scalability of initial laboratory-based mineral processing/metallurgical test work may not translate to a full-scale commercial operation.

NFG will attempt to reduce risk/uncertainty through effective project management, engaging technical experts and developing contingency plans. To the best of the QPs knowledge, there are no environmental liabilities, significant factors or risks that may affect access, title, or the right or ability of NFG to perform exploration work on the Queensway Property. With respect to obtaining additional permits, the QP has no reason to assume that the Company would not be granted additional exploration approvals and other permits to advance the Queensway Gold Project.

18 April 2024	303

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

26	Recommendations

The Queensway Gold Project is a project of merit and requires additional exploration work to advance mineralized zones and individual prospects such as the

•	Appleton Fault Zone Mineralized Envelope, which includes the Keats, Keats North, Cokes, Iceberg, Iceberg East, Iceberg Alley, Keats West, Road, Golden Joint, Dome, Lotto, Monte Carlo, Lotto North, Jackpot, Honeypot, K2, and Everest prospects.

•	Recent drill-proven AFZ-related gold zone prospects in the QWS block including Eastern Pond, Camp, Devils Pond South, Aztec, Greenwood Pond, Goose, Astronaut/Nova, Nebula, and Devil’s Trench.

•	Continue with exploratory work along the Appleton and JBPFZ fault zones to define new prospects.

A two-phase work program is recommended with an estimated total cost of CDN$72.1 million with a 10% contingency. A summary of the program with cost estimates is presented in Table 26.1.

Phase 1 work recommendations are estimated to cost approximately CDN$36.7 million with a 10% contingency, and includes:

1.	Ongoing geophysical surveys in the QWN and QWS blocks that include a Direct Current resistivity Induced Polarization (DCIP) survey. The surveying, data processing, interpretation, and modelling is estimated to cost CDN$200,000.

2.	Regional and advanced surface exploration work is recommended at the QWS and QWS blocks that includes geological mapping, prospecting, trenching, and rock sampling along with till and soil geochemical surveys. The work programs are estimated to cost CDN$7,000,000.

3.	A Phase 1 diamond drilling program consists of 1) step-out and infill drilling to further define and delineate the gold mineralization at known prospects in the QWN and QWS blocks, 2) target delineation drilling at the QWS and TP blocks to follow-up on promising 2023-2024 surface programs that yielded favourable geological interpretations, 3) exploratory drilling along the AFZ and JBPFZ to test targets identified through surface exploration work programs. A total of approximately 70,000 m of drilling is recommended. Assuming a drill cost of approximately CDN$312/m, an all-in cost of CDN$350/m has been estimated, which includes PhotonAssayTM analytical work, density measurements, and gold grain analytical studies. The Phase 1 drill program is estimated to cost CDN$25,000,000.

4.	Ongoing metallurgical test work that includes 1) reduction of reagent consumptions during pre-oxidation or pre-aeration steps prior to CIL, 2) comminution characteristics, and 3) the estimate of gravity gold extraction. Gravity gold extraction and reagent consumption is currently being investigated for other mineralized zones associated with the Queensway Project and will likely provide additional insight which can be applied to Keats Main, Lotto and Golden Joint. Variability Composites have been identified to be tested for additional data in determining the SMC power requirements, Bond Ball Mill Work Index (BWi), and Bond Abrasion Index (Ai). The metallurgical test work is estimated to cost CDN$1,200,000.
18 April 2024	304

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Advancement to the Phase 2 work recommendations is contingent on the positive results of the Phase 1 work programs. If additional work is required to advance the Queensway Gold Project, the QP recommends a Phase 2 work program that is estimated to cost approximately CDN$35.4 million with a 10% contingency. The Phase 2 work program includes:

1.	A Phase 2 drill program in which the Company continues to collect diamond drill core for baseline geological studies but initiates Reverse Circulation (RC) drilling to expedite higher test material production rates for metallurgical test work and to advance the project toward mine-planning. The objective of the drill program is to 1) complete infill and step-out drilling at QWN and QWS blocks, and 2) continue with exploratory drilling along the AFZ and JBP. Approximately 85,000 m of drilling is recommended. At an all-in cost of CDN$350/m, which includes analytical work, the cost of the drill programs is estimated at CDN$30,000,000.

2.	Advancement of metallurgical test work with flowsheet optimization studies, methodology of producing saleable products, and handling of by-products and waste materials. This work is estimated to cost CDN$1,500,000.

3.	Continue with environmental baseline studies and community engagement and initiate marketing and possible mine planning studies. Environmental studies started in 2021 and include topics such as aquatic life, water quality, groundwater and surface water, plants/animals, wildlife, archaeological and air quality monitoring. NFG should continue to communicate and build relationships with community, Indigenous, and other stakeholders to explore employment and business opportunities, community investment opportunities, and the protection of community’s environment. This work is estimated to cost CDN$350,000.

4.	NFG has yet to disclose mineral resources at the Queensway Gold Project. Future technical reporting should include 3-D geological modelling, mineral resource estimation(s), and potentially, preliminary economic assessment that are prepared in accordance with CIM definition standards and guidelines (2014, 2019) and the disclosure rule, NI 43-101. Technical reporting is estimated to cost CDN$300,000.
18 April 2024	305

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Table 26.1 Future work recommendations.

18 April 2024	306

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

27	References

AMTEL (2023) - Advanced Mineral Technology Laboratory (AMTEL) Report - Gold Deportment in Three Master Composites of Queensway Ore. Prepared by AMTEL, 100 Collip Circle, Suite 205 London, Ontario, Canada N6G 4X8. Report-23,51, Nov 2023.

Arnott, R.J., McKerrow, W.S., Cocks, L.R.M. (1985): The tectonics and depositional history of the Ordovician and Silurian rocks of Notre Dame Bay, Newfoundland. Canadian Journal of Earth Science. 22, p. 607-618.

BL (2024) - Base Met Labs Report - Metallurgical Testing of Samples from the Queensway Project, January 9, 2024. Prepared by Base Met Labs, 200-970 McMaster Way, Kamloops, B.C., V2C 6K2, Canada, Report 1 - BL1290.

BSM (2023) - Black Swan Metallurgy (BSM) Report - New Found Gold Corp, Queensway Project Gravity Circuit Recovery Modelling. Prepared by Black Swan Metallurgy, Perth, Western Australia, Australia. Nov 2023.

Blackwood, R.F. (1982): Geology of the Gander Lake (2D/15) and Gander River (2E/2) Area, Newfoundland Department of Mines and Energy − Mineral Development Division, Report 82−4.

Bloom, L. (2022): Queensway Sample Preparation, Analyses and Security; Internal Report to New Found Gold Corp.

CBC News (2023): Dozens laid off as antimony mine near Glenwood closes once again; CBC News article dated January 4th 2023, https://www.cbc.ca/news/canada/newfoundland-labrador/antimony-mine-closure-1.6703205

CGG Canada Services (2017): Geophysical Survey Report on the Airborne Magnetic and Helitem35C Survey - Gander Area, NL, Canada; Project 701005, for Palisade Resources.

CGG Canada Services (2020): Logistics and Processing Report on the HeliFALCON™ Airborne Gravity Gradiometer and Aeromagnetic Survey - Gander Area, NL, Canada; Project 900961, for New Found Gold Corp.

CGG Canada Services (2021): Geophysical Survey Report, Airborne Magnetic Helitem2 Survey, Gander, Project 2100084, New Found Gold Corp.

Colman-Sadd, S. P., Dunning, G. R., and Dec, T. (1992): Dunnage-Gander relationships and Ordovician orogeny in central Newfoundland; a sediment provenance and U/Pb age study. American Journal of Science, 292(5), 317-355.

Currie, K.L. (1995): The northeastern end of the Dunnage Zone in Newfoundland; Atlantic Geology, v. 31, p. 25-38.

Currie, K.L. (1995b): A tale of shale-stratigraphic problems in the Gander River map area, Newfoundland; in Current Research 1995-D; Geological Survey of Canada. p. 73-80.

Dubé, B. and Gosselin, P. (2007): Greenstone-hosted quartz-carbonate vein deposits, in Goodfellow, W.D., ed., Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods; Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, p. 49-73.

Ermer, P. (1986): Geology of the Long-Range Inlier in the Sandy Lake map area: In Current Research, Part B: Geol. Sur. Can., Paper 86-1B, p- 19-29.

Evans, D.A.D. (2021). Chapter 17 - Meso-Neoproterozoic Rodinia Supercycle; in Pesonen, L.J., Salminen, J., Elming, S.-Å., Evans, D.A.D., Veikkolainen, T. (Eds.), Ancient Supercontinents and the Paleogeography of Earth. Elsevier, pp. 549-576.

Exploits Discovery Corp. (2024): Website, < Accessed on February 2, 2024, at: https://exploitsdiscovery.com/news/ >.

Exploits Discovery Corp. (2023): Exploits Announces Assay Results from Bullseye Drill Holes BE-23-018 & BE-23-020 to 029; Website, < Accessed on August 14 2023 at: https://exploitsdiscovery.com/exploits-announces-assay-results-from-bullseye-drill-holes-be-23-018-be-23-020-to-029/ >.

Falcon Gold Corp. (2022): Falcon Announces Initial Surface Sampling Results at Gander North and Filing of Drill Permit, Website, < Accessed on September 15 2022 at: https://falcongold.ca/news-release/falcon-announces-initial-surface-sampling-results-at-gander-north-and-filing-of-drill-permit/ >.

Fyfe, W.S. and Henley, R.W. (1973): Some thoughts on chemical transport processes with particular reference to gold; Mineral Science Engineering, v.5, p. 295-303.

18 April 2024	307

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Galloper Gold Corp. (2024): Mint Pond project; Website, < Accessed on February 2, 2024, at: https://gallopergold.com/mint-pond/ >.

Gardner, M. (2021): Geology Corner: The nuts and bolts of feasibility studies on gold; Canadian Mining Journal, January 14, 2021.

Goldfarb, R., Snee, L. and Miller, L. (1991): Rapid dewatering of the crust deduced from ages of mesothermal gold deposits; Nature, v.354, p.296-298. (https://doi.org/10.1038/354296a0)

Goldfarb, R.J., Richard, J. and Groves, D.I. (2015): Orogenic gold: Common or evolving fluid and metal sources through time; Lithos, v.233, p.2-26. (https://doi.org/10.1016/j.lithos.2015.07.011)

Gossan Resources Ltd. (2024): Gander Gold property; Website, < Accessed on February 2, 2024, at: https://gossan.ca/the-gander-gold-property/ >.

Harper, D.A.T., MacNiocaill, C. and Williams, S.H. (1996): The palaeogeography of Early Ordovician Iapetus terranes: An integration of faunal and palaeomagnetic constraints; Palaeogeography, Palaeoclimatology, Palaeoecology, v.121, p.297-312.

Henderson, B.J., Collins, W.J., Brendan Murphy, J., Hand, M. (2018): A hafnium isotopic record of magmatic arcs and continental growth in the Iapetus Ocean: The contrasting evolution of Ganderia and the peri-Laurentian margin. Gondwana Research. 58, p. 141-160.

Holmes, D. and Michaud, M. (2017): Report on November 2016 Till Sampling for Gold; Overburden Drilling Management Limited.

Honsberger, I.W., Bleeker, W., Kamo, S.L., and Sandeman, H.A.I. (2022): Latest Silurian syntectonic sedimentation and magmatism and Early Devonian orogenic gold mineralization, central Newfoundland Appalachians, Canada: Setting, structure, lithogeochemistry, and high-precision U-Pb geochronology; GSA Bulletin, v. 134, p. 2933-2957.

Karlstrom, K.E., van der Pluum, B.A., and Williams, P.F. (1982): Structural interpretation of the eastern Notre Dame Bay area, Newfoundland. Regional post-Middle Silurian thrusting and asymmetrical folding. Canadian Journal of Earth Sciences, 19, pp. 2325-2341.

Kennedy, M.J. and McGonigal, M.H. (1972): The Gander Lake and Davidsville Groups of northeastern Newfoundland: new data and geotectonic implications. Canadian Journal of Earth Sciences 9, pp. 452-459.

Kontak, D.J., O’Reilly, G.A. and Chatterjee, A.K. (1990): The southwest Nova Scotia tin domain, Yarmouth County, Nova Scotia: implications for tin metallogeny in the Meguma Terrane, Nova Scotia; Mines and Minerals Branch Report of Activities, Part B. Edited by D.R. MacDonald. Nova Scotia Department of Mines and Energy, Report 90-1, pp. 13-32.

Labonte, J.A. and Piercey, S. (2012): Thirteenth year assessment report on prospecting, geochemical exploration and petrography for licence 6658M on claims in the Pauls Pond area, Central Newfoundland, for Cornerstone Resources Incorporated. Geofile Report 002D/11/0771.

Labrador Gold Corp. (2022): Labrador Gold Announces 2.02 g/t Au Over 32 Metres at Big Vein the Longest Mineralized Intersection at Kingsway to Date; Website, < Accessed on September 8, 2022 at: https://labradorgold.com/news-releases/labrador-gold-announces-2-02-g-t-au-over-32-metres-4625/ >.

Labrador Gold Corp. (2024): Kingsway project; Website, < Accessed on February 2, 2024, at: https://labradorgold.com/projects/kingsway-project/ >.

Lafrance, B. and Williams, P.F. (1992): Silurian deformation in eastern Notre Dame Bay, Newfoundland; Canadian Journal of Earth Sciences v. 30(7), p.1549-1552.

McHenry, M. and Dunlop, P. (2015): The subglacial imprint of the last Newfoundland Ice Sheet, Canada; Journal of Maps, v. 12, p. 462-483.

McNicoll, V.J., Squires, G.C., Wardle, R.J., Dunning, G.R., and O’Brien, B.H. (2006): U-Pb Geochronological Evidence for Devonian Deformation and Gold Mineralization in the Eastern Dunnage Zone, Newfoundland; Current Research (2006) Newfoundland and Labrador Department of Natural Resources Geological Survey, Report 06-1, p. 45-60.

Mineral Claims Recorders Office of Newfoundland and Labrador, May 2015: Acquiring mineral rights and managing your mineral exploration license. https://www.gov.nl.ca/iet/files/mines-exploration-guidelines-claims-brochure-2015.pdf

Natural Resources Canada (2020: Height Reference System Modernization. (https://www.nrcan.gc.ca/sites/nrcan/files/files/pdf/Height_reference_system_modernization_(EN).pdf.)

18 April 2024	308

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Newsfile Corp. (2023): Gossan Resources Announces Results of Geochemical Sampling Program at its Gander Property, Newfoundland; News Release dated July 27, 2023, https://www.newsfilecorp.com/release/175084/Gossan-Resources-Announces-Results-of-Geochemical-Sampling-Program-at-its-Gander-Property-Newfoundland >.

New Found Gold Corp. (2020a): Mexican Gold To Complete Business Combination with New Found Gold; Intersects 92.86 g/t Au Over 19.0 Metres At Queensway Gold Project In Newfoundland; News Release dated 2020-01-28; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2020b): New Found Intercepts 41.2 g/t Au over 4.75 m and 25.4 g/t Au over 5.15 m in New High-Grade Discovery at the Lotto Zone, Located 2 km North of the High-Grade Keats Discovery, Queensway Project, Newfoundland; News Release dated 2020-10-02; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2020c): New Found Intercepts 22.3 g/t Au over 41.35m and 31.2 g/t Au over 18.85m in Initial Step-Out Drilling at Keats Zone, Queensway Project, Newfoundland; News Release dated 2020-10-27; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2020d): New Found Intercepts 44.5 g/t Au over 6.85m in 60m Step-Out at Keats Zone, Queensway Project, Newfoundland; News Release dated 2020-11-16; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2020e): New Found Gold Intercepts 45.3 g/t Au over 13.1m and 25.0 g/t Au over 16.85m in Step-Out Drilling at Keats Zone, Queensway Project, Newfoundland; News Release dated 2020-12-15; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021a): 50 Meter Step-Out Hole at Keats Intercepts Broad, Shallow, High-Grade Intervals: 22.5 g/t Au over 10.4m and 31.4 g/t Au over 15.9m; News Release dated 2021-01-11; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021b): New Found Intercepts 18.1 g/t Au over 6.5m including 38.7 g/t Over 2.95m in New “Sunday Zone” Discovery in the Appleton Fault Hanging Wall, 2 km North of Keats Zone; News Release dated 2021-01-14; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021c): New Found Intercepts 28.4 g/t Au over 13.8m and 25.0 g/t Au over 10.3m at Keats, Provides Exploration Overview; News Release dated 2021-02-11; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021d): New Found Intercepts 224.7 g/t Au over 2.45m at Lotto; News Release dated 2021-02-23; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021e): Keats Step-Out Returns 29.1 g/t Au over 11.4m, Extends High-Grade Zone to 250m Down Plunge; News Release dated 2021-03-01; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021f): New Found Intercepts 24.0g/t over 46.0m and 27.0g/t over 30.1m at Keats, High-grade Gold Mineralization Discovered in Footwall Veins; News Release dated 2021-03-10; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021g): Keats Step-Out Returns 61.8 g/t Au over 13.7m, Extends High-Grade Zone to 285m Down-Plunge; News Release dated 2021-03-16; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021h): New Found Intercepts 51.3 g/t Au over 3.20m and 53.3 g/t Au over 3.10m in Step-outs to Depth at Lotto; News Release dated 2021-03-23; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021i): Keats Infill Drilling Returns 37.2 g/t Au over 6.45m and 17.9 g/t Au over 8.45m; News Release dated 2021-03-29; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021j): Keats Infill Drilling Returns 106.5 g/t Au over 9.15m and 45.6 g/t Au over 4.05m; News Release dated 2021-04-07; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021k): Keats Infill Drilling Returns 261.3 g/t Au over 7.2m, Queensway Program Expanded to 10 Drills; News Release dated 2021-04-20; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021l): New Found Intercepts 63.7 g/t Au over 8.45m and 16.9 g/t Au Over 2.5m in 50m Step-out to South at Keats; News Release dated 2021-04-27; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021m): New Found Intercepts 124.4 g/t Au Over 17.7m and 131.1 g/t Au over 4.65m at Keats; News Release dated 2021-05-04; < Available on New Found Gold Corp.’s website >.

18 April 2024	309

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

New Found Gold Corp. (2021n): New Found Intercepts 146.2 g/t Au over 25.6m in 65m step-out to South at Keats, Extends High-Grade Zone to 425m Down-Plunge; News Release dated 2021-05-21; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021o): New Found Intercepts 21.4 g/t Au over 8.05m and 14.9 g/t Au over 12.9m in 40m step-out at Keats, Extends High-Grade Zone to 465m Down-Plunge; News Release dated 2021-06-15; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021p): New Found Intercepts 150.3 g/t Au over 11.5m at Lotto; News Release dated 2021-06-23; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021q): New Found Intercepts 430.2 g/t Au Over 5.25m in New Discovery at Golden Joint Zone, 1km North of Keats; News Release dated 2021-06-30; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021r): New Found Provides Appleton Fault Zone Exploration Update; News Release dated 2021-07-06; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021s): New Found Intercepts 111.4 g/t Au over 2.65 m and 76.8 g/t Au over 2.80 m at Lotto Main Vein: Doubles the Vertical Depth to 200 m; News Release dated 2021-09-08; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021t): New Found Intercepts More High-Grade Gold at Keats; Extends Zone 200m Vertically Towards Surface; News Release dated 2021-09-15; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021q): New Found Intercepts 64.94 g/t Au over 2.10m in Step-Out Drilling at the Golden Joint HW Zone and Extends the Golden Joint Main Vein to 235m Vertical Depth; News Release dated 2021-09-30; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021r): New Found Discovers New High - Grade Zone at Keats; Intercepts 88.53 g/t Au over 3.35m Below Keats Main Zone; News Release dated 2021-10-13; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2021s): New Found Intercepts 61.50 g/t Au over 5.20m at Keats 65m Step-Out, Extends High-Grade Zone to 530m Down Plunge; News Release dated 2021-10-14; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022a): New Found Enters into Definitive Property Option Agreement, Adds 6.1km of Prospective Strike Length Along Appleton Fault at Queensway North. < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022b): New Found Makes New Discovery Intercepting 28.20 g/t Au Over 4.50m at Keats Footwall Zone, 145m Below the Keats Main Zone, Reports First Results Using Chrysos PhotonassayTM Method; News Release dated 2022-01-26; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022c): New Found Intercepts 70.65 g/t Au Over 5.25m at Golden Joint Main Vein, Extending Zone to 285m Vertical Depth; News Release dated 2022-01-06; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022d): New Found Intercepts 56.69 g/t Au Over 2.45m at the New Keats Footwall Zone Discovery; News Release dated 2022-01-13; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022e): New Found Intercepts 98.13 g/t Au Over 3.85m at Golden Joint, Extending the High-Grade Zone to 305m Vertical Depth; News Release dated 2022-01-19; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022f): New Found Intercepts 62.3 g/t Au Over 2.00m at Keats Main, Extends High-Grade Zone to 845m Down Plunge; News Release dated 2022-02-24; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022g): New Found Intercepts 47.82 g/t Au over 9.75m at Keats Main, Extends High-Grade Zone to Surface with Interval of 55.61 g/t Au over 3.20m; News Release dated 2022-03-02; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022h): New Found Intercepts 31.88 g/t Au over 2.05m & 25.4 g/t Au over 2.25m at New Gold Discoveries on the JBP Fault Zone approximately10km NE of the Keats/Golden Joint/Lotto Discoveries; News Release dated 2022-03-09; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022i): New Found Intercepts 69.15 g/t Au over 14.15m at Golden Joint & Extends Lotto High-Grade to 225m Vertical Depth; News Release dated 2022-03-24; < Available on New Found Gold Corp.’s website >.

18 April 2024	310

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

New Found Gold Corp. (2022j): New Found Intersects 21.12 g/t Au over 7.20m, 79.81 g/t Au over 3.00m & 119.45 g/t over 2.40m at Keats Zone & Identifies New High-Grade Near Surface Mineralization; News Release dated 2022-04-11; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022k): New Found Makes New Discovery Between Keats and Golden Joint Intersecting 43.9 g/t Au Over 3.85m; News Release dated 2022-04-13; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022l): New Found Makes Two New Near Surface Discoveries North of the Keats Zone Intersecting 275 g/t Au Over 2.15m and 8.70 g/t Au Over 6.75m; News Release dated 2022-05-04; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022m): New Found Intersects 9.12 g/t Au Over 8.20m & 42.6 g/t Au Over 11.75m Starting 9m From Surface & 55.1 g/t Au Over 5.10m at the Keats Main Zone; News Release dated 2022-06-06; < Available on New Found Gold Corp.’s website.

New Found Gold Corp. (2022n): New Found Intercepts 89.5 g/t Au Over 2.00m in New “Tuesday” Zone Discovery at Lotto Zone; News Release dated 2022-06-08; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022o): Systematic Drilling Outlines New High-Grade Mineralized Vein Sets Over 630m Strike, Connecting Keats and 515 Zones; News Release dated 2022-08-02; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022p): New Found Intercepts 18.95 g/t Au Over 5.75m in Near-Surface 60m Step-Out at Keats North and Provides Exploration Update; News Release dated 2022-09-01; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022q): New Found Intercepts 152.1 g/t Au Over 3.85m & 12.98 g/t Au Over 14.95m at Lotto Main Vein, Confirms Continuity of High-Grade Over 220m Strike; News Release dated 2022-09-13; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022r): New Found Discovers New High-Grade Gold Zone West of the Appleton Fault Intercepting 10.4 g/t Au Over 10.5m & 17.9 g/t Au Over 4.2m at “Keats West”; News Release dated 2022-09-27; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022s): New Found Intercepts 68.19 g/t Au Over 2.05m & 45.05 g/t Au Over 2.25m, Extends Keats Main Zone to Over 1km Along Strike; News Release dated 2022-10-18; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022t): New Found Intercepts 33.8 g/t Au Over 2.35m, 37.4 g/t Au Over 2.10m & 22.8 g/t Au Over 2.20m at New “Lotto North” Discovery; News Release dated 2022-11-02; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022u): New Found Intercepts 85.7 g/t Au Over 5.65m & 13.4 g/t Au Over 9.05m at Keats Main Zone, Initiates Use of Chrysos PhotonAssay™ Method; News Release dated 2022-11-16; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022v): New Found Intercepts 18.6 g/t Au Over 15.95m Extending Keats West High-Grade Discovery by 200m Up-Dip & Intersects Broad Domains of Gold Mineralization; News Release dated 2022-11-23; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022w): New Found Intercepts 42.6 g/t Au Over 32m at Keats West, Includes High-Grade Interval of 171.6 g/t Au Over 6.5m; News Release dated 2022-11-28; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2022x): New Found Reports Several High-Grade Intercepts From Keats North Including 117 g/t Au Over 2.00m, 36.5 g/t Au Over 2.15m & 20.8 g/t Au Over 2.00m; News Release dated 2022-12-05; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2023a): New Found Announces the Continuation of Environmental Baseline and Pre-Development Studies; News Release dated January 9, 2023, < Available on New Found Gold Corp.’s website.

New Found Gold Corp. (2023b): New Found Completes Keats Trench Excavation and Phase 1 Mapping Program, Exposes High-Grade East-West Vein; News Release dated November 17, 2023, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2023c): New Found Announces Completion of 3-D Seismic Survey; News Release dated August 21, 2023, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2023d): New Found Intercepts 16.1 g/t Au Over 5.30m at Lotto North; Intercepts Gold Mineralization on West Side of Appleton Fault at “Zone 36”; News Release dated 2023-01-10; < Available on New Found Gold Corp.’s website >.

18 April 2024	311

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

New Found Gold Corp. (2023e): New Found Discovers Multiple New Gold Zones Extending 1.5km South of Keats, Increases Appleton Fault Zone High-Grade Gold Corridor to Over 4km in Strike Length; News Release dated 2023-01-18; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2023f): New Found Intercepts 6.7 g/t Au Over 24m at Keats West & Discovers New Vein Between Golden Joint and Keats North Intercepting 50.3 g/t Au Over 2.5m; News Release dated 2023-01-24; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2023g): New Found Discovers Three New Gold Zones Along Appleton Fault Zone - Monte Carlo, K2 & Everest; Extends AFZ Mineralized Envelope to 4.1km x 400m; News Release dated May 10, 2023, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2023h): New Found Hits Significant Gold Mineralization in 27 of 33 Holes Drilled in Inaugural Drill Program at Queensway South Including 19.0 g/t Au Over 3.15m; News Release dated May 25, 2023, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2023i): New Found Intercepts 17.8 g/t Au Over 8.3m at 421 Zone, Drills Mineralization 2.7km South of Keats at Grouse Zone; News Release dated September 20, 2023, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2023j): New Found Intercepts 17.1 g/t Au Over 11.35m & 1.82 g/t Au Over 40m, Further Defines High-Grade Domain at Keats West; News Release dated October 4, 2023, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2023k): New Found Intercepts 92 g/t Au Over 2m at Monte Carlo; News Release dated October 11, 2023, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2023l): New Found Intercepts 67.5 g/t Au Over 2.65m, 66.2 g/t Au Over 2.65m & 16.5 g/t Au Over 7.40m, Expands High-Grade Gold at Golden Joint to Surface; News Release dated October 23, 2023, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2023m): New Found Hits 14 g/t Au Over 9m, 32 g/t Au Over 2.55m & 6.7 g/t Au Over 10.1m Near-Surface at Iceberg-Iceberg East; News Release dated October 25, 2023, < Available on New Found Gold Corp.’s website.

New Found Gold Corp. (2023n): New Found Hits 14 g/t Au Over 9m, 32 g/t Au Over 2.55m & 6.7 g/t Au Over 10.1m Near-Surface at Iceberg-Iceberg East; News Release dated October 25, 2023, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2023o): New Found Intercepts Significant High-Grade Intervals at K2, Expands Mineralized Footprint of Zone to 490m x 395m; News Release dated November 29, 2023, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2023p):Advancing the high-grade Queensway Gold Project; Company presentation; < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2023q): New Found Signs Memorandum of Understanding with Maritime Resources Corp. For Use of the Pine Cove Mill; News Release dated August 14, 2023, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2023r): New Found Intercepts 43 g/t Au Over 11.6m at Keats West, News Release dated December 6, 2023, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2024a): New Found Makes First New High-Grade Discovery of 2024, Intercepts 26 g/t Au Over 7.65m & 23 g/t Au Over 5.25m at the “Honeypot Zone”, News Release dated January 10, 2024, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2024b): New Found Intercepts 27.5 g/t Au Over 7m & 8.69 g/t Au Over 12m at K2, Extends High-Grade to Surface, News Release dated January 31, 2024, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2024c): New Found Intercepts 3.2 g/t Au Over 43.8m and 10.3 g/t Au Over 13m at Keats West & Defines a New Gold Domain at Cokes Zone, News Release dated February 22, 2024, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2024d): New Found Makes New Discovery with 35 g/t Au Over 17m Including 1,910 g/t Au Over 0.3m at “Vegas Zone”, News Release dated February 29, 2024, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2024e): New Found Makes New Discovery with 35 g/t Au Over 17m Including 1,910 g/t Au Over 0.3m at “Vegas Zone”, News Release dated March 13, 2024, < Available on New Found Gold Corp.’s website >.

18 April 2024	312

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

New Found Gold Corp. (2024f): New Found Makes New Discovery with 35 g/t Au Over 17m Including 1,910 g/t Au Over 0.3m at “Vegas Zone”, News Release dated March 26, 2024, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2024g): New Found Intercepts 17.8 g/t Au Over 13.5m, 27.7 g/t Au Over 2.7m, 12.7 g/t Au Over 4.6m and 1.23 g/t Au Over 47.2m at K2 Zone, News Release dated April 10, 2024, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2024h): New Found Intercepts 14.8 g/t Au Over 5m at Honeypot & 43.1 g/t Au Over 2m at Jackpot, News Release dated April 17, 2024, < Available on New Found Gold Corp.’s website >.

New Found Gold Corp. (2024i): New Found Reports Positive Phase 1 Metallurgical Test Results Demonstrating 90% to 96% Gold Extraction at Queensway; News Release dated April 3, 2024, < Available on New Found Gold Corp.’s website >.

O’Brien, B.H. (2003): Geology of the central Notre Dame Bay region (parts of NTS areas 2E/3,6,11) northeastern Newfoundland. Newfoundland and Labrador Department of Mines and Energy, Geological Survey, Report 03-03, 147 p.

O’Brien, B.H., O’Brien, S.J., and Dunning, G.R. (1991): Silurian cover, Late Precambrian-Early Ordovician basement, and the chronology of Silurian orogenesis in the Hermitage Flexure Newfoundland Appalachians); American Journal of Science, v. 291, p. 760-799.

O’Neil, P. (1987): Geology of the west half of the Wier’s Pond (2E/1) map area; Newfoundland Department of Mines and Energy, Mineral Development Division, Current Research, p. 271-281.

O’Neill, P. P. (1990): Geology of the Northeast Gander Lake Map Area (NTS 2D/15) and the Northwest Gambo Map Area (NTS 2D/16); Current Research (1990) Newfoundland Dept. of Mines and Energy, Geological Survey Branch, Report 90-1, p. 317-326.

O’Neill, P., Blackwood, R.F. (1989): A Proposal for revised stratigraphic nomenclature of the Gander and Davidsville Groups and the Gander River Ultrabasic Belt, of Northeastern Newfoundland; in Current Research - Newfoundland Department of Mines. Geological Survey of Newfoundland, (Report 89-1), p. 127-130.

Pollock, J.C., Wilton, D.H.C., van Staal, C.R. and Morrissey, K.D. (2007): U-Pb detrital zircon geochronological constraints on the Early Silurian collision of Ganderia and Laurentia along the Dog Bay Line: The terminal Iapetan suture in the Newfoundland Appalachians; American Journal of Science, v.307, n.2, p.399-433.

Pollock, J.C., Hibbard, J.P., van Staal, C.R. (2012): A paleogeographical review of the peri-Gondwanan realm of the Appalachian orogen. Canadian Journal of Earth Science. 49, p. 1-30.

Ryan, R.J. and Smith, P.K. (1998): A review of mesothermal gold deposits of the Meguma Group, Nova Scotia, Canada; Ore Geology Reviews, v.13, p.153-184.

Sandeman, H.A.I. and Honsberger, I. (2023): Gold Mineralization at the Valentine Lake, Moosehead, Queensway and Kingsway Projects; Geological Association of Canada Newfoundland and Labrador Section, 2023 fall field trip, September 29 - October 1, 2023, 63 p, < Available on May 1, 2024, at: https://static1.squarespace.com/static/645104ce7aa94f71ba09a1d6/t/6514334e180c8d3bd100f10f/1695822689120/Field+Guide+2023.pdf >

Sandeman, H.A.I., Peddle, C. and Newman, R. (2018): Beaver Brook Antimony Mine Revisited: An Update on Operations and New Structural and Geological Observations; Newfoundland and Labrador Department of Natural Resources Geological Survey Report 18-1, p.123-152.

Sheppard, D. (1994): Eighth Year Assessment Report Summary of Diamond Drilling Activities Conducted Within Licence No. 4344, The ‘Knob’ Prospect N.T.S. 20/15. Geofile Report 002D_0296.

Srivastava, M. R. (2022): Exploration Update Of The Queensway Project Newfoundland And Labrador, Canada (May 31, 2022). Amended and Restated National Instrument 43-101 Technical Report Prepared by RedDot3D Inc. on behalf of New Found Gold Corp. (https://newfoundgold.ca/wp-content/uploads/2022/06/2022-Queensway-43-101-Technical-Report-amended-final.pdf).

Sterk, R. and Kruse, S. (2021): Queensway Project, National Instrument 43-101 Technical Report prepared by RSC Consulting Limited on behalf of New Found Gold Corp. (https://newfoundgold.ca/wp-content/uploads/2022/05/Tech-Report.pdf)

Tickner, J., Ganly, B., Lovric, B. and O'Dwyer, J. (2017): Improving the sensitivity and accuracy of gamma activation analysis for gold; Applied Radiation and Isotopes, v.122, p.28-36.

18 April 2024	313

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

Valverde-Vaquero, P. and van Staal, C. (2001): Relationships between the Dunnage-Gander zones in the Victoria Lake-Peter Strides Pond area; Newfoundland Department of Mines and Energy Geological Survey, Current Research Report 2001-1, p. 1-9.

Valverde-Vaquero, P., van Staal, C.R., McNicoll, V., Dunning, G.R. (2006): Mid-Late Ordovician magmatism and metamorphism along the Gander margin in central Newfoundland. Journal of the Geological Society, London. 163, p. 347-362.

van der Pluijm, B.A. (1986): Geology of eastern New World Island, Newfoundland: An accretionary terrane in the northeastern Appalachians; Geological Society of America Bulletin, v. 97, p. 932-945.

van Staal, C.R., Dewey, J.F., Niocaill, C.M., McKerrow, W.S. (1998). The Cambrian-Silurian tectonic evolution of the northern Appalachians and British Caledonides: history of a complex, west and southwest Pacific-type segment of Iapetus; in Blundell, D.J., and Scott, A.C. (eds) Lyell: the Past is the Key to the Present.Geological Society, London, Special Publications, 143, p. 197-242.

Van Staal, C.R., Valverde-Vaquero, P., Zagorevski, A., and Whalen, J.B. (2009): Pre-Carboniferous, episodic accretion-related, orogenesis along the Laurentian margin of the northern Appalachians; Geological Society London Special Publications v. 327(1), p. 271-316.

van Staal, C.R., Barr, S.M. (2012): Lithospheric architecture and tectonic evolution of the Canadian Appalachians and associated Atlantic margin; in Tectonic Styles in Canada: The LITHOPROBE Perspective. Geological Association of Canada, Special Paper 49. p. 41-95.

van Staal, C.R., Zagorevski, A., McNicoll, V.J. and Rogers, N. (2014): Time-transgressive Salinic and Acadian orogenesis, magmatism, and Old Red Sandstone sedimentation in Newfoundland; Geoscience Canada, v. 41, p. 138-164.

van Staal, C.R., Barr, S.M., Waldron, J.W.F., Schofield, D.I., Zagorevski, A., White, C.E. (2021). Provenance and Paleozoic tectonic evolution of Ganderia and its relationships with Avalonia and Megumia in the Appalachian-Caledonide orogen. Gondwana Research, 98, p. 212-243.

Williams, H. (1972): The Appalachian Structural Province: Special Paper - Geological Association of Canada, v. 11, p. 181-261.

Williams, H. (1979). Appalachian Orogen in Canada. Canadian Journal of Earth Science, 16, p. 792-807.

Williams, H. (1995): Geology of the Appalachian - Caledonian Orogen in Canada and Greenland. Geological Society of America.

Williams, H. (2004): Generalized Interpretive Map - Newfoundland Appalachians, Department of Natural Resources, Geological Survey of Newfoundland and Labrador. Modified from J. P. Hayes (1987): https://www.gov.nl.ca/iet/files/mines-maps-nf.pdf

Williams, H., Colman-Sadd, S. P., & Swinden, H. S. (1988): Tectonic-stratigraphic subdivisions of central Newfoundland. Current Research, Part B. Geological Survey of Canada, Paper, 88, 91-98.

Williams, H., Currie, K. L., & Piasecki, M. A. J. (1993): The Dog Bay Line: a major Silurian tectonic boundary in northeast Newfoundland. Canadian Journal of Earth Sciences, 30(12), 2481-2494.

Williams, H., Piasecki, M.A.J. (1990). The Cold Spring Melange and a possible model for Dunnage-Gander zone interaction in central Newfoundland. Canadian Journal of Earth Science, 27, p. 1129-1134.

Willman, C.E. (2007): Regional structural controls of gold mineralization, Bendigo and Castlemaine goldfields, Central Victoria, Australia; Mineralium Deposita, v.42, p.449-463.

Zagorevski, A. and Rogers, N. (2008): Stratigraphy and structural geology of the Ordovician Volcano-Sedimentary Rocks in the Mary March Brook area; Newfoundland and Labrador Department of Natural Resources Geological Survey, Current Research Report 08-1, p. 101-113.

18 April 2024	314

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

28	Certificate of Author

I, D. Roy Eccles, P. Geol. P. Geo., do hereby certify that:

1.	I am a Senior Consulting Geologist and Chief Operations Officer of APEX Geoscience Ltd., 100 11450-160 Street, Edmonton, Alberta T5M 3Y7.
2.	I graduated with a B.Sc. in Geology from the University of Manitoba in Winnipeg, Manitoba in 1986 and with a M.Sc. in Geology from the University of Alberta in Edmonton, Alberta in 2004.
3.	I am and have been registered as a Professional Geologist with the Association of Professional Engineers and Geoscientists of Alberta (APEGA, Membership Number 74150) since 2003, and Newfoundland and Labrador Professional Engineers and Geoscientists (PEGNL, Membership Number 08287) since 2015.
4.	I have worked as a geologist for more than 35 years since my graduation from university and have been involved in all aspects of mineral exploration, mineral research, and mineral resource estimations for metallic, industrial, and specialty mineral projects and deposits.
5.	I have read the definition of “Qualified Person,” as set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). By reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. My technical experience includes Caledonian Orogeny gold mineralization projects (and other multi-commodity projects) in the Dunnage Zone of Newfoundland and Scotland.
6.	Apart from Section 13, I prepared, and accept, responsibility for all other Items (Items 1-12, 14, 23-27) of the NI 43-101 Technical Report, New Found Gold Corp.’s Queensway Gold Project in Newfoundland and Labrador, Canada: 2024 Exploration Update, with an effective date of 18 April 2024 (the “Technical Report”). I visited the Queensway Property on January 12-13, 2023, and can verify the Property licences/claims, access, infrastructure, active drilling exploration, geological setting, and the gold mineralization that is the subject of this Technical Report.
7.	To the best of my knowledge, information and belief, the Technical Report contains all relevant scientific and technical information that is required to be disclosed, to make the Technical Report not misleading.
8.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
9.	I am independent of New Found Gold Corp. and the Queensway Property, applying to all tests in section 1.5 of Companion Policy 43-101CP.
10.	I prepared New Found Gold Corp.’s previous NI 43-101 technical report effectively dated January 24, 2023, which is now superseded and replaced by this current technical report. I have had no other previous involvement with the Queensway Property that is the subject of the Technical Report.

Effective date: 18 April 2024

Signing date: 4 June 2024

(signed) “D. Roy Eccles”

Roy Eccles MSc. P. Geo. P. Geol.

18 April 2024	315

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

I, Mark K Jorgensen, QP Metallurgy, do hereby certify that:

1.	I am Principal Engineer with Jorgensen Engineering and Technical Services LLC, 1230 East Jamison Avenue, Centennial, Colorado, USA, 80122.
2.	I graduated with a Bachelor of Science in Chemical Engineering from the University of Nevada in 1978.
3.	I am and have been registered as a Qualified Person with the Mining and Metallurgical Society of America (Member Number 01202QP) since 2005.
4.	I have worked as a Metallurgical Engineer for more than 40 years since my graduation from university.
5.	I have read the definition of “Qualified Person,” as set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). By reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. My technical experience includes design, construction, and operation of gold leaching processing plants with crushing, grinding, gravity gold recovery, cyanide leaching, cyanide destruction and tailings disposal. I have designed laboratory test programs to determine methods for gold recovery and subsequent plant design.
6.	I prepared, and accept responsibility, for Section 13 Mineral Processing and Metallurgy, in NI 43-101 Technical Report, New Found Gold Corp.’s Queensway Gold Project in Newfoundland and Labrador, Canada: 2024 Exploration Update with an effective date of 18 April 2024 (the “Technical Report”). My most recent site inspection at the Queensway Project was completed on November 29, 2023.
7.	To the best of my knowledge, information and belief, the Technical Report contains all relevant scientific and technical information that is required to be disclosed, to make the Technical Report not misleading.
8.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
9.	I am independent of New Found Gold Corp., applying to all tests in section 1.5 of Companion Policy 43-101CP.
10.	I have not had any prior involvement with Queensway property that is the subject of the Technical Report.

Effective Date: 18 April 2024

Signing Date: 4 June 2024

(signed) “Mark K. Jorgensen”

Mark K Jorgensen, QP Metallurgy

18 April 2024	316

New Found Gold Corp.’s Queensway Gold Project, NL: 2024 Exploration Update Technical Report

I, Gary Simmons, Q.P. Metallurgy do hereby certify that:

1.	I am Owner of GL Simmons Consulting, LLC, located at 15923 Shadow Mountain Ranch Road, Larkspur, Colorado, USA, 80118.
2.	I graduated with a Bachelor of Science in Metallurgical Engineering from the Colorado School of Mines in 1973.
3.	I am and have been registered as a Qualified Person with the Mining and Metallurgical Society of America (Member Number 01013QP) since 2008. I am also a Registered Member of the Society for Mining, Metallurgy and Exploration (SME), Member ID 2959300.
4.	I have worked as a Metallurgical Engineer for more than 50 years since my graduation from university.
5.	I have read the definition of “Qualified Person,” as set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). By reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. I have held senior mine and metallurgical production and corporate level management, technical and development positions for mining companies in the United States, Canada, Australia, Indonesia, Peru, and Mexico. I have experience in test work design and reporting, cyanide leaching, and cyanide plant operation that is relevant to the Queensway Project.
6.	I prepared, and accept responsibility, for Section 13 Mineral Processing and Metallurgy, in NI 43-101 Technical Report, New Found Gold Corp.’s Queensway Gold Project in Newfoundland and Labrador, Canada: 2024 Exploration Update with an effective date of 18 April 2024 (the “Technical Report”). My most recent site inspection at the Queensway Property was conducted on October 19, 2023.
7.	To the best of my knowledge, information and belief, the Technical Report contains all relevant scientific and technical information that is required to be disclosed, to make the Technical Report not misleading.
8.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
9.	I am independent of New Found Gold Corp., applying to all tests in section 1.5 of Companion Policy 43-101CP.
10.	I have not had any prior involvement with Queensway property that is the subject of the Technical Report.

Effective Date: 18 April 2024

Signing Date: 4 June 2024

(signed) ”Gary Simmons”

Gary Simmons, QP Metallurgy

18 April 2024	317